82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

99 04 6096

REGISTRANT'S NAME Sogecable, S.A.

*CURRENT ADDRESS Gran Via, 32
3ª Planta
28013 Madrid
Spain

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 05 2001
THOMSON FINANCIAL

FILE NO. 82- 4981 FISCAL YEAR 12/31/99

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☐
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☑
DEF 14A (PROXY)	☐		

dlw 3/25

OICF/BY: A BARONE

DATE : 10/26/00

Enclosure I(i)

CANAL SATÉLITE DIGITAL

CANAL SATÉLITE DIGITAL EXCEEDS 900,000 SUBSCRIBERS
More than three and a half million people enjoy its wide range of services.

Canal Satélite Digital, the number one operator of digital television in Spain, has more than 900,000 homes subscribed to its range of services. This amounts to a potential audience of more than three and a half million people who presently enjoy more than 150 programmes services from its varied multi-channel offer to which the Champions League of Football has just been added.

Canal Satélite Digital has reached this figure after inaugurating its centre in Madrid which has the biggest broadcasting capacity in Spanish territory and, coinciding with the great challenge involving the development of new interactive applications which, together with those already existing (interactive banking, Navigation, Games, Sports...), will, in the coming months bring a commercial gallery of leisure, entertainment and services to its subscribers' homes. All this without leaving home and by simply pressing the Canal Satélite Digital remote control.

Catalonia (191,915), Madrid (148,603), Andalusia (115,785), Valencia (81,160), Canary Islands (71,305), Galicia (49,198) and Castilla/León (41,947) are the leaders in absolute figures in the number of subscribers by Autonomous Region. In relative terms, the most significant subscriber percentages are to be found in the Canary Islands, where 18% of homes already enjoy Canal Satélite Digital, the Balearic Islands (13.4%), Catalonia (9.9%) and Madrid (9.6%).

The freedom to chose, cinema, football and the variety of programmes are amongst the main reasons for subscribing according to Canal Satélite Digital's subscribers. A variety of programmes which is, on the one hand, based on a quality offer of *a la cârte* television which includes Canal+Digital, the Spanish Football League and the Champions League, amongst others, and, on the other hand, a wide variety of content, which includes first rate world-wide international channels, such as Disney Channel, Turner Classic Movies (TCM), Paramount Comedy, Fox Kids and CNN+, amongst others.

Yours sincerely,
The Press Room

Madrid, 5th June 2000.

JUL 7 1999

Sogecable

Miguel Sartrústregui
General Secretary

Madrid, 26th June 2000

NOTIFICATION OF A RELEVANT FACT

Canal Satélite Digital, S.L., a subsidiary of Sogecable, S.A., has today signed a contract with Quiero Televisión, S.A. according to which the latter has obtained non-exclusive authorisation to relay National Football League games and the Copa de S.M. El Rey that Audiovisual Sport, S.L. produces for broadcasting under the pay-per-view method. Said authorisation will expire at the end of the 2008/2009 season provided Canal Satélite Digital, S.L. is able to renew the bare ownership and Audiovisual Sport, S.L. the usufruct over the said rights as from the 2003/2004 season. If such renewal is not obtained, the authorisation will only last until the end of the 2002/2003 season.

By way of consideration for said authorisation Quiero Televisión, S.A. will pay Canal Satélite Digital, S.L. the amount of eleven thousand two hundred and fifty million pesetas (11,250 million pesetas). Quiero Televisión, S.A., like the other Operators that distribute these services, will be completely free to determine the price applicable to the end consumers, will also pay a remuneration to Audiovisual Sport, S.L. that will be determined depending on the number of consumer units of its subscribers, subject to a minimum guaranteed amount.

The contract's entry into force is conditional on its ratification by the Executive Committee of Quiero Televisión, S.A..

Enclosure II(ii)

Sogecable

José María Méndez Zori
Assistant to the General Secretary

Madrid, 7th July 2000

NOTIFICATION

Further to the relevant fact dated 26th June 2000, this is to inform you that the contract signed between Canal Satélite Digital, S.L. and Quiero Televisión, S.A. has been approved and ratified by the latter's Executive Committee, according to a formal notice dated 30th June 2000.

Enclosure II(iii)

Sogecable

Madrid, 18th July 2000

NOTIFICATION OF A RELEVANT FACT

Canal Satélite Digital, S.L., a subsidiary of Sogecable, S.A., has entered into a framework agreement with the *Agrupación de Operadores de Cable* (AOC) according to which the members of the said *Agrupación* may enter into individual agreements with Canal Satélite Digital and Audiovisual Sport for the non-exclusive relay of National Football League games and the Copa de S.M. El Rey that Audiovisual Sport, S.L. produces for broadcasting under the pay-per-view method. The authorisation will be operative until the end of the 2008/2009 season provided Canal Satélite Digital, S.L. is able to renew the bare ownership and Audiovisual Sport, S.L. the usufruct over the said rights as from the 2003/2004 season. If the said renewal is not obtained, the authorisation will expire at the end of the 2002/2003 season.

The aggregated remuneration that the operator members of AOC must pay to Canal Satélite Digital, S.L. for signing the pertinent individual contracts amounts to eight thousand two hundred and twelve million pesetas (8,212 million pesetas). These operators, which will be completely free to determine the price applicable to the end consumers, will also pay a remuneration to Audiovisual Sport, S.L. that will be determined depending on the number of consumer units of its subscribers, subject to a minimum guaranteed amount.

The *Agrupación de Operadores de Cable* has undertaken to withdraw the complaint filed against Sogecable and Telefónica before the European Commission. This withdrawal follows the withdrawal already made by Quiero TV, S.A. as a result of the agreement entered into with it on 26th June last.

Sogecable

José María Méndez Zori
Assistant to the General Secretary

Madrid, 8th August 2000

OTHER COMMUNICATIONS

In accordance with the provisions of paragraph II.10.2.2. of Chapter II of the SOGECABLE S.A. Public Offer of Sale and Subscription of Shares Prospectus issued on 20th July 1999, we hereby inform you that SOGECABLE S.A. has paid the deferred discount right to which those employees were entitled who acquired SOGECABLE S.A. shares in the employees minority tranche and who have shown they have continuously maintained a minimum daily balance at least equal to the number of shares adjudicated thereto since the date of the sale (20th July 1999) until 20th July 2000, inclusive. The amount per share is 0.7050 Euros, equal to 3% of the Offer Price. This amount has been paid by SOGECABLE S.A. with a value date of 8th August 2000, in accordance with the provisions in such regard set forth in the SOGECABLE S.A. Public Offer of Sale and Subscription of Shares Prospectus registered with the National Securities Market Commission on 30th June 1999.

Enclosure II(v)

Sogecable

Miguel Satrústegui
General Secretary

Madrid, 31st August 2000

OTHER COMMUNICATIONS

This is to inform you that after having compared the details relating to significant shareholdings recorded in the Sogecable, S.A. Shareholders Register against the information contained in the public register held by the National Securities Market Commission, the following discrepancies have been noted:

	CNMV DETAILS			SHAREHOLDERS' REGISTER		
	Dta.	Indta.	Total	Dta.	Indta.	Total
Banca March	0.00	13.390	13.390	0.00	12.23	12.23
BBVA	0.097	6.046	6.143	0.48	6.03	6.51
CANAL +	21.26	0.00	21.26	21.27	0.00	21.27
CORP. GRAL FINAN.	6.026	0.00	6.026	6.03	0.00	6.03
DEYA	8.73	0.00	8.73	7.18	0.00	7.18

The aforementioned information is given for the purposes of the new technical calculation and composition of the Ibex index rules without prejudice to notice being given, when pertinent, setting out the significant holdings once all transactions undertaken to date have been included.

Enclosure III(ii)

Security Reference

GENERAL

INFORMATION RELATING TO:

SEMESTER	30-06	YEAR	2000

1. ISSUER'S DETAILS

Company Name:
SOGECABLE, S.A.

COMPANY ADDRESS: GRAN VIA, 32 MADRID	TAX ID No.: A-79114815

State the names of those persons who are responsible for this information, the office held and describe the power of attorney or other powers under which the said persons *represent the company:*	Signature:
MIGUEL SARTRUSTEGUI GIL-DELGADO, General Secretary of the Sogecable Group. Powers of representation by public deed dated 8/5/98 protocol no. 1.442. MATILDE CASADO MORENO, Finance Director of the Sogecable Group Powers of representation by public deed dated 9/6/93 protocol no. 1.775.	

SEMESTRAL INFORMATION REQUIRED
(mark with an "x" if affirmative)

		Code	Individual	Consolidated
I.	Description of Issuer	0010	x	x
II.	Changes to the Consolidated Group	0020		x
III.	*Presentation Basis & Valuation Rules*	0030	x	x
IV.	Balance Sheet	0040	x	x
V.	Profit & Loss Account	0050	x	x
VI.	Distribution by Activity of the Net Turnover figure	0060	x	x
VII.	Number of Employees	0070	x	x
VIII.	Evolution of the Business	0080	x	x
IX.	Dividends Distributed	0090	x	
X.	Significant Facts	0100	x	x
XI.	Explanatory Annex of Significant Facts	0110	x	x
XII.	Auditors' Special Report	0120		

II. CHANGES TO COMPANIES FORMING PART OF THE CONSOLIDATED GROUP (19)

REFER TO ANNEX I

III. PRESENTATION BASIS & VALUATION RULES

(In regard to the preparation of the data and information of a financial and accounting nature included in this periodical public information release, the principles, the valuation rules and accounting criteria established in the legislation in force for the preparation of information of a financial and accounting nature to be included in the annual accounts and intermediate financial statements relating to the sector to which the company belongs must be applied. If, exceptionally, the generally accepted accounting principles and criteria required under the legislation in force have not been applied to the data and information attached hereto, this fact must be stated and sufficient explanation given therefor. It should be stated what influence any such failure to apply said rules might have on the assets, financial situation and the profits of the company or its consolidated group. Additionally, and to the same extent as aforementioned, and in relation to the last audited annual accounts, mention must be made and comments provided in respect of any changes, if any, that have arisen regarding the accounting criteria used in the preparation of the reports attached hereto. If the same accounting principles, criteria and policies as for the last audited annual accounts have been applied, and if the same are in accordance with the accounting rules in force that are applicable to the company, this must be expressly stated).

In the preparation of the data and information of a financial and accounting nature included in this periodical public information release the valuation rules and accounting criteria established in the legislation in force for the preparation of information of a financial and accounting nature to be included in the annual accounts and intermediate financial statements have been applied.

NOTE: if there is insufficient space in the boxes to set out the required information, the company may attach as many additional pages as it deems necessary.

ANNEX I

CHANGES IN THE CONSOLIDATION STRUCTURE OF THE CONSOLIDATED GROUP

In the first semester of the 2000 financial year the following changes arose in the structure of the consolidated group:

- In March 2000, the company TW SPANISH TV INVESTMENTS, LLP, a subsidiary of TIME WARNER ENTERTAINMENT COMPANY, LP (WARNER BROS.), subscribed 10% of the share capital of CANAL SATÉLITE DIGITAL, S.L. which meant that SOGECABLE, S.A.'s holding in the latter's share capital became 83.25%.

- Also, on 22nd February 2000, WARNER BROS. acquired 10% of the share capital of CINEMANIA, S.L., therefore, SOGECABLE, S.A.'s direct and/or indirect holding in said company became 90%.

- On 17th March 2000, SOGECABLE INTERNET, S.L. was incorporated and it later changed its name to PLATAFORMA LOGISTICA DE USUARIOS DE SOGECABLE, S.L. with the Sogecable Group holding 100% of the share capital. Its activities involve the creation, production and sale of all kinds of multimedia hardware and software products and services.

IV.	BALANCE SHEET OF THE INDIVIDUAL COMPANY

(Units in millions of pesetas)

ASSETS		Current Year	Previous Year
A) SHAREHOLDERS WITH NON-PAID UP SHARE CAPITAL	0200	0	0
I. Establishment expenses	0210	3,662	2,257
II. Intangible fixed assets	0220	13,159	11,351
II.1 Rights/property under financial leasing	0221	0	0
II.2 Other intangible assets	0222	13,159	11,351
III.- Tangible assets	0230	6,124	8,294
IV.- Investments	0240	53,301	43,284
V.- Long term treasury shares	0250	0	0
VI.- Long term trading debtors	0255	0	0
B) FIXED ASSETS (1)	0260	76,246	65,186
C) EXPENSES DISTRIBUTABLE OVER SEVERAL FINANCIAL YEARS (2)	0280	537	814
I.- Shareholders with paid up share capital	0290	0	0
II.- Stocks	0300	15,254	11,065
III.- Debtors	0310	35,971	24,924
IV.- Short term financial investments	0320	346	337
V.- Short term treasury shares	0330	0	0
VI.- Cash	0340	239	74
VII.- Periodical adjustments	0350	4,556	4,184
D) WORKING CAPITAL	0360	56,366	40,584
TOTAL ASSETS (A+B+C+D)	**0370**	**133,149**	**106,584**

LIABILITIES		Current Year	Previous Year
I.- Subscribed capital	0500	32,287	30,049
II.- Reserves	0510	34,006	9,953
III.- Results of previous financial years	0520	-5,535	-3,840
IV.- Results of the period	0530	929	-250
V.- Dividends on account paid in the financial year	0550	0	0
A) EQUITY	0560	61,687	35,912
B) EARNINGS DISTRIBUTABLE IN SEVERAL FINANCIAL YEARS	0590	0	0
C) PROVISIONS FOR RISKS AND EXPENSES	0600	918	1,191
I.- Issue of debentures and other negotiable securities	0610	0	0
II.- Debts with credit entities	0615	9,931	2,000
III.- Debts with Group and Associated Companies	0620	0	0
IV.- Long term trade creditors	0625	0	0
V.- Other long term debtors	0630	10,009	11,078
D) LONG TERM CREDITORS	0640	19,940	13,078
I.- Issue of debentures and other negotiable securities	0650	0	0
II.- Debts with credit entities	0655	7,714	21,044
III.- Debts with Group and Associated Companies	0660	8,189	8,692
IV.- Commercial creditors	0665	28,924	20,080
V.- Other short term debts	0670	5,777	6,587
VI.- Periodical adjustments	0680	0	0
E) SHORT TERM CREDITORS	0690	50,604	56,403
F) PROVISIONS FOR SHORT TERM RISKS AND EXPENSES	0695	0	0

TOTAL LIABILITIES (A+B+C+E+F)	0700	133,149	106,584

V. INDIVIDUAL RESULTS OF THE COMPANY

(Units in millions of pesetas)

		Current Year		Previous Year	
		Amount	%	Amount	%
+ Net turnover figure	0800	50,712	100.00%	44,176	100.00%
+ Other earnings	0810	1	0.00%	0	0.00%
+/- Changes in stocks of finished products and products in progress	0820	0	0.00%	0	0.00%
= TOTAL VALUE OF PRODUCTION	0830	50,713	100.00%	44,176	100.00%
- Net Purchases	0840	-27,234	-53.70%	-22,003	-49.81%
+/- Changes in stocks of goods, raw materials and other consumables	0850	0	0.00%	0	0.00%
- External and export expenses	0860	-13,693	-27.00%	-11,873	-26.88%
= ADJUSTED ADDED VALUE	0870	9,786	19.30%	10,300	23.32%
+/- Other expenses and earnings	0880	0	0.00%	0	0.00%
- Personnel expenses	0890	-4,031	-7.95%	-2,703	-6.12%
= GROSS TRADING RESULTS	0900	5,755	11.35%	7,597	17.20%
- Charge for depreciation of intangible assets	0910	-3,136	-6.18%	-3,376	-7.64%
- Charge to reserve fund	0915	0	0.00%	0	0.00%
- Change in working capital provisions	0920	0	0.00%	0	0.00%
= NET TRADING RESULTS	0930	2,619	5.16%	4,221	9.55%
+ Financial income	0940	1,411	2.78%	1,611	3.65%
- Financial expenses	0950	-895	-1.76%	-877	-1.99%
+ Capitalised interest and exchange differences	0960	0	0.00%	0	0.00%
- Amortisation and financial provisions charges	0970	0	0.00%	0	-0.00%
= ORDINARY TRADING RESULTS	1020	3,135	6.18%	4,955	11.22%
+/- Results from intangible, tangible and control portfolio	1021	0	0.00%	0	0.00%
- Change in provisions for intangible, tangible and control portfolio	1023	-2,176	-4.29%	-7,391	-16.73%
+/- Results of transactions with treasury shares and own debentures	1025	0	0.00%	0	0.00%
+/- Prior financial year results	1026	0	0.00%	0	0.00%
+/- Other extraordinary results	1030	47	0.09%	1,072	2.43%
= RESULTS BEFORE TAX	1040	1,006	1.98%	-1,364	-3.09%
+/- Corporate and other taxes	1042	-77	-0.15%	1,114	2.52%
= FINANCIAL YEAR RESULTS	1044	929	1.83%	-250	-0.57%

IV. BALANCE SHEET OF THE CONSOLIDATED GROUP

(Units in millions of pesetas)

ASSETS		Current year	Previous year
A) SHAREHOLDERS WITH UNCALLED CAPITAL	1200	0	0
I.- Establishment expenses	1210	12,969	8,703
II.- Intangible fixed assets	1220	36,437	30,676
II.1 Rights/property under financial leasing	1221	0	0
II.2 Other intangible assets	1222	36,437	30,676
III.- Tangible fixed assets	1230	43,891	45,738
IV.- Investments	1240	55,107	34,229
V.- Long term shares of controlling company	1250	0	0
VI.- Long term trading debtors	1255	0	0
B) FIXED ASSETS	1260	148,404	119,346
C) CONSOLIDATED GOODWILL	1270	1,228	1,566
D) EXPENSES DISTRIBUTABLE OVER SEVERAL FINANCIAL YEARS	1280	3,030	1,968
I.- Shareholders with called up capital	1290	0	0
II.- Stocks	1300	21,167	14,415
III.- Debtors	1310	47,346	37,903
IV.- Short term financial investments	1320	1,723	4,699
V.- Short term controlling company shares	1330	0	0
VI.- Cash	1340	1,606	1,139
VII.- Periodical adjustments	1350	5,842	5,586
E) WORKING CAPITAL	1360	77,684	63,742
TOTAL ASSETS (A+B+C+D+E)	1370	**230,346**	**186,622**

LIABILITIES		**Current Year**	**Previous Year**
I.- Subscribed capital	1500	32,287	30,049
II.- Controlling company reserves	1510	28,471	6,113
III.- Consolidated companies' reserves	1520	-473	153
IV.- Conversion differences	1530	0	0
V.- Results imputable to the controlling company	1540	345	-1,108
VI.- Dividends on account paid in the financial year	1550	0	0
A) EQUITY	1560	60,630	35,207
B) EXTERNAL SHAREHOLDERS	1570	3,915	1,263
C) NEGATIVE CONSOLIDATED DIFFERENCE	1580	0	0
D) EARNINGS DISTRIBUTABLE OVER SEVERAL FINANCIAL YEARS	1590	9,046	47
E) PROVISIONS FOR RISKS AND EXPENSES	1600	1,255	3,917
I.- Issue of debentures and other negotiable securities	1610	0	0
II.- Debts with banks	1615	60,196	64,560
III.- Long term trade creditors	1625	0	0
IV.- Other long term debts	1630	13,041	11,236
F) LONG TERM CREDITORS	1640	73,237	75,796
I.- Issue of debentures and other negotiable securities	1650	0	0
II.- Debts with banks	1655	11,851	25,645
III.- Commercial creditors	1665	45,410	32,870
IV.- Other short term debts	1670	11,621	10,513
V.- Periodical adjustments	1680	13,381	1,364
G) SHORT TERM CREDITORS	1690	82,263	70,392
H) SHORT TERM PROVISIONS FOR RISKS AND EXPENSES	1695	0	0
TOTAL LIABILITIES (A+B+C+D+E+F+G+H)	1700	230,346	186,622

V. CONSOLIDATED GROUP RESULTS

(Units in millions of pesetas)

		Current year		Previous year	
		Amount	%	Amount	%
+ Net turnover figure	1800	73,976	100.00%	60,128	100.00%
+ Other earnings	1810	3,083	4.17%	1,636	2.72%
+/- Changes in stocks of finished products and in progress	1820	0	0.00%	0	0.00%
= TOTAL VALUE OF PRODUCTION	1830	77,059	104.17%	61,764	102.72%
- Net Purchases	1840	-36,414	-49.22%	-28,795	-47.89%
+/- Changes in stocks of goods, raw materials and other consumables	1850	0	0.00%	0	0.00%
- External and export expenses	1860	-24,967	-33.75%	-21,307	-35.44%
= ADJUSTED ADDED VALUE	1870	15,678	21.19%	11,662	19.40%
+/- Other expenses and earnings	1880	0	0.00%	0	0.00%
- Personnel expenses	1890	-7,171	-9.69%	-5,223	-8.69%
= GROSS TRADING RESULTS	1900	8,507	11.50%	6,439	10.71%
- Charge for depreciation of intangible assets	1910	-9,273	-12.53%	-8,675	-14.40%
- Charge to reserve fund	*1915*	*0*	*0.00%*	*0*	*0.00%*
- Change in working capital provisions	1920	0	0.00%	0	0.00%
= NET TRADING RESULTS	1930	-766	-1.04%	-2,218	-3.69%
+ Financial income	1940	906	1.22%	1,288	2.14%
- Financial expenses	1950	-2,467	-3.33%	-2,709	-4.51%
+ Capitalised interest and exchange differences	1960	0	0.00%	0	0.00%
- Amortisation and financial provisions charges	1970	0	0.00%	0	0.00%
+/- Conversion results	1980	0	0.00%	0	0.00%
+/- Participation of equity method companies in results	1990	-3,196	4.3%	-4,235	7.0%
- Amortisation of consolidated goodwill	2000	-222	-0.30%	-222	-0.37%
+ Reversion of negative consolidated differences	2010	0	0.00%	0	0.00%
= RESULT OF ORDINARY OPERATIONS	2020	-5,745	-7.77%	-8,096	-13.46%
+/- Results from intangible, tangible, material fixed assets and control portfolio	2021	2,713	3.67%	0	0.00%
- Changes in intangible, tangible, material and control portfolio provisions	2023	0	0.00%	0	0.00%
+/- Results of transactions with treasury shares and own debentures	2025	0	0.00%	0	0.00%
+/- Prior financial year results	2026	0	0.00%	0	0.00%
+/- Other extraordinary results	2030	92	0.12%	1,169	1.94%
= RESULTS BEFORE TAX	*2040*	*-2,940*	*-3.97%*	*-6,927*	*-11.52%*
+/- Tax on profits	2042	2,896	3.91%	5,487	9.13%
=CONSOLIDATED RESULT FOR THE FINANCIAL YEAR	2044	-44	-0.06%	-1,440	-2.39%
+/- Results imputed to external shareholders	2050	388	0.53%	332	0.55%
= FINANCIAL YEAR RESULTS IMPUTED TO THE CONTROLLING COMPANY	2060	345	0.47%	-1,108	-1.84%

VI. DISTRIBUTION BY ACTIVITY OF THE NET TURNOVER

ACTIVITY		INDIVIDUAL Current Year	INDIVIDUAL Previous Year	CONSOLIDATED Current Year	CONSOLIDATED Previous Year
	2100	0	0	0	0
SUBSCRIBERS	2105	33,776	31,669	57,982	51,751
ADVERTISING	2110	3,180	2,447	3,697	2,699
OTHERS	2115	13,756	10,060	12,297	5,678
	2120	0	0	0	0
	2125	0	0	0	0
	2130	0	0	0	0
	2135	0	0	0	0
	2140	0	0	0	0
Executed works pending certification (*)	2145	0	0	0	0
Total INCN	2150	50,712	44,176	73,976	60,128
Internal market	2160	50,712	44,176	73,976	60,128
Exports: European Union	2170	0	0	0	0
OECD Countries	2173	0	0	0	0
Other countries	2175	0	0	0	0

(*) *Only construction companies to complete*

VII. AVERAGE NUMBER OF PERSONS EMPLOYED DURING THE PERIOD

		INDIVIDUAL Current year	INDIVIDUAL Previous year	CONSOLIDATED Current year	CONSOLIDATED Previous year
TOTAL NUMBER OF PERSONS EMPLOYED	3.000	936	709	2,438	2,078

VIII. EVOLUTION OF THE BUSINESS

(The information to be included under this heading, in addition to performing those provisions set out in the instructions for filling in this semestral information form, must expressly mention the following: *evolution of the revenue figure and costs related to said figure*; *composition and analysis of the main* transactions that have generated extraordinary results; comments on the most relevant investment and divestment transactions, giving an explanation of the effect thereof on the company's working capital and, especially, on the treasury situation of the same; a sufficient explanation about the nature and effects of any entries that have given rise to a significant change in revenues or in the company's results in the current semester as compared with those notified in the previous quarter).

REFER TO ANNEX II

VIII. EVOLUTION OF THE BUSINESS

(The information to be included under this heading, in addition to performing those provisions set out in the instructions for filling in this semestral information form, must expressly mention the following: evolution of the revenue figure and costs related to said figure; composition and analysis of the main transactions that have generated extraordinary results; comments on the most relevant investment and divestment transactions, giving an explanation of the effect thereof on the company's working capital and, especially, on the treasury situation of the same; a sufficient explanation about the nature and effects of any entries that have given rise to a significant change in revenues or in the company's results in the current semester as compared with those notified in the previous quarter).

REFER TO ANNEX II

NOTE: if there is insufficient space in the boxes to set out the required information, the company may attach as many additional pages as it deems necessary.

ANNEX II

SUBSCRIBERS

There have been a number of changes in the dates of sporting events in the second quarter of 2000 that have given rise to differences in the number of subscribers as compared with last year: the Spanish football league ended at the start of May due to the holding of the European Football Champions 2000, which were broadcast on TV in open format, in accordance with the Spanish rules. These facts brought forward the usual drop in the number of subscribers in the summer months, but this has not prevented the growth of the Group's subscribers reaching its target during the semester:

Canal + is already installed in almost 1,790,000 Spanish homes. More than 90% of Canal Satélite Digital subscribers select the digital version of Canal + which increased its subscribers by 21.7% in the last twelve months.

	30/06/2000	31/12/1999	30/06/1999	06/00 vs 12/99	06/00 vs 06/99
Canal + Analógico	963,659	1,005,807	1,004,429	-4.2%	-4.1%
Canal + Digital	825,241	760,424	678,332	8.5%	21.7%
TOTAL CANAL +	1,788,900	1,766,231	1,682,761	1.3%	6.3%

CANAL SATÉLITE DIGITAL exceeded 900,000 subscribers by the end of this first semester 2000, a growth figure of 26.7% *in the last twelve months.*

	30/06/2000	31/12/1999	30/06/1999	06/00 vs 12/99	06/00 vs 06/99
CANAL SATÉLITE DIGITAL	904,401	813,490	713,741	11.2%	26.7%

RESULTS

The Sogecable Group's revenues, in the first semester 2000, amounted to 77,059 million pesetas (463.1 million Euros), 24.8% more than the revenues obtained in the first six months of 1999.

The following is a breakdown of the revenues by activity:

	1S2000 M Ptas. (Unaudited)	1S1999 M Ptas. (Unaudited)	1S2000 M Euros (Unaudited)	1S1999 M Euros (Unaudited)	% variation
TOTAL REVENUES	**77,059**	**61,764**	**463.1**	**371.2**	**24.8%**
Subscribers	57,982	51,751	348.5	311.0	12.0%
Advertising	3,697	2,699	22.2	16.2	37.0%
Other revenues	15,380	7,314	92.4	44.0	110.3%

Income from subscribers represents 75% of the total revenues of the Group, and it continues to grow both due to the growth of the number of subscribers themselves and because of the increase of average spending by subscribers. Revenues from advertising continue to show strong growth of 37%, with the turnover by *Canal Satélite Digital* and the thematic channels producing the biggest growth in percentage terms.

Growth of *other income* is basically due to football pay-per-view sub-licences which Canal Satélite Digital began to record in September 1999, to growth in revenues by the subsidiary channel producers, and to the increase in the sales effort by Canal Satélite Digital.

Spending grew by 26.5% as compared with the first semester of 1999 due to the greater number of subscribers to Canal Satélite Digital and Canal +, to the imputation of spending from football sub-licences and the improvement in content by Canal + and Canal Satélite Digital.

The increase in personnel expenses shows the increase in the number of employees of the Group (2,438 in 2000 as compared with 2,078 in 1999) due to the higher activity rate and development of new products.

The Gross Trading Results (EBITDA) reached 8,507 million pesetas (51.1 million Euros), exceeding the results of the previous year by 32.1% which has made it possible to reduce Net Trading Losses to 766 million pesetas (4.6 million Euros) as against the 2,218 million pesetas (13.3 million Euros) in 1999.

During this first semester of 2000, the associated companies contributed to the Group's results with losses of 3,196 million pesetas (19.2 million Euros), of which 2,670 million pesetas relates to Audiovisual Sport.

The Net Consolidated Results attributed to the Controlling Company, after tax and minority interests, shows a profit of 345 million pesetas (2.1 million Euros) as against losses of 1,108 million pesetas in 1999 (6.7 million Euros).

IX. DIVIDENDS DISTRIBUTED DURING THE PERIOD

(State the dividends distributed since the commencement of the financial year)

		% over nominal value	Pesetas per share	Amount (Millions pesetas)
1. ORDINARY SHARES	3.100	0.0	0.0	0
2. PREFERENCE SHARES	3.110	0.0	0.0	0
3. NON-VOTING SHARES	3.120	0.0	0.0	0

Additional information regarding the distribution of dividends (on account, complementary, etc.)

SOGECABLE, S.A. has not distributed any dividends during the first semester of the 2000 financial year.

X. SIGNIFICANT FACTS (*)

		YES	NO
1.- Acquisition or transfer of holdings in quoted companies giving rise to the obligation to communicate such acquisition or transfer (art 53 of the LMV) (5% and multiples thereof)	3200		X
2..- Acquisition of treasury shares giving rise to the obligation to communicate such acquisition according to additional provision 1 of the LSA (1%)	3210		X
3.- *Other significant increases or reductions of assets (participations over 10%* in unquoted companies, relevant material investments or disinvestments, etc.)	3220	X	
4.- Increases and reductions of share capital or of the value of the securities	3230		X
5.- Issues, reimbursements or cancellations of loans	3240		X
6.- Changes of directors or of the Board of Directors	3250	X	
7.- Changes to the Corporate Bylaws	3260	X	
8.- Restructuring, mergers or de-mergers	3270		X
9.- Significant changes in institutional regulations of the industry with a *significant effect on the economic or financial situation of the Company or the* Group	3280		X
10.- Litigation or contentious proceedings	3290		X
11.- Insolvencies, suspensions of payment, etc.	3310		X
12.- Special restriction agreements or total or partial assignment or waiver agreements of the political and economic rights attached to the Company's shares	3320		X
13.- Strategic agreements with domestic or international groups (exchange of *share packages, etc.)*	3330		X
14.- Other significant facts	3340	X	

(*) Mark the pertinent box with a "x", and in the affirmative case, attach an explanatory annex setting out the notification date to the CNMV (National Securities Market Commission) and to the SRVB.

XI. EXPLANATORY ANNEX OF SIGNIFICANT FACTS

REFER TO ANNEX III

NOTE: *if there is insufficient space in the boxes to set out the required information, the company may attach as many additional pages as it deems necessary.*

ANNEX III

EXPLANATORY ANNEX OF SIGNIFICANT FACTS

Point 3.-

(Fact notified on 15th February 2000)

In March 2000, the company TW SPANISH TV INVESTMENTS, LLP, a subsidiary of TIME WARNER ENTERTAINMENT COMPANY, LP (WARNER BROS.), subscribed 10% of the share capital of CANAL SATÉLITE DIGITAL, S.L. Also, on 22nd February 2000, WARNER BROS. acquired 10% of the share capital of CINEMANIA, S.L.

(Fact notified on 3rd May 2000)

On 3rd may 2000, Sogecable, S.A. exercised the option that DTS DISTRIBUDORA DE TELEVISION DIGITAL, S.A. (VIA DIGITAL) gave it to acquire a non-exclusive licence over the Champions League rights for the 2000-2001 season.

Sogecable has exercised this option for the use of the right in the pay per view system by means of Canal Plus analógico and Canal Plus digital.

As already mentioned in the Company's Public Offer of Sale and Subscription of Shares Prospectus of June 1999, the cost of this right amounts to approximately 4,500 million pesetas.

Point 6.-

(Fact notified on 4th March 2000)

As a result of the resignation filed by the director, EDICIONES MONTEANETO, S.A., the Board of Directors, in the exercise of its powers provided for under Article 138 of the Companies Act, appointed Mr. Gregorio Marañon y Bertrán de Lis as Director.

(Fact notified on 16th May 2000)

The Board of Directors meeting, held prior to the General Meeting, accepted the resignations of the Directors, Eventos, S.A., Corporación Financiera Caja de Madrid, S.A., Mr. Vicente Eulate Mac-Mahon and Mr. Antonio López Fernández and Mr. Juan María Aronas Uría was appointed to replace the vacancy left by Eventos, S.A., Mr. José María García Alonso to cover the vacancy left by Corporación Financiera Caja de Madrid, S.A., Mr. Luis Lobón Gayoso and Mr. Jaime Terceiro, who came on board as independent directors, to cover the vacancies left by Mr. Antonio López Fernández and Mr. Vicente Eulate Mac-Mahon, respectively. All of the said appointments have been ratified by the General Meeting. Also, the Board of Directors resolved on the continuance in office of Mr. Leopoldo Rodés Castañé as an Independent Director.

Point 7.-

(Fact notified on 16th May 2000)

The Shareholders in General Meeting held on 16th May 2000 resolved to amend Article 28 of the Corporate Bylaws which Article shall henceforth read as follows:

"The directors' remuneration, which in no case shall consist of a share in the profits, shall be paid by way of attendance allowances on those terms as the Board of Directors may resolve within certain limits laid down by the General Meeting, and a fixed annual amount, on those terms as the said Board shall determine and also within such limits as the General Meeting may set down.

The remuneration of the different directors may be of a differing amount depending on their office and services provided at the Board committees.

When the accounts are approved annually, the Ordinary General Meeting of Shareholders may change the remuneration limits relating to the directors, but if this is not done, the limits in force shall be updated automatically at the commencement of each financial year in accordance with any percentage variation in the Consumer Price Index (total domestic group).

The Board is empowered to establish, in any case according to any limits provided for by the General Meeting, the exact amount of allowances and individual remuneration payable to each director.

Without prejudice to the aforementioned remuneration, the directors' remuneration may also consist of the delivery of shares or of option rights thereover or in any amount referenced to the value of the shares. The application of this method of remuneration shall require the agreement of the General Meeting when it must be stated, if necessary, the number of shares to be delivered, the cost of exercising the option rights, the value of the shares taken as a reference and the period of time over which this method of remuneration will last.

The Company may take out a civil liability policy of insurance to cover its directors."

Point 14.-

(Facts notified on 14th March 2000)

The Council of Ministers at its meeting held on 10th March 2000 resolved to renew the concession granted to the three private television companies to provide the indirect management of the public television service. The renewal of the concession was resolved for a new term of 10 years and on the same conditions as for the initial grant, in addition to the conditions laid down in the Digital Earth Television Technical Plan and the Provision of Service Regulations of October 1998.

The Board of Directors meeting held on 11th March 2000 approved its Internal Regulations on the terms of the draft duly submitted to the CNMV (National Securities Market Commission) on the same date. On the other hand, the Board of Directors resolved that the number of members on the Appointments and Remuneration Committee shall be three (3) with the directors, Messrs. Juan Luis Cebrián Echarri, Laurent Perpere and Leopoldo Rodés Castañé, being appointed.

(Fact notified on 16th May 2000)

This is to inform you that the Shareholders in General Meeting of Sogecable, S.A. held on today's date approved all of those resolution proposals submitted to the General Meeting by the Board of Directors. The said proposals were duly remitted to said Committee by way of a Relevant Fact dated 27th April 2000.

(Fact notified on 26th June 2000)

Canal Satélite Digital, S.L., a subsidiary of Sogecable, S.A., today subscribed a contract with Quiero Televisión, S.A. according to which the latter obtained a non-exclusive authorisation to relay National League Football games and the "Copa de S. M. El Rey" (His Majesty's Cup) that Audiovisual Sport S.L. will produce for broadcast, under the pay-per-view method. The said authorisation shall expire at the end of the 2008/2009 season, if Canal Satélite Digital, S.L. is able to renew the bare ownership and Audiovisual Sport, S.L. the usufruct over the said rights as from the 2003/2004 season. If said renewal does not come about, the consent of Canal Satélite Digital, S.L., the object of the contract, shall only last until the end of the 2002/2003 season.

By way of consideration for the said authorisation, Quiero Televisión, S.A. shall pay Canal Satélite Digital, S.A. the amount of eleven thousand two hundred and fifty million pesetas. Quiero Televisión, S.A., like the other Operators which distribute these services, shall have complete freedom to fix the price applicable to end consumers and it shall pay Audiovisual Sport, S.L. such remuneration as may be determined depending on the number of consumer units of its subscribers, subject to a minimum guaranteed amount.

(Fact notified on 18th July 2000-07-23)

Canal Satélite Digital, S.L., a subsidiary of Sogecable, S.A., has reached a framework agreement with Agrupación de Operadores de Cable (AOC), according to which the members of the same may subscribe individual contracts with Canal Satélite Digital and Audiovisual Sport to non-exclusively relay National Football League games and the Copa de S. M. El Rey such as Audiovisual Sport, S.L. produces for broadcast, under the pay-per-view system. The authorisation shall last until the end of the 2008/2009 season provided Canal Satélite Digital, S.L. is able to renew the bare ownership and Audiovisual Sport, S.L. the usufruct over the said rights as from the 2003/2004 season. If the said renewal is not obtained, the authorisation shall only last until the end of the 2002/2003 season.

The added remuneration the operator members of the AOC shall pay to Canal Satélite Digital, S.L. to subscribe the said individual contracts amounts to eight thousand two hundred and twelve million pesetas (8,212 million). These operators, which will be completely free to determine the price applicable to the end consumers, shall also pay Audiovisual Sport, S.L.

remuneration to be determined depending on the number of its subscribers' consumption units, subject to a minimum guaranteed sum.

The Agrupación de Operadores de Cable has agreed to withdraw a complaint filed against Sogecable and Telefonica with the European Commission. Said withdrawal follows the withdrawal already made by Quiero TV, S.A. as a result of an agreement entered into with it on 26th June last.

Without prejudice to the aforementioned remuneration, the directors' remuneration may also consist of the delivery of shares or option rights thereover or of amounts referenced to the value of the shares. The use of this system of remuneration shall require authorisation from the General Meeting which also states, if pertinent, the number of shares to be delivered, the cost of exercising the option rights, the value of the shares taken as a reference and the term of this remuneration system.

The company may take out a civil liability policy of insurance to cover its directors."

Issuer: **SOGECABLE, S.A.**

Period Commencement Date: 01/01/2000	Period Termination Date: 30/06/2000

Semester: 1	Financial Year: 2000	Tax Identification Number: A-79114815

XII. AUDITORS' SPECIAL REPORT

STANDARD INFORMATION DOCUMENT REGARDING TREASURY SHARES

MADRID COMPANIES REGISTER

COMPANY: SOGECABLE, S.A.

TAX ID NO.: A-79114815

CORPORATE ADDRESS: GRAN VIA, 32

MUNICIPALITY: MADRID

PROVINCE: MADRID

FINANCIAL YEAR: 1999

THE COMPANY HAS NOT UNDERTAKEN ANY TRANSACTION INVOLVING TREASURY SHARES.

Enclosure V(i)

I, MIGUEL SATRÚSTEGUI GIL-DELGADO, as Secretary to the Board of Directors of SOGECABLE, S.A., hereby

CERTIFY

That the Minutes Book of the Company contains the following:

1.- That on 16th May 2000 a General Meeting of shareholders of Sogecable, S.A. was held in Madrid at Edificio Fénix, Paseo de la Castellana, No. 33, on first call in the presence of a Notary who recorded the resolutions passed in a notarial certificate.

2.- The Meeting was duly called on time and in the proper form by announcements placed in the Official Bulletin of the Mercantile Registry on 28th April 2000 and in the EL PAIS and CINCO DIAS daily newspapers, also on the same day.

3.- The list of attendees is incorporated in the notarial certificate.

The Chairman of the meeting declared it to be validly held with the attendance of 1644 shareholders amongst those present in person and by proxy all of whom had the right to vote and who represented 75.41% of the share capital.

4.- At the said Meeting the following resolution was passed with 73,166,424 votes in favour (99.997710%), 631 against (0.000862%) and 1,045 abstentions (0.001428%):

> To approve the consolidated Annual Accounts (Balance Sheet, Profit and Loss Account and Annual Report) and the Management Report for the financial year ending 31st December 1999 audited by the Company's accounts auditor.

HEREBY ALSO CERTIFY

1) That the approved annual accounts are attached hereto as annexed pages and numbered from page 1 to page 37.

2) The annual accounts that are presented for deposit are the same as the audited accounts. The following documents are attached to this certificate:

   - A copy of the accounts auditor's report, duly signed thereby.
   - A copy of the management report.

3) The annual accounts and the management report were formulated on 14th March 2000 having been signed by all of the members of the management body who held office on said date.

4) The Company has not carried out any transactions with treasury shares during the said financial year.

And, so the same may be known as appropriate, I hereby issue this certificate in Madrid on 7th June 2000.

Approved.
THE CHAIRMAN
/S/: Jesús De Polanco Gutíerrez

THE SECRETARY
/S/: Miguel Satrústegui Gil-Delgado

JESÚS DE POLANCO GUTÍERREZ MIGUEL SATRÚSTEGUI GIL-DELGADO

A LEGITIMATION STAMP IS AFFIXED HEREON WHICH STATES:

"I, JOSÉ ARISTÓNICO GARCÍA SÁNCHEZ, Notary of Madrid HEREBY CERTIFY: that I consider the foregoing signatures of JESÚS DE POLANCO GUTIÉRREZ and MIGUEL SATRÚSTEGUI GIL-DELGADO to be legitimate as they appear to be the same as their usual signatures.
Madrid, 14th June 2000, no. 941.
/S/: José Aristónico García Sánchez

JOSÉ ARISTÓNICO GARCÍA SÁNCHEZ

A European Notarial stamp is also affixed over the said Notary's stamp.

SOGECABLE , S.A.

Abad Rico Carlos in the name and on behalf of the above Company, as its attorney, and using the powers granted to him by way of public deed, grants this registered public deed in order to confer as wide and sufficient a power as required by law and as necessary in favour of Mr. Manuel Bonet Hidalgo (of legal age, of Madrid, Gran Vía, 32 and with nationality identification number 1111479-G) to exercise the following powers in the name and on behalf of the company:

- to appear before the Spanish employment courts, superior courts of justice, Supreme Court and any other similar authorities or bodies, to provide legal representation to the company and to exercise the rights and actions held by the company; to present documents and applications and to ratify such when necessary;

- to carry out any act which is necessary on expedient in the best interests of said company in any matters and claims in which it may be involved;

- to give evidence in court;

- to bring any necessary judicial appeals;

- to present and withdraw documents;

- to make and withdraw deposits;

- to waive proceedings and appeals when he considers it appropriate;

- to agree and subscribe undertakings;

- to settle claims and matters affecting the company out of court; and

- to execute, grant and sign as many public or private documents as may be necessary in relation to the above matters.

I hereby record the above appointment agreements and provide evidence of the public deed authorised by the notary of Madrid, José Aristónico García Sánchez, with protocol number 1772, on 7 June 2000.

A copy of this public deed was registered in the Mercantile Registry of Madrid on 20 June, 2000 with record number 6976.

Madrid, 28 June 2000.

SOGECABLE , S.A.

Mr. Miguel Satrústegui Gil-Delgado, in the name and on behalf of the above company, as secretary to the Board of Directors, empowered by such body, at a board meeting held on 16 May, 2000, at which 21 directors were present and at which the following resolutions were unanimously passed:

To accept the resignation of the Directors, Mr. Vicente Eulate Mac-Mahon, Mr. Antonio López Fernández, Eventos S.A. and Corporación Financiera Caja de Madrid, S.A..

By virtue of the power recognised in article 138 of the Companies Act:

To appoint Mr. Luis Lobón Gayoso as a director to fill the vacancy left by Mr. Antonio López Fernández.

Mr. Lobón Gayoso accepted his appointment at the meeting. He is of Spanish nationality, of legal age, of Madrid, C/ Costa Brava, 53 4G and his tax identification number is 2.482.387 – C.

To appoint Mr. Juan María Arenas Uría as a director to fill the vacancy left by Eventos, S.A..

Mr. Arenas Uría accepted his appointment at the meeting. He is of Spanish nationality, of legal age, of Madrid, C/. Dolores Romero, 14 and his tax identification number is 15.141.896-F.

To appoint Mr. José María García Alonso as a director to fill the vacancy left by Corporation Financiera Caja de Madrid, S.A.

Mr. García Alonso accepted his appointment at the meeting. He is of Spanish nationality, of legal age, of Madrid, Paseo de La Castellana, 189 and his tax identification number is 51.430.862-X.

To appoint Mr. Jaime Terceiro Lomba a s a director to fill the vacancy left by Mr. Vicente Eulate Mac-Mahon.
Mr. Terceiro Lomba accepted his appointment at the meeting. He is of Spanish nationality, of legal age and of Madrid, C/. Zurbano, 44 and his tax identification number is 35.217.995 – G.

To accept the registration of Mr. Leopoldo Rodés Castañé as a member of the Executive Commission.

To appoint Mr. Juan María Arenas Uría, Mr. José María García Alonso and Mr. Lobón Gayosa as members of the Executive Committtee, each of whom accepts his appointment.

I hereby record the above resolutions and provide evidence of the public deed authorised by the notary of Madrid, José Aristónico García Sánchez, with protocol number 2029, on 27 June 2000.

A copy of this public deed was registered in the Mercantile Registry of Madrid on 6 July 2000 with record number 2297.

Madrid, 11 July 2000.

PRESS RELEASE

SOGEPAQ AND CANAL+ IMAGE COMBINE THEIR PURCHASING POWER

SOGEPAQ, a subsidiary of SOGECABLE, and CANAL+ IMAGE, a subsidiary of the CANAL+ Group, have announced an agreement to create a joint venture to purchase feature films. CANAL+ IMAGE will have a 51% stake and SOGEPAQ the remaining 49%. The company will buy the Spanish screening rights of major international film productions, leveraging on CANAL+IMAGE's rights-buying power in several European countries.

This new company, which will benefit from the combination of the two companies respective capabilities, will strengthen their capacity to buy rights in Spain and will be a highly interesting European partner for film production companies. The first film to be bought will be "Chicken run", which is being produced by Dream Works, Pathé and Aaardman.

The films purchased by this joint venture will be distributed in the cinemas run by SOGEPAQ and on Spanish TV channels by SOGEPAQ TELEVISION. Furthermore, the department will be responsible for the Spanish distribution of all the CANAL+ IMAGE and SOGEPAQ catalogues, as well as all the new products bought by these two companies.

SOGEPAQ, a fully owned subsidiary of SOGECABLE, buys, manages, markets and retails national and international audiovisual rights. With a catalogue of more than one thousand films, SOGEPAQ is one of the ten leading distribution companies in Spain and plays an important role in financing Spanish films. To date it has contributed to 80 feature films. SOGEPAQ markets and retails the rights of Spanish productions – those made by SOGECINE, the SOGECABLE production studio, and other production companies - all over the world, and buys foreign films for distribution in Spain.

CANAL+ IMAGE, a 97%-owned subsidiary of the CANAL+ Group, is responsible for the group's audiovisual and film production, acquisition and distribution activities. This company, which has a catalogue of more than 5,200 feature films, the third largest in the world, has set itself the goal of reinforcing the construction of a European Studio within the CANAL+ Group, reinforcing its European acquisition and distribution network.

Regards
Press Department
Madrid, 5th October 1999

CANAL SATÉLITE DIGITAL AND BLOOMBERG TELEVISION SIGN AN AGREEMENT TO COLLABORATE

Canal Satélite Digital, Spain's leading digital television operator, and Bloomberg Television, the channel that specialises in economic and financial information, **have signed a programming contents agreement**. Under the agreement, **Bloomberg TV will be offered by Canal Satélite Digital, and the theme channel will design and develop exclusive new interactive services for Canal Satélite Digital.**

According to the deal, **from the start of November** all Canal Satélite Digital subscribers will be able to follow economic and stock market events both in Spain and al over the world in real time, and receive specialised analyses, forecasts and reports that will seek to take the financial world a little closer to all the spectators interested in knowing how to earn and save money. **Bloomberg Television will be available in the basic package on dial 28 of Canal Satélite Digital at no extra cost.**

During the presentation of this agreement today in Barcelona, **Michael Bloomberg,** Chairman and founder of Bloomberg L.P., expressed his satisfaction at the signing of the agreement because **"Canal Satélite Digital is a prestigious platform, with quality contents, and we wanted to be part of it. I think that the agreement is beneficial for both parties and, in the latter instance, the subscribers of Canal Satélite Digital".**

Pablo Romero, Canal Satélite Digital Director of Programming, stressed that **"this agreement with Bloomberg reinforces the interests of both companies and adapts perfectly to the commitment to variety and quality that we have made to our subscribers. Adding Bloomberg TV and the forthcoming interactive developments will ensure that we offer the fullest range of information services on the market".**

Bloomberg Interactiva, an exclusive development for Canal Satélite Digital.

Bloomberg Interactiva will be a new option that the theme channel will develop exclusively for Canal Satélite Digital. With the **launch** of Bloomberg Interactiva, once again Bloomberg Television and Canal Satélite Digital will move to the forefront of the digital revolution.

Bloomberg Interactiva has been designed to offer Canal Satélite Digital subscribers round-the-clock access to Bloomberg information about financial markets through exclusive news, data and analyses by experts direct from the Bloomberg terminals, the economic and financial information service used by more than 250,000 professionals round the world. Bloomberg Interactiva will give Canal Satélite Digital subscribers the best help and advice for making their financial decisions and investments.

Bloomberg Interactiva will have a multi-screen format, to allow users to specify what they want to see and when. The idea is to provide a general overview of the financial markets that can be sued easy and simply by just pressing the Canal Satélite Digital remote control keys,

Bloomberg Interactiva will contribute added value to the Bloomberg Television broadcasts, having been designed to offer financial information and analyses to the digital era generation, to the Canal Satélite Digital subscribers who want to learn more about their money and their investments.

Bloomberg Television, 24 hours of financial information

Bloomberg Television is a television channel that specialises sin economic and financial information, and broadcasts 24 hours a day. Bloomberg is distributed all over the world in seven languages (English, Spanish, French, Italian, Portuguese, German and Japanese) and its main source of news is the information supplied by the Bloomberg Terminals, a service used by more than 2650,m000 professionals round the world, and the *Bloomberg News* networks, which has offices in the 75 largest cities of the planet, among others the international financial information services of Bloomberg L.P., the parent company, founded and chaired by Michael Bloomberg since 1981.

Bloomberg Television offers news bulletins every 30 minutes with the latest news of the day, real-time analysis of the financial markets, economic and business information, sports results and current affairs interviews. All in an exclusive **multi-screen format** that lets the channel's audience keep up-to-date with different types of information at the same time (such as the stock market indices, latest news headlines or weather forecasts).

Canal Satélite Digital, Spain's leading digital television platform

Canal Satélite Digital is present in almost 800,000 Spanish households. A great business success, consolidating the operator's position as the leading digital television platform in Spain, and the first European television channel to reach this figure in such a short time.

The success of Canal Satélite Digital is due to its TV-on-demand offering, which is based on the digital version of Canal+ and a wide range of world leading contents. The high level of satisfaction among its subscribers vouches for the more than 125 programming services that currently form part of the Canal Satélite Digital offering.

Ever since it came on air in January 1997, Canal Satélite Digital has steadily added new programming contents, in line with its commitment to offer its subscribers quality and variety. Canal Satélite Digital continues innovating in Spain, and carries on working to satisfy the demands of Spanish society with a range of products and services that include the best premiere films – due to its different agreements with the world's leafing film production companies – major sports events, documentaries, the widest possible range of information services, the most select music, plenty of children's programmes, the most successful television services, hunting, fishing, computing. All through the Astra Satellite System, which has leveraged on its orbital position to attract the most important TV programmes in Europe.

Regards
Press Department
Madrid, 3rd November 1999

PRESS RELEASE

15th November 1999

SOGECABLE

Results up to September 1999

HEADLINES

- The number of Canal Satélite Digital subscribers topped 750,000 on 30th September, having increased 37% over the last twelve months.

- Canal+ had more than 1,700,000 subscribers at the end of the third quarter of 1999 (growth over the last twelve months having exceeded 9%), with 709,630 subscribers through Canal Satélite Digital.

- Sogecable Group consolidated net sales during the first 9 months of the year were 28.8% up on the same period last year.

- The Group's operating profit continues improving: Sogecable reported a cumulative Gross Operating profit of Ptas. 9717 bn up to September 1999, almost 3.5 times higher than the amount obtained during January-September 1998.

- The consolidated net loss of the last quarter (July-September 1999) was only Ptas. 393 million, confirming the improvement on the previous year, when the net loss of the same period totalled Ptas. 1.877 bn.

- In recent months Sogecable has signed key agreements for the development of interactive services for its subscribers with companies that leas their respective sectors: El Corte Inglés for e-commerce and Bloomberg TV for economic and financial market information.

Javier Díaz de Polanco, CEO of Sogecable, had the following to say:

Sogecable continues meeting its subscriber growth forecasts, not only in Canal Satélite Digital but also in analogue subscriptions to Canal+. We have also met our economic goals, from our sales target to the net result – which are best signs to how our business is faring. The agreements signed in recent months will contribute to consolidate the Sogecable group's leadership of the Spanish pay-TV market, thanks to the launch of new and attractive services for our subscribers.

SUBSCRIBERS

The main operating indicator of the change in the consolidated results is the number of people subscribed to the Group's different products and services: the subscribers to the analogue and digital versions of Canal+ and the Canal Satélite Digital subscribers.

In September 1999, the number of Canal+ subscribers topped 1,700,000, following the growth trend of recent years.

	30/09/98	31/12/98	30/09/99	9/99 vs 9/98	9/99 vs 12/98
Canal+ Analogue	1,025,836	1,009,601	997,692	-2.7%	-1.2%
Canal+ Digital	538,286	584,013	709,630	31.8%	21.5%
TOTAL CANAL+	**1,564,122**	**1,593,614**	**1,707,322**	**9.2%**	**7.1%**

In September 1999 CANAL SATÉLITE DIGITAL topped 750,000 subscribers, the number having increased 37% over the last twelve months.

	30/09/98	31/12/98	30/09/99	9/99 vs 9/98	9/99 vs 12/98
CANAL SATELITE DIGITAL	**847,557**	**599,350**	**751,188**	**37.2%**	**25.3%**

RESULTS

Due to the healthy performance of the Group's operating variables, the Consolidated Gross Operating Profit of the first 9 months of 1999 totalled Ptas. 9.717 bn, 246% higher than the Ptas. 2.806 bn reported for the first 9 months of 1998.

Consolidated net sales during the period totalled almost Ptas 90 bn, 28.8% up on the first three quarter so f1998, due to the growth in the number of subscribers and the increase in the average revenue per subscriber.

The increase in operating expense - 17.4% higher than in the first 9 months of 1998 – was due to the growth in consumption, partly offset by the reductions in Other Operating Expenses.

The main reason for the growth in consumption was the increase in the number of subscribers, the launch of new channels and programming contents in CANAL SATÉLITE DIGITAL, the on-going improvements to the Canal+ product and the launch of the other channels produced by Sogecable.

Several factors contributed to the reduction in Other Operating Expenses: a reduction in the costs of the Gestsport subsidiary (due to the sale in June 1998 of the contract with Real Madrid football club), reduction of the commercial expenses of Canal Satélite Digital and increased expenses ofd Sogecable, mainly due to the inclusion of the costs attributable to the distributor Warner Sogefilms.

There were also several factors behind the small drop in depreciation charges: higher depreciation charges in Sogecable due to Formation Expenses and Intangible Fixed Assets, lower depreciation charges in Gestsport due to the disappearance of the aforementioned contract with Real Madrid, lower charges also in the film –related activities and no relevant changes in Canal Satélite Digital (due to the effect of extending the digital decoder depreciation period from 5 to 7 years).

The Net Operating Loss for the first 9 months totalled Ptas. 3.516 bn, 66.7% less than the Ptas. 11.42 bn recorded during the same period last year.

Despite the improvement in the Operating results, consolidated net losses for the first 9 months of the year were still higher than last year, mainly for the reasons explained in the publication of the half-yearly results: higher losses reported by the subsidiary Audiovisual Sport and less extraordinary income than last year. When the Group reported the capital gains form the sale of the Gestsport contract with Real Madrid.

The accounts for the third quarter of 1999 (July to September) clearly show that the net result was better than last year: the net loss was less than Ptas. 400 million in 1999, as compared to more than Ptas. 1.8 bn in the same period of 1998.

CAPITAL/EQUITY GEARING

One consequence of last July's Public Offering was a considerable reduction in the Sogecable Group's capital/equity gearing.

Taking into account the cumulative result of the first 9 months of the year, Consolidated Equity as at 30th September 1999 totalled Ptas. 61.104 bn, as compared to Ptas. 29.168 bn in September 1998.

At the same time, Bank Loans dropped from Ptas. 88.883 bn in September 1998 to Ptas. 62.526 bn in September last year.

Consolidated Group Results to September 1998 and 1999.

9 months, January-September	3Q1999 Ptas. bn (Unaudited)	3Q1998 Ptas. bn (Unaudited)	3Q1999 Euros mn (Unaudited)	3Q1998 Euros mn (Unaudited)
Net Turnover	89.139	69.213	535.7	416.0
Gross Operating Profit (EBITDA)	9.717	2.806	58.4	16.9
Net Operating Profit	-3.616	-11.240	-21.1	-67.6
Consolidated Pre-Tax Loss	-9.211	-9.718	-56.4	-58.4
Consolidated Loss	-1.961	-2.006	-11.8	-12.1
Result Attributed to Parent Company	-1.501	-0.600	-9.0	-4.8

Consolidated Group Results in 3Q98 and 3Q1999.

9 months, January-September	3Q1999 Ptas. bn (Unaudited)	3Q1998 Ptas. bn (Unaudited)	3Q1999 Euros mn (Unaudited)	3Q1998 Euros mn (Unaudited)
Net Turnover	29.011	21.702	174.4	130.4
Gross Operating Profit (EBITDA)	3.278	1.221	19.7	7.3
Net Operating Profit	-1.298	-4.003	-7.8	-24.1
Consolidated Pre-Tax Loss	-2.284	-6.019	-13.7	-36.2
Consolidated Loss	-0.521	-2.052	-3.1	-12.3
Result Attributed to Parent Company	-0.393	-1.877	-2.4	-11.3

Madrid, 14th December 1999

GUSTAVO ALVAREZ-SANTOS, DIRECTOR OF THE SOGECABLE CORPORATE DEVELOPMENT OFFICE

Gustavo Alvarez-Santos, a 53-year old economist, has been appointed Director of the SOGECABLE Group Corporate Development Office, where he will be responsible for the company's expansion plans and for developing new lines of business.

Gustavo Alvarez-Santos holds a B.A. in Business Administration and an M.A. in Business Administration from Columbia University. He has held several managerial posts in Citibank in Buenos Aires and New York, as well as in the First National Bank of Chicago in Mexico, Chicago, Panama, Buenos Aires and Madrid, in the latter city as Director General.

Later he was appointed Director General of Sociedad Ibérica de Cartera, S.A. (Sibec) and President of Advent España, S.A. He has spent the last ten years performing consultancy work in the international audio-visual sector.

Regards
Press Department
Madrid, 9th December 1999

CANAL SATÉLITE DIGITAL NOW BOASTS MORE THAN 800,000 SUBSCRIBERS

Canal Satélite Digital will end today, Tuesday, with more than 800,000 subscribers. A great business success, consolidating the operator's position as the leading digital television platform in Spain.

Canal Satélite Digital bases its success, on the one hand, on the characteristics of a high-quality TV-on-demand offering, which includes Canal+ Digital – the premium channel of Spanish television - and, on the other, on the great diversity of contents, which include the world's leading international channels, such as Disney Channel, Turner Classic Movies (TCM), Paramount Comedy, Fox Kids or CNN, among others.

In absolute terms, the regions boasting the largest number of subscribers are Catalonia (162,081), Madrid (131,400), the Region of Valencia (73,128), the Canary Islands (63,658), Galicia (44,984) and the Basque Country (28,780). In relative terms, the most significant subscription percentages are to be found in the Canary Islands – where 16.3% of homes already enjoy Canal Satélite Digital -, the Balearic Islands (11.7%), Madrid (8.5%) and Catalonia (8.3%).

Canal Satélite Digital came on air on 31st January 1997 and by June 13th 1998, only one a half years later, it already had half a million subscribers. The reason for such extraordinary growth lies in the constant addition of new programming contents, in line with the Canal Satélite Digital commitment to offer its subscribers quality and variety.

Canal Satélite Digital, which is distributed by the Astra Satellite System, thus letting its subscribers enjoy the best European TV channels as well – is present in almost seven per cent (6.75%) of the Spanish households that have a television, making for a potential audience of 3,120,000 people.

According to surveys, Canal Satélite Digital subscribers spend 78% of their time in front of the television watching this multichannel offering. More than 70% say that Canal+ is their favourite channel. Indeed, the majority of Canal Satélite Digital subscribers have chosen to subscribe to Canal+Digital, and enjoy the four different versions: Canal+, Canal+Azul, Canal+Rojo and, recently, Canal+ 16:9. Several other Canal Satélite Digital options have also received a warm welcome: these include the option "Cine" (Films), formed by the Cinemanía Rojo, Cinemanía Azul, TCM and Cineclassics channels, has 219,648 subscribers, whereas Disney Channel has topped the 145,000 mark. According to Canal Satélite Digital's own figures, the freedom of choice, the films, football and variety of programmes are some of the main reasons for subscribing to Canal Satélite Digital.

New television channels and interactive features

As for the near future, Canal Satélite Digital plans to keep adding new channels in the next few months, and to continue launching new interactive applications and further developing existing applications. The latter include home banking, tele-games, and the interactive channels offering supplementary information about the Spanish football and basketball leagues. An extensive range of services that will be further enhanced throughout the year v2000 thanks to the technological capabilities of the Canal Satélite Digital terminal.

Increase in the number of subscribers.

Regards
Press Department

PRESS RELEASE

Following the agreement with VISA, 4B and CECA

SOGECABLE MARKS ANOTHER INTERACTIVE MILESTONE BY EQUIPPING CANAL SATÉLITE DIGITAL TERMINALS FOR USE WITH BANKING CARDS

Once again Sogecable has made the headlines in the world of interactivity in Spain and moved another step forward in the use of digital technology. Now the 800,000 plus Canal Satélite Digital subscriber terminals have become banking terminals.

After signing agreements with the leading financial institutions, from now on all Canal Satélite Digital subscribers can **use their bankcards to perform financial transactions without leaving home.** A major advance made for the first time ever in Spain, and one that is possible due to the technology of Canal Satélite Digital, **the only operator in Spain with a terminal equipped with a second slot that can read smart cards.**

Under the agreements, Canal Satélite Digital will give its subscribers the chance to use **cash cards** (VISA CASH, MONEDERO 4B and EURO 6000) – more than 6 million are already in use on the market – as a means of paying for its wide range of products. Canal Satélite Digital subscribers will also be able to use **magnetic strip bankcards**. This means that the more than 43 million cardholders now will be able to use their cards to buy Canal Satélite Digital products and services.

A whole new range of possibilities

Right now Canal Satélite Digital subscribers can use their bank cards to pay to **watch films, football matches and other events,** and in the next few months to perform other transactions, such as **recharging their cashcards to home-shopping of a vast range of commercial products (gifts, leisure and culture).** *All without leaving home and from the* Canal Satélite Digital terminal.

The **security and integrity** of all bankcard transactions is fully guaranteed. Moreover, Canal Satélite Digital is **promoting the interoperability of cashcards** by equipping the terminal to operate with any of the three existing systems: Visa Cash, Monedero 4B and Euro 6000.

Until now, whenever Canal Satélite Digital subscribers made a purchase, the amount was automatically charged to their current account. With this new technology, subscribers can choose to use other means of payment, namely their cash card or credit/debit card (provided that they have a magnetic strip).

In either case, the procedure is **simple and easy**. In the case of cashcards, subscribers just insert the card into the second slot of the Canal Satélite Digital terminal. If they use a debit or credit card, they just key in the password or PIN with the remote control. **Anybody – subscribers and non-subscribers alike- can use a Canal Satélite Digital terminal to perform these transactions, as long as they have the right type of card.**

The BBV Channel increase its range of home-banking services

The BBV Channel – the TV channel run jointly by Canal Satélite Digital and Banco Bilbao Vizcaya - was launched seven years ago as a means to facilitate communications

between the bank and its customers. Now the channel boasts new features that complete its interactive banking service.

At Dial 211 of Canal Satélite Digital subscribers will find the BBV Channel **Distance Banking**, where BBV customers can **consult their overall financial position**, such as bank accounts, balances, transactions, investments etc., just by keying in their user password.

This new service completes the range already offered by the BBV Channel: **Institutional information** (information about the bank's branches and BBV share prices), **Research Department** (national and international economic information) and **Products and Services** (BBV bank products).

PRESS RELEASE

SANTIAGO TAPIA, NEW DIRECTOR GENERAL OF CANAL SATÉLITE DIGITAL

Santiago Tapia, who is 44 years old and was born in Madrid, has been appointed Director General of Canal Satélite Digital. Until now Santiago Tapia has been Director General of Gas Natural Comercializadora.

Santiago Tapia holds a degree in industrial engineering from the Madrid School of Industrial Engineering. He began his professional career in Procter & Gamble, where he worked for 16 years, first in the Research and Development (R&D) Department, and then other posts of responsibility within the Marketing Department.

In February 1996 he joined SOGECABLE as Manager of the CanalSatélite Business Area, which at that time published a package of theme channels broadcast with analogue technology.

In 1997 he moved to Gas Natural, initially as the Director of Marketing.

Santiago Tapia is taking over as Director General of Canal Satélite Digital on the eve of the third anniversary of its launch, in which he played an active role, and when the platform already has more than 825,000 subscribers.

Regards
Press Department
Madrid, 18th January 2000

Madrid, 7th January 2000

OTHER COMMUNIQUÉS

On 14th December 1999, the Annual General Meeting of SOGEPAQ, S.A. voted in favour of a Ptas. 1.5 bn capital increase. SOGECABLE, S.A. subscribed all the shares within the period of time established for exercising preferential rights, and has paid-in 34%.

On 28th December 1999, SOGECABLE, S.A, acquired 99,999 shares in SOGEPAQ, S.A., and now owns 99.99% of the share capital.

CSD inaugurates a new Broadcasting Station to mark its third anniversary

CANAL SATÉLITE DIGITAL LAUNCHES AN INNOVATIVE INTERACTIVE NAVIGATION SYSTEM AND ADDS NEW BANKING SERVICES

*** Telebanco 4B, Banco Santander, BCH, Caja Madrid and La Caixa follow the lead of other banks

Canal Satélite Digital, Spain's leading digital television operator, has celebrated its third anniversary by launching an innovative **Interactive Navigation System** that offers fast and easy access to the 150-plus programming services currently offered by Canal Satélite Digital. Another of the operator's priorities continues to be Interactive banking services, and it has added new services such as **Telebanco 4B, Banco Santander, BCH, Caja Madrid and La Caixa,** to those already on offer. Last, yet by no means least, Canal Satélite Digital marked its third anniversary by inaugurating a new **Broadcasting Station in Madrid.**

The new **Interactive Navigation System,** known as Portal Digital (Digital Portal), has been launched to give all Canal Satélite Digital customers fast and easy access to all its programmes and services. From now on, Canal Satélite Digital subscribers only have to press the Guide key on their remote control to access all the different options, which are divided into four areas: Television, Box-Office, Services and Panel.

That's not all. In its effort to provide the widest possible range of on-line banking facilities, Canal Satélite Digital has introduced new services. On the one hand is Banca 4B (4B Banking), which includes **Telebanco 4B, Banco Santander and BCH**, while on the other are new channels devoted to **Caja Madrid** and **La Caixa.** Telebanco 4B lets the customers of the 38 4B-member banks make the same type of queries as in the 4B cash dispensers. The other banking services provide customers a new means of communicating with their banks, all without leaving home, and just using the Canal Satélite Digital remote control.

The new **Broadcasting Station**, located at Calle Alcalá, 518, currently boasts the largest broadcasting capacity anywhere in Spain, and distributes the largest amount of services. Canal Satélite Digital will use these new facilities to ensure that the high quality of its digital television programmes arrives intact at the 830,000-plus homes that currently enjoy their contents.

A new Navigation System: Portal Digital

Portal Digital (Digital Portal) is a new form of interactive access to the Canal Satélite Digital programmes and services. Now when subscribers press the Guide key on their remote control, all the different Canal Satélite Digital programmes and services are displayed on screen, divided into 4 themes: **Television, Box-Office, Services and Panel**. In turn, each option has different functions that users can select as they wish by just pressing one of the Canal Satélite Digital remote control keys.

The **Television** option provides faster access to the new Programme Guide, classified on a genre-basis, and also gives access to the Mosaic, the Canal Satélite Digital monthly offering and the Zapping service. **Box-Office** lists all the films due for broadcast, and the times, as well as the football matches and the Films of the month. The **Services** option gives fast access to the interactive applications: Banking (BBV Channel, 4B Banking, Caja Madrid and La Caixa), Music (Audiomania, Multimúsica, Multiclásica), Juegos (Games), Méteo (Weather), Marcador (Scoreboard, the Spanish Football League and ACB+, the Basketball League) and Radio stations. Last but not least, **Panel** lets subscribers consult the Agenda, access SERV (subscription information or subscriber operations) PERSO (programme the terminal, store channels, security codes, etc) or receive information on how to contact Canal Satélite Digital.

New banking services: Telebanco 4B, Banco Santander, BCH, Caja Madrid and La Caixa.

Canal Satélite Digital has added new banking services to extend the existing range (the BBV Channel and the possibility of using smart cards in the digital terminal). These services can be accessed by the Guide key or the 212 dial of the Canal Satélite Digital offering.

Banca 4B (4B Banking) includes the Telebanco 4B, Banco Santander and BCH services. Telebanco 4B Telebanco 4B lets the customers of the 38 4B-member banks make the same type of queries as in the 4B cash dispensers. All without leaving home and just by using the Canal Satélite Digital remote control. However, to access this service subscribers need a user number and password, which are provided by their banks.

The **Banco Santander, BCH, Caja Madrid and La Caixa** theme channels also provide these banks' customers with a new means of communication with their respective branches. Information about Mutual Funds, Pension Schemes, Mortgages, Accounts, etc. are just some of the options available in this new banking service.

These new services are another step forward in the Canal Satélite Digital endeavour to tread new paths in developing new technologies and a direct consequence of its pioneering efforts in this field. One example of this was the launch last December, for the first time ever in Spain, of the use of banking cards in the Canal Satélite Digital terminal, which is the only one in Spain equipped with a second slot capable of reading smart cards.

The Broadcasting Station with the biggest capacity in Spain

The new Canal Satélite Digital has invested Ptas. 3 bn on its new 1,200 m^2 broadcasting Station located in a building at Calle Alcalá, 518. The station is distributed into several different departments that are responsible for processing the television signals of the in-house channels and the channels supplied by external providers.

The **Broadcasting Station** is divided into different rooms in line with the different activities. The Control Room, which is equipped with more than 90 video monitors, 160 audio monitors, frame analyser, spectrum analyser and point-to-point communications, is where a group of professionals controls the quality and continuity of all the television, audio and interactive services commercialised by Canal Satélite Digital. The **Control Room** processes all the in-house and external television signals. At present the control room handles more than 100 services.

The **Broadcasting Control Room** – the biggest in Spain – generates and broadcasts up to 36 television channels using a system formed by video servers and robots. Altogether, the room generates 315,000 hours of broadcasting time a year. All the processes use digital technology, handling flows of 270 Mbits per second.

The **Robotics Room** houses the robots used to handle the tapes for broadcasting. Each robot has a mechanical arm that inserts the programme tape in question. The room is equipped with 21 robots with a capacity for 100 tapes each. The **Electronics Room**, equipped with 100 Racks, generates and processes the signals that end up as the Canal Satélite Digital programmes.

Lastly, the **Broadcasting Archive** – with a capacity for 35,000 tapes – is used for storing and handling the tapes prior to dissemination.

Regards
Press Department
Madrid, 31st January 2000

CANAL SATÉLITE DIGITAL NOW BOASTS MORE THAN 850,000 SUBSCRIBERS

Canal Satélite Digital, Spain's leading digital television operator, now reports more than 850,000 homes subscribed to its digital television offering. That means that in just over two months, fifty thousand more Spanish homes have decided to sign up for the 150 programming services that form the operator's extensive multichannel offering.

This increase has come at the same time as the latest additions of new theme channels, Warner Bros.' purchase of a stake in the operator and the firm decision by Canal Satélite Digital to develop new Interactive Banking services that it will increase throughout 2000, thanks to the technological capabilities of the Canal Satélite Digital terminal.

The freedom of choice, the films, football and variety of programmes feature among the main reasons that subscribers give for joining Canal Satélite Digital. A variety of programmes that is based, on the one hand, on the characteristics of a high-quality TV-on-demand offering, which includes Canal+ Digital and, on the other, on the great diversity of contents, which include the world's leading international channels, such as Disney Channel, Turner Classic Movies (TCM), Paramount Comedy, Fox Kids or CNN, among others.

In absolute terms, the regions boasting the largest number of subscribers are Catalonia (178,682), Madrid (139,431), the Region of Valencia (77,912), the Canary Islands (67,014), Galicia (47,057) and the Basque Country (30,834).

In relative terms, the most significant subscription percentages are to be found in the Canary Islands – where 16.9% of homes already enjoy Canal Satélite Digital -, the Balearic Islands (12.6%), Catalonia (12.6%) and Madrid (9%).

Regards
Press Department
Madrid, 22nd February 2000

Sogecable

For the attention of the Economy/Communications departments

PRESS RELEASE

THE SHAREHOLDERS IN GENERAL MEETING APPROVE A SHARE OPTIONS PLAN FOR MANAGEMENT

SOGECABLE REDUCED LOSSES BY 36.5% AND CLOSED THE YEAR WITH MORE THAN 1,819,000 SUBSCRIBERS

The Shareholders in General Meeting of SOGECABLE, SA who met in Madrid today approved the Annual Accounts and the Management Report for the 1999 financial year relating to both the company and its consolidated group. They also approved a share option plan for the executive directors and management staff of the company, together with a special remuneration plan for company employees.

SOGECABLE, SA's Chairman, Jesús de Polanco, in his address to the shareholders, referred to the company's ten years of existence since September 1999 when CANAL + commenced broadcasting. He said, "We were born as pay television operators. This is the central core business from which we have grown and with which we have created new lines of business, driven our diversification; and, from this core we propose to organise our future expansion".

The Chairman pointed out that innovation has always governed the Group's activities and that it was the first to commit itself to pay television; the first to launch a multi-channel satellite offer in Spain and the first to apply the new digital technology to television channels when it launched CANAL SATELITE DIGITAL. "We have," he commented, "constantly created new spaces in television and we have contributed towards changing consumer habits. In this regard, we have driven ahead with interactive television and towards converging with the Internet, thus opening up new horizons for our business opportunities".

The Shareholders ratified the appointment of four new directors: Mr. Juan María Arenas who takes the vacancy left by Eventos, SA; Mr. José María García Alonso, from Corporación Financiera Caja Madrid; Mr. Luis Lobén and Mr. Jaime Terceiro, who comes on board as an independent director. They fill the vacancies left by Mr. Antonio López and Mr. Vicente Fulate, respectively. Also, a Board meeting that was held prior to the Shareholders Meeting, resolved that Mr. Leopoldo Rodés should continue to hold office as an independent director.

The Shareholders in General Meeting also approved a Share Option Plan for the executive directors and management staff of the company proposed by the Board of Directors, "The objective of which", in the opinion of Javier Diez de Polanco, the Managing Director, "is to motivate and retain the directors, who are given an interesting opportunity to access or increase their shareholding, provided the value of the

SOGECABLE shares exceeds a reasonable revaluation threshold. This opportunity", pointed out the Managing Director, "is not gratuitous but rather it will have a cost for plan participants who must acquire the options by paying 5% of their exercise price. In this regard, our plan is different from the plans generally introduced by other companies".

ECONOMIC RESULTS

In his address, Javier Diez de Polanco, Managing Editor of SOGECABLE, gave a detailed analysis of 1999 Group results. The turnover amounted to 132,286 million pesetas, 27.4% higher than in the previous year. The Consolidated Gross Trading Results totalled 14,989 million pesetas, 136% higher than the 8,351 million pesetas obtained in the last financial year. The Consolidated Gross Trading Margin (EBITDA) practically doubled the last financial year's figures, going from 6% in 1998 to more than 11% in 1999.

The Results attributed to the controlling company totalled losses of 2,321 million pesetas, an improvement on the losses of the previous year of 36.5%.

The parent company, SOGECABLE, SA also significantly reduced its losses. Its net results suffered 1 of 1,698 pesetas, 55% less than the losses of the previous financial year.

The Group invested more than 25,000 million pesetas in 1999, of which 5,750 million pesetas were used for new digital set top boxes (decodifiers) and more than 6,300 million pesetas were invested in the film industry. SOGECABLE also invested more than 8,000 million pesetas in the acquisition of audio-visual rights, mainly sports rights, for the coming years. Javier Diez de Polanco announced to the shareholders the forthcoming construction of the Group's new head offices in the Madrid area called Tres Cantos. It will be completed in December 2001, and has required an initial investment of 1,750 million pesetas in the purchase of a building site. The managing Director also reported on the transfer of CANAL SATELITE DIGITAL's broadcasting centre from Luxembourg to Madrid, involving an investment of more than 3,000 million pesetas.

Javier Diez de Polanco underlined in his address that "1999 has been a year of consolidation for our companies in the different areas of activity in which SOGECABLE is present; we have surpassed the objectives we had set". The number of subscribers to the different Group offers in the pay TV sector went from 1,609,000 in 1998 to 1,819,000 in 1999.

CANAL + reached more than 1,766,000 subscribers in December 1999 and improved on the growth rate of previous years. More than 170,000 new subscribers took up CANAL + 's offer during 1999. As of 15th May 2000, CANAL + had 1,800,000 subscribers, and the number of SOGECABLE subscribers reached a total figure of 1,870,000.

CANAL SATELITE DIGITAL subscribers increased by 35.7% in 1999, and by the end of December they had reached a total of 813,497 homes. At 15th May 2000, CANAL SATELITE DIGITAL has more than 894,000 subscribers, and expects to reach 900,000 before the end of the month.

Diez de Polanco stressed the investment of more than 6,300 million pesetas in the film industry, of which 3,600 million pesetas were in Spanish films. SOGECINE, the Group's film producer, was the leading producer at the box office for Spanish films once again, for the fifth year running, with a share of close to 23% of the total revenues from domestic films last year. The six films produced and premiered by SOGECINE in 1999 attracted almost four million spectators with revenues of more than 2,500 million pesetas. In the film distribution sector, the company WARNER SOGEFILMS also held first place in revenues, with a total of 14,000 million pesetas.

In his address, Diez de Polanco emphasized the drive to implement new technologies with the launch of new inter-active services, such as banking services offered by nine of the big domestic financial institutions through channels in CANAL SATELITE DIGITAL. Furthermore, he underscored the fact that SOGECABLE has pioneered the introduction of electronic commerce through digital terminals, with more than 20 million electronic transactions to date.

Finally, the SOGECABLE Managing Director announced the development of new initiatives in the inter-active services sector with this year's launch of a new direct sales thanks to an agreement signed with El Corte Inglés to carry out remote sales of products and services through CANAL CLUB; he promised to vigorously drive Internet development projects through Plus, a new company which recently came into operation in March and which will offer SOGECABLE's subscribers attractive possibilities in this new market.

Thank you.
The Press Department
Madrid 16th May 2000.

Madrid, 21st July 1999

DISCLOSURE OF RELEVANT EVENT

We hereby inform you that today the Company Gestión de Derechos Audiovisuales y Deportivos, S.A., a subsidiary of SOGECABLE, S.A., signed a contract with Real Madrid Club de Fútbol for the purchase of the audiovisual and television rights of the official national League and Kings' Cup competitions for the seasons 2003/2004, 2004/2005, 2005/2006 and 2006/2007 and an option to purchase the said rights for the season 2008/2009.

Pursuant to the contracts signed by Gestión de Derechos Audiovisuales y Deportivos, S.A., the rights and obligations of this new contract will be assigned to Audiovisual Sport, S.L.

Madrid, 21st July 1999

SUPPLEMENT TO THE DISCLOSURE OF A RELEVANT EVENT

In relation to the disclosure of the signing of the contract between Gestión de Derechos Audiovisuales y Deportivos, S.A., and Real Madrid F.C. Club, which took place today, we hereby inform you that the price of the assigned rights consists of a fixed amount for each of the seasons, from 2003/2004 to 2007/2008, of seven (7) billion pesetas and an amount that will vary in line with the revenue obtained from the pay-TV broadcasting of the matches on TV and the Internet. The cost of the option to extend the term of the contract to the 2008/2009 seasons is three (3) billion pesetas.

Madrid, 22nd July 1999

ADDITIONAL INFORMATION TO THE MEMORANDUM DESCRIBING THE PUBLIC OFFERING OF SHARES IN SOGECABLE S.A.

Green-shoe

Today, (22nd July 1999), the Global Coordinator of the Public Offering (in other words, Morgan Stanley & Co. International Limited), decided to exercise the green-shoe described in section II.10.1.4. of the Memorandum, after sending a letter notifying its intention to acquire 3,163,8290 shares in this manner. The shares were bought today yesterday (22nd July 1999) and will be paid on 27th July 1999.

Lastly, merely for the purposes of information, SOGECABLE, S.A. hereby informs the Spanish Securities and Exchanges Commission that on 19th July 1999, the parties Offering the Public Offering awarded a loan of 3,153,820 shares in Sogecable, S.A. to the Global Coordinator in order to assign such shares to meet the excess demand generated in the Public Offering and, as the case may be, carry out stabilisation actions. This loan has been fully redeemed by the exercising of the green-shoe.

Madrid, 22nd July 1999.

SOGECABLE, S.A.

Madrid, 23rd July 1999

ADDITIONAL INFORMATION TO THE MEMORANDUM DESCRIBING THE PUBLIC OFFERING OF SHARES IN SOGECABLE S.A.

"Green shoe". In relation to the "green-shoe" exercised yesterday (22nd July 1999) by the Global Coordinator of the Public Offering (Morgan Stanley & Co. International Limited), which was duly reported yesterday to the Spanish Securities and Exchanges Commission, we enclose the letter received today from the Global Coordinator. In the letter the Global Coordinator details how it has distributed the 3,163,8290 shares it acquired in the green-shoe, as follows:

- 15 per cent to the Spanish Institutional Tranche, and

- The remaining 85 per cent to the International Institutional Tranche."

Madrid, 23rd July 1999.

SOGECABLE, S.A.

DISCLOSURE OF RELEVANT EVENT

We hereby inform you that today the Company SOGECABLE, S.A., sold 221,099 shares in its sbsidiary CANAL CLUB DE DISTRIBUCIÓN OCIO Y CULTURA, S.A. to the company EL CORTE INGLÉS, S.A. The price of the transaction was Ptas. 760,000,000.

As a result of the transaction, EL CORTE INGLÉS, S.A. now owns 75% of the share capital of the said company, the other 25% being owned by SOGECABLE, S.A. The parties have made a commitment to maintain their percentage stakes unaltered for at east 20 years.

Under this agreement, CANAL CLUB DE DISTRIBUCIÓN OCIO Y CULTURA, S.A. will have the ezxclusive right to operate and manage a new interactive channel for the direct sale of products and services that will be broadcast next year by Canal Satélite Digital, S.L., and interactive home-shopping programmes through the channels operated by SOGECABLE, S.A.: Meteo, Canal :, Taquilla, Mosaico, 40 TV,. Canal + Digital (Rojo and Azul), Documania, Sportmania, Viajar and Estilo.

Similarly, EL CORTE INGLÉS, S.A. will conduct any distance direct selling activities that use any terrestrial broadcasting or satellite-based pay Digital Television system through CANAL CLUB DE DISTRIBUCIÓN OCIO Y CULTURA, S.A..

Madrid, 21st September 1999

DISCLOSURE OF RELEVANT EVENT

Yesterday the companies Canal Satélite Digital, S.L., a subsidiary of Sogecable, S.A., and Cableuropa, S.A., which operates under the ONO trademark, signed a contract that grants Cableuropa, S.A. non-exclusive permission to broadcast National Football League matches under the Pay-TV system, through the cable companies that it represents and which are listed in the document attached hereto. This permission applies to the matches broadcast from the next day of this season and until the end of the 2002/2003 season.

In return for the permission, Cableuropa, S.A. will pay Canal Satélite Digital, S.L. the amount of three billion pesetas. Nevertheless, Cableuropa and the other Operators who distribute these services shall pay the Pay-TV revenue to Audiovisual Sport, S.L., which owns the rights.

Furthermore, Sogecable, S.A. and Cableuropa, S.A. have agreed to form a working party to carry out joint theme channel and interactive service projects.

LIST OF OPERATORS REPRESENTED BY CABLEUROPA

OPERATOR	DEMARCATION
1. CADIZ DE CABLE Y TELEVISIÓN, S.A.	MUNICIPALITY OF CADIZ
2. VALENCIA DE CABLE, S.A.	MUNICIPALITY OF VALENCIA
3. CORPORACIÓN MALLORQUINA DE CABLE, S.A.	ISLAND OF MALLORCA
4. ALBACETE SISTEMA DE CABLE, S.A.	MUNICIPALITY OF ALBACETE
5. CABLE Y TELEVISÍÓN DE EL PUERTO, S.A.	MUNICIPALITY OF EL PUERTO DE SANTA MARÍA (CÁDIZ)
6. HUELVA DE CABLE Y TELEVISIÓN, S.A.	MUNICIPALITY OF HUELVA
7. REGIÓN DE MURCIA DE CABLE, S.A.	REGION OF MURCIA (delimitation of the territorial demarcation of Murcia as set out in Official State Bulletin n° 15, dated 25th June 1997).
8. MEDITERRÁNEA NORTE SISTEMAS, S.A.	NORTH VALENCIA CABLE REGION (delimitation of the territorial demarcation of the Northern Region of Valencia as set out in Official State Bulletin n° 27, dated 12th November 1997 and n° 29, dated 3rd March 1999).
9. MEDITERRÁNEA SUR SISTEMAS, S.A.	SOUTHERN VALENCIA CABLE REGION (delimitation of the territorial demarcation of the Southern Region of Valencia as set out in Official State Bulletin n° 27, dated 12th November 1997).
10. CABLE Y TELEVISÍÓN DE ANDALUCIA, S.A.	PROVINCES OF HUELVA AND CADIZ (delimitation of the territorial demarcation of Andalucia IV as set out in Official State Bulletin n° 29, dated 3rd February 1998, and 29, dated 3rd March 1999).
11. SANTANDER DE CABLE, S.A.	REGION OF CANTABRIA (delimitation of the territorial demarcation of Cantabria as set out in Official State Bulletin n° 22, dated 26th January 1998).

Madrid, 15th February 2000

DISCLOSURE OF RELEVANT EVENT

We hereby inform you that today the Company WARNER BROS, INTERNATIONAL TELEVISION DISTRIBUTION, a division of TIME WARNER ENTERTAINMENT COMPANY, LP (WARNER BROS.) has given notice of its intention to exercise the option that *CANALSATELITE DIGITAL, S.L. had granted it in July 1997 to subscribe 10% of its* share capital. The corresponding capital increase will take place within the next few days and the stake of SOGECABLE, S.A., will be 83% of the resulting share capital. WARNER BROS. will be paying Ptas. 5.49 bn, which corresponds to 10% of the value of CANALSATELITE DIGITAL, S.L. as at 1st July 19978, pursuant to the range of valuations given in the Memorandum describing the Public Offering of Shares in SOGECABLE S.A.

Furthermore, WARNER BROS. has given notice of its intention to exercise the option that SOGECABLE, S.A. had granted it to subscribe 10% of the share capital of CINEMANIA, S.L. The price of the transaction will be Ptas. 168 million, pursuant to the provisions of the agreement dated 1st July 1997. Once the transaction has been completed, the stake that SOGECABLE S.A. holds through its fully-owned subsidiary COMPAÑÍA INDEPENDIENTE DE TELEVISION, S.L., will be 90% of the share capital of CINEMANIA, S.L.

Madrid, 14th March 2000

DISCLOSURE OF RELEVANT EVENT

We hereby inform you that on Saturday 11th March, the Official State Bulletin published the agreement adopted by the Council of Ministers on Friday 10th March regarding the renewal of the licences awarded to the three private television channels, and in particular to this Company, in August 1989.

The licence has been renewed for a further 10 years, and with the same requirements with which it was awarded in 1989, in addition to those set out in the Terrestrial Digital Television Technical Plan and in the Service Provision Regulations issued in October 1998.

Madrid, 14th March 2000

DISCLOSURE OF RELEVANT EVENT

We hereby inform you that at the meeting held today, the Board of Directors of SOGECABLE, S.A., unanimously passed the following resolutions:

1. - After the Chairman had informed that EDICIONES MONTE ANETO, S.A. had resigned from the Board, the Board of Directors exercised the powers vested upon it in article 138 of the Corporations Act by appointing Mr. Gregorio Marañon y Bertrán de Lis to the Board as a Director.

2. - The Board approved the Regulations of the Board of Directors in the terms attached hereto. Furthermore, the Board voted that the Appointments and Remuneration Committee be formed by three (3) members, the following directors having been designated: Mr. Juan Luis Cebrián Echarri, Mr. Laurent Perpere and Mr. Leopoldo Rodés Castañé. Pursuant to article 28 of the Regulations, the Managing Director will also form part of the said Committee.

Following the adopted the following agreements signed a contract with Real Madrid Club de Fútbol for the purchase of the audiovisual and television rights of the official national League and Kings' Cup competitions for the seasons 2003/2004, 2004/2005, 2005/2006 and 2006/2007 and an option to purchase the said rights for the season 2008/2009.

Pursuant to the contracts signed by Gestión de Derechos Audiovisuales y Deportivos, S.A., the rights and obligations of this new contract will be assigned to Audiovisual Sport, S.L.

REGULATION OF THE BOARD OF DIRECTORS OF SOGECABLE, S.A.

SECTION I – INTRODUCTION

Article 1 – Objective

1. This regulation establishes the conduct principles and the general rules regarding the structure and operation of the Board of Directors of Sogecable, S.A. (the ***Company***). It also establishes the conduct rules to apply to the Board members and, where appropriate, the top Directors who attend the Board meetings.

Article 2 – Interpretation

This Regulation shall be interpreted in accordance with any applicable law and the Board shall resolve any uncertainty as regards its interpretation.

Article 3 – Amendment

1. This Regulation may be amended at the request of either the Chairman or one third of the Board members, provided they explain the reasons for the proposed amendment in a memorandum.

2. The text of the proposed amendment, a report of the Audit and Compliance Commission on it and the explanatory memorandum must each be considered at a Board meeting and the proposed amendment must be approved by an absolute majority of the Board.

Article 4 – Distribution of the Regulation

1. Each Director must comply and ensure compliance with the Regulation therefore the Company Secretary shall provide each Director with a copy of it and the Board shall ensure that the shareholders and any public investors are made aware of its existence.

SECTION II – TASKS OF THE BOARD

Article 5 – Functions

1. Except regarding the matters reserved to the General Meeting, the Board shall be the main decision-making body of the Company.

2. The Board delegates the daily management of the Company to the Managing Director and the Management team and focuses on the task of general supervision. Any powers reserved for the Board by law may not be delegated.

3. The following decisions require the prior approval of the Board:

a) any proposal to amend the corporate object of the Company or any company controlled wholly or partially by it;

b) the budgets and financial plans of the Company;

c) any investment decisions, the assumption of financial obligations in respect of loans, guarantees, etc. or entering into any contracts under which the Company, or any company controlled wholly or partially by it, individually assumes financial obligations in excess of Pesetas 5,000,000,000 or the equivalent in any other currency, except in extremely urgent circumstances where it is impossible to call a meeting of the Board or the Executive Commission;

d) any disposal or encumbrance of assets of the Company or any company controlled wholly or partially by it;

e) proposals or resolutions to increase, reduce or otherwise alter the share capital of the Company;

f) defining the Company policy regarding the holding of its own shares;

g) the agreements between the Company and its members;

h) any agreements to obtain a licence to broadcast private TV on terrestrial channels in Spain;

i) any strategic alliances of the Company or any companies controlled by it;

j) mergers, demergers and any decision affecting the Company's status as a quoted company;

k) the constitution of new companies, acquisitions of shares in other companies and the sale of shares in any company controlled wholly or partially by the Company; and

l) *any significant changes to the policy of the Company.*

4. Where permitted by law, the approval of the Executive Commission may replace the required approval of the Board referred to in paragraph 3, except regarding the matters set out in paragraphs 3 a), b), e), f) and j).

5. In circumstances of extreme urgency (referred to in paragraph 3c above), the Managing Director's decision may replace the required approval of the Board or the Executive Commission.

Article 6- Increasing Company value for the shareholders

1. The Board's main objective is to maximise the value of the Company.

2. The Board shall determine and review the Company's business and financial strategies in accordance with the following instructions:

(a) the Company's business plan shall focus on obtaining profits and maximising cash-flow in the long-term;

(b) the adoption of new investment plans shall be based on obtaining an adequate performance in relation to the cost of the capital of the Company; and

(c) the Company's transactions shall be frequently reviewed to guarantee efficiency.

3. As regards corporate structure, the Board shall adopt the necessary measures to ensure that the management of the Company seeks and is incentivised to increase the value of the Company in favour of the shareholders and that no shareholder receives privileged treatment.

Article 7 - Other interests

In maximising the value of the Company in favour of the shareholders, the Board must respect the law, fulfil all of its contractual obligations in good faith and generally conduct its activities in an ethical manner.

SECTION III – COMPOSITION OF THE BOARD

Article 8 – Qualitative Composition

1. The Board, in the exercise of its rights of cooption and to propose appointments to the General Meeting, shall procure that the number of non-executive Directors is much greater than the number of executive Directors on the Board. For these purposes, the Executive Directors shall be the Chairman, the Managing Director and the other Directors who perform management tasks within the Company or any of its subsidiaries.

2. The Board shall procure that the group of non-executive Directors is composed of those proposed by holders of significant, stable interests in the shares of the Company (controlling Directors) and professionals of renowned prestige who have no connection with the management team or the main shareholders (independent Directors).

Article 9 – Quantitative Composition

1. The Board shall be composed of the number of Directors which the General Meeting may decide, subject to the by-laws of the Company.

2. The Board shall propose to the General Meeting the number of Directors which it considers necessary for its due representation and efficient operation.

SECTION IV – STRUCTURE OF THE BOARD OF DIRECTORS

ARTICLE 10 – CHAIRMAN OF THE BOARD

1. The Chairman of the Board shall be Chairman of the General Meeting, the Board of Directors and the Executive Commission and his/her appointment or re-appointment shall involve the delegation of all the powers of the Board which may be legally delegated.

ARTICLE 11 – THE MANAGING DIRECTOR

1. The Managing Director shall bear the main responsibility for the management of the Company. His/her appointment or re-appointment shall involve the delegation of all the powers of the Board which may be legally delegated, leaving him/her to effectively manage the business of the Company in accordance with the decisions made and the criteria established by the General Meeting and the Board.

2. Without prejudice to Article 5, the Managing Director is responsible for the ordinary management of the Company, and may, in urgent situations, adopt whatever measures he sees fit in the interests of the Company. He/she may also execute any contracts entered into by the Board or the Executive Commission.

ARTICLE 12 – VICE-CHAIRMAN

1- The Board must appoint one or more Vice-Chairmen who, where necessary, will replace the Chairman as regards the operation of the Board. If several Vice-Chairmen are appointed, the most senior Vice-Chairman will replace the Chairman and, if all the Vice-Chairmen are absent, the most senior Director will replace the Vice-Chairman.

ARTICLE 13 – SECRETARY OF THE BOARD

1. The Secretary of the Board is not required to be a Director. The Secretary shall assist the Chairman in his duties and ensure that the Board functions properly, in particular, by providing the Directors with all necessary advice and information, retaining corporate documentation, recording the minutes of the meetings and certifying the agreements of the Board. The

Secretary shall ensure that all acts performed by the Board are formally and materially legal and that its governing procedures and rules are respected.

ARTICLE 14 – VICE-SECRETARY OF THE BOARD

1. The Board may appoint a Vice-Secretary to assist the Secretary. The Vice-Secretary need not be a Director. In the absence of both the Secretary and the Vice-Secretary, the Secretary's functions shall be carried out by a Director appointed by the Board.

SECTION V – OPERATION OF THE BOARD

ARTICLE 15.- MEETINGS OF THE BOARD OF DIRECTORS

1. The Board shall meet at least quarterly and as often as the Chairman considers it necessary for the proper operation of the Company. Where a meeting is requested by one quarter of the Directors, the Board shall meet within 15 days of their request.

2. The notice of any meeting shall include the agenda of the meeting and shall be served by letter, fax, telegram or e-mail at least 8 days prior to the meeting.

3. The Managing Director shall prepare and circulate to the other Directors all the information necessary for the approval of the resolutions proposed in the agenda of each meeting of the Board and the Executive Commission at least 3 business days before the relevant meeting. The information circulated shall be complete and, where appropriate, shall include business plans, summaries of resolutions and any other necessary documents.

In urgent situations, the Managing Director may provide the available information with less advance notice than that mentioned in the previous paragraph, although the information must be sufficient for the approval of the resolutions proposed in the agenda for the meeting.

4. The Chairman may at any time refer to the Board any matter which he deems expedient for the proper operation of the company, whether or not it appears on the agenda.

5. The periods of notice set out in paragraphs 2 and 3 above shall not be applicable when the Chairman considers that they are unnecessary.

6. A Board meeting may be called without any notice when all the Directors are present and agree to hold such a meeting.

7. The approval of written Board resolutions without holding a Board meeting shall only be permitted if all Directors agree to this.

ARTICLE 16. – PROCEDURE OF THE MEETINGS

1. A Board meeting shall be quorate when at least half plus one of the number of Directors are present or represented by proxy. Any Director may appoint in writing one of the other Directors as his/her proxy for any single meeting.

2. Except where the law requires a special majority, resolutions shall be adopted by an absolute majority of the Directors present or represented, with any deadlock being resolved by the Chairman's casting vote. Each Director either present or represented shall have one vote.

3. The Chairman shall encourage participation in the meetings and shall put the issues to the vote when he/she considers that they have been adequately discussed.

SECTION VI. – APPOINTMENT AND DISMISSAL OF DIRECTORS

ARTICLE 17. – APPOINTMENT OF DIRECTORS

1. The Directors shall be appointed by the General Meeting or temporarily by the Board, in accordance with the Spanish Companies Act and the by-laws of the Company.

2. Any nominations of the Board for the appointment of Directors and resolutions of the General Meeting to appoint Directors must respect this Regulation and be preceded by a report of the Appointments and Remuneration Commission.

ARTICLE 18. – APPOINTMENT OF NON-EXECUTIVE DIRECTORS

The Board and the Appointments and Remuneration Commission shall ensure that non-executive Directors are selected by persons of renowned competence and experience.

ARTICLE 19. – RE-APPOINTMENT OF DIRECTORS

Any proposals of the Board to the General Meeting for the re-appointment of Directors shall be made by means of a formal process including a report of the Appointments and Remuneration Commission assessing the performance and dedication of the nominated Directors during their term of office.

ARTICLE 20. – DURATION OF OFFICE

1. Directors shall be appointed for five (5) years and may be re-appointed.

2. Directors appointed by cooption shall hold office until the date of the first General Meeting.

ARTICLE 21. – DISMISSAL OF DIRECTORS

1. Directors shall cease to hold office when their period of office expires or when the General Meeting so decides.

2. Directors must place their office in the hands of the Board and, if the Board considers it appropriate, tender their resignation in the following cases:

(a) when they have acted illegally or breached their duty to avoid conflicts of interest;

(b) when criminal proceedings are brought against them or serious disciplinary proceedings are brought against them by the supervisory authorities of the Spanish Securities Market;

(c) when they are severely reprimanded by the Audit and Compliance Commission for having breached their obligations as Directors;

(d) when the reasons for their appointment cease to exist, particularly where either a controlling or an independent Director loses such status; or

(e) when they reach 70 years of age.

3. Any member of a Commission who serves as a member in his or her capacity as a Director shall cease to be a member when he or she ceases to be a Director.

ARTICLE 22. – OBJECTIVITY AND SECRECY OF VOTING

1. In accordance with Article 32, any Directors proposed for re-appointment or dismissal shall not participate in the discussions and voting in respect of these matters.

2. Any vote of the Board regarding the appointment, re-appointment or dismissal of Directors shall be secret if so requested by its members.

SECTION VII. – THE COMMISSIONS OF THE BOARD OF DIRECTORS

ARTICLE 23. – INTRODUCTION

1. The Board shall establish an Executive Commission, an Audit and Compliance Commission and an Appointments and Remuneration Commission.

2. The Secretary, and, in his/her absence, the Vice-Secretary, shall act as Secretary to these Commissions. The Commissions shall meet on the advance notice of their Chairman. Normally, the operational rules established by this Regulation for the Board shall also apply to the Commissions. The Commissions shall prepare minutes of their meetings in the form required by the Board.

ARTICLE 24. – THE EXECUTIVE COMMISSION

a) Composition

This Commission shall be composed of 11 Directors. Both the Chairman and the Managing Director shall be permanent members and the other nine members shall be chosen from the Directors by a favourable vote of two thirds of the Board members. Where necessary, the Chairman shall be replaced by a member of the Executive Commission nominated by his/her fellow members.

The general manager and any other experts whose reports may be useful for the operation of the Company shall attend the meetings of the Executive Commission.

b) Operation

This Commission shall meet monthly, except in those months when a Board meeting is held and provided the Chairman deems it to be in the interests of the Company. The Chairman must call meetings with adequate notice.

For a meeting of the Executive Commission to be quorate, at least the majority of the Directors who are members of it must be either present or represented by a proxy. Any Director may be represented by any other Director who is a member of the Commission.

The resolutions shall be approved by an absolute majority of the Directors either in attendance or represented, with any deadlock being resolved by the Chairman's casting vote.

ARTICLE 25. – THE AUDIT AND COMPLIANCE COMMISSION

1. This Commission shall be composed of a minimum of three (3) and a maximum of five (5) non-executive Directors to be determined by the Board at any time and, to the extent permitted by the vacant posts and the Shareholdings of the Company, its composition shall adequately represent the independent Directors.

2. The Board shall appoint and dismiss the Commission members at the proposal of the Chairman. The Commission members shall cease to be members when they cease to be Directors or when the Board so determines. The Chairman of the Commission shall be appointed by its members.

3. The main function of the Commission is to support the Board in the management of the Company. It shall have the following basic functions:

(a) to propose the appointment of the external auditor, the terms and, where appropriate, the termination or renewal of its contract and the scope of its term of office;

(b) to review the Company accounts, to ensure compliance with the legal requirements and the correct application of the generally accepted accounting principles, and to inform Company members of any proposals by the management to amend the accounting principles and criteria;

(c) to supervise compliance with the audit contract, ensuring that the views expressed in the annual accounts and the main content of the auditors' report are drafted clearly and precisely;

(d) to review the prospectuses and periodic financial information which the Board must provide to the markets and their supervisory bodies;

(e) to ensure compliance with the Internal Regulation of conduct in the securities markets, this Regulation and the Company's governing rules and to make any suggestions necessary to improve these. In particular, to receive information and, where appropriate, issue reports on disciplinary measures to the top managers of the Company;

(f) at the request of the Board, to analyse and inform the Company of important individual investment transactions; and

(g) to exercise any other functions assigned to it by this Regulation.

4. The Commission shall meet periodically depending on the requirements of the Company and at least four (4) times per year. The efficiency and fulfilment of the Company's governing rules and procedures shall be assessed at one of the sessions.

5. The Commission may compel any member of the management team or of the Company staff to attend its meetings to provide assistance and access to any information held by such member. It may also compel the auditors to attend its meetings.

6. To best perform its functions, the Commission may request the advice of external professionals, in which case Article 28 shall apply.

ARTICLE 26.- THE APPOINTMENTS AND REMUNERATION COMMISSION

(a) Composition

This Commission shall be composed of at least three (3) and at most five (5) non-executive Directors, to be decided by agreement of the Board at the proposal of the Chairman. The Managing Director shall also be a member of this Commission. The Chairman shall be appointed by its members. The members of this Commission shall cease to be members when they cease to act as Directors or when the Board so resolves.

(b) Functions and powers

This Commission shall have the following basic functions:

(1) to report on the proposals to appoint Directors and members of the Commissions of the Board;

(2) to approve the salary bands and the standard form contracts of the top managers;

(3) to report on and periodically review the Directors' remuneration regime;

(4) to propose the incentive plans for the Directors and top managers which the Board may submit to the General meeting for approval;

(5) to exercise any other powers assigned to it by this Regulation.

(c) Operation

This Commission shall meet any time the Board or the Chairman requests that a report be issued or that proposals be approved within the scope of its powers and provided the Chairman considers it a useful exercise of its functions.

SECTION VIII. - INFORMATION FROM DIRECTORS

ARTICLE 27.- POWERS OF INFORMATION AND INSPECTION.

1. Directors may request the information and advice on any aspect of the Company or its subsidiaries, whether domestic or foreign, which is necessary for the performance of their functions. The Chairman shall either provide the Director(s) with the information directly, refer them to the appropriate individual(s) or decide on the measures necessary for the study requested.

2. In exceptional cases, the Chairman shall be able to temporarily restrict access to certain information, provided the Board is made aware of such restriction.

ARTICLE 28.- ASSISTANCE OF EXPERTS

1. To assist them with specific problems of certain importance and complexity, the non-executive Directors may at the Company's expense agree by simple majority to contract legal, accounting or financial advisors or any other experts.

2. The Chairman must be informed of the decision to instruct an expert which shall be carried out through the Secretary. The Executive Commission may veto such decision when it considers such action is unnecessary for the performance of the functions of the non-executive Directors or the cost is unreasonable given the importance of the problem or such advice may be suitably provided by the Company's experts.

SECTION IX.- DIRECTORS' REMUNERATION

ARTICLE 29.- DIRECTORS' REMUNERATION

1. The Directors shall have the right to receive the remuneration fixed by the Board in accordance with the relevant laws and this Regulation. The Board shall ensure that the Directors' remuneration reflects market conditions.

2. Both the legally required information and such information that may be deemed expedient regarding the Directors' remuneration shall be contained in the Memorandum which forms part of the Annual Accounts.

ARTICLE 30.- NON-EXECUTIVE DIRECTORS' REMUNERATION

The Board shall adopt all the measures possible to ensure that the non-executive Directors' remuneration reflects and incentivises the dedication of time to the Company, without preventing them from being independent.

SECTION IX. – DIRECTORS' DUTIES

ARTICLE 31.- GENERAL OBLIGATIONS OF THE DIRECTORS.

1. In accordance with Articles 5 and 6, the Director's main function is to direct and control the management of the Company to maximise its value in the interests of the shareholders.

2. In performing his/her functions, the Director shall work with the diligence of an organised businessman and a loyal representative and, in particular, shall:

(a) adequately inform him/herself and prepare for the meetings of the Board and the Commissions of which he/she is a member;

(b) attend and actively participate in the meetings of the Commissions of which he/she is member;

(c) perform any specific task given to him/her by the Board and which reasonably falls within his/her job description;

(d) encourage the investigation of any irregularity in the management of the Company which was foreseeable and the monitoring of any risky situations; and

(e) comply with the Internal Conduct Regulation and this Regulation.

ARTICLE 32. – CONFLICTS OF INTEREST

1. The Directors shall not participate in any discussions regarding any matters in which they are interested either directly or indirectly.

2. The Directors shall not enter into any professional or commercial transactions either directly or indirectly with the Company nor with any of its subsidiaries, unless they provide the Board with advance notice of these and the Board or, where appropriate, the Executive Commission, following a prior report from the Appointments and Remuneration Commission, approves such transactions.

ARTICLE 33.- DIRECTORS' DUTY OF CONFIDENTIALITY

1. The Directors shall keep confidential the discussions of the Board and the Commissions of which they are members and, in general, shall not disclose any information to which they have access in the exercise of their duties. This confidentiality obligation shall not terminate when the directors cease to hold office as directors.

ARTICLE 34.- NON-COMPETITION

The Directors shall not provide their professional services to Companies which compete with the Company or its subsidiaries or companies in which it has an interest. However, they may perform functions within companies which have a significant and steady interest in the Company.

ARTICLE 35.- TRANSACTIONS WITH SIGNIFICANT SHAREHOLDERS

1. The Board or, where appropriate, the Executive Commission formally reserves for itself any transaction to be entered into by the Company with a significant shareholder.

2. No transaction shall be authorised without the prior issue of a report by the Appointments and Remuneration Commission assessing the transaction in respect of the market conditions.

3. As regards ordinary transactions, the general authorisation of the type of transactions and the conditions in which they will be effected shall be sufficient.

ARTICLE 36.- PRINCIPLE OF TRANSPARENCY

The Board shall include in its annual public information a summary of the transactions carried out by the Company and a list of its Directors and significant shareholders. The information shall reveal the global volume of the transactions and the nature of the most important ones.

SECTIONS X.- RELATIONS OF THE BOARD OF DIRECTORS

ARTICLE 37.- RELATIONS WITH THE SHAREHOLDERS

1. The Board shall decide the appropriate channels to discover the proposals which the shareholders may make in relation to the management of the Company.

2. The public requests for delegation of the vote made by the Board or any Director shall specify the way in which the representative shall vote where the shareholder does not provide instructions and, where applicable, shall reveal the existence of conflicts of interest.

3. The Board shall ensure that the Company establishes adequate mechanisms to exchange normal information with the institutional shareholders of the Company. Directors shall under no circumstances divulge any information which could provide institutional shareholders with an advantage over the other shareholders.

4. The Board shall encourage the informed participation of the shareholders at the General Meeting and shall adopt any measures necessary to ensure that the General Meeting effectively exercises the functions attributed to it by the Internal Conduct Regulation.

ARTICLE 38.- RELATIONS WITH THE MARKETS

1. The Board shall ensure the timely completion of the current instructions regarding information of relevant facts, in accordance with the Internal Conduct Regulation.

2. The Board shall adopt the measures necessary to ensure that all financial information is placed at the disposal of the markets, is prepared in accordance with the same principles, criteria and professional practices as the annual accounts and is as reliable as these. For these purposes, such information shall be reviewed by the Audit and Compliance Commission.

ARTICLE 39.- RELATIONS WITH THE AUDITORS

1. The Board shall not propose the appointment of those audit firms whose fees are more than five per cent of their total income during the last financial year.

2. The Board shall publicly inform the Company of the total fees paid to the Company's auditors for any non-audit services.

Sogecable

Miguel Satrustegui
General Secretary

Madrid, 3rd May 2000

We hereby inform you that as of today's date, Sogecable, SA has exercised the option given to it by DTS, DISTRIBUDORA DE TELEVISION DIGITAL, SA (VIA DIGITAL) to acquire a non-exclusive licence over the Champions League rights for the forthcoming 2000-2001 season.

Sogecable has exercised this option to exploit the rights under the pay TV system through Canal + in both the analogical and digital systems.

As already mentioned in the Prospectus for the Public Offer of sale and Subscription of Shares of the Company, dated June 1999, the cost of these rights amounts to approximately 4,500 million pesetas.

Sogecable, S.A.

(Call to an Ordinary General Meeting)

By resolution of the Board of Directors of Sogecable, SA the shareholders are hereby called to attend an Ordinary General Meeting to be held in Madrid at Paseo de la Castellana, 33 on 16th May 2000 at 13:00 hours on first call and at the same place and time on 17th May 2000 on second call, subject to the following:

AGENDA

1.- Examine and approve, if pertinent, the Annual Accounts, Balance Sheet, Profit and Loss Account, Annual Report and Management Report relating both to the company and its consolidated group for the 1999 financial year, and the proposal to apply the results.

2.- Approval of the management undertaken by the Board of Directors during the 1999 financial year.

3.- Retirement and appointment of Directors.

4.- Extension of appointment of Arthur Andersen y Cia, S. Com. as the Accounts Auditors of the company for the 2000 financial year.

5.- Amendment of Article 28 of the Corporate Bylaws relating to Directors' remuneration, in accordance with Article 130 of the Limited Companies Act, following an amendment made by Law 55/1999 of 29th December.

6.- Share option plan for the executive directors and executive staff of the company and special remuneration plan for the employees, with authorisation and delegation of powers to the Board of Directors in connection with these matters.

7.-Authorisation to the Board of Directors for the derivative acquisition of direct or indirect shares, within legal limits and conditions, and authorisation to transfer same, if pertinent.

8.-Delegate power to the Board of Directors to issue simple debentures.

9.-Authorisation for the Board of Directors of the company, to fully develop and execute the aforementioned resolutions under the broadest possible terms, expressly including authorisation to interpret, put right and complete them in a public deed.

ATTENDANCE AND INFORMATION RIGHTS

Those shareholders who hold, either personally collectively, at least one hundred shares which are recorded in the pertinent accounting register at least five days prior to the date set for the meeting and who are in possession of the relevant attendance card issued by the company, may attend the General Meeting of Shareholders.

The Bylaws allow the grouping of shares, and any shareholder who has the right to attend meetings may give a proxy to another shareholder or company director to attend a General Meeting.

As from the date of this call, and in performance of the provisions under Articles 144 and 212 of the Limited Companies Act, the shareholders have the right to examine, at the company's registered address at Gran Vía, 32, Madrid, and to request the delivery or dispatch of the following documents by post free of charge:

- The complete Annual Accounts (Balance Sheet, Profit and Loss Account, and the Annual Report) and the Management Report referring to the 1999 financial year of the Company and its consolidated Group, together with the respective reports prepared by the Accounts Auditor (First Point on the Agenda).

- The complete wording of the proposals for resolutions that the Board of Directors will submit for approval to the Shareholders in General Meeting.

- The complete wording or report from the Directors regarding the resolution proposed for the amendment of the Bylaws (Point Five on the Agenda).

PRESENCE OF A NOTARY

The Board of Directors has requested a Notary to be present and to draw up a certificate covering the General Meeting.

ANTICIPATED DATE ON WHICH THE MEETING WILL BE HELD

It is expected that the General Meeting will be held on first call, that is, on 16th May 2000, at the place and time referred to above.

For any further information, the shareholders may contact SOGECABLE, SA's shareholder information office on telephone 91 396 58 07 or 91 339 83 30 between 9:30 and 14:30 hours and from 15:30 to 18:00 hours, Monday through Friday.

Madrid, 28th April 2000

The General Secretary and the Board of Directors.

PROPOSED RESOLUTIONS

ORDINARY GENERAL MEETING
Sogecable, S.A.
16th MAY 1999

1.- Examine and approve, if pertinent, the Annual Accounts, Balance Sheet, Profit and Loss Account, Annual Report and Management Report relating both to the company and its consolidated group for the 1999 financial year, and the proposal to apply the results.

"To approve the individual and consolidated Annual Accounts (Balance Sheet, Profit and Loss Account and Annual Report) and the Management Report relating to the 1999 financial year closed at 31st December 1999, audited by the Company's accounts auditor which show the company has a negative result of 1,695,524,562 pesetas, therefore, it is not pertinent to distribute any results. This negative result shall be fully applied to the account "Negative Results of Previous Financial Years".

2.- Approval of the management of the Board of Directors during the 1999 financial year.

"To approve the management of the Board of Directors during the last financial year without any reservations whatsoever."

3.- Resignation and appointment of Directors.

"To ratify the appointment of Mr. Gregorio Marañón y Bertran de Lis as member of the Board of Directors.

To appoint additional directors, if pertinent."

4.- Extension of appointment of Arthur Andersen y Cia, S. Com. as the Accounts Auditors of the company for the 2000 financial year.

"For the purposes of Article 204 of the Limited Companies Act and Article 153 et seq of the Companies Registry Regulations, to extend the appointment of ARTHUR ANDERSEN Y CIA, S.COM., a Spanish firm with its registered office in Madrid at c/Raimundo Fernández Villaverde, 65, holder of Tax ID No. D-79/104469, recorded in the Madrid Companies Register in Tome 3190, Book 0, Folio 1, Section 8, Page M-64414, as the Accounts Auditors of the company and of its consolidated group for a period of one (1) year to carry out an audit of the financial statements that will be closed at 31st December 2000."

5.- Amendment of Article 28 of the Corporate Bylaws relating to Director's remuneration, in accordance with Article 130 of the Limited Companies Act, following an amendment made by Law 55/1999 of 29th December.

"To amend Article 28 of the corporate bylaws which will hereafter read as follows:

Article 28.- Board's Remuneration

The directors' remuneration, which shall in no case consist of a share in the profits, shall be comprised of attendance allowances, subject to those terms as may be agreed by the Board of Directors within the limits as determined by the Shareholders in General Meeting, along with a fixed annual sum, subject to those terms as may be agreed by the Board of Directors also within the limits as determined by the Shareholders in General Meeting.

The remuneration of the different directors may also be different depending on their office and service on Board committees.

Upon approval of the annual accounts, the Shareholders in Ordinary General Meeting may modify the directors' remuneration ceilings, and should they not do so, the limits in force will be automatically updated at the start of each financial year in accordance with the percentage variation of the Consumer Price Index (total general domestic index).

It shall rest with the Board, in any case subject to the limits set down by the General Meeting, to determine the exact amounts of any allowances and individual remuneration payable to each director.

Without prejudice to the aforementioned remuneration, the directors' remuneration may also consist of shares or option rights thereover or in amounts referenced to the value of the shares. The application of this remuneration method shall require authorisation from the General Meeting and, if pertinent, the number of shares to be given, the option exercise price, the value of the shares taken as a reference and the duration of this kind of remuneration method shall be stated.

The Company may take out a civil liability insurance policy for its directors."

6.- Share option plan for the executive directors and executive staff of the company and special remuneration plan for the employees, with authorisation and delegation of powers to the Board of Directors in connection with these matters.

"I) It is resolved to approve an Options Scheme for the acquisition of Company shares by the Executive Directors and Executives of the Sogecable Group (hereinafter, "the Participants") so as to enable them to increase their shareholding in the company, on the following terms:

1).- General Description of the Scheme.

Under this Scheme, each one of the Participants will have the right to receive a transfer of a certain number of options from the Company

that will give them the right to acquire a like number of company shares after three years, if pertinent.

Those Executive Directors and Executives of the Sogecable Group selected by the Board of Directors on a proposal made by the Appointments and Remuneration Committee may take part in this Scheme.

The number of options to which each participant will be entitled will be determined by the Board of Directors on a proposal made by the Appointments and Remuneration Committee depending on the fixed remuneration paid thereto, and the same will be weighted in accordance with a percentage relating to the level of responsibility held. The total number of share options that may be issued shall not exceed 1% of the Corporate capital.

The Scheme will include three successive issues of options, in the year 2000, 2001 and 2002 in each of which a total number of options that shall not exceed 0.333% of the Corporate Capital may be issued.

The options and rights arising under the Scheme may not be transferred, save upon the demise of a participant and subject to the limits laid down by the Board of Directors.

2).- Price of the option and exercise condition.

The exercise price of each option shall be the simple arithmetic mean of the listed share prices at the close of trading of Sogecable on the Continuous Market over a period of thirty working days immediately prior to the date of the issue of the option, multiplied by between 1 and 1.15%. In regard to the options issued during the first year, said percentage shall be 1.15%.

The options shall be issued referenced to 16th May 2000 and on the following two anniversaries thereafter. The options may be exercised three years after their issue date.

The acquisition price of each option amounts to 5% of the exercise price thereof.

3).- Authorisation for the Board of Directors.

The Board of Directors, which may delegate same to the Appointments and Remuneration Committee, is authorised to apply, execute and develop this resolution, including the power to change the price and conditions of the options, should any exceptional circumstances warrant the same.

II) Also, the Board of Directors, which may delegate same to the Appointments and Remuneration Committee, is authorised to prepare a remuneration plan

consisting of the delivery of shares or which is referenced to the price of the shares, for the employees of the Sogecable Group who have an indefinite employment relationship therewith as of the date of this Meeting and who are not participants under the Options Scheme described in paragraph I) above, bearing in mind, for the purposes hereof, a number of shares that does not exceed 0.1% of the Corporate Capital.

For the purposes of this Agreement, the Sogecable Group shall be understood to be defined in accordance with the description used in the Public Offer for the Sale and Subscription of Shares of the Company in June 1999.

III) The Board of Directors is hereby given delegated authority to decide on any capital increase such as may be necessary to perform the Share Options Scheme and the remuneration plan referred to in this resolution, subject to those limits herein laid down, and the conditions in the first paragraph, letter b) and the second paragraph of Article 153 of the Limited Companies Act, excluding any pre-emption rights provided the Board of Directors previously performs those conditions laid down under Article 159.2 of the Limited Companies Act, if pertinent."

7.- Board Authorization for a derivative (*pre-emptive*) acquisition, direct or indirect, of the company's own shares subject to the legal limits and conditions, and authorisation to alienate the same.

"To authorise the Board of Directors to carry any derivative (pre-emptive) acquisition of the company's own shares, either directly or through any other company designated by it, and to revoke the authorisation given at the General Meeting of Shareholders held on 18th May 1999, subject to the following limits and conditions:

Acquisition Methods: by purchase or any other inter vivos act for value.

Maximum number of shares that may be acquired: shares representing up to 5% of the corporate capital of SOGECABLE, SA, free from all charges and encumbrances so long as they are fully paid up and not subject to the performance of any duty, and provided the nominal value thereof does not exceed the said 5% of the corporate capital of SOGECABLE, SA.

Minimum and maximum acquisition price: the minimum acquisition price of the shares shall equal 75% of their list value and the maximum price shall not exceed 120% of their list price on the date of acquisition.

Maximum trading volume : the maximum trading amount in connection with the acquisition of the company's own shares shall not exceed 25% of the average total volume of SOGECABLE, SA's shares traded in the last ten sessions.

Validity of the authorisation: 18 months as from the date of this resolution.

Any shares that are acquired may be delivered to the beneficiaries under the Option Scheme or the special remuneration plan as provided under the foregoing sixth resolution."

8.- Delegation of powers to the Board of Directors to issue simple debentures.

"In accordance with Article 12, paragraph f) of the Corporate Bylaws, to delegate powers in favour of the Board of Directors to issue simple debentures up to a maximum amount of three hundred million Euros (300,000,000), within a period of time of five years and to determine the interest thereon and any other conditions of the issue or issues as it may deem pertinent."

9.- Authorisation for the Board of Directors of the Company on the widest possible terms to fully develop and execute the aforementioned resolutions, expressly including the power to interpret, correct and complete the same and to engross them in a public deed.

"Without prejudice to those authorisations provided for in the foregoing resolutions, it is resolved to authorise the Board of Directors, which may delegate any powers to the Executive Committee, in the widest possible manner necessary according to Law to develop, execute and interpret the aforementioned resolutions, including, as necessary, powers to interpret, correct and complete the same and it is likewise resolved to delegate powers to the Chairman of the Board of Directors, Mr. Jesús de Polanco Gutiérrez, and the Secretary, Mr. Miguel Satrústegui Gil-Delgado, so that either thereof may separately complete and make good the foregoing resolutions made at this Meeting in public format and especially to file at the Companies Register, for deposit, therewith a certification of the resolutions approving the annual accounts and the application thereof, and to annex such documents as may be legally required, and to enter into such public or private documents as may be necessary so as to record all resolutions adopted in the Companies Register, with the power to even amend or rectify same depending on any verbal or written objections made by the Registrar."

DIRECTORS' REPORT FOR THE PURPOSES OF ARTICLE 144 OF THE LIMITED COMPANIES ACT IN REGARD TO THE AMENDMENT OF ARTICLE 28 OF THE CORPORATE BYLAWS.

The delivery of shares or option rights thereover or of amounts referenced to the value of the shares are clear instruments for the performance of one of the main corporate functions of the Board of Directors under the recently approved Internal Rules, that is, to incentivize the maximum improvement of the company's real value which to a great extent depends on the effort and diligence of its directors. In short, the realities of the corporate situation in the domestic and international market fully justify this decision.

Thus, the Board, in accordance with Article 130 of the Limited Companies Act, following the amendment introduced by Law 55/1999 of 29th December, will submit an amendment to Article 28 of the Corporate Bylaws in accordance with the wording set forth below, for the approval of the Shareholders in General Meeting:

Article 28.- Remuneration of the Board

The directors' remuneration, which shall in no case consist of a share in profits, shall be comprised of attendance allowances, subject to those terms as may be agreed by the Board of Directors within the limits as determined by the Shareholders in General Meeting, and a fixed annual sum, subject to those terms as may be agreed by the Board of Directors also within the limits as determined by the Shareholders in General Meeting.

The remuneration of the different directors may also be different depending on their office and service on Board committees.

Upon the approval of the annual accounts, the Shareholders in Ordinary General Meeting may change the directors' remuneration ceilings, and should they choose not to, the limits in force will be automatically updated at the start of each financial year in accordance with the percentage variation of the Consumer Price Index (total general domestic index).

It shall rest with the Board, in any case subject to the limits set down by the General Meeting, to determine the exact amounts of any allowances and the individual remuneration payable to each director.

Without prejudice to the aforementioned remuneration, the directors' remuneration may also consist of shares or option rights thereover or in amounts referenced to the value of the shares. The application of this remuneration method shall require authorisation from the General Meeting and, if pertinent, the number of shares to be given, the option exercise price, the value of the shares taken as a reference and the duration of this kind of remuneration method shall be stated.

The Company may take out a civil liability insurance policy for its directors."

Periodical financial information

Issuer: SOGECABLE, S.A.

Semester: 1 Financial Year: 1999 Tax ID No.: A-79114815

CONTENT OF HALF-YEARLY REPORT

		Individual	Consolidated
I. Issuer Identification Details	0010	X	
II. Changes in the consolidated group	0020		X
III Presentation basis and valuation rules	0030	X	X
IV. Balance Sheet	0040	X	X
V. Profit & Loss Account	0050	X	X
VI. Distribution by activity of the net turnover figure	0060	X	X
VII. Number of employees	0070	X	X
VIII. Development of the business	0080	X	X
IX. Dividends distributed	0090		
X. Significant facts	0100	X	X
XI. Explanatory annex of significant facts	0110	X	X
XII. Special auditors' report	0120	-	-

Periodical financial information

Issuer: SOGECABLE, S.A.

Semester: 1 Financial Year: 1999 Tax ID No.: A-79114815

II. CHANGES IN THE COMPANIES THAT FORM PART OF THE CONSOLIDATED GROUP

- DURING THE FIRST SEMESTER OF 1999:

- COMPAÑÍA INDEPENDIENTE DE TELEVISION, S.L. INCORPORATED THE COMPANY CANAL ESTILO, S.L. WITH A CAPITAL OF 500,000 PESETAS FULLY SUBSCRIBED AND PAID UP, WITH A 98% INTEREST. THE REMAINDER OF THE SHARE CAPITAL WAS RETAINED BY CINEMANIA, S.L... SOGECABLE HAS ACQUIRED 100% OF THE SHARE CAPITAL OF SOCIEDAD GENERAL DE TELEVISION Y CINE, S.L. THE SHARE CAPITAL OF WHICH AMOUNTS TO 2,100 MILLION PESETAS.

- COMPAÑÍA INDEPENDIENTE DE TELEVISION, S.L. HAS INCORPORATED FOX KIDS ESPAÑA, S.L. WITH A CAPITAL OF 50 MILLION PESETAS, FULLY SUBSCRIBED AND PAID UP ON AN EQUAL 50/50 BASIS WITH FOX KIDS EUROPE LIMITED.

Periodical financial information

Issuer: SOGECABLE, S.A.

Semester: 1 Financial Year: 1999 Tax ID No.: A-79114815

III. PRESENTATION BASIS AND VALUATION RULES

THE SAME ACCOUNTING PRINCIPLES, CRITERIA AND POLICIES AS APPLIED TO THE LAST ANNUAL ACCOUNTS HAVE BEEN FOLLOWED, IN ACCORDANCE WITH THE ACCOUNTING REGULATIONS IN FORCE, S.A.VE THE CHANGE MADE BY CANAL SATELITE DIGITAL AS FROM 1st JANUARY 1999 RELATING TO INCREASE OF THE WORKING LIFE OF THE DIGITAL DECODIFIERS (SET TOP BOXES) FROM FIVE TO SEVEN YEARS.

THE EFFECT OF THE SAID CHANGE ON THE DEPRECIATION IN THE FIRST SEMESTER OF 1999 INCREASED TO APPROXIMATELY 458 MILLION PESETAS ONCE THE FISCAL EFFECT THEREOF HAD BEEN CONSIDERED.

Periodical financial information

Issuer: SOGECABLE, S.A.

Semester: 1 Financial Year: 1999 Tax ID No.: A-79114815

IV. BALANCE SHEET OF THE INDIVIDUAL COMPANY

(Units in millions of pesetas)

ASSETS			Current Fin. Yr.	Previous Fin. Yr.
A) NON-PAID UP SHAREHOLDERS		0200	0	0
I.	Establishment expenses	0210	2,257	2,136
II.	Intangible fixed assets	0220	11,351	5,728
	II.1 Rights/property under financial leasing	0221	0	0
	II.2 Other intangible assets	0222	11,351	5,728
III.-	Tangible assets	0230	8,294	12,664
IV.-	Investments	0240	43,284	27,489
V.-	Long term treasury shares	0250	0	0
VI.-	Long term trading debtors	0255	0	0
B) FIXED ASSETS		0260	65,186	48,017
C) EXPENSES DISTRIBUTABLE OVER SEVERAL FINANCIAL YEARS		0280	814	193
I.-	Fully paid up shareholders	0290	0	0
II.-	Stocks	0300	11,065	11,769
III.-	Debtors	0310	24,924	31,724
IV.-	Short term financial investments	0320	337	329
V.-	Short term treasury shares	0330	0	0
VI.-	Cash	0340	74	178
VII.-	Periodical adjustments	0350	4,184	3,082
D) Working capital		0360	40,584	47,082
TOTAL ASSETS (A+B+C+D)		**0370**	**106,584**	**95,292**

LIABILITIES			Current Fin. Yr.	Previous Fin. Yr.
I.-	Subscribed capital	0500	30,049	20,000
II.-	Reserves	0510	9,953	10,002
III.-	Results previous financial years	0520	-3,840	0
IV.-	Period results	0530	-250	1,065
V.-	Dividends on account paid in the financial year	0550	0	0
A) EQUITY		0560	35,912	31,067
B) EARNINGS DISTRIBUTABLE IN SEVERAL FINANCIAL YEARS		0590	0	0
C) PROVISIONS FOR RISKS AND EXPENSES		0600	1,191	141
I.-	Issue of debentures and other negotiable securities	0610	0	0
II.-	Debts with banks	0615	2,000	0
III.-	Debts with group and associated companies	0620	0	0
IV.-	Long term trade creditors	0625	0	0
V.-	Other long term debtors	0630	11,078	12,860
D) LONG TERM CREDITORS		0640	13,078	12,860
I.-	Issue of debentures and other negotiable securities	0650	0	0

II.-	Debts with banks	0655	21,044	11,210
III.-	Debts with group and associated companies	0660	8,692	9,508
IV.-	Commercial creditors	0665	20,080	20,030
V.-	Other short term debts	0670	6,587	10,311
VI.-	Periodical adjustments	0680	0	165
E) SHORT TERM CREDITORS		0690	56,403	51,224
F) PROVISIONS FOR SHORT TERM RISKS AND EXPENSES		0695	0	0
TOTAL ASSETS (A+B+C+E+F)		0700	106,584	95,292

Periodical financial information

Issuer: SOGECABLE, S.A.

Semester: 1 Financial Year: 1999 Tax ID No.: A-79114815

IV. BALANCE SHEET OF THE CONSOLIDATED GROUP

(Units in millions of pesetas)

ASSETS			Current Fin. Year	Previous Fin. Year
A) NON-PAID UP SHAREHOLDERS		1200	0	0
I.-	Establishment expenses	1210	8,703	9,467
II.-	Intangible fixed assets	1220	30,676	28,280
	II.1 Rights/property under financial leasing	1221	0	142
	II.2 Other intangible assets	1222	30,676	28,138
III.-	Tangible fixed assets	1230	45,738	47,689
IV.-	Investments	1240	34,229	22,879
V.-	Long term shares of controlling company	1250	0	0
VI.-	Long term trading debtors	1255	0	0
B) FIXED ASSETS		1260	119,346	108,315
C) CONSOLIDATED GOODWILL		1270	1,556	710
D) EXPENSES DISTRIBUTABLE OVER SEVERAL FINANCIAL YEARS		1280	1.968	1.390
I.-	Shareholders with called up capital	1290	0	0
II.-	Stocks	1300	14,415	13,536
III.-	Debtors	1310	37,903	42,819
IV.-	Short term financial investments	1320	4,699	596
V.-	Short term controlling company shares	1330	0	0
VI.-	Cash	1340	1,139	7,402
VII.-	Periodical adjustments	1350	5,586	4,306
E) WORKING CAPITAL		1360	63,742	68,659
TOTAL ASSETS (A+B+C+D+E)		1370	**186,622**	**179,074**

LIABILITIES			**Current Fin. Year**	**Previous Fin. Year**
I.-	Subscribed capital	1500	30,049	20,000
II.-	Controlling company reserves	1510	6,113	10,002
III.-	Consolidated companies' reserves	1520	153	-33
IV.-	Conversion differences	1530	0	0
V.-	Results imputable to the controlling company	1540	-1,108	1,077
VI.-	Dividends on account paid in the financial year	1550	0	0
A) EQUITY		1560	35,207	31,046
B) EXTERNAL SHAREHOLDERS		1570	1,263	205
C) NEGATIVE CONSOLIDATED DIFFERENCE		1580	0	0
D) EARNINGS DISTRIBUTABLE OVER SEVERAL FINANCIAL YEARS		1590	47	60
E) PROVISIONS FOR RISKS AND EXPENSES		1600	3,917	220
I.-	Issue of debentures and other negotiable securities	1610	0	0
II.-	Debts with banks	1615	64,560	61,386
III.-	Long term trade creditors	1625	0	0
IV.-	Other long term debts	1630	11,236	12,877

F) LONG TERM CREDITORS	1640	75,796	74,263
I.- Issue of debentures and other negotiable securities	1650	0	0
II.- Debts with banks	1655	25,645	17,263
III.- Commercial creditors	1665	32,870	36,705
IV.- Other short term debts	1670	10,513	17,667
V.- Periodical adjustments	1680	1,364	1,645
G) SHORT TERM CREDITORS	1690	70,392	73,280
H) SHORT TERM PROVISIONS FOR RISKS AND EXPENSES	1695	0	0
TOTAL LIABILITIES (A+B+C+D+E+F+G+H)	1700	186,622	179,074

Periodical financial information

Issuer: SOGECABLE, S.A.

Semester: 1 Financial Year: 1999 Tax ID No.: A-79114815

V. INDIVIDUAL RESULTS OF THE COMPANY

(Units in millions of pesetas)

		Current Fin. Year	Previous Fin. Year
+ Net turnover figure	0800	44,176	39,294
+ Other earnings	0810	0	0
+/- Changes in stocks of finished products and in progress	0820	0	0
= TOTAL VALUE OF PRODUCTION	0830	44,176	39,294
- Net Purchases	0840	-22,003	-14,957
+/- Changes in stocks of goods, raw materials and other consumables	0850	0	0
- External and export expenses	0860	-11,873	-9,750
= ADJUSTED ADDED VALUE	0870	10,300	14,587
+/- Other expenses and earnings	0880	0	0
- Personnel expenses	0890	-2,703	-2,961
= GROSS TRADING RESULTS	0900	7,597	11,626
- Charge for depreciation of intangible assets	0910	-3,376	-2,917
- Charge to reserve fund	0915	0	0
- Change in working capital provisions	0920	0	0
= NET TRADING RESULTS	0930	4,221	8,709
+ Financial income	0940	1,611	475
- Financial expenses	0950	-877	-581
+ Capitalised interest and exchange differences	0960	0	0
- Amortisation and financial provisions charges	0970	0	0
= ORDINARY TRADING RESULTS	1020	4,955	8,603
+/- Results from intangible, tangible and control portfolio	1021	0	0
- Change in provisions for intangible, tangible and control portfolio	1023	-7,391	-7,077
+/- Results of transactions involving one's own shares and debentures	1025	0	0
+/- Prior financial year results	1026	0	0
+/- *Other extraordinary results*	1030	1,072	112
= RESULTS BEFORE TAX	1040	-1,364	1,638
+/- Corporate and other taxes	1042	1,114	-573
= FINANCIAL YEAR RESULTS	1044	-250	1,065

Periodical financial information

Issuer: SOGECABLE, S.A.

Semester: 1 Financial Year: 1999 Tax ID No.: A-79114815

V. CONSOLIDATED GROUP RESULTS

(Units in millions of pesetas)

		Current Fin. Year	Previous Fin. Year
+ Net turnover figure	1800	60,128	47,511
+ Other earnings	1810	1,636	3,297
+/- Changes in stocks of finished products and in progress	1820	0	0
= TOTAL VALUE OF PRODUCTION	1830	61,764	50,808
- Net Purchases	1840	-28,795	-20,534
+/- Changes in stocks of goods, raw materials and other consumables	1850	0	0
- External and export expenses	1860	-21,307	-23,244
= ADJUSTED ADDED VALUE	1870	11,662	7,030
+/- Other expenses and earnings	1880	0	0
- Personnel expenses	1890	-5,223	-5,445
= GROSS TRADING RESULTS	1900	6,439	1,585
- Charge for depreciation of intangible assets	1910	-8,657	-8,822
- Charge to reserve fund	1915	0	0
- Change in working capital provisions	1920	0	0
= NET TRADING RESULTS	1930	-2,218	-7,237
+ Financial income	1940	1,288	1,026
- Financial expenses	1950	-2,709	-2,556
+ Capitalised interest and exchange differences	1960	0	0
- Amortisation and financial provisions charges	1970	0	0
+/- Conversion results	1980	0	0
+/- Participation of equity method companies in results	1990	-4,235	-515
- Amortisation of consolidated goodwill	2000	-222	-110
+ Reversion of negative consolidated differences	2010	0	0
= RESULT ORDINARY OPERATIONS	2020	-8,096	-9,392
+/- Results from intangible, tangible, material fixed assets and control portfolio	2021	0	0
- Changes intangible, tangible, material and control portfolio provisions	2023	0	0
+/- Results of transactions with treasury shares and own debentures	2025	0	0
+/- Prior financial year results	2026	0	0
+/- Other extraordinary results	2030	1,169	5,693
= RESULTS BEFORE TAX	2040	-6,927	-3,699
+/- Tax on profits	2042	5,487	3,743
=CONSOLIDATED RESULT FOR THE FINANCIAL YEAR	2044	-1,440	44
+/- Results imputed to external shareholders	2050	332	1,033
= FINANCIAL YEAR RESULTS IMPUTED TO THE CONTROLLING COMPANY	2060	-1,108	1,077

Periodical financial information

Issuer: SOGECABLE, S.A.

Semester: 1 Financial Year: 1999 Tax ID No.: A-79114815

VI. DISTRIBUTION BY ACTIVITY OF THE NET TURNOVER FIGURE

(Units in millions of pesetas)

ACTIVITY		INDIVIDUAL Current Fin. Yr.	INDIVIDUAL Prior Yr.	CONSOLIDATED Current Fin. Yr.	CONSOLIDATED Prior Yr.
SUBSCRIBERS	2100	31,669	30,127	51,751	41,150
ADVERTISING	2105	2,447	2,075	2,699	2,152
OTHERS	2110	10,060	7,092	5,678	4,209
	2115	0	0	0	0
	2120	0	0	0	0
	2125	0	0	0	0
	2130	0	0	0	0
	2135	0	0	0	0
	2140	0	0	0	0
Executed works pending certification (*)	2145	0	0	0	0
Total I.N.C.N.	**2150**	44,176	32,294	60,128	47,511
Internal market	2160	44,176	39,294	60,128	47,511
Exports: European Union	2170	0	0	0	0
OECD Countries	2173	0	0	0	0
Other countries	2175	0	0	0	0

(*) Only construction companies

Periodical financial information

Issuer: SOGECABLE, S.A.

Semester: 1   Financial Year: 1999   Tax ID No.: A-79114815

VII. AVERAGE NUMBER OF PERSONS EMPLOYED DURING THE PERIOD

		INDIVIDUAL		CONSOLIDATED	
-		Current Fin. year	Previous Fin. year	Current Fin. year	Previous Fin. year
TOTAL NUMBER OF PERSONS EMPLOYED	**3,000**	709	779	2,078	2,054

Periodical financial information

Issuer: SOGECABLE, S.A.

Semester: 1 Financial Year: 1999 Tax ID No.: A-79114815

VIII. DEVELOPMENT OF THE BUSINESS

IN THE PERIOD FROM JANUARY-JUNE 1999, THE SOGECABLE GROUP RESULTS SHOWED A FAVOURABLE DEVELOPMENT OF THE OPERATIVE VARIABLES OF THE MAIN COMPANIES THAT FORM THE GROUP AND THIS TRANSLATED INTO A PROFIT IN THE CONSOLIDATED GROSS TRADING RESULTS OF 6,439 MILLION PESETAS COMPARED TO THE 1,585 MILLION PESETAS RELATING TO THE SAME PERIOD OF LAST YEAR. THIS IS AN IMPROVEMENT OF 306%.

THE MAIN FACTOR THAT MEASURES THIS FAVOURABLE DEVELOPMENT IS THE NUMBER OF GROUP SUBSCRIBERS, BOTH TO CANAL + , IN ITS TWO VERSIONS, AND CANAL SATELITE DIGITAL.

THE NUMBER OF SUBSCRIBERS TO CANAL + MAINTAINS AND EVEN IMPROVES THE GROWTH OVER RECENT YEARS IN THE PERIOD JANUARY-JUNE 1999. AT 30th JUNE 1999, CANAL + HAD 1,682,761 SUBSCRIBERS, A GROWTH FIGURE OF 9.3% AS COMPARED WITH JUNE 1998.

	30/06/98	31/12/98	31/03/99
SUBSCRIBERS CANAL + ANALOGICO	1,041,513	1,009,601	1,023,635
SUBSCRIBERS CANAL + DIGITAL	498,565	584,013	647,766
TOTAL	1,540,078	1,593,614	1,671,401

	30/06/99	6/99 -v- 6/98	6/99 -v- 12/98
SUBSCRIBERS CANAL + ANALOGICO	1,004,429	-3.6%	-0.5%
SUBSCRIBERS CANAL + DIGITAL	678,332	36.1%	16.2%
TOTAL	1,682,761	9.3%	5.6%

REGARDING CANAL SATELITE DIGITAL, THE NUMBER OF SUBSCRIBERS AT 30th JUNE WAS 713,741 WITH AN INCREASE IN THE LAST TWELVE MONTHS OF 41%.

	30/06/98	31/12/98	31/03/99	30/06/99	6/99 -v- 6/98	6/99 -v- 12/98
CSD SUBSCRIBERS	506,047	599,350	670,141	713,741	41.0%	19.1%

TRADING INCOME

DURING THE FIRST SEMESTER OF 1999, THE SOGECABLE GROUP HAD A TRADING INCOME HIGHER THAN IN THE SAME PERIOD OF 1998, WITH GROWTH IN THE NET TURNOVER FIGURE OF 26.6%.

THIS GROWTH IS BASICALLY A RESULT OF THE INCREASE IN THE AVERAGE EARNINGS PER SUBSCRIBER OF THE SOGECABLE GROUP DUE TO THE GROWING WEIGHT OF THE SUBSCRIBER BASE OF CANAL SATELITE DIGITAL WITHIN THE TOTAL NUMBER OF SUBSCRIBERS OF THE SOGECABLE GROUP. THE FOREGOING IS IN ADDITION TO AN INCREASE IN THE NUMBER OF SUBSCRIBERS AS SHOWN IN THE PREVIOUS TABLES.

ADVERTISING INCOME HAS INCREASED BY 28.3% IN THE REFERENCE PERIOD.

TRADING EXPENSES

THE GROWTH IN TRADING EXPENSES IS DUE TO AN INCREASE IN CONSUMABLES, COMPENSATED IN PART BY A REDUCTION IN OTHER TRADING EXPENSES AND PERSONNEL COSTS. THIS TOTAL GROWTH OF TRADING EXPENSES IS BASICALLY DUE TO THE EFFORT MADE BY THE SOGECABLE GROUP TO LAUNCH AND SECURE CANAL SATELITE DIGITAL AND THE LAUNCH OF ITS OWN CHANNELS AS INDEPENDENT COMPANIES.

THE GROWTH IN TRADING EXPENSES BY 12.4% IS DUE TO:

- GROWTH IN CONSUMABLES OF THE SOGECABLE GROUP DUE TO:

  AN INCREASE IN THE NUMBER OF SUBSCRIBERS TO CANAL + AND CANAL SATELITE DIGITAL.

  INCORPORATING NEW PROGRAMME CONTENTS INTO THOSE OFFERED BY CANAL SATELITE DIGITAL'S.

  APPLICATION OF THE NEW FOOTBALL CONTRACT IN CANAL + AND THE EXPLOITATION OF THE TELE BOX OFFICE IN CANAL SATELITE DIGITAL.

  MORE MODERATE INCREASE IN THE OTHER GROUP COMPANIES DUE TO THE SALE, IN JUNE 1998, OF THE CONTRACT TO EXPLOIT THE REAL MADRID IMAGE RIGHTS, AND THE DISSAPPEARANCE OF SOGEPAQ DISTRIBUCION. THIS HAS BEEN COMPENSATED BY THE LAUNCH OF ITS OWN CHANNELS.

  IT MUST BE STRESSED THAT SOGECABLE, S.A. CONSUMABLES INCREASED BY 47.1% BECAUSE THE COST OF THE RIGHTS THIS COMPANY SELLS TO ITS SUBSIDIARIES HAS BEEN INCLUDED IN THIS LINE OF EXPENSES. THE SAID SALES ARE INCLUDED IN OTHER EARNINGS WHICH INCREASED BY 41.8%.

- PERSONNEL EXPENSES, NOTWITHSTANDING THE INCREASE IN THE AVERAGE NUMBER OF EMPLOYEES BY 1.2%, HAVE IN ABSOLUTE TERMS FALLEN BY 4.1% AS A RESULT OF A REDUCTION IN THE AVERAGE COST PER EMPLOYEE IN THE GROUP, DUE TO THE GROWING WEIGHT OF CATSA PERSONNEL IN THE GROUP TOTAL.

- OTHER TRADING EXPENSES FELL BY 8.35% MAINLY DUE TO A REDUCTION IN COMMERCIAL EXPENSES IN CANAL SATELITE DIGITAL BECAUSE OF THE CHANGE IN THE POLICY RELATING TO THE INSTALLATION OF SATELITE DISHES AS FROM JUNE 1998, WHICH HAS BEEN PARTIALLY COMPENSATED BY A GREATER EXPENSE BY SOGECABLE IN COMMISSIONS (THERE WERE A GREATER NUMBER OF SUBSCRIBERS IN 1999 THAN 1998) AND IN MARKETING. THIS FALL HAS IN PART BEEN REDUCED BY, AMONGST OTHERS, AN INCREASE IN GENERAL EXPENSES IN SOGECABLE DUE TO THE INCLUSION OF EXPENSES IMPUTABLE TO WARNER SOGEFILMS, A.I.E. (50%), WHICH HAS BEEN OPERATIVE SINCE JULY 1998.

Periodical financial information

Issuer: SOGECABLE, S.A.

Semester: 1 Financial Year: 1999 Tax ID No.: A-79114815

IX. DIVIDENDS DISTRIBUTED DURING THE PERIOD

		% over nominal value	Pesetas per share	Amount (Millions pesetas)
1. ORDINARY SHARES	3,100	0.0	0.0	0
2. PREFERENCE SHARES	3,110	0.0	0.0	0
3. NON-VOTING SHARES	3,120	0.0	0.0	0

Periodical financial information

Issuer: SOGECABLE, S.A.

Semester: 1 Financial Year: 1999 Tax ID No.: A-79114815

X. SIGNIFICANT FACTS

		YES/NO
1.- Acquisition or transfer of interests	3200	N
2..- Purchases of own shares	3210	N
3.- Other significant increases or reductions of assets	3220	N
4.- Increases and reductions of share capital or of the value of the securities	3230	N
5.- Issues, reimbursements or cancellations of loans	3240	N
6.- Changes on the Board of Directors	3250	N
7.- Changes to the by-laws of the company	3260	N
8.- Corporate conversions, mergers or de-mergers	3270	N
9.- Significant changes in institutional regulations	3280	N
10.- Litigation or contentious proceedings	3290	N
11.- Insolvency situations, suspensions of payment, etc.	3310	N
12.- Special restriction, assignment or waiver agreements	3320	N
13.- Strategic agreements with domestic or international groups	3330	N
14.- Other significant facts	3340	Y

Periodical financial information

Issuer: SOGECABLE, S.A.

Semester: 1 Financial Year: 1999 Tax ID No.: A-79114815

XI. EXPLANATORY ANNEX OF SIGNIFICANT FACTS

POINT 14.-

ON 21st JULY 1999 GESTIÓN DE DERECHOS AUDIOVISUALES Y DEPORTIVOS, S.A., A SUBSIDIARY OF SOGECABLE, S.A., ENTERED INTO A CONTRACT WITH REAL MADRID CLUB DE FUTBOL FOR THE ACQUISITION OF AUDIOVISUAL AND TELEVISION RIGHTS RELATING TO THE COMPETITIONS OF THE NATIONAL FOOTBALL LEAGUE AND HRH THE KING'S CUP FOR THE 2003/2004 TO 2007/2008 SEASONS, WITH AN OPTION FOR THE 2008/2009 SEASON. ALSO, ON 26th AND 27th JULY 1999, SOGECABLE, S.A. ENTERED INTO AN EXTENSION WITH THE SAID CLUB FOR THE EXPLOITATION OF THE SAID AUDIOVISUAL AND TELEVISION RIGHTS OF THE "CANAL REAL MADRID", THE "TELEVENTA DEL CLUB", STATIC ADVERTISING AND A PREFERENTIAL RIGHT TO ACQUIRE AUDIOVISUAL RIGHTS OF CERTAIN INTERNATIONAL FOOTBALL AND DOMESTIC AND INTERNATIONAL BASKETBALL COMPETITIONS IN WHICH THE CLUB PARTICIPATES.

THE GENERAL MEETING OF SHAREHOLDERS OF CANAL SATELITE DIGITAL, S.L., AT A MEETING HELD ON 22nd JULY 1999 RESOLVED TO INCREASE ITS CAPITAL BY 6,105,000,000 PESETAS. THE TIME LIMIT TO EXERCISE THE PRE-EMPTION RIGHT ENDED ON 20th SEPTEMBER 1999.

ON 30th JULY 1999, SOGECABLE, S.A. MADE A CAPTIAL CONTRIBUTION OF 2,828 MILLION PESETAS TO THE COMPANY CANAL + INVESTMENT US INC. IN WHICH IT ACQUIRED A 60% INTEREST. THE REMAINING 40% IS HELD BY LE STUDIO CANAL +, S.A. AND TELEPIU.

Periodical financial information

Issuer: SOGECABLE, S.A.

Semester: 1 Financial Year: 1999 Tax ID No.: A-79114815

XII. SPECIAL AUDITORS' REPORT

GENERAL

QUARTERLY BALANCE SHEET OF RESULTS FOR:

QUARTER: 30.09 **YEAR:** 1999

Company Name: SOGECABLE S.A.
Registered Address: Gran Vía, 32 3ª planta 28013 Madrid
Tax Identification Nº: A79114815

Persons who assume responsibility for this information, the positions which they hold and identification of the powers or authorities by virtue of which they represent the company:	Signature: No signatures appended
MIGUEL SATRUSTEGUI GIL-DELGADO – General Secretary of the Sogecable Group. Powers of representation granted by a notarised document, dated 08.05.98, protocol number 1442, duly registered in the Mercantile Registry of Madrid. MATILDE CASADO MORENO – Finance Director of the Sogecable Group. Powers of representation granted by a notarised document, dated 09.06.93, protocol number 1775.	

A) QUARTERLY BALANCE SHEET OF RESULTS

Units: Millions of Pesetas		**Individual**	
		Current Financial Year	Previous Financial Year
Net Turnover (1)	0800	65.959	57.145
Profit before Tax	1040	-1.605	-931
Profit after Tax	1044	-601	-605
Result Attributed to External Shareholders	2050		
Result of the Financial Year Attributed to the Controlling Company	2060		
Subscribed Capital	0500	32.287	20.000
Average Number of Employees	3000	721	773

Units: Millions of Pesetas		**Consolidated**	
		Current Financial Year	Previous Financial Year
Net Turnover (1)	0800	89.139	69.213
Profit before Tax	1040	-9.211	-9.718
Profit after Tax	1044	-1.961	-2.008
Result Attributed to External Shareholders	2050	450	1.208
Result of the Financial Year Attributed to the Controlling Company	2060	-1.501	-800
Subscribed Capital	0500		
Average Number of Employees	3000	2.233	2.022

B) DEVELOPMENT OF THE BUSINESSES

(Although in summary form due to the condensed nature of this quarterly report, the comments to be included in this paragraph must allow the investors to form an adequate opinion regarding the activity performed by the company

and the results obtained during the period covered by this quarterly report, as well as the financial state and the position as regards the assets of the Company and any other essential information regarding the general state of affairs within the company).

SEE ANNEX 1

ANNEX 1

B) DEVELOPMENT OF THE BUSINESSES

The consolidated accounts of the Sogecable Group relating to the first nine months of 1999 reflect the favourable development of the main operating variables of the companies which form part of the Group. The Consolidated Gross Operating Profit for the period rose to Ptas. 9.717 mn, 246% higher than the Ptas. 2.806 mn reported for the first 9 months of 1998.

The main operating indicator of the development in the consolidated results is the number of people subscribed to the Group's different products and services: the subscribers to the analogue and digital versions of Canal+ and the Canal Satélite Digital subscribers.

In September 1999, the number of Canal+ subscribers exceeded 1,700,000, maintaining the growth trend of recent years.

	30/09/98	31/12/98	30/09/99	9/99 vs 9/98	9/99 vs 12/98
Canal+ Analogue	1,025,836	1,009,601	997,692	-2.7%	-1.2%
Canal+ Digital	538,286	584,013	709,630	31.8%	21.5%
TOTAL CANAL+	**1,564,122**	**1,593,614**	**1,707,322**	**9.2%**	**7.1%**

In September 1999 CANAL SATÉLITE DIGITAL exceeded 750,000 subscribers, the number having increased 37% over the last twelve months.

	30/09/98	31/12/98	30/09/99	9/99 vs 9/98	9/99 vs 12/98
CANAL SATELITE DIGITAL	**547,557**	**599,350**	**751,188**	**37.2%**	**25.3%**

Consolidated Group Results to September 1999 and 1998.

9 months, January-September	3Q1999 Ptas. bn (Unaudited)	3Q1998 Ptas. bn (Unaudited)	3Q1999 Euros mn (Unaudited)	3Q1998 Euros mn (Unaudited)
Net Turnover	89.139	69.213	535.7	416.0
Gross Operating Profit (EBITDA)	9.717	2.806	58.4	16.9
Net Operating Profit	-3.516	-11.240	-21.1	-67.6
Consolidated Pre-Tax Loss	-9.211	-9.718	-55.4	-58.4
Consolidated Loss	-1.961	-2.006	-11.8	-12.1
Result Attributed to Parent Company	-1.501	-800	-9.0	-4.8

Net Turnover

The consolidated net sales of the Sogecable Group during the period between January and September 1999 totalled almost Ptas 90 mn, a 28.8% increase on the first three quarters of 1998, due to the growth in the number of subscribers and the increase in the average revenue per subscriber.

Advertising revenue increased by 23.6% during the same period.

Gross Operating Profit

The Gross Operating Profit has increased by 246% during the first 9 months of 1999 compared to the first 9 months of 1998.

The continued growth of revenue, linked to the number of subscribers, causes the reduction of the relative weight of the fixed costs as part of the total operating expenses, thus producing a greater gross profit.

The operating expenses increased by 17.4% compared to the previous year: the main reason for the growth in consumption was the increase in the number of subscribers, the launch of new channels and programming contents in CANAL SATÉLITE DIGITAL and the launch of other channels produced by the Sogecable Group. Other operating expenses were slightly less than those of the previous year: due to a reduction in the costs of the Gestsport subsidiary (due to the sale in June 1998 of the contract to exploit the image rights of Real Madrid football club) and a reduction of the commercial expenses of Canal Satélite Digital. These effects are set off in part by the increased expenses of Sogecable Individual, mainly due to the inclusion of the costs attributable to the distributor Warner Sogefilms.

The Net Operating Loss for the period increases to Ptas. 3.516 mn; 68.7% less than the Ptas. 11.240 mn. of Net Operating Loss recorded during the first nine months of 1998.

There were also several factors behind the small drop in depreciation charges: higher depreciation charges in Sogecable due to Formation Expenses and Intangible Fixed Assets, lower depreciation charges in Gestsport due to the disappearance of the aforementioned contract with Real Madrid, lower charges also in the film–related activities and no relevant changes in Canal Satélite Digital (due to the effect of extending the digital decoder depreciation period from 5 to 7 years).

Profit before Tax

The profit before tax in 1999 shows an improvement of 5.2% on that obtained in the same period in 1998. The improvement is less than that of the Net Operating Profit for the two reasons explained in the quarterly accounts: greater losses in the results of the companies in which the subsidiary Audiovisual Sport has minority interests valued using the equity method and less extraordinary income than last year, when the Group recorded the capital gain made from the sale of the contract with Real Madrid.

Financial Leverage

Following the Public Offering in July 1999, and taking into account the cumulative result of the first nine months of the year, Consolidated Equity as at 30th September 1999 totalled Ptas. 61.104 mn, as compared to Ptas. 29.168 mn in September 1998.

At the same time, as a result of the funds received by Sogecable during the Public Offering, Bank Loans dropped from Ptas. 88.883 mn in September 1998 to Ptas. 62.526 mn in September last year.

The reduction of Sogecable's debt has occurred in a short period of time. In September 1999 only 6% of its Bank Loans had a term of less than one year; in September 1999 such Bank Loans represented 28% of Sogecable's total bank loans.

III PRESENTATION RULES AND VALUATION STANDARDS

In preparing the financial/accounting information included in this periodic public report, the principles, valuation standards and accounting criteria established in the current regulations for the preparation of financial/accounting information to be included in the annual accounts and intermediate financial statements corresponding to the sector in which the entity operates must be applied. If, exceptionally, the generally accepted accounting principles and criteria to be applied pursuant to the relevant current regulations are not applied to the attached information, the reasons for this must be clearly stated and an acceptable explanation of the

effect which the non-application of such principles and criteria may have on the assets, financial state and the results of the company or the consolidated group must be provided.

Further, and with a similar scope to the foregoing, any amendments which, in relation to the latest audited annual accounts, may have been made to the accounting criteria used in preparing the attached information must be stated and explained. If the same accounting principles, criteria and policies as those applied to prepare the previous annual accounts have been applied to prepare the current accounts and if those are the same as those established in the current accounting regulations applicable to the entity, this must be expressly stated.

In the preparation of the financial/accounting information included in this periodic public report, the principles, valuation standards and criteria established in the current regulations regarding the preparation of financial/accounting information have been applied to the annual accounts and intermediate financial statements.

D) DIVIDENDS DISTRIBUTED DURING THE PERIOD:

(Reference will be made to the dividends distributed from the start of the financial year).

		% over Nominal	Pesetas per Share	Amounts (millions of pesetas)
1. Ordinary shares	3100	0,0	0,0	0
2. Preference shares	3110	0,0	0,0	0
3. Non-voting shares	3120	0,0	0,0	0

Further information regarding the distribution of dividends (on account, complementary, etc.)

E) SIGNIFICANT FACTS (*)

		YES	NO
1. Acquisitions or transfers of interests in the share capital of companies listed on the stock exchange which give rise to an obligation to notify the CNMV (article 53 of the Spanish Stock Exchange Act) (5% of the share capital and multiples of 5)	3200		X

2. Purchases of one's own shares which give rise to an obligation to notify the CNMV according to the first supplementary provision of the Spanish Companies Act (over 1% of the share capital)	3210		X
3. Other significant increases and reductions in the capital assets (interests of more than 10% in unquoted companies, relevant material investments or disinvestments, etc.)	3220	X	
4. Increases or reductions in the share capital or the value of the shares	3230		X
5. Issues, reimbursements or cancellations of loans	3240		X
6. Changes on the Board of Directors	3250		X
7. Amendments made to the by-laws of the company	3260		X
8. Corporate conversions, mergers or demergers	3270		X
9. Changes in the institutional regulation of the sector with a significant effect on the economic or financial state of the company or the Group	3280		X
10. Claims or actions which may have a significant effect on the assets of the Company or the Group.	3290		X
11. Insolvency situations, suspension of payments, etc.	3310		X
12. Special agreements to limit, grant or waive, either wholly or partially, the political and economic rights attached to the shares of the Company.	3320		X

13. Strategic agreements with national or international groups (exchanges of shareholdings, etc.)	3330	X	
14. Other significant facts	3340	X	
(*) Mark the appropriate box with an "X" and, where an affirmative answer is provided, attach an annex setting out the date of notification to the Spanish Stock Exchange Commission and the Supervisory Body of the Stock Exchange (SRVB).			

F. ANNEX EXPLAINING SIGNIFICANT FACTS

SEE ANNEX II

ANNEX II

F) ANNEX EXPLAINING THE SIGNIFICANT FACTS

3. On 13 September, SOGECABLE, S.A. sold 221,099 shares of its sbsidiary CANAL CLUB DE DISTRIBUCIÓN OCIO Y CULTURA, S.A. to the company EL CORTE INGLÉS, S.A. The price of the transaction was Ptas. 750,000,000 and as a result of the transaction, EL CORTE INGLÉS, S.A. now owns 75% of the share capital of the said company, the other 25% being owned by SOGECABLE, S.A.

On 22 July 1999, the General Meeting of Canal Satelite Digital S.L. resolved to increase the share capital to Ptas. 6,105,000,000. The capital increase was fully paid by the shareholders on 20 September 1999. The share capital remains fixed at Ptas. 32,105,000,000.

At a General Meeting held on 28 October 1999, the shareholders of Audiovisual Sport, S.L. unanimously agreed to revoke the agreements to reduce and increase the capital adopted by the General Meeting on 17 June 1999 whose object was the reestablishment of patrimonial balance and whose effect was subject to a condition precedent. Also on 28 October 1999, following the preparation of the annual accounts and a management report by the Board of Directors of the Company, the General Meeting of the Company, open to all shareholders of the Company, passed the following resolutions:

to approve the annual accounts and the management report, to reduce the share capital by Ptas. 13,855,000,000 to re-establish the balance between the share capital and the corporate assets as a result of losses and to increase the share capital by compensation of liquid credits which are due in the amount of Ptas. 12,425,000,000. The share capital remained fixed at Ptas. 14,770,000,000.

At a General Meeting held on 4 October 1999, the shareholders of SOGECABLE FUTBOL, S.L. passed a resolution to reduce the share capital by Ptas. 231,520,000 in order to re-establish the balance between the share capital and the corporate assets as a result of losses in the financial year of 1998. The share capital remained fixed at Ptas. 518,480,000.

13. On 5 October 1999, SOGEPAQ, S.A. and the French company CANAL + IMAGE announced their agreement to create a joint venture to purchase international feature films, using CANAL + IMAGE's capacity to acquire rights in several European countries.

14. On 20 September, the companies Canal Satélite Digital, S.L., a subsidiary of Sogecable, S.A., and Cableuropa, S.A., which operates under the ONO trademark, signed a contract that grants Cableuropa, S.A. non-exclusive permission to broadcast National Football League matches under the Pay-TV

system, through the cable companies that it represents. This permission applies to the matches broadcast from the next day of this season and until the end of the 2002/2003 season.

The General Meeting of Shareholders of CENTRO DE ASISTENCIA TELEFONICA, S.A., GESTION DE DERECHOS AUDIOVISUALES Y DEPORTIVOS, S.A. and SOCIEDAD GENERAL DE CINE S.A. agreed to appoint Mr. Laurent Perpere and Mr. Pierre Lescure as directors of said companies. On the same date, the respective Boards of Directors agreed to appoint Mr. Pierre Lescure as Vicepresident of the afore-mentioned bodies.

The General Meeting of Shareholders of COMPANIA INDEPENDIENTE DE TELEVISION, S.L. and SOCIEDAD GENERAL DE TELEVISION, S.L. agreed to appoint Mr. Laurent Perpere and Mr. Pierre Lescure as directors of said companies. On the same date, the respective Boards of Directors agreed to appoint Mr. Pierre Lescure as Vicepresident of the afore-mentioned bodies.

GENERAL

INFORMATION RELATING TO:

SEMESTER 31-12 YEAR 1999

I.- ISSUER IDENTIFICATION DETAILS

Corporate Name:

SOGECABLE, S.A.

Corporate Address:

GRAN VIA, 32 3rd FLOOR 28013 MADRID TAX ID. NO. A79114815

State the names of the persons who are responsible for this information, the office they hold, and describe the powers or authorities by virtue of which they represent the company:

Signature: Signatures of the relevant parties named at left

MIGUEL SATRUSTEGUI GIL-DELGADO-General Secretary of the Sogecable Group. Powers of representation granted by a public deed dated 8-5-98, with protocol number 1,442, duly recorded in the Mercantile Registry of Madrid.
MATILDE CASADO MORENO-Finance Director of the Sogecable Group. Powers of representation granted by a public deed dated 9/06/93, with protocol number 1,775

CONTENT OF HALF-YEARLY INFORMATION
(mark with a cross if affirmative)

			Individual	Consolidated
I.-	Issuer Identification details	0010	X	X
II.-	Changes in the Consolidated Group	0020		X
III.-	Presentation basis and Valuation Rules	0030	X	X
IV.-	Balance Sheet	0040	X	X
V.-	Profit & Loss Account	0050	X	X
VI.-	Distribution by Activity of Net Turnover	0060	X	X
VII.-	Number of employees	0070	X	X
VIII.-	Development of the Business	0080	X	X
IX.-	Dividends Distributed	0090	X	
X.-	Significant Facts	0100	X	X
XI.-	Annex explaining Significant Facts	0110	X	X
XII.-	Special Auditors' report	0120		

CHANGES IN THE COMPANIES THAT FORM THE CONSOLIDATED GROUP (19)

REFER TO ANNEX 1

III. PRESENTATION BASIS AND VALUATION RULES

(In regard to the preparation of the data and information of a financial and accounting nature included in this periodical public information release, the principles, valuation rules and accounting criteria established in the current legislation for the preparation of information of a financial and accounting nature to be included in the annual accounts and intermediate financial statements relating to the sector to which the company belongs must be applied. If, exceptionally, the generally accepted accounting principles and criteria required under the current legislation have not been applied to the data and information attached hereto, this fact must be stated and an acceptable explanation provided therefor. It should be stated what effect any such failure to apply said rules might have on the assets, financial situation and the profits of the company or its consolidated group. Additionally, and to the same extent as aforementioned, and relating to the last audited annual accounts, mention must be made and comments given relating to any changes, if any, that have arisen regarding the accounting practice followed in the preparation of the Information attached hereto. If the same accounting principles, practice and policies as for the last audited annual accounts have been applied, and if the same are in accordance with the accounting rules in force that are applicable to the company, this must be expressly stated).

In the preparation of the data and information of a financial and accounting nature included in this periodical public information release, the valuation rules and accounting practices established in the current legislation for the preparation of information of a financial and accounting nature to be included in the annual accounts and intermediate financial statements have been applied.

In accordance with the results of new technical analyses, CanalSatelite Digital, S.L. has fixed the useful life of its decoders (set top boxes) at seven (7) years instead of five (5) years as in the 1998 financial year. The effect of extending the useful life, brought into effect as from 1st January 1999, on the depreciation provision in the consolidated profit and loss account for the financial year, amounts to 2,544 million pesetas, approximately.

NOTE: if there is insufficient space in the boxes to set out the required information, the company may attach as many additional pages as it deems necessary.

ANNEX I

CHANGES IN THE COMPANIES THAT FORM THE CONSOLIDATED GROUP

In the 1999 financial year, the following companies were included within the consolidated group:

- Sociedad General de Televisión y Cine, S.L... In the 1999 financial year, Sogecable, S.A. acquired 99.99% of its capital, therefore, it became part of the consolidated group by means of the global integration method. Its activities consist of the provision of television services.

- Canal Estilo, S.L... A company incorporated by Compañía Independiente de Televisión, S.L. with the group holding 100% of its share capital, therefore, it became included by way of the global integration method. Its main activity is the operation of a thematic television channel called, "*Estilo*", ("Style").

- Canal + Investments, Inc.. In the 1999 financial year Sogecable, S.A. acquired 60% of this company's capital. Its main activity is the production of films through its subsidiary Bel Air Entertainment, LLC. Canal + Investments, Inc. and it became part of the consolidated group by way of the equity method, given that Sogecable, S.A. does not control its management.

- Fox Kids España, S.L.. It was incorporated during the 1999 financial year by Compañía Independiente de Televisión, S.L. (50% of the capital) and Fox Kids Europe Limited (50% of the capital). It became part of the group by means of the equity method. Its main activity is the operation of a thematic television channel called, "Fox Kids".

Further, Canal Club de Distribución de Ocio y Cultura, S.A., which became part of the group on 31st December 1998 by means of the global integration method, became part of the group under the equity method in the 1999 financial year because a significant part of Sogecable, S.A.'s holding therein was sold.

IV. BALANCE SHEET OF THE INDIVIDUAL COMPANY

Units: Millions pesetas

ASSETS		Present Financial Year	Previous Financial Year
A) NON-PAID UP SHAREHOLDERS	0200	0	0
I. Establishment expenses	0210	3,688	2,635
II. Intangible fixed assets	0220	13,413	11,873
II. 1 Rights/ property under leasing	0221	0	
II.2 Other intangible fixed assets	022	13,413	11,873
III. Tangible fixed assets	0230	7,310	10,012
IV. Investments	0240	56,193	39,548
V. Long Term Treasury Shares	0250	0	0
VI. Long Term Trade debtors	0255	0	0
B) FIXED ASSETS (1)	0260	**80,604**	**64,068**
C) EXPENSES DISTRIBUTED OVER SEVERAL FINANCIAL YEARS	0280	537	170
I. Paid up shareholders	0290	0	10,000
II. Stocks	0300	15,254	11,972
III. Debtors	0310	27,688	20,316
IV. Short term financial investments	0320	340	333
V. Short term treasury shares	0330		
VI. Cash	0340	228	895
VII. Periodical adjustments	0350	3,232	2,379
D) WORKING CAPITAL	0360	**46,742**	**45,895**
TOTAL ASSETS	0370	**127,883**	**110.133**

LIABILITIES		Previous Financial Year	Present Financial Year
I. Subscribed capital	0500	32,287	30,000
II. Reserves	0510	34,006	10,002
III. Results of prior financial years	0520	-3,840	
IV. Period results	0530	-1,696	-3,840
V. Dividends on account paid in the financial year	0550		
A) EQUITY	0560	60,757	36,162
B) EARNINGS DISTRIBUTABLE IN SEVERAL FINANCIAL YEARS	00590		
C) PROVISIONS FOR RISKS AND EXPENSES	0600	1,669	567
I. Issue of debentures and other negotiable securities	0610		
II. Debts with banks	0615	6,549	2,000
III. Debts with associated and group companies	0620		
IV. Long term trading creditors	0625		
V. Other long term debts	0630	11,169	12,079
D) LONG TERM CREDITORS	0640	**17,718**	**14,079**
I. Issue of debentures and other negotiable securities	0650		
II. Debts with banks	0655	3,907	21,041
III. Debts with associated and group companies	0660	10,911	7,829
IV. Commercial creditors	0665	26,400	23,020
V. Other short term debts	0670	6,491	7,397
VI. Periodical adjustments	0680	0	38
E) SHORT TERM CREDITORS	0690	**47,709**	**59,325**
F) PROVISIONS FOR RISKS AND EXPENSES	0695		
TOTAL PASIVO	0700	**127,883**	**110,133**

VI. INDIVIDUAL RESULTS OF THE COMPANY

Units: millions pesetas		Present Financial Year		Previous Financial Year	
		Amount	%	Amount	%
+ Net amount of the turnover (5)	0800	91,086	100.00 %	79,597	100.00%
+ Other revenue (6)	0810	11	0.01%	4	0.01%
+/- Variation in stocks of finished and products in process	0820	3,282	3.60%	1,314	1.65%
= TOTAL PRODUCTION VALUE	0830	94,379	103.62%	80,915	101.66%
- Net purchases	0840	-48,627	-53.39%	-35,063	-44.05%
+/- Variation in stocks of goods, raw materials, & other consumable materials	0850	-	0.0%		0.0%
- External & Operating expenses	0860	-26,142	-28.70%	-21,816	-27.41%
= ADJUSTED ADDED VALUE	0870	19,610	21.53%	24,036	30.20%
+/- Other expenses and income	0880		0.00%		0.0%
- Personnel expenses	0890	-5,993	-6.58%	-6,001	-7.54%
= GROSS TRADING RESULTS	0900	13,617	14.95%	18,036	22.66%
- Charge for depreciation of fixed assets	0910	-6,933	7.61%	-6,116	-7.68%
- Reversion fund	0915		0.0%		0.0%
- Variation working capital provisions	0920		0.0%		0.0%
= NET TRADING RESULTS	0930	6,684	7.34%	11,919	14.97%
+ Financial income	0940	2,146	2.36%	1,126	1.41%
- Financial expenses	0950	-1,841	-2.02%	-1,865	-2.345%
+ Interest & Exchange Differences capitalised	0960		0.0%		0.0%
- Depreciation charges and financial provisions (10)	0970		0.0%		0.0%
= RESULTS ORDINARY ACTIVITIES	1,020	6,989	7.67%	11,180	14.05%
+/- Results from intangible, tangible assets and control portfolio (11)	1,02	737	0.81%	-226	-0.28%
- Variation intangible, tangible asset & control portfolio provisions (12)	1,023	-8,884	-9.75%	-17,403	-21.86%
+/- Results of transactions with shares and own debt securities	1,025		0.0%		0.0%
+/- Results of prior financial years	1,026		0.0%		0.0%
+/- Other extraordinary results	1,030	-1,073	-1.18%	485	-0.61%
= RESULTS BEFORE TAX	1,040	-2,231	2.45%	-5,964	-7.49%
+/- Company and other taxes	1,042	535	0.59	2,124	2.67%
= FINANCIAL YEAR RESULTS	1,044	-1,696	-1.86	-3,840	-4.82

IV. BALANCE SHEET OF THE CONSOLIDATED GROUP

Units: Millions pesetas

ASSETS		Present Financial Year	Previous Financial Year
A) NON-PAID UP SHAREHOLDERS	1200		
I, Establishment expenses	1210	11,746	8,398
II, Intangible fixed assets	1220	36,379	32,387
II, 1 Rights/ property under leasing	1221		
II,2 Other intangible fixed assets	1222	36,378	32,245
III, Tangible fixed assets	1230	44,641	45,731
IV, Investments	1240	45,849	29,123
V, Long Term Controlling Company Shares	1250		
VI, Long Term Trade debtors	1255		
B) TANGIBLE ASSETS (1)	1260	138,615	115,639
C) CONSOLIDATED GOODWILL	1270	1,449	1,788
D) EXPENSES DISTRIBUTABLE OVER SEVERAL FINANCIAL YEARS	1280	2,277	1,259
I, Paid up shareholders	1290	0	10,000
II, Stocks	1300	*20,802*	*14,189*
III, Debtors	1310	39,331	40,560
IV, Short term investments	1320	954	497
V, Controlling Company short term shares	1330		
VI, Cash	1340	2,177	3,004
VII, Periodical adjustments	1350	4,229	3,857
E) WORKING CAPITAL	1360	67,493	72,107
TOTAL ASSETS	1370	209,834	190,793
LIABILITIES		**Present Financial Year**	**Previous Fin. Yr**
I, Subscribed capital	1500	32,287	30,000
II, Reserves Controlling Company	1510	30,166	10,002
III, Consolidated company reserves (16)	1520	152	-31
IV, Conversion differences (17)	1530		
V, Results imputable to controlling company	1540	-2,321	-3,656
VI, Dividends on account paid in Fin, Yr,	1550		
A) EQUITY	1560	60,284	36,315
B) EXTERNAL SHAREHOLDERS	1570	1,516	605
C) NEGATIVE CONSOLIDATION DIFFERENCE	1580		
D) EARNINGS DISTRIBUTABLE IN VARIOUS FINANCIAL YEARS	1590	6,188	74
E) PROVISIONS FOR RISKS AND EXPENSES	1600	-446	286
I, Issue of Debentures & other negotiable securities	1610		-
II, Debts with banks	1615	57,792	64,856
III, Long term trading creditors	1625		
IV, Other long term debts	1630	14,098	12,086
F) LONG TERM CREDITORS		71,890	76,942
I, Issue of Debentures & other negotiable securities	1650		
II, Debts with banks	1655	5,178	27,407
III. Commercial creditors	1660	46,975	37,297
IV, Other short term debts		7,787	10,352
V, Periodical adjustments	1680	9,570	1,571
G) SHORT-TERM CREDITORS	1690	69,510	76, 513
H) PROVISIONS FOR RISKS AND EXPENSES	1695		
TOTAL LIABILITIES	1700	**209,834**	**190.973**

V. RESULTS OF THE CONSOLIDATED GROUP

Units: millions pesetas		Previous Financial Year		Present Financial Year	
		AMOUNT	%	AMOUNT	%
+ Net amount of the turnover (5)	1800	127,080	100,00%	98,701	100,00%
+ Other revenue (6)	1810	5,206	4,10%	5,155	5,22%
+/- Variation in stocks of finished and products in process	1820		0,00%		0,00
= TOTAL PRODUCTION VALUE	1830	132,286	104,10%	103,856	105,22%
- Net Purchases	1840	-60,178	-47,35%	-42,181	-42,74%
+/- Variation in stocks of goods, raw materials, & other consumable materials	1850		0,00%		0,00%
- External & Operating expenses (7)	1860	-45,559	-35,85%	-44,228	-44,81%
= ADJUSTED ADDED VALUE	1870	26,549	20,89%	17,447	17,68%
+/- Other expenses and income (8)	1880		0,00%		0,00%
- Personnel expenses	1890	-11,651	-9,17%	-11,096	-11,24%
= GROSS TRADING RESULTS	1900	14,898	11,72%	6,351	6,43%
- Charge for depreciation of fixed assets	1910	-18,666	-14,69%	-20,214	-20,48%
- Reversion fund	1920		0,00%		0,00%
- Variation working capital provisions (9)	1930		0,00%		0,00%
= NET TRADING RESULTS	1940	-3,768	-2,97%	-13,863	14,05%
+ Financial income	1950	2,127	1,67%	2,560	2,59%
- Financial expenses	1960	5,297	-4,17%	-5,999	-6,08%
+ Capitalised interest and exchange differences	1970		0,00%		0,00%
- Depreciation charges and financial provisions (10)	1980		0,00%		0,00%
+/- Conversion results (18)	1990		0,00%		0,00%
+/- Equity method companies' participation in results	2000	-4,506	-3,55%	-3,824	3,87%
- Amortisation consolidated goodwill	2010	-443	0,35%	-239	0,24%
+ Reversion Negative Consolidated differences	2020		0,00%		0,00%
= RESULTS ORDINARY ACTIVITIES	2,021	-11,887	-9,35%	-21,365	0,00%
+/- Results from intangible, tangible assets and control portfolio (11)		737	0,58%	4,346	4,40%
- Variation intangible, tangible asset & control portfolio provisions (12)	2,025		0,00%		0,00%
+/- Results of transactions with shares and own debt securities (13)	2,026		0,00%		0,00%
+/- Results of prior financial years (14)	2,030		0,00%		0,00%
+/- Other extraordinary results (15)	2040	2,158	1,70%	-779	0,79%
= CONSOLIDATED RESULTS BEFORE TAX		-8,992	-7,08%	-17,798	18,03%
+/- Tax on profits		6,135	4,83%	12,848	13,02%
= CONSOLIDATED RESULTS FOR THE FINANCIAL YEAR		-2,857	-2,25%	-4,950	-5,02%
+/- Results attributable to External Shareholders	2,060	536	0,42%	1,294	1,31
= FINANCIAL YEAR RESULTS ATTRIBUTABLE TO THE CONTROLLING COMPANY		-2321	1,83%	-3,656	-3,70%

VI. DISTRIBUTION BY ACTIVITY OF THE NET TURNOVER FIGURE

ACTIVITY		INDIVIDUAL Present Financial Year	INDIVIDUAL Previous Financial Year	CONSOLIDATED Present Financial Year	CONSOLIDATED Previous Financial Year
	2100				
Subscribers	2105	64,049	60,172	105,262	79,352
Advertising	2110	4,769	3,946	5,298	4,075
Other	2115	22,268	15,479	16,520	15,274
	2120				
	2125				
	2130				
	2135				
	2140				
Executed works pending certification(*)	2145				
Total INCN	2150	91.086	79.597	127.080	98.701
Internal Market	2160				
Exports: European Union	2170				
OECD Countries	2173				
Other Countries	2175				

VII. AVERAGE NUMBER OF PEOPLE EMPLOYED DURING THE PERIOD

		INDIVIDUAL Present Financial Year	INDIVIDUAL Previous Financial Year	CONSOLIDATED Present Financial Year	CONSOLIDATED Previous Financial Year
TOTAL NUMBER OF EMPLOYEES	3000	751	763	2,156	2,061

VIII. DEVELOPMENT OF THE BUSINESS

(The information to be provided in this section, in addition to following the instructions relating to the completion of this half-yearly information, must provide an express statement regarding the following matters; the evolution of the revenue figures and of the costs relating to the same; the composition and analysis of the main transactions which have given rise to extraordinary revenues; comments on the most relevant investment and disinvestment transactions, with an explanation about their effects on the company's working capital, and especially on its cash situation; a sufficient explanation about the nature and effects of items that have significantly changed the revenue or turnover of the company in the current half-year as compared with the previous half-year).

REFER TO ANNEX II

ANNEX II

DEVELOPMENT OF THE BUSINESS

SUBSCRIBERS

The main operative indicator of the evolution of the consolidated earnings is the number of subscribers to the different offers made available by the Group: the subscribers to both the analogical and digital versions of *Canal* + and the *Canal Satélite Digital* subscribers,

CANAL + reached 1,766,000 subscribers in December 1999, improving the growth trend of previous years: during 1999 more than 170,000 new net subscribers took up Canal +'s offer, compared to less than 130,000 new net subscribers in 1998. In 1999, Canal + exceeded all expectations, and closed the year with more than one million subscribers. 43% of Canal +'s total number of subscribers also subscribe to *Canal Satélite Digital*. Also, the number of subscribers to Canal + Digital has grown by 30,2% as compared with last year.

	Dec, 99	Dec, 98	Dec, 97	12/99 versus 12/98	12/98 versus 12/97
Canal + Análogico	1,005,807	1,009,601	1,208,019	-0,4%	-16,4%
Canal + Digital	760,424	584,013	256,875	30,2%	127,4%
TOTAL CANAL +	**1,766,231**	**1,593,614**	**1,464,894**	**10,8%**	**8,8%**

CANAL SATELITE DIGITAL closed 1999 with more than 813,000 subscribers to its digital offer. This means a growth figure in excess of 35% in the last twelve months,

	Dec, 99	Dec, 98	Dec, 97	12/99 versus 12/98	12/98 versus 12/97
CANAL SATELITE DIGITAL	**813,490**	**599,350**	**260,168**	**35,7%**	**130,4%**

RESULTS

The favourable development of the basic operative variables of the Group is shown by the consolidated Gross Operating Profit: 14,898 million pesetas, 135% higher than the 6,351 million pesetas obtained in last year's financial year.

The consolidated revenues exceeded 132,000 million pesetas, 27,4% greater than the 1998 revenues. As may be seen in the following table, subscriber revenues increased most (almost 33%), not only as a result of the growth in subscribers but also because of the higher average revenue per subscriber, due to the growing importance of the digital subscribers over the Group's subscribers as a whole.

	Millions Ptas, 1999	Millions Ptas, 1998	Millions Euros 1999	Millions Euros 1998	99/98 variation
Total Revenue	**132,286**	**103,856**	**795,1**	**624,2**	**27,4%**
Subscribers	105,262	79,352	632,6	476,9	32,7%
Advertising	5,298	4,075	31,8	24,5	30,0%
Other	21,726	20,429	130,6	122,8	6,3%

The improvement in advertising revenue is also significant, The growth compared with the previous financial year reached 30%. This improvement is not only due to the healthy situation of the advertising market but also to *Canal Satélite Digital's* increase in advertising with advertising sales revenue quadrupling last year's figure.

The increase in operating expenses-more than 20% over the 1998 figures-is basically due to the growth in consumption with an inter-annual growth greater than 40%, whereas personnel expenses and Other Operating Expenses grew more moderately-5% and 3%, respectively.

The growth in consumption is basically due to the growth in subscribers - particularly to the growth of CANAL SATELITE DIGITAL - to the incorporation of CANAL SATELITE DIGITAL's offer of new channels and programme content, to the success of the tele-box office football broadcasts, the continued improvement of the CANAL + product - keeping its 1st Division football game exclusive, to incorporating the ABC Basketball League, plus other sports - and to the development of the remaining thematic channels produced by the Sogeable Group.

The reduction in depreciations is the result of several factors: smaller charges are made in the subsidiaries Sogecine, Sogepaq and Gestsport - in the latter this is due to the transfer of the contract for the exploitation of the Real Madrid image rights. These reductions are partially compensated by the bigger charges recorded in Sogecable for Establishment Expenses and Intangible Fixed Assets. The depreciation charges in Canal Satélite Digital were slightly smaller than what was recorded in the previous year because in 1999 the useful life period of the digital decodifiers (set top boxes) was changed from 5 to 7 years. If this period had not been changed, Canal Satélite Digital would have depreciated 2,544 million pesetas more in 1999.

The favourable evolution of operating revenue and expenses during 1999 is reflected in the net trading loss for 1999 of 3,768 million pesetas which amounts to a reduction of 72,8% as compared with the 13,868 million net operating losses in the previous year.

As a result of the reduction in indebtedness with financial institutions, the financial results have improved compared with last year. Expenses have been reduced by 12%. This improvement would have been bigger had there been no negative effect in exchange rate differences from the US dollar throughout 1999.

The contribution of the companies under the equity method towards the profits basically includes the losses generated by Audiovisual Sport in the amount of 3,400 million pesetas in 1999 as against 3,700 million pesetas in 1998, and losses of 800 million pesetas by Canal + Investments Inc, deriving out of a provision it made to cover Bel Air Entertainment LLC's results. This latter company produces films and both Canal + Investments Inc, and Warner Bros, have a 50% interest therein.

In regard to extraordinary earnings, the 3,567 million pesetas recorded in 1998 basically refer to the sale of the image rights contract entered into with Real Madrid. In 1999, extraordinary earnings amounted to 2,895 million pesetas, divided into (a) 3,545 million pesetas of revenue obtained by Gestsport from a recognition in 1999 of the total earnings said company generated in 1997 from the sale of tele-box office football rights to Canal Satélite Digital. This item was recorded because Canal Satélite Digital made some sales of these rights to related third parties in 1999, (b) 1,750 million pesetas of revenue on a sale of 75% of the company, Canal Club, plus revenues generated by reimbursements made by the Tax Authority and (c) 2,200 million pesetas in provisions to advance the future expense of Company Tax.

The Consolidated Earnings Before Tax shows a loss of almost 8,992 million pesetas, practically half of the 17,798 million pesetas of consolidated losses before tax recorded in 1998.

The Earnings Attributed to the Controlling Company after Company tax and Earnings Attributed to Minority Partners, amount to 2,321 million pesetas of losses, with the losses recorded in the previous year of 3,656 million pesetas being reduced by 36,5%.

DEVELOPMENT OF THE MAIN SUBSIDIARIES

Canal Satélite Digital's very favourable development is the basis for the improvement of the consolidated accounts. In 1999 Canal Satélite Digital recorded a net loss of 6,872 million pesetas but reduced its losses by more than 60% as compared with the previous financial year when net losses amounted to 17,331 million pesetas.

During 1999, the Group continued its commitment to develop thematic channels: CNN+, Cinemanía, Sportmanía, 40TV, Real Madrid TV, ..., 10 thematic channels which provide content not only to Canal Satélite Digital but also, and more and more importantly, to the main cable operators. The majority of these channels are still in the launching stage, therefore, their contribution to the Group's consolidated earnings is still negative.

In 1999, Sogecable and its producer, Sogecine, were once again leaders for the fifth consecutive year in takings from Spanish cinematographical industry cinema theatres. The Group has also held and reinforced its presence in the distribution of films through Sogepaq and Warner Sogefilms and in theatre exhibitions through its joint venture with Warner and Lusomundo.

FINANCIAL LEVERAGE

As a result of the Public Subscription Offer of last July and the positive evolution of the business, the level of financial leverage of the Sogecable Group has been considerably reduced: the net financial indebtedness of the Consolidated Group in December 1999 amounted to 59,800 million pesetas, against the 88,750 million pesetas in December 1998. Simultaneously, shareholders' funds at December 1999 amounted to 60,300 million pesetas against the 36,300 million pesetas of December in the previous year.

INVESTMENTS

During 1999, the Sogecable Group has set aside more than 25,000 million pesetas for investments: 5,750 million pesetas were used for new digital decodifiers (set top boxes) and more than 6,300 million pesetas were invested in the film industry. Sogecable has also invested more than 8,000 million pesetas in audio-visual rights, basically sports rights, for the forthcoming years. In 1999, it began the investment in the Group's new head offices (1,750 million pesetas) and Canal Satélite Digital's broadcasting centre was transferred from Luxembourg to Madrid. Finally, more than 5,200 million pesetas of amortisable expenses were recorded, of which 3,500 million pesetas were generated in an effort to capture subscribers for Canal Satélite Digital, plus 1,750 million pesetas due to Sogecable's flotation on the Stock Exchange.

IX. DIVIDENDS DISTRIBUTED DURING THE PERIOD:

(State the amount of dividends distributed since the start of the financial year).

		% over Nominal Rate	Pesetas per share	Amount (Millions pesetas)
1. Ordinary shares	3100			
2. Preference shares	3110			
3. Non-voting shares	3120			

Additional information relating to the distribution of dividends (on account, complementary, etc.)

In the 1999 financial year, Sogecable did not distribute any dividends.

X. SIGNIFICANT FACTS (*)

			YES	NO
1.	Acquisitions or transfers of interests in the capital of companies listed on the Stock Exchange that give rise to an obligation to notify the CNMV under Art. 53 of the Spanish Stock Exchange Act (5 per cent and multiples).	3200		X
2.	Purchases of one's own shares that give rise to a duty to notify the CNMV under supplementary provision 1 of the Companies Act (1 per cent).	3210		X
3.	Other significant increases and reductions of fixed assets (holdings over 10% in unlisted companies, material relevant investments or disinvestments, etc.).	3220	X	
4.	Increases and reductions in the share capital or of the value of the shares	3230		X
5.	Issues, reimbursements or cancellations of debenture loans	3240		X
6.	Changes on the Board of Directors	3250	X	
7.	Amendments to the by-laws of the Company	3260		X
8.	Corporate conversions, mergers or de-mergers	3270		X
9.	Changes in the institutional regulations of the sector with a significant effect on the economic or financial state of the company or the Group	3280		X
10.	Litigation or contentious proceedings that might significantly alter the asset situation of the company or of the Group	3290		X
11.	Insolvency situations, suspension of payments, etc.	3310		X

12. Special agreements that restrict, assign or waive totally or in part voting and economic rights relating to company shares	3320		X
13. Strategic agreements with domestic or international groups (exchange of share packages, etc.)	3330	X	
14. Other significant facts	3340	X	
(*) Mark the appropriate box with an "X", and if relevant, attach an explanatory annex setting out the date of notification to the Spanish Stock Exchange Commission and the Supervisory Body of the Stock Exchange (SRBV).			

XI, EXPLANATORY ANNEX OF SIGNIFICANT FACTS

REFER TO ANNEX III.

NOTE: if there is insufficient space in the boxes to set out the required information, the company may attach as many additional pages as it deems necessary,

ANNEX III

EXPLANATORY ANNEX OF SIGNIFICANT FACTS

Point 3.-

On 21st July 1999, Gestión de Derechos AudioVisuales y Deportivos, S.A., a subsidiary of Sogecable, S.A., entered into a contract with Real Madrid Club de Fútbol to acquire the pertinent audio-visual and television rights relating to the competitions of the National Football League and His Majesty The King's Cup for the 2003/2004 to the 007/2008 seasons with an option for 2008/2009. Also, on 26th and 27th July 1999, Sogecable, S.A. signed an extension with the said Club to exploit the "Canal Real Madrid" audio-visual and television rights, the Club's "TeleSales" rights, static advertising and a first refusal option to acquire the audio-visual rights relating to certain international football and international and domestic basketball competitions in which the Club participates,

The General Meeting of Shareholders of Canal Satélite Digital, S.L., in a meeting held on 22nd July 1999, resolved to increase the share capital by 6,105,000,000 pesetas, whereby the capital would amount to 32,105,000,000 pesetas.

On 30th July 1999, Sogecable, S.A. acquired a 60% interest in CANAL + INVESTMENTS US INC, with the remaining 40% being held by Le Studio Canal +, S.A. and Telepiú.

On 13th September, SOGECABLE, S.A. sold 75% of the shares in its subsidiary CANAL CLUB DE DISTRIBUCIÓN OCIO Y CULTURA, S.A. to EL CORTE INGLÉS, S.A..

The General Meeting of Shareholders of SOGECABLE FÚTBOL, S.L., held on 4th October 1999, resolved to reduce the share capital by 231,520,000 pesetas to re-establish the balance between the share capital and the assets due to losses in the 1998 financial year. The share capital as a result reduced to 518,490,000 pesetas.

At a General Meeting of Shareholders held on 28th October 1999, the Shareholders of Audiovisual Sport, S.L. unanimously resolved to revoke certain resolutions to reduce and increase the capital taken at a Meeting held on 17th June 1999, the purpose of which was to re-establish the solvency of its corporate value, the effectiveness of which was subject to a condition precedent. On the same 28th October 1999, following a formulation of the annual accounts and the management report by the Board of Directors, the General Meeting of Shareholders of the company, held in plenary session, adopted the following resolutions: to approve the annual accounts and the management report, to reduce the share capital by 13,855,000,000 pesetas to re-establish the balance between the share capital and the assets due to losses and to increase the share capital by way of compensation of liquid and due and payable credits in the amount of 12,425,000,000 pesetas. The share capital as a result increased to 14,770,000,000 pesetas.

On 14th December 1999, the Shareholders in General Meeting of SOGEPAQ, S.A. resolved to increase the capital by 1,500,000,000 pesetas. Within the time limit of the rights issue, the new shares were subscribed by SOGECABLE, S.A. and paid up to the extent of 34%.

Further, on 28th December 1999, SOGECABLE, S.A. acquired 99,999 SOGEPAQ, S.A. shares and became the owner of 99,99% of its share capital.

Point 6.-

The Shareholders in General Meeting of CENTRO DE ASISTENCIA TELEFÓNICA, S.A., GESTIÓN DE DERECHOS AUDIOVISUALES Y DEPORTIVOS, S.A. and SOCIEDAD

GENERAL DE CINE, S.A. resolved to appoint Mr, Laurent Perpere and Mr, Pierre Lescure as directors of the said companies. On the same date, the respective Boards of Directors resolved to appoint Mr. Pierre Lescure as Vice-Chairman of said bodies.

The Shareholders in General Meeting of COMPAÑÍA INDEPENDIENTE DE TELEVISIÓN, S.L. and SOCIEDAD GENERAL DE TELEVISIÓN Y CINE, S.L. resolved to appoint Mr, Laurent Perpere and Mr, Pierre Lescure as directors of said companies. On the same date, the respective Boards of Directors resolved to appoint Mr. Pierre Lescure as Vice-Chairman of said bodies.

Point 13.-

On 5th October 1999, SOGEPAQ, S.A. and the French company, CANAL + IMAGE announced their agreement to create a joint company with an international vocation for the acquisition of feature films, with the support of the capability to acquire CANAL + IMAGE's rights for several European territories.

Point 14.-

On 20th September, Canal Satélite Digital, S.L., a subsidiary of Sogecable, S.A., and Cableuropa, S.A., which operates under the ONO trade name, entered into a contract according to which the latter obtained a non-exclusive authorisation to relay National Football League games under the pay-per-view system through the cable operating companies it represents.

On 15th February 2000, WARNER BROS, INTERNATIONAL TELEVISION DISTRIBUTION, a division of TIME WARNER ENTERTAINMENT COMPANY, LP. (WARNER BROS,), communicated its intention to exercise an option that CANAL SATELITE DIGITAL, S.L. had granted it in July 1997 to subscribe 10% of its share capital. SOGECABLE, S.A. will hold 83% of the share capital following the relevant increase of share capital. The amount payable by WARNER BROS, is 5,490 million pesetas which is equal to 10% of the value of CANAL SATELITE DIGITAL, S.L. as at 1st July 1997, in accordance with the range of values set out in the prospectus of the Public Sale Offer and Subscription of shares of SOGECABLE, S.A.. Also, WARNER BROS, communicated its intention to exercise an option SOGECABLE, S.A. had granted it to acquire 10% of the share capital of CINEMANIA, S.L.. The price of this acquisition was 168 million pesetas, as agreed on 1st July 1997. Following the completion of the sale, SOGECABLE, S.A.'s holding, through its wholly-owned subsidiary COMPAÑÍA INDEPENDIENTE DE TELEVISIÓN, S.L., will be 90% of the share capital of CINEMANÍA, S.L..

Information was published in the ABC newspaper on 12th February 2000, and SOGECABLE, S.A. denied the content thereof in that it was untrue that sale negotiations were underway to sell CANAL SATELITE DIGITAL, S.L. to TELEFÓNICA.

XII SPECIAL AUDITORS' REPORT

(This section must only be completed with information relating to the 1st semester of the financial year following the last audited financial year, and this will be applicable to those issuer companies which, in accordance with the provisions of the thirteenth section of the Ministerial Order of 18th January 1991 are bound to file a Special Report prepared by their accounts auditors when the Audit of the annual accounts relating to the immediately prior financial year refused to give an opinion or contains an adverse opinion or contains reservations, The said Report shall state that it includes an annex with the half-yearly information which contains the said Special Report from the Auditors of the accounts, and a reproduction of the information or statements made or provided by the Company's directors relating to the updated situation regarding the reservations included by the Auditors in their Audit Report of the annual accounts of the previous financial year and which, in accordance with the applicable Technical Auditing Rules, amounted to the basis for the preparation of the said Special Report).

NOTE: if there is insufficient space in the boxes to set out the required information, the company may attach as many additional pages as it deems necessary,

GENERAL

SECURITY REFERENCE:

QUARTERLY BALANCE SHEET RELATING TO:

QUARTER 31-03 YEAR 2000

Corporate name:
SOGECABLE, S.A.

Corporate address:	TAX ID. NO.
GRAN VIA, 32-3ª PLANTA, 28003 MADRID	A79114815

State the names of the persons responsible for this information, the office they hold and the power of authority by which they represent the company:	
MIGUEL SATRUSTEGUI GIL-DELGADO - General Secretary of the Sogecable Group. Powers of representation granted by a public deed dated 8/5/98, with protocol number 1.442 registered in the Mercantile Registry of Madrid. MATILDE CASADO MORENO - Finance Director of the Sogecable Group. Powers of representation granted by a public deed dated 9/6/93, with protocol number 1.775.	Signature:

A) QUARTERLY BALANCE SHEET

Units: Millions pesetas

		INDIVIDUAL		CONSOLIDATED	
		Current fin. year	Previous fin. year	Current fin. year	Previous fin. year
NET TURNOVER FIGURE (1)	0800	25,960	21,381	37,695	29,703
RESULTS BEFORE TAX	1040	1,079	-1,649	-341	-3,685
RESULTS AFTER TAX	1044	701	-1,007	678	-1,339
Results attributable to external members	2050			149	184
FINANCIAL YEAR'S RESULTS ATTRIBUTED TO THE CONTROLLING COMPANY	2060			828	-1,154
SUBSCRIBED CAPITAL	0500	32,267	30,000		
AVERAGE NUMBER OF EMPLOYEES	3000	929	702	2,516	2,119

B) DEVELOPMENT OF THE BUSINESS

(Although in summary form, due to the condensed nature of this quarterly report, the information to be included in this section must allow investors to form an adequate opinion about the activity performed by the company and the results obtained during the period covered by this quarterly report, as well as the financial state and assets and any other essential information relating to the general state of affairs within the company).

REFER TO ANNEX I

B) DEVELOPMENT OF THE BUSINESS (continued)

(Although in summary form, due to the condensed nature of this quarterly report, the information to be included in this section must allow investors to form an adequate opinion about the activity performed by the company and the results obtained during the period covered by this quarterly report, as well as the financial state and assets and any other essential information relating to the general state of affairs within the company).

REFER TO ANNEX 1

ANNEX I

DEVELOPMENT OF THE BUSINESS

SUBSCRIBERS

Canal + exceeded 1,800,000 subscribers as of March 2000, concentrating its growth on digital subscribers. In fact, Canal Satélite Digital provides it with more than 45% of its subscribers.

Subscribers	31/03/00	31/12/99	31/03/99	3/00 -v- 3/99	3/00 -v- 12/99
Canal+Analógico	991,276	1,006.807	1,023,635	-3.2%	-1.4%
Canal+Digital	814,876	760,424	647,766	25.8%	7.2%
TOTAL CANAL+	**1,806,152**	**1,766,231**	**1,671,401**	**8.0%**	**2.3%**

CANAL SATELITE DIGITAL exceeded 875,000 subscribers at March 2000, with a growth rate of 8% in the last three months, and greater than 30% in the last twelve months.

Subscribers	31/03/00	31/12/99	31/03/99	3/00 -v- 3/99	3/00 -v- 12/99
CANAL SATELITE DIGITAL	**878,315**	**813,490**	**670,141**	**31,1%**	**8.0%**

RESULTS

The net turnover figure for the period amounted to 37,898 million pesetas (227.8 million Euros), 27.6% more than the earnings obtained in the first three months of 1999. To the growth in earnings from subscribers and advertising it is necessary to add earnings from non-exclusive tele box office football licences granted as from June 1999.

The consolidated Gross Trading Results (EBITDA) for the first 3 months of the year amounted to 4,172 million pesetas (25.1 million Euros), 33.3% more than the 3,129 million pesetas (18.8 million Euros) obtained in the same period last year.

After amortisations, the Net Trading Results amounted to 361 million pesetas of losses (2.2 million Euros), 71.3% less than the 1,258 million pesetas of losses (7.6 million Euros) recorded during the same period last year.

The companies under the equity method contributed to the first quarter results for 2000 with losses of 1,874 million pesetas (11.3 million Euros), as against 1,864 million pesetas (11.2 million Euros) in 1999. In both cases, these losses are mainly from Audiovisual Sport, S.L..

During the first quarter of 1999, and as a result of the acquisition of interests in Canal Satélite Digital and Cinemanía by Warner Bros, an extraordinary positive result of 2,820 million pesetas (16.9 million Euros) was generated.

The consolidated results before tax reflect losses of 341 million pesetas (2.1 million Euros), 91.2% lower than the 3,885 million pesetas (23.3 million Euros) of the first quarter of 1999.

The Net Consolidated Results attributed to the Controlling Company, after tax and minority interests, reflect a profit of 827 million pesetas (5 million Euros) as compared with the 1,154 million pesetas in 1999 (6.9 million Euros).

III. PRESENTATION BASIS AND VALUATION RULES

(In regard to the preparation of the data and information of a financial and accounting nature included in this periodical public information release, the principles, valuation rules and accounting criteria established in the current legislation in force for the preparation of information of a financial and accounting nature to be included in the annual accounts and intermediate financial statements relating to the sector to which the company belongs must be applied. If, exceptionally, the generally accepted accounting principles and criteria required under the current legislation in force have not been applied to the data and information attached hereto, this fact must be stated and an acceptable explanation provided therefor. It should be stated what effect any such failure to apply said rules might have on the assets, financial situation and the profits of the company or its consolidated group. Additionally, and to the same extent as aforementioned, and relating to the last audited annual accounts, mention must be made and comments given relating to any changes, if any, that have arisen regarding the accounting practice followed in the preparation of the Information attached hereto. If the same accounting principles, practice and policies as for the last audited annual accounts have been applied, and if the same are in accordance with the accounting rules in force that are applicable to the company, this must be expressly stated).

In the preparation of the data and information of a financial and accounting nature included in this periodical public information release, the valuation rules and accounting practices established in the current legislation for the preparation of information of a financial and accounting nature to be included in the annual accounts and intermediate financial statements have been applied.

NOTE: if there is insufficient space in the boxes to set out the required information, the company may attach as many additional pages as it deems necessary.

D). DIVIDENDS DISTRIBUTED DURING THE PERIOD:

(State the amount of dividends distributed since the start of the financial year).

		% over Nominal Rate	Pesetas per share	*Amount* (Million pesetas)
1. Ordinary shares	3100			
2. Preference shares	3110			
3. Non-voting shares	3120			

Additional information relating to the distribution of dividends (on account, complementary, etc.)

In the 1999 financial year, Sogecable did not distribute any dividends.

E). SIGNIFICANT FACTS (*)

			YES	NO
1.	Acquisitions or transfers of interests in the capital of companies listed on the stock exchange that give rise to an obligation to notify the CNMV under Art. 53 of the Spanish Stock Exchange Act (5 per cent and multiples).	3200		X
2.	Purchases of one's own shares that give rise to a duty to notify the CNMV under supplementary provision 1 of the Companies Act (1 per cent).	3210		X
3.	Other significant increases and reductions of fixed assets (holdings over 10% in unlisted companies, material relevant investments or disinvestments, etc.).	3220	X	
4.	Increases and reductions of the share capital or of the value of the shares	3230		X
5.	Issues, reimbursements or cancellations of debenture loans	3240		X
6.	Changes on the Board of Directors	3250	X	
7.	Amendments to the by-laws of the Company	3260		X
8.	Corporate conversions, mergers or de-mergers	3270		X
9.	Changes in the institutional regulations of the sector with a significant effect on the economic or financial state of the company or the Group	3280		X
10.	Litigation or contentious proceedings that might significantly alter the asset situation of the company or of the Group	3290		X
11.	Insolvency situations, suspension of payments, etc.	3310		X

12. Special agreements that restrict, assign or waive totally or in part voting and economic rights relating to company shares	3320		X
13. Strategic agreements with domestic or international groups (exchange of share packages, etc.)	3330		X
14. Other significant facts	3340	X	
(*) Mark the appropriate box with an "X", and if relevant, attach an explanatory annex setting out the date of notification to the Spanish Stock Exchange Commission and the Supervisory Body of the Spanish Stock Exchange (SRBV).			

F). EXPLANATORY ANNEX OF SIGNIFICANT FACTS

REFER TO ANNEX II

NOTE: if there is insufficient space in the boxes to set out the required information, the company may attach as many additional pages as it deems necessary.

ANNEX II

EXPLANATORY ANNEX OF SIGNIFICANT FACTS

Point 3.- (Fact Notified on 15th February 2000)

In March 2000, TW SPANISH TV INVESTMENTS, LLP, a subsidiary of TIME WARNER ENTERTAINMENT COMPANY, LP (WARNER BROS.) subscribed for 10% of the share capital of CANAL SATELITE DIGITAL, S.L. Also, on 22nd February 2000, WARNER BROS. acquired 10% of the share capital of CINEMANIA, SL..

Point 6.- (Fact Notified on 14th March 2000)

As a result of the resignation filed by the director, EDICIONES MONTEANETO, S.A., the Board of Directors, using the authority provided in Article 138 of the Limited Companies Act, appointed Mr. Gregorio Marañon y Bertrán de Lis.

Point 14.- (Facts Notified on 14th March 2000)

The Spanish Cabinet, at its meeting held on 10th March 2000, adopted a resolution to renew a concession granted to the three private television companies to provide indirect management services for the public television service. The renewal of the concession was resolved for a new term of ten years and on the same terms and conditions as those which applied previously, plus the conditions set out in the *Plan Técnico de Televisión Digital Terrenal* and in the *Reglamento de Prestación de Servicio* of October 1998.

The meeting of the Board of Directors held on 14th March 2000 approved its Internal regulations in the terms of the wording duly submitted to the Spanish Stock Exchange Commission on the same date. Further, the Board of Directors resolved to fix the number of members of the Appointments and Remuneration Committee as three (3), and the directors appointed Mr. Juan Luis Cebrián Echarri, Mr. Laurent Herpere and Mr. Leopoldo Rodés Castañé.

Point 14.- (Fact Notified on 3rd May 2000)

On 3rd May 2000, Sogecable, S.A. exercised an option which DTS DISTRIBUDORA DE TELEVISION DIGITAL, S.A. (VIA DIGITAL) granted to it to acquire a non-exclusive licence to exploit the rights to the Champions League during the 2000-2001 season.

Sogecable S.A. exercised this option to exploit the rights by means of the pay TV system using the analogical and digital services of Canal Plus.

As mentioned in the prospectus of June 1999 for the Public Offer of Sale and Subscription of Shares relating to the Company, the cost of these rights amounted to approximately 4,500 million pesetas.

OFFERING MEMORANDUM *STRICTLY CONFIDENTIAL*

Sogecable

21,092,120 SHARES

SOGECABLE, S.A.

Sogecable, S.A., a sociedad anónima organized under the laws of the Kingdom of Spain, is offering 6,723,753 Shares and the Selling Shareholders are offering 14,368,367 Shares. 12,655,272 Shares are initially being offered by the international managers in the United States to qualified institutional buyers as defined herein in reliance on Rule 144A under the U.S. Securities Act of 1933, as amended (the "Securities Act") and outside the United States and Spain in offshore transactions in reliance on Regulation S under the Securities Act. Additionally, 8,436,848 Shares are being offered to retail and institutional investors in Spain by the Spanish retail managers and the Spanish institutional managers by way of a public offering pursuant to a separate prospectus in the Spanish language. As part of the public offering in Spain, 300,000 Shares are being offered by the Company to employees of the Group.

Prior to this offering, there has been no public market for the Shares in the United States, Spain or elsewhere. Sogecable, S.A. has applied for listing of the Shares on each of the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, and application will be made for the Shares to be quoted on the Automated Quotation System of the Spanish Stock Exchanges.

Investing in the Shares involves risks. See "Risk Factors" beginning on page 11.

PRICE €23.50 (PTAS 3,910.071) A SHARE

The Shares have not been registered under the Securities Act and are being offered only (1) in the United States to qualified institutional buyers under Rule 144A and (2) outside the United States and Spain in compliance with Regulation S under the Securities Act. For a description of certain restrictions on resale or transfer, see "Transfer Restrictions" beginning on page 115.

The Selling Shareholders have granted the Global Coordinator, on behalf of the international managers and the Spanish institutional managers, the right to purchase up to an additional 3,163,820 Shares to cover over-allotments. The international managers expect to deliver the Shares to purchasers on or about July 23, 1999.

Global Coordinator and Bookrunner

MORGAN STANLEY DEAN WITTER

GOLDMAN SACHS INTERNATIONAL

MERRILL LYNCH INTERNATIONAL

CREDIT AGRICOLE INDOSUEZ

PARIBAS

SG INVESTMENT BANKING

ABN AMRO ROTHSCHILD

BBV INTERACTIVOS S.V.B.

DRESDNER KLEINWORT BENSON

SANTANDER INVESTMENT

July 19, 1999


Sogecabl
CANAL SATÉLITE DIGITAL
CANAL+

TABLE OF CONTENTS

THIS CONFIDENTIAL OFFERING MEMORANDUM (THE "MEMORANDUM") DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SHARES OFFERED HEREBY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS MEMORANDUM NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY *CIRCUMSTANCES IMPLY THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE* COMPANY OR ITS SUBSIDIARIES OR THAT THE INFORMATION SET FORTH HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

This Memorandum is highly confidential and has been prepared by Sogecable, S.A. (the "Company" or "Sogecable") solely for use in the proposed placement the Global Offering of its Shares (as defined herein). The Company, the Selling Shareholders and the international managers named herein (the "international managers") reserve the right to reject any offer to purchase, in whole or in part, for any reason, or to sell less than all of the Shares offered hereby. This Memorandum is personal to the offeree to whom it has been delivered by the international managers and does not constitute an offer to any other person or to the public in general to subscribe for or otherwise acquire the Shares. Distribution of this Memorandum to any person other than the offeree and those persons, if any, retained to advise such offeree with respect thereto is unauthorized, and any disclosure of any of its contents, without the prior written consent of the Company, is prohibited. Each offeree, by accepting delivery of this Memorandum, agrees to the foregoing and to make no photocopies of this Memorandum, and, if the offeree does not purchase the Shares or the placement is terminated for any reason, to return this Memorandum to: Morgan Stanley & Co. International Limited, 25 Cabot Square, Canary Wharf, London E14 4QA, England, Attention: Equity Capital Markets.

Each person receiving this Memorandum acknowledges that (i) such person has been afforded an opportunity to request from the Company and to review, and has received, all additional information considered by it to be necessary to verify the accuracy of, or to supplement, the information contained herein, (ii) such person has not relied on the international managers or any person affiliated with the international managers in connection with any investigation of the accuracy of such information or its investment decision, and (iii) no person has been authorized to give any information or to make any representation concerning the Company, the Shares (other than as contained herein and information given by duly authorized officers and employees of the Company in connection with investors' examination of the Company and the terms of the Offering) and, if given or made, any such other information or representation should not be relied upon as having been authorized by the Company, the Selling Shareholders or the international managers.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THE SHARES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. SEE "TRANSFER RESTRICTIONS".

NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, IS MADE BY THE INTERNATIONAL MANAGERS AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION SET FORTH HEREIN, AND NOTHING CONTAINED IN THIS MEMORANDUM IS, OR SHALL BE RELIED UPON AS, A PROMISE OR REPRESENTATION, WHETHER AS TO THE PAST OR THE FUTURE. THE INTERNATIONAL MANAGERS HAVE NOT INDEPENDENTLY VERIFIED ANY OF SUCH INFORMATION AND ASSUME NO RESPONSIBILITY FOR ITS ACCURACY OR COMPLETENESS.

INVESTORS SHOULD NOTE THAT CERTAIN SPECIFIC PROVISIONS OF SPANISH LAW APPLY TO THE ACQUISITION AND DISPOSAL OF SHARES IN COMPANIES IN THE TELEVISION SECTOR. SEE "REQUIREMENTS AND RESTRICTIONS APPLICABLE UNDER SPANISH LAW TO OWNERSHIP AND TRANSFER OF SHARES"

See "Risk Factors" immediately following the summary herein for a description of certain factors relating to an investment in the Shares offered hereby.

None of the Company, the Selling Shareholders, the international managers or any of their respective representatives is making any representation to any offeree or purchaser of the Shares offered hereby regarding the legality of an investment by such offeree or purchaser under appropriate legal investment or similar laws. Each investor should consult with his own advisors as to legal, tax, business, and related aspects of a purchase of the Shares.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

INFORMATION FOR PROSPECTIVE INVESTORS IN THE NETHERLANDS

In the Netherlands, the Shares may be offered, transferred, delivered or sold to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which include banks, brokers, dealers, insurance companies, pension funds and other institutional investors, and commercial enterprises which include banks, brokers, dealers, insurance companies, pension funds and other institutional investors, and commercial enterprises which regularly, as an ancillary activity, invest in securities.

JAPAN

No public offer of Shares has been or will be made in Japan. Accordingly, no solicitations shall be made to Japanese investors, except to any or all of up to 49 Japanese investors designated by the Global Coordinator, who may be offered the Shares.

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED KINGDOM

Neither this Memorandum nor any document issued in connection with the Global Offering may be issued or passed on in the United Kingdom except to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisement) (Exemptions) Order 1996 (as amended) or is a person to whom such document may otherwise lawfully be issued or passed on.

SALES OF SHARES IN CANADA

A prospectus has not and will not be filed to qualify the sale of Shares in Canada or any Province or Territory thereof. Shares are not and may not be offered or sold, directly or indirectly, in any Province or Territory of Canada or to or for the account of any resident of Canada except pursuant to an exemption from the applicable registration and prospectus filing requirements, and otherwise in compliance with the applicable securities laws and regulations of such Province or Territory.

This Memorandum has not been registered with the *Comisión Nacional del Mercado de Valores* ("CNMV") and may not be distributed in Spain in connection with the offer and sale of Shares. A *Folleto Informativo* relating to the Spanish offering was registered with the CNMV on June 30, 1999. Copies of the *Folleto Informativo* are available for inspection at the offices of the CNMV, at the offices of the Spanish Stock Exchanges (as defined herein), at the offices of the persons named as Spanish retail managers and Spanish institutional managers in the Placement Agreement (as defined herein) section and at the offices of Sogecable as specified above.

Market data and certain industry forecasts used throughout this Memorandum were obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal surveys and market research, while believed to be reliable, have not been independently verified, and neither the Company, the Selling Shareholders nor the international managers make any representation as to the accuracy of such information. Information contained in the "Business" section of this Memorandum is derived from the following sources, among others: Background information relating to the Spanish television industry is derived from Kagan World Media Ltd.: The Future of Media in Spain 1998 and the 1998 European Cable/pay-TV Data Book. Information relating to audience figures in the Spanish television market is derived from Sofres, Informe Annual de la Comunicación. Information on the Spanish film industry is drawn from the Ministry of Culture. In addition, the Company has relied on its own internal reports, surveys and studies where appropriate.

IN ORDER TO FACILITATE THE OFFERING OF THE SHARES, THE INTERNATIONAL MANAGERS THROUGH MORGAN STANLEY & CO. INTERNATIONAL LIMITED AS STABILIZATION MANAGER MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SHARES. SPECIFICALLY, THE INTERNATIONAL MANAGERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, CREATING A SHORT POSITION IN THE SHARES FOR THEIR OWN ACCOUNTS. IN ADDITION, TO COVER OVER-ALLOTMENTS OR STABILIZE THE PRICE OF THE SHARES, THE INTERNATIONAL MANAGERS MAY BID FOR, AND PURCHASE, THE SHARES IN THE OPEN MARKET. FINALLY, THE INTERNATIONAL MANAGERS MAY RECLAIM SELLING CONCESSIONS ALLOWED TO DEALERS FOR DISTRIBUTING THE SHARES IN THE OFFERING, IF THE INTERNATIONAL MANAGERS REPURCHASE PREVIOUSLY DISTRIBUTED SHARES IN TRANSACTIONS TO COVER SHORT POSITIONS ESTABLISHED BY SAID INTERNATIONAL MANAGER, IN STABILIZATION TRANSACTIONS OR OTHERWISE. ANY OF THESE ACTIVITIES MAY STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SHARES ABOVE INDEPENDENT MARKET LEVELS. THE INTERNATIONAL MANAGERS ARE NOT REQUIRED TO ENGAGE IN THESE ACTIVITIES, AND MAY END ANY OF THESE ACTIVITIES AT ANY TIME.

AVAILABLE INFORMATION

Sogecable has filed an application, pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), for an exemption from the registration requirements of Section 12(g) of the Exchange Act. If the application is approved, Sogecable will furnish to the U.S. Securities and Exchange Commission (the "SEC") certain information in accordance with Rule 12g3-2(b) thereunder. If at any time Sogecable is neither subject to Section 13 or 15(d) of the Exchange Act nor exempt from reporting pursuant to Rule 12g3-2(b), Sogecable will furnish, upon written request, to holders of Shares, any owner of any beneficial interest in any Share or any prospective purchaser designated by such a holder or such an owner, the information required to be delivered pursuant to Rule 144A(d)(4)under the Securities Act. As long as Sogecable is entitled to the exemption under Rule 12g3-2(b) under the Exchange Act it will not be required to deliver information that would otherwise be required to be delivered under Rule 144A(d)(4).

ENFORCEMENT OF JUDGMENTS

The Company is a limited liability company (*sociedad anónima*) duly organized and existing under the laws of the Kingdom of Spain and substantially all of its assets are located in Spain. In addition, the majority of the Company's directors and executive officers and certain other parties named herein reside in Spain and substantially all of the assets of such persons are located in Spain. As a result, it may not be possible (or may be difficult) for investors located outside of Spain to effect service of process upon the Company or such persons in the home country of such investors or to enforce against them judgments obtained in non-Spanish courts, including those predicated upon the civil liability provisions of the federal securities laws of the United States.

Freshfields, legal advisers to Sogecable, have advised that (a) any judgment obtained against Sogecable outside of Spain would be recognized and enforced by the courts of Spain in accordance with the law of Civil Procedure (*Ley de Enjuiciamiento Civil*) if the substantive provisions are satisfied which provide, inter alia, that the appropriate order (*exequatur*) would be obtainable (i) according to the provisions of any applicable treaty (there is none currently in existence with the United States), or (ii) in the absence of any such applicable treaty, if it could be proven that the jurisdictions where the foreign judgment was rendered recognize Spanish judgments on a reciprocal basis. If the case law in such jurisdiction were not to show that reciprocity existed, the requisite order (*exequatur*) would not be granted and, accordingly, there is doubt as to the enforceability in Spain, in original actions or in actions for enforcement of judgments of non-Spanish courts of liabilities predicated solely upon such laws; (b) service of process will be effective to confirm jurisdiction over Sogecable if it is carried out in accordance with the law of Civil Procedure or any applicable treaty; and (c) in accordance with Article 118 of the Spanish Corporations Law (*Ley de Sociedades Anónimas*), shareholders may bring actions challenging resolutions adopted by general meetings of shareholders or by the Board of Directors of Sogecable only in Madrid, Spain. The courts of Madrid have exclusive jurisdiction for challenging corporate resolutions.

CERTAIN TERMS AND CONVENTIONS

As used herein, the terms "Sogecable" and the "Company" mean Sogecable, S.A. only; and the terms "Group" and the "Sogecable Group" refer to Sogecable, S.A. and its subsidiaries as a whole.

The presentation of all Share data included herein assumes no exercise of the Over-Allotment Option (as defined herein), unless otherwise indicated. See "Plan of Distribution". All Share information included herein reflects the issued share capital of the Company as of the date of this Memorandum, unless otherwise indicated. For a discussion of the recent amendments to Sogecable's capital stock, see "Capitalization".

The term "Annual Financial Statements" means the audited consolidated financial statements of the Group at and for the years ended December 31, 1996, 1997 and 1998, including the notes thereto, all of which have been audited by Arthur Andersen y Cía., S. Com. ("Arthur Andersen"). The term "Interim Financial Statements" means (i) the unaudited consolidated interim financial statements of the Group as at and for the three months ended March 31, 1999 which have been the subject of a limited review by Arthur Andersen and (ii) the unaudited consolidated interim financial statements of the Group as at and for the three months ended March 31, 1998. The Annual Financial Statements and the Interim Financial Statements are together referred to as the "Consolidated Financial Statements". The Consolidated Financial Statements are included as part of this Memorandum. See "Index to Consolidated Financial Statements".

References in this Memorandum to numbers of subscribers as at any given date are to the number of subscription contracts in force as at that date.

Certain numerical information presented in this Memorandum may not sum due to rounding.

PRESENTATION OF FINANCIAL INFORMATION

The Consolidated Financial Statements and certain other financial and statistical information relating to the Group included herein have been derived from the financial statements and records of the Group maintained in accordance with Spanish generally accepted accounting principles ("Spanish GAAP") and applicable Spanish laws. The Group has not prepared a reconciliation of its financial statements to U.S. generally accepted accounting principles ("U.S. GAAP") or those of other countries, and any such reconciliation could produce material differences. Spanish GAAP differ in certain respects from U.S. GAAP. For a summary of certain differences between Spanish GAAP and U.S. GAAP, see "Annex A – Summary of Certain Differences between Spanish GAAP and U.S. GAAP".

The Consolidated Financial Statements, and unless otherwise stated, other financial information relating to the Group are presented in Spanish pesetas ("pesetas" or "Ptas"). References herein to "€", "euro" and "euros" are to the single currency of the participating member states in the Third Stage of the Economic and Monetary Union ("EMU"). References herein to "U.S. dollars", "U.S.$", "dollars" or "$" are to United States dollars. A "billion" means a thousand million (1,000,000,000) and a trillion means a thousand billion (1,000,000,000,000). Solely for the convenience of the reader, this Memorandum contains translations of certain peseta amounts into euros at the official irrevocable conversion rate of Ptas 166.386 to €1.00 published in EC Council Regulation No. 2866/98 of December 31, 1998. Solely for the convenience of the reader, this Memorandum contains translations of certain peseta amounts into dollars. Unless otherwise stated, such translations have been made at Ptas 153.947 to U.S.$ 1.00, based on the Noon Buying Rate for the euro on March 31, 1999 and the irrevocable conversion rate described above. The "Noon Buying Rate" means the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York. Since January 1, 1999 the Federal Reserve Bank of New York ceased publishing the Noon Buying Rate for pesetas and other constituent currencies of the euro. See "Exchange Rates". No representation is made that pesetas or U.S. dollar amounts referred to herein have been, could have been or could be converted into U.S. dollars or pesetas, as the case may be, at this rate, at any particular rate or at all.

The Company has previously maintained its accounts in pesetas. However, for the financial year ended December 31, 1999 and thereafter, the Company will maintain and publish its accounts both in pesetas and euros until such time as the only legal currency of Spain is the euro (currently anticipated to be no later than June 30, 2002), from which time the Company will maintain its accounts solely in euros.

FORWARD-LOOKING STATEMENTS

Certain statements in this document may be considered to be forward-looking statements as that term is defined in the U.S. Private Securities Litigation Reform Act of 1995, such as statements that include the words "anticipate", "believe", "estimate", "expect", "project". "should", "intend", "probability", "risk", "target", "goal", "objective" and similar expressions or variations on such expressions. Such statements are subject to certain risks and uncertainties. By their nature, certain of the disclosures are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains and losses could be materially different from those that have been estimated. Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to, general economic conditions in Spain and the European Union; inflation; deflation; unanticipated turbulence in interest rates; foreign currency exchange rates; equity prices; changes in Spanish and foreign laws, regulations and taxes; changes in competition and pricing environments; natural disasters; armed conflict; political or social instability; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; the anticipated costs and effects of Year 2000; the transition to a single European currency; competition for programming rights; the loss or non-renewal of programming contracts or administrative concessions or authorizations under which the Group operates; and the success of the Company in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this Memorandum, and the Company does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. See "Risk Factors".

The principal executive offices of Sogecable, and its telephone and facsimile numbers are:

Sogecable, S.A.
Gran Vía, 32
3ª Planta
28013 Madrid
Spain

Telephone: +34 91 396 5500
Facsimile: +34 91 396 5888

SUMMARY

The following Summary is qualified in its entirety by the more detailed information regarding the Sogecable Group and the Shares being sold pursuant to this Memorandum and our financial statements and notes thereto appearing elsewhere in this Memorandum. See "Risk Factors" for a discussion of certain factors that should be considered in connection with an investment in the Shares.

Introduction

The Sogecable Group is the leading provider of pay-TV services in Spain, engaged mainly in broadcasting and the supply of programming. At May 31, 1999, the Group had a total of 1,705,733 subscribers. The Group's pay-TV services are broadcast in analogue terrestrial and satellite digital direct to home ("DTH") format. Canal+ is the Group's premium, first-window pay-TV channel, broadcasting to 98.4% of the Group's subscribers as at May 31, 1999, in analogue and digital format. Through CanalSatélite Digital, S.L. ("CSD"), the Group operates the leading multi-channel digital DTH platform in Spain, with 697,631 subscribers as at May 31, 1999. In the year ended December 31, 1998, the Group had total operating revenues of Ptas 103,856 million.

The Group also produces or co-produces ten theme channels (the "Group's Channels") which are broadcast in Spain by CSD together with various externally-produced channels ("Third Party Channels"). In addition, the Group's Channels and the majority of the Third Party Channels are distributed, through the Group's arrangements with numerous cable operators, via cable TV. In consequence, the Sogecable Group has become one of the leading suppliers of pay-TV programming in Spain. The Group also has a leading position in the production and distribution of films and the exhibition of films in cinemas in Spain.

An important factor contributing to the Sogecable Group's leading position in the Spanish pay-TV sector has been its acquisition of premium movie and sports rights. The Group has acquired (i) long term programming rights for pay-TV and pay-per-view ("PPV") services from the major U.S. film producers including Buena Vista International, Inc. ("Disney"), Warner Bros International Television Distribution, Inc. ("Time Warner"), Universal Studios International, B.V. ("Universal"), Columbia Tristar Films GbmH ("Columbia"), Paramount Pictures International ("Paramount") and Twentieth Century Fox, Inc. ("Fox") (together the "Majors"), generally on an exclusive basis for pay-TV and (ii) pay-TV and PPV rights to the Spanish football league, on an exclusive basis for pay-TV, and exclusive pay-TV rights to other major sporting events. These broadcasting rights have strengthened the competitive position of the Group and, together with programming acquired from other suppliers, provide the programming content for Canal+ and the Group's Channels.

The Group commenced broadcasting of Canal+ in September 1990 in the analogue terrestrial format following the grant of a ten-year renewable concession to operate the first pay-TV channel in Spain. In 1993, the Group started to broadcast a multichannel satellite analogue service. This service was discontinued in 1997, once the Group launched CSD, its satellite digital service. CSD was granted two five-year renewable authorizations for the operation of a satellite television service effective from March 12, 1998 and for the provision of a television service by means of a conditional access system effective from February 19, 1998.

Group Structure

The following chart shows the current organizational structure of the Group:



Sogecable
Pay-TV Broadcasting
Canal+[1]
92.5%
CanalSatélite Digital, SL (Digital)[2]
100%
CableAntena, S.A. (Sale to cable operators)
Pay-TV Programing Content
Film Rights[1]
100%
Gestsport (Sports Rights)
40%
Audiovisual Sport, S.L.
100%
CIT, S.L. (Compañía Independiente de Televisión, S.L.) (Thematic Channels)
100%
Cinemanía, SL
100%
Sogecable Fútbol, SL
50%
Sogecable Música, SL
50%
Fox Kids España, SL
100%
Canal Estilo, S.L.
50%
CINTV, SL (Compañía Independiente de Noticias de Televisión, S.L.)
Film Production and Distribution
100%
Sogecine, S.A. (Production)
66%
33%
Sogepaq S.A. (Distribution)
50%
Warner Sogefilms (AIE) (Distribution)
33%
Warner Lusomundo, S.A. (Exhibition)
Direct Marketing & Data Base Management
100%
CAT, S.A. (Subscriber Management)
100%
Canal Club, S.A. (Catalogue Sales)
Other
100%
Soc. Gen. Television y Cine, S.L. (Broadcasting and Production Services)

(1) The references to Canal+ and Film Rights above are to activities carried on by Sogecable, S.A. and do not represent separate legal entities.

(2) Third parties have options to acquire a total of 15% of CSD's share capital. See "Business – CanalSatélite Digital – Options over CSD shares".

Principal activities

The Group's principal business activity is the operation of pay-TV broadcasting services, principally Canal+ and CSD. The Sogecable Group also carries on the production of the Group's Channels and the distribution of these channels, together with the Third Party Channels, through CSD and to cable operators. The Group is also involved in the production, distribution and exhibition of movies. In addition, the Group carries on certain ancillary operations necessary for the successful development of its pay-TV operations such as the acquisition and management of film and sports rights and customer management services.

Canal+

Canal+ is the Group's premium, first window pay-TV channel. Broadcast in analogue terrestrial format since 1990, from 1997 it has also been broadcast in digital format through CSD. Canal+ has achieved significant growth in subscriber numbers, and as at May 31, 1999 had 1,678,477 subscribers, of which 1,008,102 were subscribers to its analogue terrestrial service and 670,375 were subscribers to its digital satellite service through CSD. Canal+'s total subscriber number represents a penetration of approximately 15% of the total number of Spanish households with television sets. The programming offered by Canal+ consists of first screenings for television of recently released movies (known as "first window" showings) and exclusive coverage of major sports events, with particular emphasis on the Spanish football league. The majority of Canal+ programming is encrypted. Subscribers have a set-top decoder provided by the Company which enables them to receive the encrypted programming. In addition, the channel broadcasts approximately 42 hours of decoded programming per week.

CSD

The introduction of digital technology has led to the development of multichannel broadcasting in Spain. CSD is the leading multichannel satellite digital DTH platform in Spain. CSD commenced its broadcasting services in January 1997 and as at May 31, 1999 had a total of 697,631 subscribers. A major element of the programming offered through CSD is Canal+, which is broadcast in a multiplex version ("Canal+ Digital") and complemented by basic and premium programming packages which include the Group's Channels and Third Party Channels. Subscribers also have access to those free-to-air-channels which are available through the Astra satellite system. The Sogecable Group also offers PPV services covering both football and films, and has started to provide interactive services to its subscribers, such as internet access, which will be complemented, in the next few months, by catalogue home shopping and home banking. Sogecable owns 92.5% of the share capital of CSD. Two of the Majors have options to acquire a total of 15% of CSD's share capital. See "Business — CanalSatélite Digital — Options over CSD shares".

Production and sale of the Group's Channels

Based on its range of exclusive programming, the Group produces or co-produces ten pay-TV theme channels (the "Group's Channels") which cover key programming areas such as: films (Cinemanía), sport (Sportmanía and the Real Madrid TV Channel), news (CNN+), music (40TV), documentaries (Documanía), children's programs (Fox Kids), leisure (Estilo), travel (Viajar) and cyberspace (C:). The Group's Channels, together with the externally produced Third Party Channels, are broadcast by satellite digital DTH service through CSD and are also distributed by cable as a result of the agreements which the Group has entered into with the majority of the cable operators in Spain. As a result of the activities described above, the Sogecable Group is a leading supplier of pay-TV programming in Spain.

Cinema

In addition to its pay-TV activities, the Group has a leading position in the Spanish film industry. The Group's vertically integrated structure in this sector includes the production, distribution and the exhibition of films. Through Sociedad General de Cine, S.A. ("Sogecine") it has established itself as a leading producer of Spanish cinema. In 1998 six out of ten of the films with the highest box-office returns in Spain were produced by Sogecine. Distribution is carried out through Sogepaq, S.A. ("Sogepaq"), which manages film rights for all forms of distribution, and Warner Sogefilms, A.I.E. ("Warner Sogefilms"), which distributes to cinemas. Investment in cinema complexes is carried out through Warner Lusomundo Cines de España, S.A. ("Warner Lusomundo") in which the Group has a 33% interest. As at March 31, 1999 Warner Lusomundo owned 5 multiplex cinemas with 42 screens and is currently undertaking a significant expansion plan.

Acquisition and management of film rights

The Sogecable Group's access to high-quality film programming is a major factor underpinning its leading position in the Spanish pay-TV market. The Group acquires film rights from the Majors, from independent U.S. producers such as Dreamworks LL.C ("Dreamworks"), New Regency Productions, Inc. ("New Regency") and New Line International Releasing, Inc. ("New Line") (the "Mini-Majors") and from a range of Spanish and other European producers. The Group's long term agreements with the Majors grant the Group pay-TV rights to broadcast the productions of each Major over a specified period of time generally between five and ten years in Spain and Andorra. These agreements give the Group first and second-window pay-TV broadcasting rights, on an exclusive basis (except for one second-window contract), as well as PPV rights. The Group's agreements with the Mini-Majors and a number of major Spanish and European film producers provide access to further quality film programming content. In addition, the Group has access to various film catalogues including that of Canal+ Société Anonyme Images, S.A., an affiliate of Canal+ Société Anonyme ("Canal+ Société Anonyme"), which is the leading holder of European film library rights and of the Polygram Iberia, S.A. ("Polygram") library (part of the Universal group). Finally, as described above, the Group is also a leading producer of Spanish films in its own right.

Acquisition and management of rights to sport events

Football continues to be unquestionably the most popular sport in Spain. The Group has the pay-TV rights to exclusive coverage on Canal+ of one Spanish First Division and one Second Division football match per week until the end of the 2002/2003 season. The Group also holds until the end of the 2002/2003 season non-exclusive PPV rights to all other Spanish First and Second Division matches (except those broadcast on regional channels). In an agreement with Telefónica Media, SA (a member of the Telefónica group) entered into in June 1999, both parties have confirmed their intention to continue with this contractual framework until the end of the 2008/2009 season. Accordingly management is confident that the Group will be able to extend these arrangements for pay-

TV and PPV until the end of the 2008/2009 season. See "Business — Acquisition and management of rights to sports events". In addition to football, the Group holds exclusive rights to broadcast in Spain other major sports such as basketball (where the Group has rights both to the Spanish League and the NBA), American football, and several world-class sporting events, including Grand Slam golf and tennis tournaments, athletics meetings, and the Rugby Five Nations.

Competitive Strengths

Management believes that the Group has the following competitive strengths:

- *Canal+ is the leading premium pay-TV channel in Spain.* Management believes that the historical success of Canal+ in developing its subscriber base, both in analogue and digital format, demonstrates the attractiveness of Canal+ as a premium channel with its distinctive programming package based on first window pay-TV films and exclusive broadcasting of football and other major sporting events..

- *The Sogecable Group is Spain's leading pay-TV broadcaster.* Building on the achievements of its Canal+ analogue service, the Group has successfully developed its CSD service to reinforce the Group's position as the leading pay-TV broadcaster in Spain, with a total of 1,705.733 subscribers as at May 31, 1999, in both analogue terrestrial and satellite digital formats.

- *Exclusive access to high-quality premium content.* Access to premium films and sports programming rights is the fundamental element in pay-TV subscriber growth in Spain. The Group has exclusive access to a wide range of high quality content through its agreements with the Majors and the Mini-Majors, and through its programming agreements for Spanish football and other major sports.

- *Leading supplier of pay-TV programming.* The Sogecable Group is a leading supplier of pay-TV programming in Spain, offering to the majority of Spain's cable operators (i) the Group's Channels, covering films, sport, news, fashion, music, documentaries, children's entertainment and travel and (ii) the majority of the Third Party Channels.

- *Experience and know-how in subscriber management.* Effective subscriber management systems are an essential element of a successful pay-TV business. The Group has nearly 10 years of experience in developing such systems, far more than its competitors in Spain.

- *Vertically integrated presence in the Spanish film industry.* The Group is active in the production, distribution and also in the exhibition of films. Through its leading position in this market the Group also ensures access to top quality Spanish films for its pay-TV business.

- *Strong sponsorship from its principal shareholders.* The Sogecable Group benefits from management and technological expertise provided by its two key shareholders, Promotora de Informaciones, S.A. ("Prisa") and Canal+ Société Anonyme. The Prisa Group (as defined herein) is the leading multimedia group in Spain, publisher of one of the country's leading newspapers, El País, and the leading radio station Cadena SER. Canal+ Société Anonyme is Europe's leading pay-TV group. Both have contributed significantly to the development of the Group, and both have confirmed their intention to continue as significant shareholders upon completion of the Global Offering as illustrated in the shareholders' agreement referred to in "Principal and Selling Shareholders — Agreement among Principal Shareholders" below.

- *Track record of growth.* The management team has achieved a track record of successful growth in the Group's business and its subscriber base since the launch of operations in 1990. In particular, the Group has achieved 44% compound annual growth in subscribers and 41% compound annual growth in revenues during the last 10 years.

Strategy

Building on the competitive strengths described above, the Company's overall strategy for the future is to reinforce the Group's current position as Spain's leading pay-TV broadcaster as a means to ensure long-term access to exclusive programming content, which in turn will contribute to consolidate the Group's position as the leading supplier of pay-TV programming in Spain.

The key elements of the Group's strategy include the following:

- *Reinforce the Group's position as Spain's leading pay-TV broadcaster by increasing the number of subscribers to Canal+ and CSD.* In relation to Canal+, the Group's strategy is (i) to strengthen further the

channel's position as the leading premium pay-TV channel in Spain by reinforcing the quality of its content in films and sport; for example, Sogecable has recently acquired exclusive rights to broadcast the Spanish basketball league (ACB) until 2002; and (ii) in the context of the analogue service, Canal+ will be positioned as a product that is easy to buy and install and therefore able to attract "impulse" subscribers, and the Company will also offer specific promotions such as a home delivery service or pre-paid trial periods.

In relation to CSD, the Group will seek to increase subscribership levels by (i) taking full advantage of its existing portfolio of high quality, exclusive programming; (ii) promoting further migration from the Canal+ analogue service to CSD; (iii) using special promotions, having regard to market conditions, to accelerate growth in subscriber numbers, including promotions carried out in collaboration with programming suppliers and service providers; (iv) enriching the current programming content, which already includes on-line interactive services such as internet access and facilities for downloading software, by adding home-shopping and home-banking services; and (v) continuing to develop innovative strategies for program packaging to target new segments of the potential subscriber market.

- *Ensure long-term access to exclusive pay-TV content.* The ability to maintain access to exclusive programming content on a long-term basis is an essential element in supporting the Group's leading position in the Spanish pay-TV market. Management aims to position the Group to maintain this high quality content (i) by ensuring long-term growth in subscriber numbers, as described above, which will give the Group a significant competitive advantage in future negotiations for key programming elements; (ii) through promoting public awareness of its major brands (such as Canal+, CSD and Cinemanía) and emphasizing their association with quality programming, which management believes will be an attraction for both Spanish and international suppliers of programming; and (iii) by maintaining and strengthening the Group's established collaborative relationships with the Majors.

- *Consolidate Sogecable's position as leading supplier of pay-TV programming in Spain.* The Group aims to maintain its position as a leading supplier of programming content to cable operators in Spain and to establish itself as a leading supplier of programming content for the digital terrestrial television market and other forms of pay-TV when and if launched. To achieve these objectives, the Group will (i) continue to develop theme channels in key pay-TV programming areas (using strategic alliances or joint ventures to do so, where appropriate); (ii) develop new products, such as TV series and documentaries; and (iii) capitalize on its long-term exclusive programming content, as described above.

- *Capitalize on leading position in the Spanish film industry.* The Group has established a leading position in the Spanish film industry in production, distribution and exhibition. The Group's objective is for Sogecine to produce 6 to 8 quality Spanish films per year, and for Sogepaq to acquire full rights to 5 or 6 Spanish films and 7 or 8 independent films per year. This is expected to maintain Sogecable as Spain's leading film producer and to ensure long-term access to high quality Spanish films. In addition Warner Lusomundo expects to open 15 new multiplex cinemas with more than 180 screens in the next 4 to 5 years.

Management believes that pursuit of the strategy described above will enable the Group to take full advantage of the significant growth potential which it believes exists within the Spanish pay-TV market. According to Kagan World Media, current levels of penetration of pay-TV services, measured as a percentage of total households with television sets, are low in Spain relative to more developed European markets such as Germany, the UK and France. As a result, management believes there is potential for the Spanish market to grow at rates in excess of these European counterparts in the short-to-medium term as the Spanish market moves towards the levels of penetration achieved in more developed pay-TV markets.

THE GLOBAL OFFERING

The Global Offering	The Global Offering comprises the International Offering and the Spanish Offering. The Global Offering comprises 6,723,753 new shares of capital stock of the Company, nominal value € 2 (Ptas 332.772) (each, a "Share") and 14,368,367 existing Shares, before the exercise of the Over-Allotment Option referred to below. The new Shares are being issued by the Company and the existing Shares are being sold by the Selling Shareholders.
The International Offering	12,655,272 Shares are being offered by the international managers (the "International Offering"), (i) only to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act and (ii) outside the United States and Spain in reliance on Regulation S under the Securities Act. See "Plan of Distribution".
The Spanish Offering	Concurrent with the International Offering, a public offering of 8,436,848 Shares in Spain is being made to institutional investors (the "Spanish Institutional Offering") and to retail investors (the "Spanish Retail Offering", and, together with the Spanish Institutional Offering, the "Spanish Offering"). A portion of the Spanish Retail Offering will be reserved on special terms and conditions for employees of the Company, its subsidiaries and affiliates in which it has at least a 50% participation (the "Employee Offering"). See "Plan of Distribution".
Offering Price	The offering price per Share is €23.50 (Ptas 3,910.071) (the "Share Offer Price").
Reallocations and Over-Allotment Option	The number of Shares to be offered in the International Offering and the Spanish Offering (together, the "Global Offering") may be reallocated between the International Offering and the Spanish Offering. The Selling Shareholders have granted an option (the "Over-Allotment Option") to the Global Coordinator, on behalf of the international managers and the Spanish institutional managers, exercisable within 30 days from the Listing Date (as defined herein), to purchase in aggregate up to 3,163,820 additional Shares, solely to cover over-allotments, if any, at the Offer Price less underwriting discounts and commissions. See "Plan of Distribution".
Use of Proceeds	The Company intends to apply the net proceeds from the sale of the Shares in the Global Offering (i) to fund new investments in fixed assets, in particular new broadcasting and production facilities; (ii) to finance additional programming production; and (iii) for general corporate purposes including the repayment of indebtedness. See "Use of Proceeds".
Outstanding Capital Stock	Information relating to the Shares outstanding immediately before and after the Global Offering is set forth below (assuming the Over-Allotment Option is not exercised).

	Before Global Offering	%	After Global Offering	%
Shares held by Selling Shareholders	85,775,970	94.99	71,407,603	73.60
Shares held by other shareholder	4,524,030	5.01	4,524,030	4.66
Shares held by public	—	—	21,092,120	21.74
Total Shares	90,300,000	100	97,023,753	100

Assuming that the Over-Allotment Option is exercised in full, the number of Shares held by the public after the Global Offering will be 24,255,940, representing 25.0% of the Company's total issued share capital. See "Principal and Selling Shareholders" and "Description of Capital Stock".

Lock-up Agreements	The Company and all of the Company's shareholders have agreed that, for a period of 180 days after the Listing Date, without the prior written consent of the Global Coordinator, they will not (i) issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Shares or any securities convertible into or exercisable or exchangeable for Shares, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Shares or such other securities, in cash or otherwise, *provided* that the above restriction will not apply to (x) the sale of Shares to the international managers and the Spanish managers or (y) the transfer of any Shares by the Company in relation to the Employee Offering.
Voting Rights	Holders of Shares are entitled to one vote for each Share held. Only registered holders of 100 or more Shares are entitled to attend General Shareholders Meetings, and holders may aggregate Shares to meet such requirement. Shares may be voted by proxy. See "Description of Capital Stock – Attendance and Voting at Shareholders' Meetings".
Settlement and Clearance	In the International Offering payment for the Shares shall be made by investors in euros in immediately available funds three days following the date of the registration of the Public Deed in the Mercantile Registry of Madrid approving the capital increase, against delivery of Shares (the "Settlement Date"). The Settlement Date is expected to be on July 23, 1999. The Shares shall be delivered (i) by book entry transfer (*transferencia contable de las anotaciones en cuenta*) to the account of an accredited Spanish financial institution (*entidad adherida*) of the *Servicio de Compensación y Liquidación de Valores, S.A.* ("SCLV"), maintained by the international managers or each purchaser, as the case may be or (ii) by book entry transfer to the relevant account of the custodian for the Euroclear System ("Euroclear"), and the custodian for Cedelbank, a *société anonyme*. Delivery and payment for any additional Shares sold pursuant to the Over-Allotment Option shall be made in the same manner as provided for the delivery and payment for the Shares.
Listing and Quotation	Application has been made for the Shares to be admitted to listing on each of the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges (the "Spanish Stock Exchanges") and to be quoted on the Automated Quotation System of the Spanish Stock Exchanges. It is expected that the Shares will be listed and quoted on or about July 22, 1999 (the date on which listing becomes effective is referred to herein as the "Listing Date"). Such listing and quotation is expected to be granted and made, respectively, following the issue and registration of the new Shares to be issued by the Company with the Mercantile Registry of Madrid and receipt of confirmation of the same by the SCLV. If the Shares are not listed on the Spanish Stock Exchange prior to 10:00 am (Madrid time) on August 2, 1999, the Global Offering will terminate and the purchase price will be returned to the international managers, with any interest accrued thereon. See "Plan of Distribution".
Dividends and Dividend Policy	The Company does not currently pay dividends although it expects to do so in the future once certain conditions are met. See "Dividends and Dividend Policy" and "Risk Factors – Financial record; ability to pay dividends". The declaration, amount and payment of dividends will depend on the Company's earnings, financial condition, capital requirements, compliance with Spanish corporate law requirements, general business conditions and other factors. There can be no assurance, however, that any dividends will be declared.

	Dividends are subject to Spanish withholding tax. See "Taxation – Spanish Taxation Considerations – Non Residents Income Tax – Taxation of Dividends".
Preemptive Rights	Since the Shares being sold by the Selling Shareholders (as defined herein) hereby are outstanding Shares, such Shares are not subject to the preemptive rights applicable to the issuance of Shares by the Company. See "Description of Capital Stock". In addition, the preemptive rights applicable to the Shares being issued by the Company have been waived.
Market for Shares	*Prior to the Global Offering, no market existed for the Company's Shares.* See "– Listing and Quotation". The identification numbers for the Shares are as follows: ISIN: ES0178483139 Common Code: 009959068
Requirements and Restrictions Applicable under Spanish Law to Ownership and Transfer of Shares; Other Transfer Restrictions	Certain provisions of Spanish law apply to the acquisition and disposal of Shares of companies operating in the television sector. These include specific provisions relating to investment in the Shares by non-Spanish investors and the requirement to obtain regulatory consent in certain circumstances. See "Requirements and Restrictions Applicable under Spanish Law to Ownership and Transfer of Shares". The transferability of the Shares is further restricted as set forth under "Transfer Restrictions".
Risk Factors	See "Risk Factors" and the other information included in this Memorandum for a discussion of factors that should be considered before investing in the Shares.

Summary Selected Consolidated Financial and Other Data

The following summary selected consolidated financial and other data should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, including the notes thereto, and other information included elsewhere in this Memorandum. The financial information set out below for the Group at and for the years ended December 31, 1996, 1997 and 1998 has been derived from the Annual Financial Statements, which have been audited by Arthur Andersen. The financial information set out below for the Group at and for the three month periods ended March 31, 1998 and 1999 has been derived from the Interim Financial Statements, which are unaudited. The Interim Financial Statements for the three months ended March 31, 1999 have been subject to a limited review by Arthur Andersen. The Interim Financial Statements for the period ended March 31, 1998 have been prepared by Company's management for comparison purposes. In the opinion of management, the Interim Financial Statements for the period ended March 31, 1998 present fairly the net worth, financial position and results of operations of the Company for such period. Results for the three months ended March 31, 1999 are not necessarily indicative of the results for the full year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations". See also "Selected Consolidated Financial Data".

The Consolidated Financial Statements have been prepared in accordance with Spanish GAAP, which differ in certain significant respects from U.S. GAAP. The material differences between Spanish GAAP and U.S. GAAP are summarized in Annex A.

	At and for the year ended December 31				
	1996	1997	1998	1998	1998
	Ptas (million)	Ptas (million)	Ptas (million)	U.S.$[1] (million)	€[2] (million)
Income Statement Data:					
Total operating revenues	74,797	88,272	103,856	674.6	624.2
Total operating expenses	66,170	98,416	117,719	764.7	707.5
Operating income	8,627	(10,144)	(13,863)	(90.1)	(83.3)
Financial income (expense) – net	(449)	218	(3,439)	(22.3)	(20.7)
Income from associates (loss) – net	–	(310)	(3,824)	(24.8)	(23.0)
Goodwill amortization	55	186	239	1.6	1.4
Income before extraordinary items	8,123	(10,422)	(21,365)	(138.8)	(128.4)
Extraordinary income (loss) – net	567	324	3,566	23.2	21.4
Net income	6,031	296	(3,656)	(23.7)	(22.0)
Balance Sheet Data:					
Accounts receivable	28,424	42,406	40,560	263.5	243.8
Total current assets	49,289	60,518	72,107	468.4	433.4
Total fixed and non-current assets	56,412	105,018	117,427	762.8	705.8
Total assets	107,303	166,352	190,793	1,239.3	1,146.7
Total accounts payable	32,464	61,222	44,064	286.2	264.8
Short-term payable to credit entities	15,415	41,288	27,407	178.0	164.7
Total current liabilities	56,395	110,657	76,570	497.4	460.2
Long-term payable to credit entities	7,873	8,574	64,856	421.3	389.8
Total long-term liabilities	30,823	24,116	76,942	499.8	462.4
Total shareholders' equity	19,675	29,971	36,315	235.9	218.3
Total shareholders' equity and liabilities	107,303	166,352	190,793	1,239.3	1,146.7
Other Data:					
Average number of employees[3]	737	1,079	1,250	—	—
Working capital[4]	(3,420)	(12,492)	9,443	61.3	56.8
Operating income margin[5]	11.5%	(11.5%)	(13.3%)	—	—
EBITDA[6]	16,523	2,673	6,351	41.3	38.2
Number of subscribers – period end					
Canal+	1,366,063	1,464,894	1,593,614	—	—
Analogue	*1,366,063*	*1,208,019*	*1,009,601*	—	—
Digital[7]	—	*256,875*	*584,013*	—	—
CSD	—	260,168	599,350	—	—
Total Group subscribers[8]	1,366,063	1,468,187	1,608,951	—	—

(1) Solely for the convenience of the reader, amounts stated in dollars have been translated from pesetas at the rate of Ptas 153.947 = U.S.$1.00 based on the Noon Buying Rate for the euro on March 31, 1999 and the irrevocable conversion rate referred to below.

(2) Solely for the convenience of the reader, amounts stated in euros have been translated from pesetas at a rate of €1.00 = Ptas 166.386, the irrevocable conversion rate established January 1, 1999.

(3) Permanent employees calculated on a monthly aggregate basis.

(4) Total current assets (excluding amounts due from shareholders for capital calls, cash and short-term financial investments) minus total current liabilities (excluding short-term payable to credit entities).

(5) Operating income as a percentage of total operating revenues.

(6) Operating income plus depreciation and amortization. EBITDA is presented because it is a widely accepted indicator of funds available to service debt, although it is not a generally accepted accounting measure of liquidity or performance. The Company believes that EBITDA, while providing useful information, should not be considered in isolation or as a substitute for net income as an indicator of operating performance, or as an alternative to cash as a measure of liquidity.

(7) Number of subscribers who subscribe to Canal+ Digital through CSD at period end. References to subscriber numbers at any date are to the number of subscription contracts in force at that date.

(8) Number of Canal+ analogue subscribers at period end plus number of CSD subscribers at period end. References to subscriber numbers at any date are to the number of subscription contracts in force at that date.

	At and for the three months ended March 31,			
	1998	1999	1999	1999
	Ptas (million)	Ptas (million)	U.S.$[1] (million)	€[2] (million)
Income Statement Data:				
Total operating revenues	27,816	30,768	199.9	184.9
Total operating expenses	30,545	32,026	208.0	192.5
Operating income	(2,729)	(1,258)	(8.2)	(7.6)
Financial income (expense) – net	(559)	(733)	(4.8)	(4.4)
Income from associates (loss) – net	(9)	(1,864)	(12.1)	(11.1)
Goodwill amortization	55	111	0.7	0.7
Income before extraordinary items	(3,351)	(3,965)	(25.8)	(23.8)
Extraordinary income (loss) – net	277	80	0.5	0.5
Net income	277	(1,154)	(7.5)	(6.9)
Balance Sheet Data:				
Accounts receivable	44,951	40,762	264.8	245.0
Total current assets	61,619	61,573	400.0	370.1
Total fixed and non-current assets	118,982	117,327	762.1	705.1
Total assets	182,120	180,277	1,171.0	1,083.5
Total accounts payable	49,264	37,187	241.6	223.5
Short-term payable to credit entities	22,609	25,501	165.6	153.3
Total current liabilities	77,862	66,686	433.2	408.0
Long-term payable to credit entities	57,431	64,683	420.2	388.8
Total long-term liabilities	72,992	75,763	492.1	455.3
Total shareholders' equity	30,248	35,161	228.4	211.3
Total shareholders' equity and liabilities	182,120	180,277	1,171.0	1,083.5
Other Data:				
Average number of employees[3]	—	1,203	—	—
Working capital[4]	3,259	18,317	119.0	110.1
Operating income margin[5]	(9.8%)	(4.1%)	—	—
EBITDA[6]	1,316	3,129	20.3	18.8
Number of subscribers – period end			—	—
Canal+	1,527,052	1,671,401		
Analogue	*1,095,093*	*1,023,635*	—	—
Digital[7]	*431,959*	*647,766*		
CSD	436,809	670,141		
Total Group subscribers[8]	1,531,902	1,693,776		

(1) Solely for the convenience of the reader, amounts stated in dollars have been translated from pesetas at the rate of Ptas 153.947 = U.S.$1.00 based on the Noon Buying Rate for the euro on March 31, 1999 and the irrevocable conversion rate referred to below.

(2) *Solely for the convenience of the reader, amounts stated in euros have been translated from pesetas at a rate of €1.00 = Ptas 166.386, the* irrevocable conversion rate established January 1, 1999.

(3) Permanent employees calculated on a monthly aggregate basis.

(4) Total current assets (excluding amounts due from shareholders for capital calls, cash and short-term financial investments), minus total current liabilities (excluding short-term payable to credit entities).

(5) Operating income as a percentage of total operating revenues.

(6) Operating income plus depreciation and amortization. EBITDA is presented because it is a widely accepted indicator of funds available to service debt, although it is not a generally accepted accounting measure of liquidity or performance. The Company believes that EBITDA, while providing useful information, should not be considered in isolation or as a substitute for net income as an indicator of operating performance, or as an alternative to cash as a measure of liquidity.

(7) Number of subscribers who subscribe to Canal+Digital through CSD at period end. References to subscriber numbers at any date are to the number of subscription contracts in force as at that date.

(8) Number of Canal+ analogue subscribers at period end plus number of CSD subscribers at period end. References to subscriber numbers at any date are to the number of subscription contracts in force as at that date.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing the Company. Additional risks not presently known or that are currently deemed immaterial may also impair our business operations.

The business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of the Shares could decline due to any of these risks, and you may lose all or part of your investment.

This Memorandum also contains forward-looking statements that involve risk and uncertainties. The actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced, described below, and elsewhere in this Memorandum.

Regulatory matters

The television sector in Spain (as in other EU Member States) is subject to detailed and extensive regulation, both at the national level and as a result of European Union directives, principally relating to broadcasting and competition (antitrust). Broadcasting regulation includes rules as to licensing, programming content, ownership and transfer of equity interests in television companies, which are described more fully under "Legal and Regulatory Environment" and "Requirements and Restrictions Applicable Under Spanish Law to Ownership and Transfer of Shares" below. We cannot predict the extent to which any change in the regulatory regime or in interpretation of the relevant provisions would have a material effect upon the Group's financial condition and results of operation.

Renewal of Sogecable's concession

A substantial portion of the Group's revenues is derived from broadcasting Canal + in analogue terrestrial format. This activity is carried out pursuant to a concession (the "Concession") granted to the Company by a resolution of the Council of Ministers passed on August 25, 1989 under the *Ley de Televisión Privada*, 1988 (the "Private Television Law" (as amended)). The Concession, which came into force on April 3, 1990, and the initial term of which expires on April 3, 2000, is renewable for successive periods of ten years by a resolution of the Council of Ministers upon request of the Company. The Company will request renewal of the Concession. Non-compliance with certain obligations imposed on the Company by the Concession and the Private Television Law could lead to a refusal of the Company's request for renewal of the Concession. The Company has complied with the terms of the Concession and with the applicable provisions of the Private Television Law and management is not aware of any circumstances that would justify non-renewal of the Concession. Nevertheless, no assurance can be given that the Council of Ministers will renew the Concession. The non-renewal of the Concession would have a material adverse effect upon the Group's financial condition and results of operation. See "Legal and Regulatory Environment".

Termination of the Concession; Principle of Reciprocity

The Private Television Law restricts the ownership of equity interests in television companies licensed thereunder including the Company (each a "Concession Holder"). These restrictions include:

(1) a prohibition on the direct or indirect ownership of equity interests in more than one Concession Holder (this restriction also applies to the holder of the digital terrestrial television concession);

(2) a prohibition on the ownership of more than 49% of the capital of a Concession Holder; and

(3) restrictions on ownership by residents or nationals of countries which are not members of the European Union or signatories to the Agreement and Protocol relating to the European Economic Area of equity interests in a Concession Holder if such ownership does not comply with the principle of reciprocity (i.e., if under the laws of the country in question or any applicable international agreement a Spanish investor could not make a comparable investment in a television company).

The violation of any of these restrictions may result in the termination of the Concession. Although this is not free from doubt, the Company considers that its inability to control the identity of the persons investing in its Shares after the Global Offering makes it unlikely that the Concession would be terminated on these grounds. Moreover, a reasonable interpretation of the Private Television Law would not penalize indirect ownership of an equity interest in more than one Concession Holder unless the ultimate beneficiary controls the person that holds the direct ownership stake. However, no assurance can be given that these penalties will not be enforced or that non-

controlling indirect ownership stakes (as described above) will be permitted. The termination of the Concession would have a material adverse effect upon the Group's financial conditions and results of operations.

The principle of reciprocity is set forth in Article 19.2 of the Private Television Law. Pursuant to Article 19.2, *individuals or legal persons who are nationals or residents of a country that is not a member of the European* Union may only hold an interest in a Concession Holder in compliance with the principle of reciprocity. There are no regulations or jurisprudence developing the interpretation of the principle of reciprocity to investments by persons from other countries in Spanish television companies. As a result, it is not clear how Spanish authorities might apply, or how any regulation enacted in the future may interpret, the principle of reciprocity and how that may affect investments. There can be no assurance that any such application or interpretation would coincide with the interpretation set forth in "Requirements and Restrictions Applicable under Spanish Law to Ownership and Transfer of Shares – Non-EU Persons Ownership Restriction", or that it would not have a material adverse effect upon the Group's financial condition and results of operations or on investments by any investor.

The Company's shareholding in CanalSatélite Digital

The Private Television Law limits the shareholding of any person in a Concession Holder to a maximum of 49% of its share capital. Under transitional articles included in legislation applicable to satellite digital service providers, the 49% limitation referred to above was extended to apply to such providers for so long as certain conditions linked to the development of effective competition in the sector prevail. Although the Spanish authorities have not enforced the 49% ownership requirement to date and it is not clear whether the transitional articles referred to above continue to apply, the relevant authorities are fully aware that the Company owns, and always has owned, more than 49% of CSD. The Company itself is subject to, and is in compliance with, the 49% requirement, and as a result no entity other than the Company itself ultimately controls more than 49% of CSD. Although the Group does not believe that the Spanish authorities would seek to enforce this ownership requirement in the future, no assurance can be given that these authorities will not seek measures that would materially change the current ownership structure of CSD. The divestiture of a portion of CSD could have a material adverse effect upon the Group's financial condition and results of operations.

Solvency requirement

A resolution of the *Secretaría General de Comunicaciones* passed in August 1989 established a requirement for companies carrying on television broadcasting activities to limit liabilities to 30% of shareholders' equity plus liabilities. At the time this resolution was passed, a company carrying on television broadcasting activities was not permitted to carry on other activities. This restriction no longer applies as a result of a change in regulation, and Sogecable carries on a number of activities in addition to the provision of television services. No guidance has been given as to how this requirement should be applied to companies which carry on distinct activities, and accordingly the Company is unable to determine whether or not it complies with this requirement.

Availability of programming; dependence on contractual arrangements

The success of the pay-TV services offered by the Group is dependent upon its ability to acquire sufficient exclusive programming of high quality content. Most of the programming used by the Group originates from external sources, and therefore the Group's access to this programming is dependent upon contractual arrangements with important suppliers of programming including film studios and sports clubs and organizations. No assurance can be given that the contractual arrangements for the acquisition of programming which the Group currently has in place will be renewed upon their expiration, or will be renewed on terms comparable to those currently applicable, or that the Group will continue to achieve the same success in negotiating new agreements for the supply of suitable programming on terms acceptable to the Company. Any inability of the Group to renew current agreements or negotiate new ones on advantageous terms could have a material adverse effect upon the Company's financial condition and results of operations.

Investment in movies

The Group invests, both on its own and in collaboration with third parties, in the production of movies and the acquisition of rights to movies for distribution. The commercial success of the nature of movies cannot be predicted with certainty and the result of such investment is therefore uncertain. There can be no assurance as to the effect such investment may have on the Group's financial condition or results of operation.

Competition

The Group faces significant competition both in relation to the attraction and retention of subscribers and in relation to the acquisition of programming material. In relation to subscribers, the Group faces competition from

free to air television operators and other pay-TV operators, including cable TV operators and other digital satellite television providers, and management believes that competition will increase from participants in the digital terrestrial television market and from television service providers under other methods of delivering television signals. The Group also competes to varying degrees with other communications and entertainment media, including home video, cinema exhibition of feature films and live theater. The extent of such competition depends upon, among other things, the price, variety, availability and quality of the programming offered. Competition in this area may affect the rate at which the Group is able to increase its subscriber base, the level of marketing and commercial expenses which it has to incur, and the prices it is able to charge for its services. In relation to the acquisition of programming rights, competition in Spain comes from Vía Digital and the cable operators, and also from the free to air channels (principally the two State-controlled channels TVE-1 and TVE-2, the regional channels and the other private channels Antena 3 and Telecinco). Competition in this regard may affect the prices which suppliers of programming are able to achieve. See also "– Availability of programming; dependence on contractual arrangements" above.

No assurance can be given as to the effect that competition from current and potential participants in the Spanish television market may have on the Group's financial condition and results of operation.

New and changing technologies

The pay TV industry and the delivery of interactive services offered or proposed to be offered by the Group is subject to rapid and significant changes in technology and the related introduction of new products and services. The Group has licenses from third parties of intellectual property rights with respect to the technologies it uses and for the development of and access to new technology. The principal intellectual property rights which the Group uses are licensed from Canal+ Société Anonyme and certain of its associated companies. While management believes that in the foreseeable future these changes will not materially affect the continued use of currently available technologies and that the Group will be able to obtain access to appropriate technologies on a timely basis, the effect of technological changes on the Group's business cannot be predicted. The cost of implementing emerging technologies or expanding capacity could be significant and the Group's ability to fund such implementation may be dependent upon its ability to obtain additional financing. No assurance can be given as to the effect these factors may have on the Group's financial condition and results of operations.

Financial record; ability to pay dividends

On a consolidated basis the Group suffered significant reduction in net income in 1997 compared to 1996, and incurred losses in 1998 and in the first quarter of 1999. These results are attributable to the costs incurred in connection with the launch of CSD. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Management expects that, with continued growth in subscriber numbers to CSD, the Group will return to profitability. However, no assurance can be given as to when, or whether, this will be achieved.

The Company's ability to pay dividends in the future will be subject to the Company achieving profitability, eliminating accumulated losses, and moreover subject to the Group having sufficient cash flow to pay dividends after funding its investment requirements related to the development of CSD and reducing indebtedness. See "Dividends and Dividend Policy".

Dividends are subject to Spanish withholding tax. See "Taxation – Spanish Taxation Considerations – Non Residents Income Tax – Taxation of Dividends".

Dependence upon transmission service providers

The transmission service for the Group's broadcasting is provided, in the case of the analogue terrestrial service, by Retevisión, S.A. ("Retevisión") and in the case of the satellite digital service, by Société Européenne des Satellites, S.A. ("SES") through the Astra satellite system.

In the case of the satellite digital service, CSD rents a total of seven transponders from SES on three different satellites. SES also maintains one back-up transponder for each transponder in use. However if a catastrophic failure were to occur in connection with the Astra satellite system, or if for any other reason SES were unable to continue to provide its transmission service to CSD, this could have a material adverse effect upon the Group's financial condition and results of operations.

Foreign exchange exposure

While the Group's revenues are generated in pesetas, a substantial portion of its obligations in connection with the acquisition of programming is denominated in dollars and will therefore be exposed to currency exchange rate fluctuations. Although the Company enters regularly into transactions to hedge the risk of foreign exchange rate fluctuations, there can be no assurance that it will continue to engage in such transactions, or, if it decides to engage in such transactions, that they will be successful in insulating the Group from detrimental exchange rate fluctuations and that such fluctuations will not have a material adverse effect upon the Group's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Year 2000

The proper functioning of the Company's information technology and conditional access systems is critical to the operations of the Company. Systems that do not properly process the rollover of the two digit year value to 00 at the turn of the millennium could generate erroneous data or cause a system to fail. The Company is currently undertaking a program of testing, conversion and replacement in order to have all of its systems be Year 2000 compliant by the end of 1999. Management believes that all of the Company's critical systems will be fully Year 2000 compliant by the end of the current calendar year. However, there can be no assurance that the equipment and systems of the Company, or of third parties, will perform as expected or that measures taken will successfully minimize or eliminate the effects of the Year 2000. Failure to do so could have a material adverse effect on the financial condition and results of operations of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Year 2000".

Influence of Existing Shareholders; Shares eligible for future sale

The Existing Shareholders (as defined in "Principal and Selling Shareholders" below) own all the outstanding shares of the Company. After giving effect to the Global Offering, these shareholders' aggregate beneficial ownership is expected to decrease to between 75% and 78.26% of the outstanding Shares, depending on whether (and the extent to which) the international managers and the Spanish managers exercise the Over-Allotment Option. Consequently, these shareholders will own a majority of the outstanding Shares and together will have the power to elect a majority of the Company's directors and to determine the outcome of substantially all matters to be decided by a vote of shareholders. The two principal shareholders in the Company, Prisa and Canal+ Société Anonyme, have entered into an agreement in which, amongst other things, they agree to seek to establish a common position on major issues affecting the Group. See "Principal and Selling Shareholders – Agreement among Principal Shareholders".

A disposition by any of the Existing Shareholders of a substantial amount of Shares in the public market, or the perception that such a disposition may occur, could adversely affect the trading price of the Shares on the Spanish Stock Exchanges and could affect the control of the Company. See "Principal and Selling Shareholders" and "Description of Capital Stock".

Market for the Shares

Prior to the Global Offering, there has been no public market for the Shares in Spain, the United States or elsewhere. The Company has applied for listing of the Shares on the Spanish Stock Exchanges and for qualification of the Shares with the Automated Quotation System of the Spanish Stock Exchanges. There can be no assurance that active markets will develop in Spain or elsewhere or will continue if they develop, nor that the holders of Shares will have the ability to sell their Shares, nor as to the price for which such holders may be able to sell their Shares. If such a market were to develop, the Shares could trade at prices that may be higher or lower than the initial offering price, depending on many factors including some beyond the Company's control.

Delayed listing of the Shares on the Spanish Stock Exchanges

It is possible that the Company and the Selling Shareholders will receive payment for the Shares offered in the Global Offering even though the Shares have not been approved for listing in the Spanish Stock Exchanges. If this event persists until August 2, 1999, the Placement Agreement and the underwriting agreements for the Spanish Offering provide that the Global Offering will be terminated and the purchase price will be returned to investors with interest accrued thereon. Any delay in the commencement of trading of the Shares on the Spanish Stock Exchanges would impair the liquidity of the market for the Shares, and make it more difficult for the holders to sell their Shares.

Events anticipated in forward-looking statements in the Memorandum may not occur

This Memorandum contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as "believe", "anticipate", "plan", "expect",

"forecast", "estimate", "project", "should", "intend", "probability", "risk", "target", "goals", "objective" and similar expressions. The Group's results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including the risks faced by us described above and elsewhere in this Memorandum. See "Forward-Looking Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations – Prospects".

Possible unavailability of preferential subscription rights for U.S. holders

United States holders of Shares may not be able to exercise any future preferential subscription rights in respect of their Shares unless a registration statement under the Securities Act is effective with respect to such exercise or an exemption from the registration requirements thereunder is available. No assurance can be given that the Company will have declared effective any such registration statement.

DIVIDENDS AND DIVIDEND POLICY

The Company did not declare dividends in respect of the financial years ended December 31, 1996, 1997 or 1998.

The launch of CSD in January 1997 has resulted in the Group incurring substantial additional fixed costs and indebtedness. The Sogecable Group suffered a significant reduction in its net income in 1997 compared to 1996, and incurred a net loss in 1998 and the first quarter of 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations". The Company expects that in the short term the cash flow generated by the Sogecable Group will be used to fund the further investments required in respect of the development of CSD and to reduce indebtedness. Once these cash requirements have been satisfied, however, and assuming that the Company has returned to profitability and eliminated accumulated losses, management expects that the Company will pay dividends. However, no assurance can be given as to when, or whether, this will be achieved. The declaration, amount and payment of dividends in any future year will however depend on a number of factors including the Company's earnings, financial condition, cash resources and capital requirements, compliance with Spanish corporate law requirements, general business conditions and other factors.

Dividends are subject to Spanish withholding tax. See "Taxation – Spanish Taxation Considerations – Non Residents Income Tax – Taxation of Dividends".

EXCHANGE RATES

The Spanish peseta is a constituent currency of the euro and converts at a fixed exchange rate of €1 = Ptas 166.386. Against currencies other than the euro and its constituent currencies, the peseta has free floating exchange rates.

The peseta was previously part of the exchange rate mechanism of the European Monetary System ("EMS"). Within the EMS, exchange rates fluctuated within permitted margins, fixed by central bank intervention. Under the provisions of the Treaty on European Union negotiated at Maastricht, The Netherlands, in 1991 (the "Maastricht Treaty") and signed by the then 12 European Union Member States in early 1992, the EMU, with the euro being a single European currency under the monetary control of the European Central Bank, will supersede the EMS. The last stage of EMU, with fixed exchange rates between national currencies and the European Currency Unit, and the introduction of the euro, as required by the Maastricht Treaty, came into effect on January 1, 1999. The following 11 Member States are participating in the last stage of EMU: .Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain.

The establishment of EMU may have significant effects on the economies of the participant countries. While the Company believes that the introduction of the euro will eliminate exchange rate risks in respect of the currencies of those member states that have adopted the euro, there can be no assurance as to the relative strength of the euro against other currencies. Currently the Group's revenues are substantially all in pesetas but a significant proportion of its expenses are in dollars. See "Risk Factors – Foreign exchange exposure"

The rates set forth below are provided solely for the convenience of the reader and are not used by the Company in the preparation of its Consolidated Financial Statements included elsewhere in this Memorandum. No representation is made that pesetas could have been, or could be, converted into U.S. dollars at the rate or at any other rate. The Federal Reserve Bank of New York ceased publishing the Noon Buying Rate for pesetas and other constituent currencies of the euro effective January 1, 1999. On July 19, 1999, the Noon Buying Rate for euros was U.S.$1.00 = €0.9801 (corresponding to U.S.$1.00 = Ptas 163.08).

The table sets forth for the periods indicated the low, high, average, and end of period Noon Buying Rates expressed in pesetas per U.S. dollar.

Year ended December 31	**Low**	**High**	**Average**[1]	**Rate at Period End**
1994	124.54	145.47	132.90	131.73
1995	118.54	133.93	124.11	121.40
1996	120.95	131.55	126.97	129.86
1997	129.88	158.80	147.15	152.40
1998	136.80	157.41	149.44	142.15
1999 (through July 19, 1999)	140.86	164.11	155.02	163.08

1 The average of the Noon Buying Rates on the last business day of each month during the relevant period.

CAPITALIZATION

The table below sets forth the short-term debt and total capitalization of the Group as at December 31, 1998 (i) in accordance with Spanish GAAP and (ii) as adjusted for (a) the estimated net proceeds from the Global Offering, after deducting the underwriters' discounts and commissions and estimated offering expenses, assuming the Over-Allotment Option is exercised in full and assuming the sale of Shares is at the Share Offer Price (€23.50 (Ptas 3,910.071) per Share), and (b) the changes to the share capital of the Company described in note 5 below.

	At December 31, 1998					
	Actual	Actual	Actual	As Adjusted	As Adjusted	As Adjusted
	(in millions)					
	Ptas	U.S.$ [2]	€ [3]	Ptas	U.S.$ [2]	€ [3]
Short-term debt[1]	27,407	178.0	164.7	27,407	178.0	164.7
Long-term debt (excluding current portion)	64,856	421.3	389.8	64,856	421.3	389.8
Minority interests	605	3.9	3.6	605	3.9	3.6
Shareholders' equity[4]						
Share capital[5]	30,000	194.9	180.3	32,287	209.7	194.0
Reserves and retained earnings	6,315	41.0	38.0	29,258	190.1	175.8
Total shareholders' equity	36,315	235.9	218.3	61,545	399.8	369.8
Total capitalization	101,776	661.1	611.7	127,006	825.0	763.2

1 Including current portion of long-term debt.

2 Solely for the convenience of the reader, amounts stated in dollars have been translated from pesetas at a rate of U.S.$1.00=Ptas 153.947, based on the Noon Buying Rate for the euro on March 31, 1999 and the irrevocable conversion rate referred to below.

3 Solely for the convenience of the reader, amounts stated in euros have been translated from pesetas at a rate of €1.00=Ptas 166.386, the irrevocable conversion rate established January 1, 1999.

4 For a discussion of certain significant differences between Spanish GAAP and U.S. GAAP affecting shareholders' equity, see "Annex A Summary of Certain Differences Between Spanish GAAP and U.S. GAAP".

5 The issued share capital of the Company as of December 31, 1998 was Ptas 30,000,000,000 represented by 300,000 shares, with a nominal value of Ptas 100,000 each. On May 18, 1999 the shareholders of the Company approved (i) the redenomination of the capital stock to euros and (ii) an increase in the nominal value per share to €602 (Ptas 100,164.372), which resulted in a total capital increase of €[illegible] (Ptas 49,311,599.19) against reserves. The shareholders then approved a stock split to reduce the nominal value for shares from €602 to €2 (Ptas 332.772). The number of issued shares prior to the Global Offering is therefore 90,300,000. The shareholders also approved on June 15, 1999 an increase in capital totalling €13,447,506 (Ptas 2,237,476,733) through the issuance of 6,723,753 new shares as part of the Global Offering. As a result, the issued share capital following the Global Offering will be €194,047,506 (Ptas [illegible]), represented by 97,023,753 shares, with a nominal value of €2 each. For a description of the rights and restrictions on the capital stock of the Company, see "Description of Capital Stock".

In addition, as of March 31, 1999, the Group had liquid assets, consisting of cash and short-term financial investments, of Ptas 2,070 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources".

USE OF PROCEEDS

The Company and the Selling Shareholders are the sellers of the Shares being sold in the Global Offering. The net proceeds to the Company will be approximately € 151.3 million (Ptas 25,180 million) after deducting the underwriting discounts and commissions and estimated offering expenses. The Company intends to apply the net proceeds of the Shares sold by it in the Global Offering (i) to fund new investments in fixed assets, in particular new broadcasting and production facilities; (ii) to finance additional programming production; and (iii) for general corporate purposes, including the repayment of indebtedness. See "Business – Strategy".

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below for the three years ended December 31, 1996, 1997 and 1998 have been derived from the Annual Financial Statements which have been audited by Arthur Andersen, the Company's independent accountants, whose report thereon is included elsewhere in this Memorandum. The selected financial information set out below for the Group at and for the three month periods ended March 31, 1998 and 1999 has been derived from the Interim Financial Statements, which are unaudited. The Interim Financial Statements for the three months ended March 31, 1999 have been subject to a limited review by Arthur Andersen. The Interim Financial Statements for the period ended March 31, 1998 have been prepared by Company's management for comparison purposes. In the opinion of management, the Interim Financial Statements for the period ended March 31, 1998 present fairly the net worth, financial position and results of operations of the Company for such period. Results for the three months ended March 31, 1999 are not necessarily indicative of the results for the full year. The selected consolidated financial and other data should be read in conjunction with the Consolidated Financial Statements and notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

The Consolidated Financial Statements have been prepared in accordance with Spanish GAAP, which differ in certain significant respects from U.S. GAAP. The material differences between Spanish GAAP and U.S. GAAP are summarized in Annex A.

	At and for the year Ended December 31,				
	1996	1997	1998	1998	1998
	Ptas (million)	Ptas (million)	Ptas (million)	U.S.$ (million)[1]	€ (million)[2]
Total operating revenues	74,797	88,272	103,856	674.6	624.2
Operating expenses:					
Purchases	22,407	32,122	42,181	274.0	253.5
Personnel	6,683	9,634	11,096	72.1	66.7
Other operating expenses	29,186	43,843	44,228	287.3	265.8
Depreciation and amortization	7,895	12,817	20,214	131.3	121.5
Total operating expenses	66,170	98,416	117,719	764.7	707.5
Operating income (loss):	8,627	(10,144)	(13,863)	(90.1)	(83.3)
Financial income (expense) – net	(449)	218	(3,439)	(22.3)	(20.7)
Income from associates (loss) – net	—	(310)	(3,824)	(24.8)	(23.0)
Goodwill amortization	55	186	239	1.6	1.4
Income (loss) before extraordinary items	8,123	(10,422)	(21,365)	(138.8)	(128.4)
Extraordinary income (loss) – net	567	324	3,566	23.2	21.4
Income before taxes and minority interests	8,690	(10,098)	(17,798)	(115.6)	(107.0)
Income tax	2,565	(9,041)	(12,848)	(83.5)	(77.2)
Minority interest	94	(1,354)	(1,294)	(8.4)	(7.8)
Net income (loss)	6,031	296	(3,656)	(23.7)	(22.0)

	At and for the year Ended December 31,				
	1996	1997	1998	1998	1998
	Ptas (million)	Ptas (million)	Ptas (million)	U.S.$ (million)(1)	€ (million)(2)
Balance Sheet Data:					
Cash and short-term financial investments	11,729	3,642	3,501	22.7	21.0
Accounts receivable	28,424	42,406	40,560	263.5	243.8
Total current assets	49,289	60,518	72,107	468.4	433.4
Audio-visual rights (gross).	45,899	54,658	49,966	324.6	300.3
Total fixed and other non-current assets. .	56,412	105,018	117,427	762.8	705.8
Total assets	107,303	166,352	190,793	1,239.3	1,146.7
Short-term payable to credit entities	15,415	41,288	27,407	178.0	164.7
Short-term deposits	4,267	6,151	3,586	23.3	21.6
Accounts payable	32,464	61,222	44,064	286.4	264.8
Total current liabilities	56,395	110,657	76,570	497.4	460.2
Long-term payable to credit entities	7,873	8,574	64,856	421.3	389.8
Long-term deposits	17,838	11,196	8,849	57.5	53.2
Total long-term liabilities.	30,823	24,116	76,942	499.8	462.4
Minority interests	97	1,235	605	3.9	3.6
Total shareholders' equity	19,675	29,971	36,315	235.9	218.3
Total shareholders' equity and liabilities .	107,303	166,352	190,793	1,239.3	1,146.7
Other Data:					
Average number of employees(3)	737	1,079	1,250	—	—
Working capital(4)	(3,420)	(12,492)	9,443	61.3	56.8
Operating income margin(5)	11.5%	(11.5%)	(13.3%)	—	—
EBITDA(6)	16,523	2,673	6,351	41.3	38.2
Number of subscribers – period end					
Canal+	1,366,063	1,464,894	1,593,614	—	—
Analogue(7)	*1,366,063*	*1,208,019*	*1,009,601*	—	—
Digital	—	*256,875*	*584,013*	—	—
CSD	—	260,168	599,350	—	—
Total Group subscribers(8)	1,366,063	1,468,187	1,608,951	—	—

(1) Solely for the convenience of the reader, amounts stated in dollars have been translated from pesetas at the rate of Ptas 153.947 = U.S.$1.00 based on the Noon Buying Rate for the euro on March 31, 1999 and the irrevocable conversion rate referred to below.

(2) Solely for the convenience of the reader, amounts stated in euros have been translated from pesetas at a rate of €1.00 = Ptas 166.386, the irrevocable conversion rate established January 1, 1999.

(3) Permanent employees calculated on a monthly aggregate basis.

(4) Total current assets (excluding amounts due from shareholders for capital calls, cash and short-term financial investments) minus total current liabilities (excluding short-term payable to credit entities).

(5) Operating income as a percentage of total operating revenues.

(6) Operating income plus depreciation and amortization. EBITDA is presented because it is a widely accepted indicator of funds available to service debt, although it is not a generally accepted accounting measure of liquidity or performance. The Company believes that EBITDA, while providing useful information, should not be considered in isolation or as a substitute for net income as an indicator of operating performance, or as an alternative to cash as a measure of liquidity.

(7) Number of subscribers who subscribe to Canal+ Digital through CSD at period end. References to subscriber numbers at any date are to the number of subscription contracts in force as at that date.

(8) Number of Canal+ analogue subscribers at period end plus accumulated number of CSD subscribers at period end. References to subscriber numbers at any date are to the number of subscription contracts in force as at that date.

	At and for the three months ended March 31			
	1998	1999	1999	1999
	Ptas (million)	Ptas (million)	U.S.$ (million)[1]	€ (million)[2]
Total operating revenues	27,816	30,768	199.9	184.9
Operating expenses:				
Material used	10,237	14,683	95.4	88.2
Personnel	2,625	2,889	18.8	17.4
Other operating expenses	13,638	10,067	65.4	60.5
Depreciation and amortization	4,045	4,387	28.5	26.4
Total operating expenses	30,545	32,026	208.0	192.5
Operating income:	(2,729)	(1,258)	(8.2)	(7.6)
Financial income (expense) – net	(559)	(733)	(4.8)	(4.4)
Income from associates (loss) – net	(9)	(1,864)	(12.1)	(11.2)
Goodwill amortization	55	111	0.7	0.7
Income before extraordinary items	(3,351)	(3,965)	(25.8)	(23.8)
Extraordinary income (loss) – net	277	80	0.5	0.5
Income before taxes and minority interests	(3,074)	(3,885)	(25.2)	(23.3)
Income tax	2,803	2,546	16.5	15.3
Minority interest	548	184	1.2	1.1
Net income	277	(1,154)	(7.5)	(6.9)
Balance Sheet Data:				
Cash and short-term financial investments	3,107	270	13.4	12.4
Accounts receivable	44,951	40,762	264.8	245.0
Total current assets	61,619	61,573	400.0	370.1
Audio-visual rights (Gross)	54,941	50,116	325.5	301.2
Total fixed and non-current assets	118,982	117,327	762.1	705.1
Total assets	182,120	180,247	1,171.0	1,083.5
Short-term payable to credit entities	22,609	25,501	165.6	153.3
Short-term deposits	3,769	2,665	17.3	16.0
Accounts payable	49,263	37,187	241.6	223.5
Total current liabilities	77,862	66,686	433.2	400.8
Long-term payable to credit entities	57,431	64,683	420.2	388.8
Long-term deposits	11,196	8,849	57.5	53.2
Total long-term liabilities	72,992	75,763	492.1	455.3
Minority interests	690	963	6.3	5.8
Total shareholders' equity	30,248	35,161	228.4	211.3
Total shareholders' equity and liabilities	182,120	180,277	1,171.0	1,083.5
Other Data:				
Average number of employees	—	1,203	—	—
Working capital[3]	3,259	18,317	119.0	110.1
Operating income margin[4]	(9.8%)	(4.1%)	—	—
EBITDA[5]	1,316	3,129	20.3	18.8
Number of subscribers – period end				
Canal+	1,527,052	1,671,401	—	—
Analogue[6]	1,095,093	1,023,635	—	—
Digital[7]	431,959	647,766	—	—
CSD	436,809	670,141	—	—
Total Group subscribers[8]	1,531,902	1,693,776	—	—

(1) Solely for the convenience of the reader, amounts stated in dollars have been translated from pesetas at the rate of Ptas 153.947 = U.S.$1.00 based on the Noon Buying Rate for the euro on March 31, 1999 and the irrevocable conversion rate referred to below.

(2) Solely for the convenience of the reader, amounts stated in euros have been translated from pesetas at a rate of €1.00 = Ptas 166.386, the irrevocable conversion rate established January 1, 1999.

(3) Permanent contract employees calculated on a monthly aggregate basis.

(4) Total current assets (excluding amounts due from shareholders for capital calls, cash and short-term financial investments) minus total current liabilities (excluding short-term payable to credit entities).

(5) Operating income as a percentage of total operating revenues.

(6) Operating income plus depreciation and amortization. EBITDA is presented because it is a widely accepted indicator of funds available to service debt, although it is not a generally accepted accounting measure of liquidity or performance. The Company believes that EBITDA, while providing useful information, should not be considered in isolation or as a substitute for net income as an indicator of operating performance, or as an alternative to cash as a measure of liquidity.

(7) Number of accumulated subscribers who take Canal+ Digital within CSD at period end. References to subscriber numbers at any date are to the number of subscription contracts in force at that date.

(8) Number of Canal+ analogue subscribers at period end plus accumulated number of CSD subscribers at period end. References to subscriber numbers at any date are to the number of subscription contracts in force at that date.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Memorandum. The financial information contained herein relating to the years ended December 31, 1996, 1997 and 1998 has been derived from the Annual Financial Statements, the individual financial statements of certain Group companies and the accounting records of the Group. The Annual Financial Statements have been audited by Arthur Andersen. The financial information contained herein in relation to the three month periods ended March 31, 1998 and 1999 has been derived from the Interim Financial Statements and the accounting records of the Group. The Interim Financial Statements for the period ended March 31, 1998 have been prepared by Company's management for comparison purposes. In the opinion of management, the Interim Financial Statements for the period ended March 31, 1998 present fairly the net worth, financial position and results of operations of the Company for such period. The Consolidated Financial Statements have been prepared in accordance with Spanish GAAP, which differs in certain respects from U.S. GAAP or generally accepted procedures in other countries. See "Annex A – Summary of Certain Differences between Spanish GAAP and U.S. GAAP".

General

Consolidated and individual company information

In the period under review in this discussion, one of the most significant events affecting the Sogecable Group's results of operations has been the launch of CSD, which took place on January 31, 1997. See " – Launch of CSD" below.

In order to illustrate the implications of this development, in the discussion that follows, in addition to analysis of the consolidated results of the Group, revenues and expenses are also analyzed at the level of the two principal companies in the Group – namely Sogecable and CSD – and on an aggregated basis in respect of the remaining Group companies. Set forth below is a summary of the activities of Sogecable, CSD and the other companies consolidated within the Group. For further information, see "Business".

Sogecable. The principal activity of Sogecable is the operation of the Canal+ channel, which Sogecable itself broadcasts in analogue format and which it also supplies to CSD for broadcasting in multiplexed, digital format. Sogecable is also active in acquiring programming rights from third parties, principally rights to films under its contracts with the Majors, which Sogecable uses itself for the purposes of Canal+ and which it also supplies to CSD as well as to Compañía Independiente de Televisión, S.L. ("CIT, S.L.") and its subsidiaries which are involved in the production of the Group's Channels. Sogecable in addition provides certain administrative and commercial services to CSD and other Group companies.

CSD. The principal activity of CSD is the operation of the Group's satellite digital pay-TV and PPV services. CSD acquires most of its programming for this service from Sogecable and other Group companies, rather than directly from external sources. The programming acquired from Sogecable by CSD includes Canal+ Digital, namely the Canal+ channel in its basic and multiplexed formats.

Other Group companies. The other companies that are fully consolidated within the Group include: (i) Gestión de Derechos Audiovisuales y Deportivos, S.A. ("Gestsport"), which acquires and manages rights to sports events and supplies sports programming to Sogecable and Sogecable Fútbol S.L. ("Sogecable Fútbol"); (ii) CIT, S.L., which produces most of the Group's Channels either directly (as in the case of *Documania, Estilo and Viajar*) or through its two 100% owned subsidiaries, Cinemanía, S.L., (*Cinemanía*) and Sogecable Fútbol (*Sportmanía*); (iii) Cable Antena S.A. ("Cable Antena"), which sells the Group's Channels and third party programming to cable operators; (iv) Sogecine and Sogepaq, which carry out the activities of production and distribution of films, respectively; (v) Centro de Asistencia Telefónica, S.A. ("CATSA"), which provides subscriber management services to Sogecable, CSD and third parties; and (vi) Canal Club de Distribución y Cultura, S.A. ("Canal Club"), which sells books, records and other merchandise to subscribers through catalogues. In addition, the Group consolidates certain associated Companies by the equity method. See "— Presentation of financial information — Equity method" below.

Consolidation adjustments

In view of the extensive intra-group transactions carried on by Sogecable, CSD and other Group companies, the analysis of their respective revenues and expenses set out below should be considered together with the applicable consolidation adjustments, which are summarized below.

The consolidation adjustments that arise can be grouped into four categories, namely the adjustments required in respect of (i) expenses incurred by CSD and revenues of Sogecable from the payments which CSD makes to Sogecable in respect of Canal+ Digital programming; (ii) expenses incurred and revenues arising from the sale of programming rights between members of the Group; (iii) expenses incurred and revenues arising from the provision of services between members of the Group; and (iv) expenses incurred and revenues arising from the payments between CSD and Sogecable in respect of the migration of Sogecable subscribers from the Canal+ analogue service to CSD.

Payment by CSD for Canal+ Digital. CSD pays Sogecable a monthly fee for every subscriber to CSD who takes Canal+ Digital as part of his or her package equal to 86.5% of the current monthly subscription payable by a Canal + analogue subscriber. In 1998, the consolidation adjustment required in respect of this item was Ptas 14,804 million. This amount appears as subscriber revenues in the individual accounts of Sogecable, and as cost of programming rights in the individual accounts of CSD.

Sale of programming rights. The principal sales of programming rights that take place are as follows:

(i) Sogecable sells programming rights to CSD, in particular programming rights acquired from the Majors. These rights include PPV rights to films, the Disney Channel, and certain theme channels included in the basic CSD package offered to subscribers. In 1998, Sogecable earned revenues of Ptas 5,768 million from the sale of film rights to CSD;

(ii) Sogecable also sells programming rights to CIT, S.L. and second-window pay-TV film rights to Cinemanía, S.L. which use these rights in the production of certain of the Group's Channels. Sogecable earned revenues of Ptas 2,144 million in 1998 from the sale of these rights;

(iii) Gestsport sells rights to sports events to Sogecable and to Sogecable Fútbol, S.L. Gestsport earned revenues of Ptas 4,933 million in 1998 from the sale of these rights; and

(iv) CIT, S.L. and its subsidiaries sell the Group's Channels to CSD. CIT, S.L. and its subsidiaries together earned revenues of Ptas 2,308 million in 1998 from the sale of these rights.

In total, taken together with certain other less significant intra-group payments in respect of programming rights (which totalled Ptas 2,265 million in 1998), the consolidation adjustments applicable in this category in 1998 were Ptas 17,418 million. These amounts appear as other revenues in the individual accounts of the company selling the relevant rights, and as cost of programming rights in the accounts of the acquiring company.

Services provided. Sogecable provides various administrative and commercial services to CSD which produced revenues for Sogecable of Ptas 1,120 million in 1998. CSD, on the other hand, provides various services to Sogecable and CIT, S.L. and its subsidaries from which it earned revenues of Ptas 2,314 million and Ptas 855 million, respectively, in 1998. CATSA provides subscriber management services to both Sogecable and CSD: in 1998 this generated revenues for CATSA of Ptas 4,546 million, of which Ptas 1,730 million was attributable to Sogecable and Ptas 2,816 million to CSD. Taking into account other less significant adjustments totalling Ptas 705 million, the total consolidation adjustment in 1998 in respect of services provided between Group companies was Ptas 9,540. These amounts appear as other revenues in the individual accounts of the company providing the service, and as other operating costs of the recipient of the service.

Migration fee. CSD pays to Sogecable a fee in respect of each new subscriber to CSD who migrates from the Canal+ analogue service and subscribes to Canal+ Digital. The payments made are as follows: (a) CSD makes a payment of Ptas 15,000 to Sogecable for every new subscriber to CSD who subscribes to Canal+ Digital, regardless of whether the subscriber has migrated from the analogue service, and (b) Sogecable makes a payment of Ptas 15,000 to CSD for every new subscriber to CSD who subscribes to Canal+ Digital and who has not migrated from the analogue service. The net effect of these two payments is that Sogecable receives from CSD a payment of Ptas 15,000 for each new subscriber to CSD who migrates from the Canal+ analogue service and who subscribes to Canal+ Digital. In 1998, payments by CSD to Sogecable totalled Ptas 3,738 million. Sogecable records the net fee as other operating revenue. CSD records the payment it makes to Sogecable as other operating costs, and the revenue from the payment made by Sogecable to it as other operating revenues.

Launch of CSD

One of the most significant factors in the analysis of the Sogecable Group's results of operations in the period under review has been the launch of CSD, which took place on January 31, 1997. The launch of a digital satellite platform necessarily involves the incurrence of significant fixed costs. As a result, until the necessary level of subscribers is achieved, the activity will inevitably incur losses. The Group has incurred a series of fixed costs related to the start-up of CSD's operations, which have resulted in the Group recording losses in the first two years of operation of the service.

The principal areas in which the Group has incurred significant fixed costs in relation to the launch of CSD are described below:

- The largest single cost item relates to programming. Increased costs have been incurred as the Group has sought to incorporate new programming content. Principally as a result of the terms of the contractual agreements with the Majors, the Group is obliged to make guaranteed minimum payments for certain programming content, particularly films. Generally these guaranteed minimum payments are fixed amounts that are linked to a given minimum level of subscribers. However, once the stipulated minimum number of subscribers is passed in respect of any contract, the cost structure for that contract becomes variable on a per subscriber basis. The cost of programming rights for sports events (with the exception of PPV rights) is generally fixed, with no correlation to the number of subscribers.
- Although the costs of recruiting new subscribers are variable in relation to the number of new subscriptions in any period, there is a fixed cost element deriving from the initial marketing effort required in connection with the launch of CSD.
- In relation to transmission, CSD has incurred fixed costs from the rental of seven transponders on the Astra satellite system.
- There has been an increase in the depreciation charge as a result of the significant investment made by the Group in new decoders needed for the satellite digital operation.
- Finally, the Group has increased its financial expense as a result of new debt incurred to fund the development of CSD.

Together these factors contributed to the Group recording a significant reduction in net income in 1997 relative to 1996, and recording a loss in 1998 and in the first three months of 1999.

The impact of the launch of CSD, which took place in January 1997, should also be taken into account when considering the comparison of results of operations for the years ended December 31, 1996 and 1997 set out below. In 1996 the entity which is now named CSD pursued a distinct business related to the provision of services to cable operators. Its revenues and expenses in 1996 do not bear meaningful comparison with later periods.

The Group's Channels

In conjunction with the launch of CSD the Sogecable Group has also extended the scope of its internal programming production. The Group currently produces or co-produces ten channels in addition to Canal+. See "Business - Production and sale of the Group's Channels". The development of the Group's Channels has led to opportunities to increase revenues, through the sale of this production to cable operators, but has also led to increased costs associated with the production activities and the need for additional programming material resulting in an increase in cost of programming rights.

Prior to July 1998 certain of these channels were produced by Sogecable and CSD respectively. These activities have now been transferred to CIT, S.L. and its subsidiaries.

Subscriber numbers

The growth in subscriber numbers is fundamental to the analysis of the Sogecable Group's results of operations directly affecting both revenues and expenses. Revenues from subscribers accounted for 76.4% of the Group's consolidated revenues in 1998. Growth in subscriber numbers also has a significant effect on expenses. In particular (i) the payment terms of the Group's contracts with the Majors and other producers for films and channels generally vary according to the number of subscribers (subject to minimum guaranteed levels), and *(ii)* the Group's commercial expenses are generally based on a unit cost per subscriber and so vary in relation to the numbers of new subscriptions (for recruitment costs) and the average number of subscribers (for subscriber management costs).

The following table shows subscriber numbers of Canal+ in its analogue and digital formats, respectively, and of CSD as at December 31, 1995, 1996, 1997 and 1998, as at March 31, 1998 and 1999 and as at May 31, 1999, as well as cancellation rates and average monthly revenues per subscriber for the periods shown.

Canal+	December 31, 1995	1996	1997	1998	March 31, 1998	March 31, 1999	May 31, 1999
Analogue	1,204,615	1,366,063	1,208,019	1,009,601	1,095,093	1,023,635	1,008,102
Digital	0	0	256,875	584,013	431,959	647,766	670,375
Total Canal+	1,204,615	1,366,063	1,464,894	1,557,614	1,527,052	1,671,401	1,678,477
CSD	0	0	260,168	599,350	436,809	670,141	697,631
Total Group subscribers(1)	1,204,615	1,366,063	1,468,187	1,608,951	1,531,902	1,693,776	1,705,733
Cancellation(%)(2)							
–Canal+ analogue	6.7%	7.7%	8.1%	8.9%	2.0%	2.6%	4.3%
–CSD	—	—	1.2%	3.9%	0.7%	1.6%	2.8%
Average monthly revenue per subscriber(3)							
–Canal+ analogue	—	3,625	3,320	3,149	—	3,080	3,249
–CSD	—	—	5,391	5,743	—	7,518	5,568

(1) Number of Canal+ analogue subscribers at period end plus number of CSD subscribers at period end. The number of subscribers as at each date shown above is the number of subscription contracts in force as at that date.

(2) Cancellation is the number of cancelled subscriptions in any period (excluding cancellations resulting from migration from Canal+ analogue to Canal+ Digital) expressed as a percentage of the aggregate of subscribers to the relevant service at commencement of the period plus new subscriptions in the period.

(3) Monthly subscription revenues including PPV and excluding connection fees.

The Group has traditionally experienced certain seasonal fluctuations in the levels of new and cancelled subscriptions. The most marked effect has been the high number of new subscriptions occurring in the period from September to February. See "Business – Canal+ – Commercial Policy". The degree of seasonal fluctuation may be affected by specific marketing promotions undertaken by the Group. Nevertheless such fluctuation may continue to affect the Group's reported results in particular periods in the future, and should also be taken into account in considering the discussion below of the Group's results for the three months ended March 31, 1999.

Presentation of financial information

The Annual Financial Statements and the Interim Financial Statements have been prepared in accordance with Spanish GAAP. The accounting principles and policies applied in preparation of the Consolidated Financial Statements are included in the notes to the Consolidated Financial Statements included elsewhere in this Memorandum. A summary of certain of those principles and policies is set out below.

Programming rights. Rights for films, sports events and television series to be used by the Group in its own programming are recorded in the Consolidated Financial Statements, upon signature of the relevant contracts, as inventory at the cost of acquisition. The rights are then expensed as follows: (i) in the case of films, according to a schedule determined by the Group to be representative of audience figures for successive showings of a film, under which (in the case of a film shown on eight occasions, which is the standard number of screenings) 52% of the cost is taken to the profit and loss account on the date of the first showing, with the remainder taken in fixed percentages over the remaining showings; (ii) in the case of sports events, the full cost is taken to the profit and loss account at the time of first showing; and (iii) in the case of television series, the cost is spread on a straight-line basis over the expected number of broadcasts. Other programming rights (for example, in relation to news or documentaries) are treated as expenses immediately upon acquisition or broadcast.

Tangible fixed assets. Two key categories of tangible fixed assets used by the Group are its analogue and digital decoders, respectively. The analogue decoders (and related equipment) used by the Group are depreciated over an estimated useful life of seven years. Until December 31, 1998 the digital decoders used by the Group were depreciated over an estimated useful life of five years. With effect from January 1, 1999, on the basis of a revised technical assessment, the estimated useful life of the digital decoders has been extended to seven years.

Intangible fixed assets. The principal category of intangible fixed assets recorded by the Group in the Consolidated Financial Statements comprises capitalized payments made in respect of audiovisual and sporting rights to be distributed by the Group. This category includes: (i) the capitalized value of advance payments made by Sogepaq to producers of films, television services and other audiovisual works; (ii) the capitalized value of

costs incurred in the production of films and the acquisition of library films (the Group commences depreciation of these items upon commercial release of the relevant production); (iii) film negatives, in situation where the Group is outright owner of the film (the Group depreciates these items on a straight line basis over a period of 10 years); (iv) other rights, which comprise principally the capitalized value of the advance payments made by Gestsport, CSD and Sogecable for the acquisition of rights to sports events, including the PPV football rights owned by CSD until 2003. Until June 26, 1998 the final category also included rights of Gestsport under a contract relating to the marketing of Real Madrid Club de Fútbol.

Start-up costs. Start-up costs capitalized in the Consolidated Financial Statements include costs related to the launch of CSD's broadcasting in digital format, and costs related to the recruitment of new subscribers to CSD in the launch period. The former set of costs is depreciated on a straight line basis over five years. Cost related to the recruitment of new subscribers in the launch period are depreciated over the period of their subscription, subject to a maximum of five years.

Taxation. The Group has elected to be treated for tax purposes on a consolidated basis. The entities included within the tax group as at December 31, 1998 were Sogecable, CATSA, Gestsport, CIT, S.L., Sogecine, Sogepaq, Canal Club, Cinemanía and Sogecable Fútbol. CSD was not eligible to be included within the tax group at December 31, 1998 because Sogecable had not owned a 90% interest in CSD for the qualifying period of one year.

The total tax charge of the Group comprises the aggregate of (i) the tax charge applicable to the tax group and (ii) the individual tax charge applicable to the companies which are consolidated for accounting purposes but which are outside the tax group.

Where pre-tax losses have been incurred, Spanish GAAP permits partial capitalization of the pre-tax losses provided that there is an expectation that profits will be recorded in coming years against which the losses can be offset for tax purposes. On this basis, the Group recorded income, in respect of capitalization of tax losses, of Ptas 9,041 million in 1997 and Ptas 12,848 million in 1998. See Note 3(i) to the Annual Financial Statements.

Equity method. The Consolidated Financial Statements show the results of associated companies accounted for by the equity method of accounting. In the period under review the most significant item in this respect has been the Group's participation in Audiovisual Sport, S.L. ("AVS"). See "Business – Acquisition and management of rights to sports events". For the years 1997 and 1998 the Group's share of the losses of AVS were Ptas 307 million and Ptas 3,734 million, respectively. The other associated companies of the Group whose results are consolidated by the equity method are Warner Lusomundo, Sogecable Musica, S.L. and CIN.TV S.L.

Interest rate and foreign exchange exposure

The Company manages its interest rate and foreign exchange risks by entering into over-the-counter hedging instruments with financial entities with a minimum credit rating of AA. These instruments take the form of arrangements such as swaps and collars in respect of interest rate risk, and forward contracts and currency options in respect of foreign exchange risk.

The syndicated loan agreement described under "- Liquidity and capital resources - Liquidity" below requires CSD to partially hedge its interest rate exposure. As at June 30, 1999, the amount hedged by CSD in respect of the syndicated loan was Ptas 33,388 million.

Between 35% and 40% of the Group's payments are made in currencies other than those participating in the euro, whilst substantially all its revenues are in pesetas.The foreign currency payments made by the Group arise principally under its agreements with the Majors, Mini-Majors and in respect of certain international sports events. The Group's foreign exchange exposure is monitored centrally by the treasury department which arranges cover as appropriate, using a range of instruments including derivatives.

As at June 30, 1999, the Company had long positions against the U.S. dollar, in the form of currency options representing a total notional value of U.S.$90.35 million. These long positions were offset by short positions, in the form of currency options, representing a total notional value of U.S.$108.6 million. See "Risk factors – Foreign exchange exposure".

Results of operations for the years ended December 31, 1996, 1997 and 1998

The following table shows in summarized form the consolidated results of operations for the Group for the three years ended December 31, 1996, 1997 and 1998.

	December 31, 1996 Ptas million	December 31, 1997 Ptas million	1996 vs 1997 (%)	December 31, 1998 Ptas million	1997 vs 1998 (%)
Total operating revenues	74,797	88,272	18.0	103,856	17.7
Total operating expenses	66,170	98,416	48.7	117,719	19,7
Operating income (loss)	8,627	(10,144)	—	(13,863)	36.7
Financial income (expense) – net	(449)	218	—	(3,439)	
Income from associates (loss) – net		(310)	—	(3,824)	1,134.5
Goodwill amortization	55	186	238.2	239	28.5
Income (loss) before extraordinary items	8,123	(10,422)	—	(21,365)	105.0
Extraordinary income (loss) – net	567	324	(42.9)	3,566	1,001.6
Income before taxes and minority interests	8,690	(10,098)	—	(17,798)	76.3
Income tax	2,565	(9,041)	—	(12,848)	42.1
Minority interest	94	(1,354)	—	(1,294)	(4.4)
Net income (loss)	6,031	296	—	(3,656)	—

Years ended December 31, 1997 and 1998

Total Operating Revenues

The following table shows consolidated revenues of the Group for 1997 and 1998, with the breakdown of revenues between payments from subscribers, advertising revenues and other revenues:

	December 31, 1997		December 31, 1998		97 vs 98
	Ptas million	%	Ptas million	%	(%)
Subscribers	66,143	*74.9*	79,352	*76.4*	20.0
Advertising	3,669	*4.2*	4,075	*3.9*	11.1
Other	18,460	*20.9*	20,429	*19.7*	10.7
Total	88,272	*100*	103,856	*100*	17.7

The Group's operating revenues comprise (i) payments from subscribers, which represented 76.4% of total operating revenues in 1998 and which comprise monthly charges, charges for PPV services, initial connection charges and rental charges for decoders and adapters; (ii) other revenues, which represented 19.7% of total operating revenues in 1998 and which comprise principally capitalization of start-up costs in CSD and of film production costs in Sogecine, revenues from the sale of programming to third parties and revenues from the production and distribution of films and, in 1998 only, certain monthly equipment rental payments to CSD, as described below; and (iii) advertising revenues from advertising carried on Canal+, CSD, the Group's Channels and in the two magazines which the Group produces for analogue and digital subscribers, respectively (which represented 3.9% of total operating revenues in 1998).

Total operating revenues of the Group in the year ended December 31, 1998 were Ptas 103,856 million, an increase of 17.7% over total operating revenues of Ptas 88,272 million recorded in the year ended December 31, 1997. This increase in total operating revenues was mainly due to the increase in revenues from subscribers, which grew by 20.0% from Ptas 66,143 million in the year ended December 31, 1997 to Ptas 79,352 million in the year ended December 31, 1998. This increase was principally attributable to the growth in subscriber numbers in CSD and the fact that average revenues per subscriber are higher for CSD than for the Canal+ analogue service. Other operating revenues were Ptas 20,429 million in the year ended December 31, 1998, an increase of 10.7% over the figure of Ptas 18,460 recorded in the previous year, principally as a result of the increases in monthly equipment rental payments to CSD which were recorded as other revenues in 1998 (totalling Ptas 3,938 million) but had been recorded as subscriber revenues in 1997. This increase was however partially offset by (i) a decrease in the revenues of Gestsport, which fell from Ptas 9,226 million in 1997 to Ptas 7,287 million in 1998; and (ii) a decrease in the start-up costs capitalized by CSD, which were Ptas 4,177 million in 1997, compared to Ptas 2,276 million in 1998. See the discussion of other operating revenues in relation to Sogecable, CSD and

other companies of the Group below. Advertising revenues at the consolidated level in the year ended December 31, 1998 were Ptas 4,075 million, an increase of 11.1% over the figure of Ptas 3,669 million recorded in the previous year, principally as a result of an increase in the amount of advertising space sold on Canal+, and the dedication of additional space in the Canal+ subscriber magazine to advertising. See the discussion of advertising revenues in relation to Sogecable and CSD below.

The following table shows the breakdown of total operating revenues between subscriber payments, advertising, and other revenues for Sogecable, CSD, and the other Group companies, respectively. It also shows the consolidation adjustments applicable and the resulting breakdown of operating revenues at the consolidated level between subscriber payments, advertising and the other revenues.

	December 31, 1997		December 31, 1998		97 vs 98
	Ptas (million)	%	Ptas (million)	%	(%)
Sogecable					
Subscribers	58,360	*82.5*	60,172	*75.6*	3.1
Advertising	3,628	*5.1*	3,946	*5.0*	8.7
Other	8,774	*12.4*	15,483	*19.4*	76.5
Total	70,762	*100*	79,601	*100*	12.5
CSD					
Subscribers	9,621	*62.0*	33,120	*74.5*	244.2
Advertising	41	*0.3*	129	*0.3*	214.6
Other	5,845	*37.7*	11,218	*25.2*	91.9
Total	15,507	*100*	44,467	*100*	186.8
Other Group companies					
Subscribers	598	*2.4*	864	*3.4*	44.5
Advertising	0	*0*	0	*0*	—
Other	24,104	*97.6*	24,424	*96.6*	1.3
Total	24,702	*100*	25,288	*100*	2.4
Consolidation adjustments					
Subscribers	(2,436)	*10.7*	(14,804)	*32.5*	507.7
Advertising	0	*0*	0	*0*	—
Other	(20,263)	*89.3*	(30,696)	*67.5*	51.5
Total	(22,700)	*100*	(45,500)	*100*	100.4
Consolidated					
Subscribers	66,143	*74.9*	79,352	*76.4*	20.0
Advertising	3,669	*4.2*	4,075	*3.9*	11.1
Other	18,460	*20.9*	20,429	*19.7*	10.7
Total	88,272	*100*	103,856	*100*	17.7

Sogecable

Sogecable earns operating revenues from three sources, namely (i) subscriber revenues, which represented 75.6% of total operating revenues in 1998, and which include principally monthly payments in respect of both analogue and digital subscribers to Canal+ (the revenues in respect of digital subscribers being the payment by CSD described in "– General – Consolidation adjustments – Payment by CSD for Canal+ Digital" above), initial connection charges from new subscribers to the Canal+ analogue service and rental charges for adapters paid by subscribers to the Canal+ analogue service; (ii) other revenues, which represented 19.4% of Sogecable's total operating revenues in 1998, and which include principally the sale of programming rights held by Sogecable to CSD and to the subsidiaries producing the Group's Channels, payment for the provision of services by Sogecable to its subsidiaries, the payments made by CSD to Sogecable in respect of subscribers migrating from the analogue to the digital service and Sogecable's share of revenues from Warner Sogefilms (an economic interest grouping, whose revenues are attributed directly to its participants); and (iii) revenues from the sale of advertising on

Canal+ and in the magazine delivered to Canal+ subscribers, which represented 5.0% of Sogecable's total operating revenues in 1998.

Sogecable's operating revenues in the year ended December 31, 1998 were Ptas 79,601 million, an increase of 12.5% over the previous year. This increase came principally from the increase in other revenues, and to a lesser extent from the increase in subscriber revenues.

Subscriber revenues. Subscriber revenues of Sogecable grew by 3.1% from Ptas 58,360 million in 1997 to Ptas 60,172 million in 1998. Revenues in respect of subscribers to Canal+ Digital increased significantly from Ptas 2,436 million in 1997 to Ptas 14,804 million in 1998, as a result of (i) an increase in the number of subscribers to Canal+ Digital in CSD, which rose from 256,875 at December 31, 1997 to 584,013 at December 31, 1998, and (ii) to a lesser extent, an increase in the monthly charge payable by Canal+ subscribers to the analogue service from Ptas 3,533 to Ptas 3,660 which took effect on March 1, 1997 and remained in force at December 31, 1998 (this being relevant because the amount payable by CSD to Sogecable for each Canal+ Digital subscriber, as described above, is equal to 86.5% of the monthly subscription for the analogue service). In addition, there was an increase in revenues from the connection charges payable by new subscribers to the Canal+ analogue service, from Ptas 1,595 million in 1997 to Ptas 2,164 million in 1998, as a result of the increase in the connection charge from Ptas 9,000 to Ptas 15,000, which took effect on January 19, 1998. These increases were partially offset by (i) a reduction in revenues from monthly payments by Canal+ analogue subscribers which (notwithstanding the increase in monthly charge referred to above) fell from Ptas 50,201 million in 1997 to Ptas 40,061 million in 1998, due to the reduction in the number of subscribers to the Canal+ analogue service (1,208,019 at December 31, 1997 compared to 1,009,601 at December 31, 1998) as a result of migration of subscribers to CSD, and (ii) a reduction in revenues from rental of adapters, which decreased from Ptas 3,746 million in 1997 to Ptas 2,729 million in 1998, as a result of the migration of subscribers to CSD and also as a result of the decreasing number of televisions in use requiring an adapter. See "Business – Canal+– Transmission and Technology".

Advertising revenues. Sogecable's advertising revenues increased by 8.7% from Ptas 3,628 million in the year ended December 31, 1997 to Ptas 3,946 million in 1998. This increase was the result of an increase in the amount of advertising space carried on Canal+ in 1998, and, to a lesser extent, to the fact that additional space was dedicated to advertising in the Canal+ subscriber magazine in that year.

Other revenues. Other revenues of Sogecable grew by 76.5% to Ptas 15,483 million in 1998, compared to Ptas 8,774 million in 1997. This increase derived principally from (i) additional revenues from the sale by Sogecable of programming to CSD and to CIT, S.L. and its subsidiaries (which increased from Ptas 3,698 million in 1997 to Ptas 7,516 million in 1998), (ii) from an increase in revenues from the provision of services to CSD and other Group companies, such as management of the central purchasing function, human resources management, corporate services and information technology services (which increased by Ptas 926 million to Ptas 1,868 million), and (iii) from a first-time contribution from Warner Sogefilms (of Ptas 989 million).

CSD

CSD, like Sogecable, earns operating revenues from three sources, namely: (i) subscriber revenues, which represented 74.5% of CSD's total operating revenues in 1998 and which include monthly payments (both for packages and options), payments for PPV services, connection charges and the monthly rental charge for decoders (although in 1998 the monthly rental charge was classified as other revenue), (ii) other revenues, which were 25.2% of CSD's total operating revenues in 1998 and which include principally the costs charged to the affiliates producing the Group's Channels (and, to a limited extent, to third parties) for use of transmission and technical services provided by CSD, start-up costs of CSD which have been capitalized and, in 1998 only, the monthly decoder rental charge referred to above; and (iii) advertising revenues, which derive principally from the sale of advertising in the magazine produced for CSD subscribers and which in 1998 represented 0.3% of CSD's total operating revenues.

CSD's operating revenues were Ptas 44,467 million in the year ended December 31, 1998, an increase of 186.8% over the corresponding figure of Ptas 15,507 million in the previous year. This increase was principally attributable to the increase in the number of CSD's subscribers.

Subscriber revenues. Revenues from subscribers for CSD were Ptas 33,120 million in the year ended December 31, 1998, an increase of 244.2% over the revenues of Ptas 9,621 million recorded in 1997. This reflects principally the significant increase in subscriber numbers for CSD in the period, from 260,168 at December 31, 1997 to 599,350 at December 31, 1998. The increase in subscriber numbers in turn gave rise to (i) an increase in revenues from the sale of "packages", which rose from Ptas 4,549 million in 1997 to Ptas 22,525 million in 1998; (ii) an increase in revenues from PPV, which rose from Ptas 436 million in 1997 to Ptas 4,370 million in 1998,

principally because football was not fully included in the PPV service until September 1997; and (iii) increased revenues from connection charges, which rose from Ptas 3,826 million in 1997 to Ptas 5,677 million in 1998, notwithstanding the reduction in connection charges from Ptas 32,500 to Ptas 15,000 which took place in June 1998. This reduction in connection charges was the result of CSD ceasing to bear responsibility for the acquisition and installation of the subscriber's satellite dish, transferring this responsibility to the subscriber himself. The effect of this change of strategy on CSD's financial results was to reduce the revenues of CSD from the connection charge for each new subscriber, but at the same time to reduce CSD's commercial expenses for recruitment of the new subscriber, as CSD no longer bore the related cost. In 1997, revenues from subscribers for CSD included Ptas 766 million in respect of monthly rental charges for decoders. In 1998, this item was reclassified as other revenues.

Other revenues. Other operating revenues of CSD were Ptas 11,218 million in the year ended December 31, 1998, representing an increase of 91.9% over the other operating revenues of Ptas 5,845 million recorded in 1997. This increase was principally attributable to revenues from the monthly decoder rental charge for CSD subscribers, which were Ptas 4,704 million in 1998. The corresponding revenue of Ptas 766 million in 1997 had been classified as subscriber revenues, as discussed above. Other increases included the transmission and technical costs recharged by CSD to other Group companies and certain third parties, which were Ptas 1,997 million in 1998 compared to Ptas 123 million in the previous year. These amounts are recharged because CSD bears the full cost of rental of the transponders used to broadcast the channels of the entities which pay the charge. Finally there was an increase in the payment made by Sogecable to CSD for new subscribers to Canal+ Digital. See "– General – Consolidation adjustments" above. These increases were partially offset by a decrease in start-up costs capitalized in CSD, from Ptas 4,177 million in 1997 to Ptas 2,276 million in 1998. The amounts capitalized, which relate principally to promotional costs, are depreciated over a period of 5 years.

Advertising revenues. Advertising revenues of CSD increased from Ptas 41 million in 1997 to Ptas 129 million in 1998, principally as a result of the increased circulation of the magazine distributed to CSD's subscribers.

Other Group companies

The aggregated operating revenues of other Group companies comprise: (i) subscriber revenues, which represent amounts charged by Cable Antena to cable operators for the supply of programming (and which represented 3.4% of operating revenues of other Group companies in 1998); and (ii) other revenues (96.6% of operating revenues in 1998). Other revenues include (a) revenues of Gestsport (29.8% of the other revenues of other Group companies in 1998), (b) revenues of CATSA (23.8%), (c) revenues of Sogepaq (21.4%), (d) revenues of Sogecine (11.6%) and (e) revenues of other companies, in particular the companies which produce the Group's Channels and Canal Club (and which in total represented 13.4% of other operating revenues of other Group companies in 1998).

Total operating revenues of other Group companies in 1998 were Ptas 25,288 million, an increase of 2.4% over the total operating revenues of Ptas 24,702 million recorded in 1997, mainly as a result of the increase in sales by Cable Antena to cable operators.

Subscriber revenues. Total operating revenues of other Group companies (namely Cable Antena) from subscribers were Ptas 864 million in the year ended December 31, 1998, an increase of 44.8% from revenues of Ptas 598 million recorded in 1997. These revenues comprise amounts charged to cable operators for the supply of programming, and the increase in revenues from this source in 1998 is attributable to the additional agreements reached by the Group with cable operators in 1998, and the increased quantity of programming supplied to them.

Other revenues. Other revenues of other Group companies were Ptas 24,424 million in the year ended December 31, 1998, an increase of 1.3% from Ptas 24,104 million in the previous year. This variation reflects (i) the first-time contribution to revenues of CIT, S.L. in 1998, of Ptas 2,468 million; (ii) an increase in the revenues of Sogecine and Sogepaq from Ptas 5,831 million in 1997 to Ptas 8,057 million in 1998; and (iii) an increase in the revenues of CATSA from Ptas 4,903 million in 1997 to Ptas 5,812 million in 1998. These increases were largely offset by (i) the termination of the activities of Sogepaq Distribución, S.A., ("Sogepaq Distribución") which had recorded other operating revenues of Ptas 3,041 million in 1997, and (ii) a decrease in the revenue of Gestsport, from Ptas 9,226 million in 1997 to Ptas 7,287 million in 1998, principally as a result of Gestsport transferring its contractual marketing rights of Real Madrid Club de Fútbol from June 1998.

Total operating expenses

The following table shows total operating expenses of the Group on a consolidated basis for 1997 and 1998, with the breakdown of expenses between cost of programming rights, personnel cost, other operating expenses and depreciation:

	December 31, 1997		December 31, 1998		97 vs 98
	Ptas million	%	Ptas million	%	(%)
Programming rights	32,122	*32.6*	42,181	*35.8*	31.3
Personnel	9,634	*9.8*	11,096	*9.4*	15.2
Other operating expenses	43,843	*44.5*	44,228	*37.6*	0.9
Depreciation	12,817	*13.0*	20,214	*17.2*	57.7
Total operating expenses	98,416	*100*	117,719	*100*	19.6

The Group's operating expenses include (i) cost of programming rights relating to the acquisition of programming from external sources by Sogecable and by the Group companies carrying on production of the Group's Channels (which represented 35.8% of total operating expenses in 1998); (ii) other operating expenses, which represented 37.6% of total costs in 1998, and which include (a) the costs of transmission (under arrangements with Retevisión, in the case of the analogue service, and under the arrangements for use of the Astra satellite system in relation to CSD); (b) other programming costs such as author's rights payments, dubbing costs and technical services related to programming; (c) commercial expenses including costs related to marketing and distribution of the Group's services and the recruitment and management of subscribers; and (d) general and administrative costs such as rent, maintenance costs, advertising commissions, travel costs and advisory fees; (iii) depreciation of the Group's tangible assets (principally, decoders and related connection equipment for use by subscribers) and intangible assets (principally programming rights for library films) (which altogether represented 17.2% of total operating expenses in 1998); and (iv) personnel costs, which represented 9.4% of total expenses in 1998.

Total operating expenses of the Group were Ptas 117,719 million in 1998, an increase of 19.6% compared to Ptas 98,416 million in 1997. This increase was principally attributable to a significant increase in subscriber numbers, the launch of the Group's Channels and the inclusion of third party programming within the content offered by the Group. Within this total:

- the cost of programming rights increased by 31.3% from Ptas 32,122 million in 1997 to Ptas 42,181 million in 1998. This is the result principally of (i) the Group expanding its range of programming as a result of the development of CSD and launch of the Group's Channels, and (ii) the increase in subscriber numbers, as a result of the fact that, in relation to film rights (which is the largest element in the cost of programming rights for the Group), payments are generally calculated on a per subscriber basis so that the increase in subscriber numbers achieved by the Group in 1998 has led to corresponding increases in the payments due.

- cost of personnel increased by 15.2% to Ptas 11,096 million in 1998, compared to Ptas 9,634 million in previous years. This was attributable principally to an increase in the workforce necessitated by the expansion of CSD's operations, which included in particular an increase in the number of CATSA's employees. The average number of employees in 1998 was 1,250, compared to 1,079 in the previous year, an increase of 15.8%. This increase in the number of employees was partially offset by a reduction in the average cost per employee.

- other operating expenses increased by only 0.9% in 1998, to Ptas 44,228 million, compared to Ptas 43,843 million in the previous year. This variation was attributable to increased commercial expenses of Sogecable and CSD, offset by a reduction in transmission costs of Sogecable and CSD as a result of cessation of the rental of analogue transponders on the Astra satellite system.

- the depreciation charge at the consolidated level increased by 57.7% from Ptas 12,817 million in 1997 to Ptas 20,214 million in 1998. This increase was principally attributable to the investment made by the Group during 1997 and in 1998 in decoders for the satellite digital service. Under the accounting policies adopted by the Group until December 31, 1998 these decoders were depreciated over a 5 year period (compared to the 7 year period which had been adopted for analogue decoders). See "– General – Presentation of financial information" above.

The following table shows the breakdown of operating expenses between programming rights; personnel costs; other operating expenses and depreciation for, respectively, Sogecable, CSD and the other Group companies, together with the applicable consolidation adjustments.

	December 31, 1997		December 31, 1998		97 vs 98
	Ptas million	%	Ptas million	%	(%)
Sogecable					
Programming rights	23,231	*40.5*	33,749	*49.9*	45.3
Personnel	5,711	*10.0*	6,001	*8.9*	5.1
Other operating expenses	22,694	*39.5*	21,816	*32.2*	(3.9)
Transmission	4,172	*7.3*	4,331	*6.4*	3.8
Other programming expenses	5,055	*8.8*	4,933	*7.3*	(2.4)
Commercial expenses	7,476	*13.0*	6,491	*9.6*	(13.2)
G&A	5,991	*10.4*	6,061	*9.0*	1.2
Depreciation	5,756	*10.0*	6,116	*9.0*	6.3
Total operating expenses	57,392	*100*	67,682	*100*	17.9
CSD					
Programming rights	8,229	*23.0*	29,880	*44.3*	263.1
Personnel	985	*2.8*	1,386	*2.1*	40.7
Other operating expenses	24,429	*68.3*	27,745	*41.2*	13.6
Transmission	4,859	*13.6*	3,335	*4.9*	(31.4)
Other programming expenses	2,759	*7.7*	1,994	*3.0*	(27.7)
Commercial expenses	14,253	*39.9*	19,374	*28.8*	35.9
G&A	2,558	*7.0*	3,042	*4.5*	19.2
Depreciation	2,147	*6.0*	8,368	*12.4*	289.8
Total operating expenses	35,789	*100*	67,378	*100*	88.3
Other Group companies					
Programming rights	11,657	*41.6*	9,902	*35.8*	(15.1)
Personnel	2,938	*10.5*	3,710	*13.1*	26.3
Other operating expenses	8,424	*30.1*	8,817	*31.2*	4.7
Depreciation	5,000	*17.8*	5,818	*20.6*	16.4
Total operating expenses	28,019	*100*	28,247	*100*	0.8
Consolidation adjustments					
Programming rights	(10,996)	*48.3*	(31,350)	*68.8*	185.1
Personnel	0	*0*	0	*0*	0
Other operating expenses	(11,704)	*51.4*	(14,150)	*31.0*	20.9
Depreciation	(86)	*0.3*	(89)	*0.2*	3.5
Total operating expenses	(22,786)	*100*	(45,589)	*100*	100.1
Consolidated					
Programming rights	32,122	*32.6*	42,181	*35.8*	31.3
Personnel	9,634	*9.8*	11,096	*9.4*	15.2
Other operating expenses	43,843	*44.5*	44,228	*37.6*	0.9
Depreciation	12,817	*13.0*	20,214	*17.2*	57.7
Total operating expenses	98,416	*100*	117,719	*100*	19.6

Sogecable

Sogecable's total operating expenses in the year ended December 31, 1998 increased by 17.9% to Ptas 67,682 million, compared to Ptas 57,392 million in 1997. The main element in this increase was the rise of 45.3% in the cost of programming rights, which in 1998 amounted to Ptas 33,749 million compared to Ptas 23,231 million in 1997. This increase was principally attributable to increased payments for rights to films

and Third Party Channels (Ptas 19,185 million in 1998 compared to Ptas 11,006 million in 1997), both as a result of Sogecable acquiring more material to fulfill the programming needs of the Group's Channels and CSD, in addition to Canal+, and as a result of the fact that programming charges for films and Third Party Channels are generally related to numbers of subscribers, which have increased at Group level. In addition, there was an increase in the cost of rights to sports events, from Ptas 9,465 million in 1997 to Ptas 10,763 million in 1998. This was in part attributable to the entry into force of the new contract relating to Spanish football from September 1998.

Personnel costs in Sogecable increased by 5.1% from Ptas 5,711 million in 1997 to Ptas 6,001 million in 1998. Average personnel numbers increased by 2.6% from 744 in 1997 to 763 in 1998. The average cost per employee increased in line with inflation.

Other operating costs in Sogecable declined by 3.9% from Ptas 22,694 million in 1997 to Ptas 21,816 million in 1998. Within this category of other operating costs:

- transmission charges increased by 3.8% from Ptas 4,172 million to Ptas 4,331 million. Sogecable pays transmission charges for the broadcast of its analogue service to Retevisión, whose charges for this service are fixed by an independent regulator. See "Business – Canal+ – Transmission and Technology". Sogecable also makes a payment to CSD in respect of the transmission costs incurred by CSD in broadcasting Canal+ Digital through the Astra satellite system. The increase in transmission charges was principally attributable to an increase in the costs charged by CSD to Sogecable for transmission of Canal+ Digital, offset to a certain extent by a reduction in the charges payable to Retevision for transmission of the analogue service.

- other programming expenses of Sogecable fell by 2.4% from Ptas 5,055 million in 1997 to Ptas 4,933 million in 1998, principally because in 1998 Sogecable transferred production of certain of the Group's Channels previously undertaken by it to CIT, S.L. and its subsidiaries.

- commercial expenses of Sogecable fell by 13.2% from Ptas 7,476 million in 1997 to Ptas 6,491 million in 1998. This reduction in costs is principally the consequence of (i) reduced subscriber management expenses as a result of the decline in the number of analogue subscribers in 1998 and (ii) lower aggregate commission expense as a result of the decline in the number of new analogue subscribers in 1998.

- general and administrative costs in Sogecable increased by 1.2% from Ptas 5,991 million in 1997 to Ptas 6,061 million in 1998, principally reflecting inflationary effects.

The depreciation charge in Sogecable increased by 6.3% from Ptas 5,756 million in 1997 to Ptas 6,116 million in 1998. The increase was principally attributable to additional acquisitions of audiovisual rights, resulting in a higher depreciation charge, although this was offset in part by a reduced depreciation charge in relation to decoders and related equipment, as a result of Sogecable not acquiring new decoders for the analogue service.

CSD

CSD's total operating expenses in the year ended December 31, 1998 increased by 88.3% to Ptas 67,378 million, compared to Ptas 35,789 million in 1997.

The main increase in this total was in respect of the cost of programming rights, which increased by 263.1% to Ptas 29,880 million in 1998 compared to Ptas 8,229 million in 1997. These charges principally relate to intra-group transactions, since most of CSD's programming is acquired from other Group companies. The increase was attributable to two principal factors: (i) the inclusion within CSD's programming offered to subscribers of the Group's Channels and additional Third Party Channels, and (ii) a significant increase in the number of subscribers which, as explained in relation to Sogecable above, gives rise to increased programming costs. These factors are reflected in (i) the increased amounts payable by CSD for the Canal+ Digital programming (Ptas 14,809 million in 1998, compared to Ptas 2,436 million in 1997), (ii) increased expenses in respect of PPV, which rose from Ptas 1,154 million in 1997 to Ptas 6,860 million in 1998 (and which include both the annual amortization, over a period of 5 years, of the payment of Ptas 15,000 million made in 1997 to acquire exclusive PPV rights to Spanish football, and the payment made by CSD to AVS of 91% of PPV revenues from football and the cost associated with PPV movie sales) and (iii) increased costs in supplying programming for CSD's Basic package, which rose from Ptas 1,187 million in 1997 to Ptas 5,636 million in 1998.

Personnel expenses of CSD increased by 40.7% to Ptas 1,386 million in 1998, compared to Ptas 985 million in 1997. Average fixed employee numbers of CSD were 125 in 1997, increasing by 64% to 205 in 1998. This increase in numbers was offset in part by a reduction in the average cost per employee.

Other operating expenses of CSD increased by 13.6% to Ptas 27,429 million in 1998, compared to Ptas 24,429 million in the previous year. This increase derived principally from the increase in commercial expenses, which more than offset the decreases in transmission charges and other programming expenses, as described below. Within this category of other operating expenses:

- transmission charges reduced by 31.4% to Ptas 3,335 million in 1998 compared to Ptas 4,859 million in 1997. This was principally due to the fact that until the end of 1997, when the relevant rental agreement was terminated, CSD was paying for analogue transponders previously used in the satellite analogue broadcasting of Canal+.

- other programming expenses fell by 22.7% from Ptas 2,759 million in 1997 to Ptas 1,994 million in 1998. This was principally the result of CSD transferring to CIT, S.L. in July 1998 the responsibility for production of certain of the Group's Channels.

- commercial expenses increased by 35.9% to Ptas 19,374 million in 1998, compared to Ptas 14,253 million in 1997. The costs of recruitment of subscribers increased from Ptas 12,663 million to Ptas 15,798 million as a result of (i) an increase in the costs of installation and materials, due to the significant increase in new subscriptions and notwithstanding the change of policy in relation to installation, described above, which took effect in June 1998; (ii) an increase in the payments which CSD makes to Sogecable in respect of all new subscribers to Canal+ Digital. These increases were partially offset by a reduction in amounts paid to installers (in consequence of the change of installation policy referred to above). There was a small increase in the cost of subscriber management, from Ptas 3,375 million in 1997 to Ptas 3,860 million in 1998, due to an increase in the production costs of CSD's magazine.

- general and administrative costs in CSD increased by 19.2% in 1998 to Ptas 3,042 million, compared to Ptas 2,558 million in 1997. Within this line item, an increase of Ptas 309 million was recorded in relation to information technology costs.

Depreciation charges in CSD increased by 289.8% from Ptas 2,147 million in 1997 to Ptas 8,368 million in 1998, as a result of the significant investment by CSD in the acquisition of digital decoders to meet the requirements of new subscribers.

Other Group companies

Operating expenses of other Group companies increased by 0.8% to Ptas 28,247 million in 1998, compared to Ptas 28,019 million in 1997. Within this total the cost of programming rights fell by 15.1% to Ptas 9,902 million in 1998 compared to Ptas 11,657 million in the previous year. The main element in cost of programming rights for other Group companies is the cost of rights to sports events acquired by Gestsport. This cost for Gestsport declined from Ptas 8,636 million in 1997 to Ptas 6,303 million in 1998, principally as a result of the sale by Gestsport of its rights to marketing of Real Madrid Club de Fútbol, and the consequent termination of that activity by Gestsport. In addition, Sogepaq Distribución recorded cost of programming rights of Ptas 1,851 million in 1997. In 1998, the corresponding business was carried on by Warner Sogefilms, an economic interest grouping whose results are imputed directly to Sogecable. These decreases were offset in part by programming costs in CIT, S.L., Cinemanía and Sogecable Fútbol which were recorded for the first time in 1998, and amounted to Ptas 2,496 million.

Personnel expenses of other Group companies increased by 26.3% to Ptas 3,710 million in 1998 compared to Ptas 2,938 million in 1997. This increase was principally attributable to increased employee numbers in CATSA (average employees were 138 in 1998 compared to 97 in 1997), reflecting the increased demand for that company's services as a result of the growing subscriber base of the Group.

Other operating expenses of other Group companies increased by 4.7% to Ptas 8,817 million in 1998, compared to Ptas 8,424 million in 1997. This increase was principally attributable to an increase in operating expenses in Sogepaq (from Ptas 1,928 million in 1997 to Ptas 3,009 million in 1998), and in the development of the activity of CIT, S.L. and its subsidiaries, which together recorded other operating expenses of Ptas 1,487 million in 1998 with no significant corresponding item recorded in 1997. This increase was largely offset by a decrease in other operating expenses of Gestsport, from Ptas 2,062 million in 1997 to Ptas 1,510 million in 1998, and a decrease in the costs of Canal Club from Ptas 1,466 million in 1997 to Ptas 785 million in 1998.

Depreciation charges in other Group companies increased by 16.4% from Ptas 5,000 million in 1997 to Ptas 5,818 million in 1998. This reflects principally the increased levels of activity of Sogecine and Sogepaq in 1998.

Consolidation adjustments

Payment by CSD for Canal+ Digital. This consolidation adjustment was Ptas 14,804 million in 1998, compared to Ptas 2,436 million in 1997. The increase was attributable to a significant increase in the number of subscribers taking the Canal+ Digital service in 1998.

Sale of other programming rights. This adjustment was Ptas 16,546 million in 1998, compared to Ptas 8,560 million in 1997. The increase reflects the increased level of intra-group transfer of programming rights in 1998, as a result of the establishment and development of the Group's Channels, and the launch of new channels within CSD.

Services provided. This adjustment was Ptas 10,412 million in 1998, compared to Ptas 8,190 million in 1997. The increase was principally attributable to the increase in revenues of Sogecable from services provided to subsidiaries producing the Group's Channels, which was Ptas 2,383 in 1998 with no corresponding adjustment in 1997, and to the increase in services provided by CATSA to CSD, which generated revenues for CATSA of Ptas 2,816 million in 1998 compared to Ptas 2,340 million in 1997.

Migration fee. The net migration fee payable by CSD to Sogecable was Ptas 3,738 million in 1998, compared to Ptas 3,513 million in 1997. This reflects the increased number of subscribers migrating from the analogue service to CSD.

Operating income (loss)

The Group recorded a consolidated operating loss of Ptas 13,863 million in 1998, an increase of 36.7% over the loss of Ptas 10,144 million recorded in the previous year. Although total operating revenues increased by 17.7% in 1998 compared to 1997, operating expenses increased by 19.7%. The Group's operating margin was negative 13.3% in 1998, compared to negative 11.5% in 1997, due principally to the impact of fixed costs incurred in connection with the launch of CSD. See "General – Launch of CSD" above.

Below is a discussion of operating margin for Sogecable, CSD and the other group companies respectively in 1997 and 1998. Operating margin is operating income (loss) expressed as a percentage of total operating revenues.

- *Sogecable:* operating margin was 15.0% in 1998, compared to 18.9% in 1997 principally as a result of the increased cost to Sogecable of programming rights and the fact that, in respect of Canal+ subscribers who migrate from the analogue to the digital service, the monthly payment received by Sogecable is only 86.5% of the monthly payment from an analogue subscriber.
- *CSD:* operating margin was negative 51.5% in 1998, compared to negative 130.8% in 1997. Although remaining negative, the improvement in margin performance reflects the significant increase in the number of subscribers to CSD which were 599,350 at December 31, 1998 compared to 260,168 at December 31, 1997.
- *Other Group companies:* operating margin of other Group companies also continued negative, although with a slight improvement to negative 11.7% in 1998 from negative 13.4% in 1997.

Financial income (expense)

Financial income (expense)-net comprises the aggregate of financial income, financial expense and movement in foreign exchange differences. Net financial expense in 1998 was Ptas 3,439 million compared to a net financial income of Ptas 218 million in 1997.

Financial income of the Group fell from Ptas 2,364 million in 1997 to Ptas 1,296 million in 1998, due principally to the sale of certain investment funds in 1997.

Financial expense increased by 152.6% from Ptas 1,907 million in 1997 to Ptas 4,886 million in 1998. The principal reason for this change was the increased financial expense resulting from a Ptas 60,000 million syndicated loan entered into by CSD in February 1998. See "Liquidity and capital resources" below. This loan was taken to finance the expenditure of CSD on the roll-out of its activities.

Income (loss) from associates

The Group's shares of losses from associates was Ptas 3,824 million in 1998, compared to Ptas 310 million in 1997. In both years substantially all the relevant loss arose from the Group's investment in AVS, the company which holds the television rights to Spanish league football matches. See "Business – Acquisition and management of rights to sports events" and "– General – Presentation of financial information – Equity method".

Management attributes AVS's losses in these two years to the fact that, in its start-up phase, it did not record significant revenues in that period.

Goodwill amortization

Goodwill amortization was Ptas 239 million in 1998, an increase of 28.5% over the corresponding figure of Ptas 186 million in 1997. The increase in 1998 was attributable to Sogecable's acquisition from a minority shareholder in November of that year of a further 2.5% in CSD (accordingly the full effect of the increased amortization resulting from this acquisition will be seen in 1999 and subsequent years).

Income (loss) before extraordinary items

The Group recorded a consolidated loss before extraordinary items of Ptas 21,365 million in 1998, an increase of 104.6% over the corresponding loss before extraordinary items of Ptas 10,422 million recorded in 1997. This increased loss was attributable principally to the increase in operating loss, financial expense and loss from associates.

Extraordinary income

Net extraordinary income was Ptas 324 million in 1997. This comprised extraordinary income of Ptas 1,014 million and extraordinary expense of Ptas 690 million. No single significant item of income or loss was recorded within these totals.

In 1998 net extraordinary income was Ptas 3,566 million. This reflected extraordinary income of Ptas 6,165 million and extraordinary expenses of Ptas 2,598 million. Both items related principally to the disposal by Gestsport of its rights under a contract relating to marketing of Read Madrid Club de Fútbol, giving rise both to a gain on the disposal which was recorded as extraordinary income and to certain extraordinary expenses.

Income tax

The Group has elected to be taxed on a consolidated basis. In view of the losses recorded in 1997 and 1998 the Group has decided to capitalize tax losses, resulting in a credit to the profit and loss account of Ptas 9,041 million in 1997 and Ptas 12,848 million in 1998. See "– General – Presentation of financial information" above.

Minority interests

Losses attributable to minority interests were Ptas 1,354 million in 1997 and Ptas 1,294 million in 1998. These related almost entirely to the minority interests in CSD.

Net income (loss)

Net income attributable to the parent company was Ptas 296 million in 1997. In 1998, in the light of the factors discussed above, a net loss of Ptas 3,656 million was recorded.

Years ended December 31, 1996 and 1997

As noted under "General – Launch of CSD" above, the comparison of results of operations of the Group in 1996 and 1997 must be made taking into account the effect of the launch of CSD in 1997, and the fact that the business carried on by CSD in 1996, which has since been discontinued was not related to its current digital satellite activity.

Total operating revenues

The following table shows consolidated revenues of the Group for 1996 and 1997, with the breakdown of revenues between payments for subscribers, advertising revenues and other revenues:

	December 31, 1996		December 31, 1997		96 vs 97
	Ptas million	%	Ptas million	%	(%)
Subscribers	58,043	*77.6*	66,143	*74.9*	14.0
Advertising	3,183	*4.3*	3,669	*4.2*	15.3
Other	13,571	*18.1*	18,460	*20.9*	36.0
Total	74,797	*100*	88,272	*100*	18.0

Total operating revenues of the Group in the year ended December 31, 1997 were Ptas 88,272 million, an increase of 18.0% over the total operating revenue of Ptas 74,797 million recorded in 1997. This increase was

principally attributable to an increase in subscriber revenues of 14.0% to Ptas 66,143 million in 1997 compared to Ptas 58,043 million in the previous year. This reflected the continued growth in subscriber numbers of the Group. See "Sogecable" and "CSD" below. Other operating revenues increased by 36.0% to Ptas 18,460 million in 1997 compared to Ptas 13,571 million in 1996, largely due to the capitalization of start-up costs in CSD amounting to Ptas 4,177 million in 1997. See the discussion of "Other operating revenues" in relation to Sogecable, CSD and the other Group companies below. Advertising revenues grew by 15.3% to Ptas 3,669 million in 1997 compared to Ptas 3,183 million in 1996, principally as a result of increased advertising carried by Canal+.

The following table shows the breakdown of revenues between subscriber payments, advertising and other revenues for, respectively, Sogecable, CSD and the other Group companies. It also shows the consolidation adjustments applicable and the resulting breakdown of operating revenues at the consolidated level between subscriber payments, advertising, and other revenues.

	December 31, 1996		December 31, 1997		96 vs 97
	Ptas million	%	Ptas million	%	(%)
Sogecable					
Subscribers	58,043	*91.1*	58,360	*82.5*	0.5
Advertising	3,183	*5.0*	3,628	*5.1*	13.9
Other	2,470	*3.9*	8,774	*12.4*	255.2
Total	63,696	*100*	70,762	*100*	11.0
CSD					
Subscribers	0	*0*	9,621	*62.0*	—
Advertising	0	*0*	41	*0.3*	—
Other	1,630	*100*	5,845	*37.7*	258.5
Total	1,630	*100*	15,507	*100*	851.3
Other Group companies					
Subscribers	0	*0*	598	*2.4*	—
Advertising	0	*0*	0	—	—
Other	18,014	*100*	24,104	*97.6*	33.8
Total	18,014	*100*	24,702	*100*	37.1
Consolidation adjustments					
Subscribers	—	—	(2,436)	*10.7*	—
Advertising	—	—	—	—	—
Other	(8,543)	*100*	(20,263)	*89.3*	137.2
Total	(8,543)	*100*	(22,700)	*100*	165.7
Consolidated					
Subscribers	58,043	*77.6*	66,143	*74.9*	14.0
Advertising	3,183	*4.3*	3,669	*4.2*	15.3
Other	13,571	*18.1*	18,460	*20.9*	36.0
Total	74,797	*100*	88,272	*100*	18.0

Sogecable

Sogecable's total operating revenues increased by 11.0% in 1997 to Ptas 70,762, compared to Ptas 63,696 in 1996. This increase came principally from other operating revenues which increased by 255.2% to Ptas 8,774 million in 1997 from Ptas 2,470 million in 1996. This increase derived mainly from intra-group transactions, namely the sale of programming and provision of other services to CSD, which commenced in 1997 as a result of the launch of CSD in January 1997 and which amounts to Ptas 4,780 million in that year and receipt of migration fees (Ptas 3,514 million in 1997, with no corresponding amount in 1996).

Subscriber revenues of Sogecable were almost unchanged in 1997 relative to 1996, increasing by 0.5% from Ptas 58,043 million in 1996 to Ptas 58,360 million in 1997. Subscriber revenues in Sogecable were affected in 1997 by the loss of revenue from subscribers to the analogue satellite service (Ptas 1,226 million in 1996) which was transferred to CSD in 1997. This was offset by the inclusion of revenues from the sale of Canal+ Digital through CSD, which amounted to Ptas 2,436 million in 1997. In addition, as a result of changes in the value added tax rate applicable to some subscriber payments in 1997, Sogecable absorbed a part of the increased tax rather than increase prices.

Advertising revenues of Sogecable in 1997 increased by 13.9% to Ptas 3,628 million, compared to Ptas 3,183 million in 1996, in consequence of an increase in the amount of advertising space sold in Canal+.

CSD

The year ended December 31, 1997 was the first year of operations for CSD and therefore comparisons with 1996 are not meaningful. CSD recorded total operating revenue of Ptas 15,507 in 1997.

In 1996 CSD recorded other operating revenues of Ptas 1,630 million, which represented revenues in connection with the previous activities of CSD in relation to the provision of services to cable operators, which were discontinued in 1997.

Other Group companies

Other Group companies recorded total operating revenues of Ptas 24,702 million in 1997, an increase of 37.1% compared to Ptas 18,014 million in 1996.

Total subscriber revenues of other Group companies were Ptas 598 million in 1997. No revenues were recorded under this line item in 1996, as the Group's operation of selling programming to cable operators did not commence until 1997.

Other operating revenues of other Group companies increased by 33.8% to Ptas 24,104 million in 1997, compared to Ptas 18,014 million in 1996. Although a substantial part of this line item relates to intra-group transactions (especially in relation to CATSA) there were increases in the level of external activity by Gestsport and Canal Club, and also a first time contribution from Sogecine. Other operating revenues of Gestsport increased from Ptas 6,502 million to Ptas 9,226 million, of CATSA from Ptas 2,593 to Ptas 4,903 million and Canal Club from Ptas 538 million to Ptas 935 million. The contribution to revenues of Sogepaq declined, however, as a result of reduced sales to other television operators in 1997, from Ptas 4,203 million in 1996 to Ptas 3,580 million in 1997.

Total operating expenses

The following table shows total operating expenses of the Group on a consolidated basis in 1996 and 1997:

	December 31, 1996		December 31, 1997		96 vs 97
	Ptas million	%	Ptas million	%	(%)
Programming rights	22,407	*33.9*	32,122	*32.6*	43.4
Personnel	6,683	*10.1*	9,634	*9.8*	44.2
Other operating expenses	29,185	*44.1*	43,843	*44.6*	50.2
Depreciation	7,895	*11.9*	12,817	*13.0*	62.3
Total operating expenses	66,170	*100*	98,416	*100*	48.7

Total operating expenses of the Group were Ptas 98,416 million in 1997, an increase of 48.7% compared to total operating expenses of Ptas 66,170 million recorded in 1996, which was attributable principally to the expansion of the Group's activities by the launch of CSD. Within this total:

- the cost of programming rights increased by 43.4% to Ptas 32,122 million in 1997 compared to Ptas 22,407 million in 1996. This increase was principally attributable to the launch of CSD necessitating an increased quantity of programming for the Group and also continued growth in the Group's subscriber numbers resulting in higher payments being due in the case of film rights.
- personnel costs rose by 44.2% to Ptas 9,634 million in 1997 compared to Ptas 6,683 million in 1996, principally as a result of new personnel being hired in connection with the launch of CSD, both in CSD itself

and in Sogecable and CATSA. Average personnel numbers of the Group were 1,079 in 1997, compared to 737 in 1996.

- other operating expenses increased by 50.2% to Ptas 43,843 million in 1997, compared to Ptas 29,185 million in the previous year. This was principally attributable to the launch of CSD, necessitating additional expenditure on transmission, marketing and commissions to distributors.
- the depreciation charge at the consolidated level increased by 62.3% to Ptas 12,817 million in 1997 compared to Ptas 7,895 million in 1996, reflecting principally the increased investment by the Group in decoders for the digital operation.

The following table shows the breakdown of operating expenses between programming rights; personnel costs; other operating expenses and depreciation for, respectively, Sogecable, CSD and other Group companies, together with the applicable consolidation adjustments:

	December 31, 1996		December 31, 1997		96 vs 97
	Ptas million	%	Ptas million	%	(%)
Sogecable					
Programming rights	20,466	*36.9*	23,231	*40.5*	13.5
Personnel	4,848	*8.7*	5,711	*10.0*	17.7
Other operating expenses	24,989	*45.0*	22,694	*39.5*	(9.1)
Transmission	6,575	*11.9*	4,172	*7.3*	(36.5)
Other programming expenses	4,329	*7.8*	5,055	*8.8*	16.7
Commercial expenses	8,809	*15.9*	7,476	*13.0*	(15.1)
G&A	5,276	*9.5*	5,991	*10.4*	13.5
Depreciation	5,172	*9.3*	5,756	*10.0*	11.3
Total costs	55,475	*100*	57,392	*100*	3.5
CSD					
Programming rights	1,285	*65.8*	8,229	*23.0*	540.4
Personnel	221	*11.3*	985	*2.8*	345.7
Other operating expenses	376	*19.3*	24,429	*68.2*	6,384.6
Transmission	—	—	4,859	*13.6*	—
Other programming expenses	—	—	2,759	*7.7*	—
Commercial expenses	—	—	14,253	*39.9*	—
G&A	—	—	2,558	*7.0*	—
Depreciation	69	*3.5*	2,147	*6.0*	3,011.6
Total costs	1,951	*100*	35,789	*100*	1,731.0
Other Group companies					
Programming rights	6,226	*36.0*	11,657	*41.7*	87.2
Personnel	1,613	*9.3*	2,938	*10.5*	82.1
Other operating expenses	6,793	*39.3*	8,424	*30.3*	24.0
Depreciation	2,654	*15.4*	5,000	*17.6*	88.4
Total costs	17,286	*100*	(28,019)	*100*	61.9
Consolidation adjustments					
Programming rights	(5,570)	*65.2*	(10,996)	*48.3*	97.4
Personnel	0	*0*	0	*0*	0
Other operating expenses	(2,973)	*34.8*	(11,704)	*51.4*	293.7
Depreciation	0	*0*	(86)	*0.3*	—
Total	(8,543)	*100*	(22,786)	*100*	165.7
Consolidated					
Programming rights	22,407	*33.9*	32,122	*32.6*	43.4
Personnel	6,683	*10.1*	9,634	*9.8*	44.2
Other operating expenses	29,185	*44.1*	43,843	*44.5*	50.2
Depreciation	7,895	*11.9*	12,817	*13.0*	62.3
Total operating expenses	66,170	*100*	98,416	*100*	48.7

Sogecable

Sogecable's total operating expenses increased by 3.5% to Ptas 57,392 in 1997, compared to Ptas 55,475 million in 1996. Although Sogecable recorded increases of 13.5%, 17.7% and 11.3% in cost of programming rights, personnel expenses and depreciation, respectively, in 1997, these increases were to a large extent offset by a reduction in other operating expenses of 9.1%

The increase in cost of programming rights to Ptas 23,231 million in 1997, from Ptas 20,466 million in 1996 was principally attributable to increased spending on rights for films and Third Party Channels as a result of a series of new contracts entered into by Sogecable with the Majors. Expenditure on such rights by Sogecable was Ptas 11,007 million in 1997, compared to Ptas 7,762 in 1996. This increase was partially offset by a reduction in Sogecable's spending on rights to Spanish football which decreased slightly to Ptas 5,246 million in 1997 compared to Ptas 6,094 million in 1996, as a result of a timing adjustment connected with termination of the contractual arrangements superseded in 1997.

Personnel costs rose by 17.7% to Ptas 5,711 million in 1997 from Ptas 4,848 million in 1996. Average personnel numbers in Sogecable were 744 in 1997 compared to 634 in 1996. The proportion of senior management in Sogecable also increased in 1997 as a result of internal reorganization. Overall, salary increases were in line with inflation.

Other operating costs in Sogecable fell to Ptas 22,694 million in 1997 from Ptas 24.989 million in 1996. Within this category of other operating costs:

- transmission charges fell 36.5% to Ptas 4,172 million in 1997 from Ptas 6,575 million in 1996. This resulted principally from Sogecable transferring to CSD responsibility for the transmission capacity on the Astra satellite which had been used for the satellite analogue broadcasting of Canal+ and which resulted in a saving of Ptas 2,562 million.

- other programming expenses increased by 16.7% to Ptas 5,055 million in 1997 from Ptas 4,329 million in 1996 as a result of costs associated with the development of the Group's Channels, some of which were produced by Sogecable itself in 1997.

- commercial expenses fell by 15.1% to Ptas 7,476 million in 1997 from Ptas 8,809 million in 1996 as a result of less publicity for the Canal+ analogue service in 1997 (during the launch of CSD) and lower subscriber management costs.

- general and administrative costs in Sogecable increased by 13.5% to Ptas 5,991 million in 1997 from Ptas 5,276 million in 1996, principally as a result of increased advisory costs.

The depreciation charge in Sogecable was Ptas 5,756 million in 1997, an increase of 11.3% over Ptas 5,172 million recorded in 1996. The increase was attributable to (i) additions to the audiovisual library rights held by Sogecable; and (ii) depreciation being recorded in 1997 in respect of start-up expenses related to the Cinemanía and Sportmanía channels, which in that year were part of Sogecable.

CSD

CSD commenced broadcasting in January 1997. The expenses recorded in 1996 therefore relate to the period before start-up of CSD's operations, and accordingly comparison between 1996 and 1997 is not meaningful.

CSD's total operating expenses in 1997 were Ptas 35,789 million. CSD recorded total operating expenses of Ptas 1,951 million in 1996, comprising Ptas 1,285 million in relation to cost of programming rights, Ptas 221 million in personnel costs, Ptas 376 million in other expenses and Ptas 69 million in depreciation. All these costs were incurred as a result of CSD developing various services to be provided to cable operators.

Other Group companies

Operating expenses of other Group companies increased by 61.9% to Ptas 28,019 million in 1997 compared to Ptas 17,286 million in 1996. Within total operating expenses the cost of programming rights increased by 87.2% to Ptas 11,657 million, compared to Ptas 6,226 million in the previous year. The principal element in this increase was additional cost of programming for Gestsport, which increased from Ptas 4,287 million in 1996 to Ptas 8,636 million in 1997. This increase was attributable to (i) the fact that 1997 was the first full year of operation of Gestsport's contract for the marketing rights of Real Madrid Club de Fútbol; (ii) increased screening of pre-season friendly football matches; and (iii) an increased level of purchasing of rights to sports events by Gestsport for Sogecable and other channels.

Personnel expenses of other Group companies increased by 82.1% to Ptas 2,938 million in 1997 from Ptas 1,613 million in 1996, principally as a result of increased personnel costs in CATSA (Ptas 2,067 million in 1997, compared to Ptas 1,084 million in 1996), a consequence of a significant increase in the number of call-center operators employed by CATSA.

Other operating expenses in other Group companies increased by 24.0% to Ptas 8,472 million in 1997 compared to Ptas 6,793 million in 1996. The principal increases in other expenses were recorded by Gestsport (Ptas 2,109 million in 1997 compared to Ptas 904 million in 1996), CATSA (Ptas 1,902 million in 1997 compared to Ptas 1,184 million in 1996). These increases were offset partially by a reduction in other expenses of Sogepaq, from Ptas 2,319 million in 1996 to Ptas 1,928 million in 1997.

The depreciation charge in other Group companies was Ptas 2,654 million in 1996, increasing by 88.4% to Ptas 5,000 million in 1997. This was principally attributable to 1997 being the first full year in which Sogecine was consolidated in the Group's results.

Consolidation adjustments

Payment by CSD for Canal+ Digital. This adjustment was Ptas 2,436 million in 1997. There was no corresponding adjustment in 1996.

Sale of other programming rights. This adjustment was Ptas 5,570 million in 1996, substantially all of which was attributable to the acquisition of rights by Sogecable from Gestsport (Ptas 4,259 million). The increase in this item to Ptas 8,560 million in 1997 reflects the first-time inclusion of the payment by CSD for programming acquired from Sogecable other than Canal+ Digital, which was Ptas 1,718 million in 1997, and an increase in the payments by Sogecable to Gestsport to Ptas 5,422 million in 1997.

Services provided. This adjustment was Ptas 2,972 million in 1996, the largest single item being the payment by Sogecable for services from CATSA (Ptas 1,797 million). In 1997 this adjustment was Ptas 8,190 million, the increase reflecting services provided to CSD by Sogecable and CATSA (which were Ptas 1,615 million and Ptas 2,340 million, respectively).

Migration fee. This adjustment was Ptas 3,513 million in 1997. There was no corresponding amount in 1996.

Operating profit (loss)

The Group recorded a consolidated operating profit of Ptas 8,627 million in 1996. In 1997, as a result of the additional expenses related to the launch of CSD described above, the Group recorded a consolidated operating loss of Ptas 10,144 million. The Group's operating margin in 1996 was 11.5% in 1996. Operating margin in 1997 was negative 11.5%.

Set out below are the operating margins for Sogecable and other Group companies in 1996 and 1997. Comparison of operating margin for CSD between these two years would not be meaningful and is not included.

- *Sogecable:* operating margin was 12.9% in 1996, improving to 18.9% in 1997, principally as a result of the increase in other revenues described above;

- *other Group companies:* operating margin was 4.0% in 1996, declining to negative 13.6% in 1997. The increase in revenues was more than offset by increased expenses, particularly in relation to programming rights.

Financial income (expense)

Net financial expense was Ptas 449 million in 1996, compared to net financial income of Ptas 218 million in 1997. In 1996, financial income of the Group was Ptas 712 million and financial expense was Ptas 1,230 million. In the following year, as described above, the Group recorded financial income of Ptas 2,364 million and financial expense of Ptas 1,907 million. The increased financial income in 1997 was attributable principally to the liquidation of interests in certain investment funds in that year. The increase in financial expense reflect increased borrowing levels attributable to the launch of CSD.

Income (loss) from associates

No income or loss from associates was recorded in 1996. In 1997, as described above, the Group's share of loss from associates was Ptas 310 million, incurred in respect of AVS.

Goodwill amortization

Goodwill amortization increased by 238.2% from Ptas 55 million in 1996 to Ptas 186 million in 1997. This increase was principally attributable to the acquisition of interests in Cable Antena and Warner Lusomundo during 1997.

Income (loss) before extraordinary items

The Group recorded income before extraordinary items of Ptas 8,123 million in 1996. As a result of the operating loss incurred in 1997, a loss before extraordinary items of Ptas 10,422 million was recorded in that year.

Extraordinary income

Net extraordinary income of Ptas 567 million was recorded in 1996. This comprised extraordinary income of Ptas 734 million, principally derived from gains on the disposal of certain interests in subsidiaries and extraordinary expense of Ptas 167 million.

In 1997, net extraordinary income of Ptas 324 million was recorded, as explained above.

Income tax

The income tax charge recorded in 1996 was Ptas 2,565 million. The tax charge in 1996 benefited from credits available for investment in cinema production. In 1997, a credit was recorded in respect of taxation of Ptas 9,041 million.

Minority interests

Profit attributable to minority interests was Ptas 94 million in 1996. In 1997, a loss attributable to minority interests of Ptas 1,354 million was recorded as a result of the losses incurred in CSD.

Net income (loss)

Net income of Ptas 6,031 million was recorded by the Group in 1996. In 1997, principally as a result of the factors relating to the launch of CSD described above, net income fell to Ptas 296 million.

Results of operations for the three month periods ended March 31, 1998 and 1999

The following table shows in summarized form the unaudited consolidated results of operations for the Group for the three month periods ended March 31, 1998 and 1999. The results for the three months period ended March 31, 1999 have been subject to a limited review by Arthur Andersen. The Interim Financial Statements for the period ended March 31, 1998 have been prepared by Company's management for comparison purposes. In the opinion of management, the Interim Financial Statements for the period ended March 31, 1998 present fairly the net worth, financial position and results of operations of the Company for such period. Results for the three months ended March 31, 1999 are not necessarily indicative of results for the full year.

	March 31, 1998	March 31, 1999	1998 vs 1999
	Ptas million	Ptas million	(%)
Total operating revenues	27,816	30,768	10.6
Total operating expenses	(30,545)	(32,026)	4.8
Operating income (loss)	(2,729)	(1,258)	(53.9)
Financial income (expense) – net	(559)	(733)	31.1
Income from associates (loss) – net	(9)	(1,863)	—
Goodwill amortization	(55)	(111)	101.8
Income (loss) before extraordinary items	(3,351)	(3,965)	18.3
Extraordinary income (loss) – net	277	80	(71.1)
Income before taxes and minority interests	(3,074)	(3,885)	26.4
Income tax	2,803	2,546	(9.2)
Minority interest	548	184	(66.4)
Net income (loss)	277	(1,154)	—

Total operating revenues

The following table shows consolidated revenues of the Group for the three month periods ended March 31, 1998 and 1999, with the breakdown of revenues between payments from subscribers, advertising revenues and other revenues:

	March 31, 1998		March 31, 1999		98 vs 99
	Ptas million	%	Ptas million	%	(%)
Subscribers	21,142	*76.0*	26,338	*85.6*	24.6
Advertising	878	*3.2*	1,050	*3.4*	19.6
Other	5,796	*20.8*	3,380	*11.0*	(41.7)
Total	27,816	*100*	30,768	*100*	10.6

Total operating revenues of the Group on a consolidated basis in the three months ended March 31, 1999 were Ptas 30,768 million, an increase of 10.6% over total operating revenues of Ptas 27,816 million in the three month period ended March 31, 1998. The main element in this increase was the increase in subscriber revenues, which grew by 24.6% from Ptas 21,142 million in the three month period ended March, 31 1998 to Ptas 26,338 million in the corresponding period in 1999. This increase was in turn principally attributable to the growth in subscriber revenues of CSD, as discussed below. Advertising revenues of the Group were Ptas 1,050 million in the three months ended March 31, 1999, an increase of 19.6% compared to Ptas 878 million in the corresponding period in 1998. This increase in turn reflected increases in advertising revenues of both Sogecable and CSD, as discussed below. Other revenues of the Group fell by 41.7% from Ptas 5,796 million in the three months ended March 31, 1998 to Ptas 3,380 million in the corresponding period in 1999. Whilst other operating revenue of Sogecable increased between the two periods, other operating revenue declined in CSD and other Group companies, as discussed below.

The following table shows the breakdown of revenues between subscriber payments, advertising, and other revenues for, respectively, Sogecable, CSD, and the other Group companies for the three month periods ended March 31, 1998 and 1999. It also shows the consolidation adjustments applicable and the resulting breakdown of operating revenues at the consolidated level between subscriber payments, advertising and other revenues.

	March 31, 1998		March 31, 1999		98 vs 99
	Ptas million	%	Ptas million	%	(%)
Sogecable					
Subscribers	15,176	*77.3*	15,857	*74.2*	4.5
Advertising	878	*4.5*	972	*4.5*	1.0
Other	3,588	*18.3*	4,553	*21.3*	26.9
Total	19,642	*100*	21,381	*100*	8.9
CSD					
Subscribers	8,293	*78.1*	15,188	*89.2*	83.1
Advertising	—	—	78	*0.5*	—
Other	2,324	*21.9*	1,771	*10.4*	(23.8)
Total	10,617	*100*	17,036	*100*	60.5
Other group companies					
Subscribers	244	*3.7*	93	*1.6*	(61.9)
Advertising	0	*0*	0	*0*	0
Other	6,304	*96.3*	5,848	*98.4*	(7.2)
Total	6,548	*100*	5,941	*100*	(9.3)
Consolidation adjustments					
Subscribers	(2,570)	*28.6*	(4,800)	*35.3*	86.8
Advertising	—	—	—	—	—
Other	(6,420)	*71.4*	(8,791)	*64.7*	36.9
Total	(8,991)	*100*	(13,590)	*100*	51.2
Consolidated					
Subscribers	21,142	*76.0*	26,338	*85.6*	24.6
Advertising	878	*3.2*	1,050	*3.4*	19.6
Other	5,796	*20.8*	3,380	*11.0*	(41.7)
Total	27,816	*100*	30,768	*100*	10.6

Sogecable

Sogecable's operating revenues in the three months ended March 31, 1999 were Ptas 21,381 million, an increase of 8.9% over operating revenues of Ptas 19,642 million recorded in the corresponding period in the previous year. This increase came principally from the increase in other operating revenues, as discussed below.

Subscriber revenues. Subscriber revenues of Sogecable were Ptas 15,587 million in the three months ended March 31, 1999, an increase of 4.5% over subscriber revenues of Ptas 15,176 million recorded in the previous year. Payments received by Sogecable from CSD in respect of Canal+ Digital subscribers increased from Ptas 2,570 million to Ptas 4,800 million. This increase was in part offset by the reduction in subscriber revenue from analogue subscribers, from Ptas 11,042 million to Ptas 9,555 million, in consequence of continuing migration (albeit at a lower rate) of subscribers from the analogue to the digital service and the reduction in revenues from rental of adapters. Although Sogecable increased monthly charges to its subscribers in January 1999, these increases only take effect for each subscriber from the date when the subscriber's annual contract is next renewed. In addition, a special promotion was undertaken by Sogecable in the first quarter of 1999 to attract new analogue subscribers.

Advertising revenues. Advertising revenues were Ptas 972 million in the three months ended March 31, 1999, an increase of 1.0% over Ptas 878 million recorded in the corresponding period in the previous year, principally as a result of increased advertising space being made available in the subscriber magazine.

Other revenues. Other operating revenues were Ptas 4,553 million in the three months ended March 31, 1999, an increase of 26.9% over other revenues of Ptas 3,588 million recorded in the previous year. This increase was principally attributable to: (i) an increase in revenues from the sale of programming rights to CSD and the Group's Channels (Ptas 2,001 million in the first three months of 1999 compared to Ptas 791 million in the corresponding period in 1998); and (ii) the recording in the first quarter of 1999 of revenues from Warner Sogefilms (Ptas 488 million), with no corresponding figure in the first quarter of 1998, when the activity of Warner Sogefilms had not commenced. These increases were partially offset by a decrease in net migration payments recorded by Sogecable, from Ptas 2,195 million in the first quarter of 1998 to Ptas 667 million in the first quarter of 1999. Whilst migrations have continued to take place, the number of migrations has declined as the CSD service has matured.

CSD

CSD's total operating revenues in the three months ended March 31, 1999 were Ptas 17,036 million, an increase of 60.5% over revenues of Ptas 10,617 million in the corresponding period in 1998. This was attributable principally to a significant increase in subscriber revenues, offset partially by a decline in other revenues, as discussed below.

Subscriber revenues. Subscriber revenues of CSD were Ptas 15,188 million in the three months ended March 31, 1999, an increase of 83.1% over subscriber revenues of Ptas 8,293 million recorded in the corresponding period in 1998. This increase resulted from (i) increased subscriber numbers for CSD, which were 670,141 at March 31, 1999 compared to 436,809 at March 31, 1998; and (ii) the reclassification as subscriber revenue of the monthly equipment rental charge, which in 1998 had been treated as other operating revenue.

Advertising revenues. Advertising revenues of Ptas 78 million were recorded in the three months ended March 31, 1999. No advertising revenues were recorded by CSD in the corresponding period in 1998.

Other revenues. Other revenues in CSD declined by 23.8% from Ptas 2,324 million in the three months ended March 31, 1998 to Ptas 1,771 million in the corresponding period in 1999. This decrease resulted from (i) the fact that start-up costs were capitalized in the first quarter of 1998 in respect of the promotional campaign undertaken in that period, with no equivalent item recorded in the first quarter of 1999; and (ii) the reclassification of the monthly equipment rental charge, referred to above.

Other Group companies

Aggregated revenues of other Group companies decreased by 9.3% from Ptas 6,548 million in the three months ended March 31, 1998 to Ptas 5,941 million in the corresponding period in 1999. This reflected decreases in both subscriber revenues and other operating revenues, as discussed below.

Subscriber revenues. Subscriber revenues fell by 61.9% from Ptas 244 million in the three months ended March 31, 1998 to Ptas 93 million in the corresponding period in 1999. This reduction was entirely attributable to lower revenues in Cable Antena. With effect from January 1, 1999 Cable Antena has changed the method by

which it accounts for the programming which it supplies to cable operators. Previously Cable Antena recorded the cost of obtaining the programming from other Group companies as an expense, and the total payment received from the cable operator as revenue. Now, Cable Antena records only as revenue the commission which it earns on the transaction, with no expense items. Accordingly both revenues and expenses recorded by Cable Antena are significantly lower under the new system than they would have been for the comparable level of activity under the former systems.

Other revenues. Other revenues of other Group companies fell by 7.2% from Ptas 6,304 million in the three months ended March 31, 1998 to Ptas 5,848 million in the corresponding period in 1999. There were significant contributions in the three months ended March 31, 1999 from CIT, S.L., Cinemanía and Sogecable Fútbol, totalling Ptas 1,207 million: these companies were not operative in the corresponding period in 1998. Increased other revenues were also recorded by Cable Antena and Sogepaq. However, these increases were more than offset by decreases in revenues from, among others, Gestsport (a decrease of Ptas 476 million), Sogepaq (Ptas 267 million), Sogecine (Ptas 233 million) and CATSA (Ptas 196 million). The decline in revenues in Gestsport arose because in the first three months of 1998 the company was still exploiting its contract in relation to marketing of Real Madrid Club de Fútbol (which it ceased to do in June 1998). In addition, in the first quarter of 1998 Sogepaq Distribución was still carrying on a part of its distribution business which was subsequently transferred to Warner Sogefilms. The Group's share of revenues from this entity is recorded by Sogecable. CATSA's revenues declined between the first quarter of 1998 and the first quarter of 1999 principally because in the former period it was involved in a major promotional campaign undertaken in relation to CSD which generated significant additional activity.

Total Operating Expenses

The following table shows total operating expenses of the Group on a consolidated basis for the three month periods ended March 31, 1998 and 1999.

	March 31, 1998		March 31, 1999		98 vs 99
	Ptas million	%	Ptas million	%	(%)
Programming rights	10,237	*33.5*	14,683	*45.9*	43.4
Personnel	2,625	*8.6*	2,889	*9.0*	10.0
Other operating expenses	13,638	*44.6*	10,067	*31.4*	(26.2)
Depreciation	4,045	*13.2*	4,387	*13.7*	8.5
Total operating expenses	30,545	*100*	32,026	*100*	4.8

Total operating expenses of the Group were Ptas 32,026 million in the three months ended March 31, 1999, an increase of 4.8% over total operating expenses of Ptas 30,545 million in the corresponding period in 1998. Within this total:

- the cost of programming rights increased by 43.4% from Ptas 10,237 million in the three months ended March 31, 1998 to Ptas 14,683 million in the corresponding period in 1999. Significant increases in cost of programming rights were recorded by Sogecable, CSD and other Group companies, as discussed below.
- the cost of personnel increased by 10.0% from Ptas 2,625 million in the three months ended March 31, 1998 to Ptas 2,889 million in the corresponding period in 1999. This was attributable to increases in personnel costs in Sogecable and other Group companies, whilst personnel costs in CSD decreased slightly, as discussed below.
- other operating expenses decreased by 26.2% from Ptas 13,638 million in the three months ended March 31, 1998 to Ptas 10,067 million in the following year. A significant saving was made by CSD, which reduced other operating expenses by Ptas 5,094 million, as discussed below.
- the depreciation charge in the three months ended March 31, 1999 was Ptas 4,387 million, an increase of 8.5% over Ptas 4,045 million in the corresponding period in 1998. This increase was attributable to increases in the depreciation charge for Sogecable and CSD, offset by a reduction in other Group companies.

The following table shows the breakdown of operating expenses for Sogecable, CSD and other Group companies, together with the applicable consolidation adjustments.

	March 31, 1998		March 31, 1999		98 vs 99
	Ptas million	%	Ptas million	%	(%)
Sogecable					
Programming rights	7,175	*48.5*	10,441	*53.7*	45.5
Personnel	1,345	*9.1*	1,469	*7.6*	9.2
Other Operating expenses	4,940	*33.4*	5,832	*30.0*	18.1
Transmission	999	*6.8*	999	*5.1*	0
Other programming expenses	1,260	*8.5*	833	*4.3*	(33.9)
Commercial expenses	1,478	*10.0*	1,880	*9.7*	27.2
G&A	1,203	*8.1*	2,120	*10.9*	76.2
Depreciation	1,322	*8.9*	1,690	*8.7*	27.8
Total costs	14,782	*100*	19,432	*100*	31.5
CSD					
Programming rights	6,150	*32.6*	11,953	*60.0*	94.4
Personnel	342	*1.8*	321	*1.6*	(6.1)
Other Operating expenses	10,807	*57.3*	5,713	*28.7*	(47.1)
Transmission	713	*3.8*	1,304	*6.5*	82.9
Other programming expenses	283	*1.5*	307	*1.5*	8.8
Commercial expenses	9,131	*48.4*	3,492	*17.5*	(61.8)
G&A	680	*3.6*	610	*3.1*	(10.3)
Depreciation	1,574	*8.3*	1,937	*9.7*	23.1
Total costs	18,873	*100*	19,924	*100*	5.6
Other Group companies					
Programming rights	1,608	*27.2*	2,074	*33.0*	29.0
Personnel	938	*15.9*	1,099	*17.5*	17.2
Other Operating expenses	2,187	*37.0*	2,327	*37.0*	6.4
Depreciation	1,171	*19.8*	782	*12.4*	(33.2)
Total costs	5,904	*100*	6,282	*100*	6.4
Consolidation adjustments					
Programming rights	(4,695)	*52.1*	(9,785)	*71.9*	108.4
Personnel	—	—	—	—	—
Other Operating expenses	(4,296)	*47.7*	(3,805)	*28.0*	(11.4)
Depreciation	(22)	*0.2*	(22)	*0.2*	0.0
Total	(9,013)	*100*	(13,612)	*100*	51.0
Consolidated					
Programming rights	10,237	*33.5*	14,683	*45.8*	43.4
Personnel	2,625	*8.6*	2,889	*9.0*	10.1
Other Operating expenses	13,638	*44.6*	10,067	*31.4*	(26.2)
Depreciation	4,045	*13.2*	4,387	*13.7*	8.5
Total operating expenses	30,545	*100*	32,026	*100*	4.8

Sogecable

Sogecable's total operating expenses in the three months ended March 31, 1999 were Ptas 19,432 million, an increase of 31.5% compared to total operating expenses of Ptas 14,782 million in the corresponding period in 1998.

The main element in this increase was in respect of cost of programming rights, which increased by 45.5% from Ptas 7,175 million in the first three months of 1998 to Ptas 10,441 million in the corresponding period in 1999. This was attributable to (i) the increased quantity of programming acquired, in particular for onward supply to CSD and the Group's Channels, and (ii) the new arrangements in respect of football rights which took effect from the beginning of the 1998/1999 season and therefore did not affect the first quarter of 1998.

Personnel costs in Sogecable increased by 9.2% from Ptas 1,345 million in the three months ended March 31, 1998 to Ptas 1,496 million in the corresponding period in 1999. Average personnel numbers were 782 in the relevant period in 1998, compared to 702 in 1999. This reduction in numbers was principally the consequence of the transfer out from Sogecable of the activities of certain of the Group's Channels. The increase in total personnel cost reflects the consolidation of the central management structure into Sogecable, and increases in the salaries of the continuing employees of Sogecable.

Other operating costs in Sogecable increased by 18.1% from Ptas 4,940 million to Ptas 5,832 million. Within this category of other operating costs:

- transmission charges were unchanged at Ptas 999 million.
- other programming expenses decreased by 33.9% from Ptas 1,260 million to Ptas 833 million, principally as a result of the transfer out from Sogecable of the activities related to certain of the Group's Channels, which took place after the end of the first quarter of 1998.
- commercial expenses increased by 27.2% from Ptas 1,478 million to Ptas 1,880 million, principally a result of the success achieved in recruiting new subscribers to the Canal+ analogue service in the first quarter of 1999.
- general and administrative costs increased by 76.2% from Ptas 1,203 million to Ptas 2,120 million. The main element in this increase was attributable to the Group's share of costs in Warner Sogefilms which were recorded in Sogecable in the first quarter of 1999 with no corresponding item in the first quarter of 1998.

Depreciation charged in Sogecable was Ptas 1,690 million in the first three months of 1999, an increase of 27.8% compared to Ptas 1,322 million in the corresponding period in 1998. Sogecable continued to invest in programming and other audiovisual rights which has given rise to increased depreciation, offset partially by reduction in the depreciation charge applicable to analogue decoders as the Company has continued its policy of not acquiring new analogue decoders.

CSD

CSD's total operating expenses increased by 5.6% from Ptas 18,873 million in the three months ended March 31, 1998 to Ptas 19,924 million in the corresponding period in 1999. Within this total, there was a significant increase in cost of programming rights, substantially offset however by decreases in personnel costs and other operating costs, as discussed below.

CSD's cost of programming rights increased by 94.4% from Ptas 6,150 million in the three months ended March 31, 1998 to Ptas 11,953 million in the corresponding period in 1999, as a result of CSD's continuing efforts to enhance the quality and breadth of its programming and to a lesser extent as a result of increased subscriber numbers. Since the end of the first quarter in 1998, a significant amount of new programming has been incorporated into CSD, including for example the Disney Channel, AXN, Paramount Comedy and CNN+. In addition, increased take up of the PPV football service in the first quarter of 1999 gave rise to a corresponding increase in costs.

Personnel expenses of CSD decreased by 6.1% from Ptas 342 million in the three months ended March 31, 1998 to Ptas 321 million in the corresponding period in 1999. Average employee numbers were 218 in the three month period in 1998, to 205 in 1999. Employee numbers were lower in the first quarter of 1999 as a result of the transfer of employees from CSD to CIT, S.L. and its subsidiaries.

Other operating expenses of CSD decreased by 47.1% from Ptas 10,807 million in the three months ended March 31, 1998 to Ptas 5,713 million in the corresponding period in 1999, principally as the result of a significant decrease in commercial expenses, as discussed below. Within this category:

- transmission charges increased by 82.9% from Ptas 713 million to Ptas 1,304 million. The increase in transmission charges results principally from a change in the accounting treatment of this item in CSD's records. In 1998, the transmission charges recorded by CSD were net of the amounts recharged to other Group companies. In 1999, the transmission charges recorded by CSD were shown without deduction, and the revenues from amounts charged to other parties were recorded as other revenues of CSD.

- *other programming expenses increased by 8.8% from Ptas 283 million to Ptas 307 million, as a result of the* increased range of programming incorporated into CSD.

- commercial expenses decreased by 61.8% from Ptas 9,131 million to Ptas 3,492 million. The decline in commercial expenses is principally due to (i) the change in CSD's policy in relation to installations which took effect after the end of the first quarter of 1998 (so that in the first quarter of 1998 CSD still recorded costs of installation and materials), and (ii) the intensive promotional campaign undertaken during the first quarter of 1998 which was not repeated in 1999.

- general and administrative costs decreased by 10.3% from Ptas 680 million to Ptas 610 million, principally as a result of savings from the relocation to Spain of certain activities previously carried on in Luxembourg.

The depreciation charge recorded by CSD was Ptas 1,937 million in the three months ended March 31, 1999, an increase of 23.1% compared to Ptas 1,574 million in the corresponding period in 1998. The increase was attributable to increased investment in decoders, offset partially by the effects of the change in the estimated useful life of decoders (from five to seven years) which took effect on January 1, 1999. In the first quarter of 1999 the effect of this change was to reduce depreciation expense by Ptas 611 million. In the full year 1999 the effect is estimated to be a reduction of Ptas 2,560 million.

Other Group companies

Operating expenses of other Group companies were Ptas 6,282 million in the three months ended March 31, 1999, an increase of 6.4% compared to Ptas 5,904 million in the corresponding period in the previous year. This overall increase resulted from increases in cost of programming rights, personnel costs and other costs principally attributable to the transfer of the production of certain of the Group's Channels to CIT, S.L., Cinemania and Sogecable Fútbol, which took place in 1998 after the end of the first quarter. The increase was offset to a limited extent by a reduction in the depreciation charge.

The cost of programming rights for other Group companies increased by 29.0% from Ptas 1,608 million in the three months ended March 31, 1998 to Ptas 2,074 million in the corresponding period in 1999. This was attributable to the commencement of activities of CIT, S.L. and its subsidiaries which took place after the end of the first quarter of 1998. Together these companies recorded costs of Ptas 949 million in the first quarter of 1999.

Personnel costs for other Group companies increased by 17.2% from Ptas 938 million in the three months ended March 31, 1998 to Ptas 1,099 million in the corresponding period in 1999. The increase in personnel costs reflects the incorporation of employees to CIT, S.L. and its subsidiaries principally giving rise to costs of Ptas 120 million in the first quarter of 1999, with no equivalent amount in the previous year.

Other operating expenses of the other Group companies increased by 6.4% from Ptas 2,187 million in the three months ended March 31, 1998 to Ptas 2,327 million in the corresponding period in the following year. This increase relates principally to the expenses of CIT, S.L., Cinemania and Sogecable Fútbol, totalling Ptas 750 million, offset partially by reduced expenses in Sogecine and Sogepaq and in Gestsport.

The depreciation charge of other Group companies in the first quarter of 1998 was Ptas 1,171 million. This reduced by 33.2% in the corresponding period of 1999 to Ptas 782 million. The principal elements in this reduction was in Gestsport, where the depreciation charge decreased from Ptas 318 million in the first quarter of 1999 to Ptas 3 million in the corresponding period in 1999, as a result of the termination of the arrangements relating to the marketing of Real Madrid Club de Fútbol.

Consolidation adjustments

Payment by CSD for Canal+ Digital.

This consolidation adjustment was Ptas 4,800 million in the three months ended March 31, 1999, compared to Ptas 2,570 million in the corresponding period in 1998. The increased level of payments is attributable to the increased number of subscribers taking Canal+ Digital.

Sale of other programming rights

This consolidation adjustment was Ptas 4,985 million in the three months ended March 31, 1999, compared to Ptas 2,125 million in the corresponding period in 1998. The increase reflects increased sales of programming to CSD and the incorporation of CIT, S.L. and its subsidiaries to produce or co-produce the Group's Channels.

Services provided

This consolidation adjustment was Ptas 3,138 million in the three months ended March 31, 1999, compared to Ptas 2,101 million in the corresponding period in 1998. The increase was attributable to additional charges for transmission services by CSD to the Group's Channels, and the incorporation of certain of the Group's Channels into separate companies which took place after the end of the first quarter of 1998.

Migration fee

This consolidation adjustment was Ptas 667 million in the three months ended March 31, 1999, compared to Ptas 2,195 in the corresponding period in 1998. This reflects the reduced number of migrations in the first quarter of 1999 compared to the corresponding period in 1998.

Operating income (loss)

The Group recorded a consolidated operating loss of Ptas 1,258 million in the three months ended March 31, 1999, compared to Ptas 2,729 in the corresponding period in the previous year. The reduction in operating loss was principally attributable to the increase in revenues from subscribers, which more than offset increases in cost of programming rights and other cost items.

Financial income (expense)

The Group recorded net financial expense of Ptas 733 million in the three months ended March 31, 1999, comprising income of Ptas 606 million and expense of Ptas 1,339 million.

In the corresponding period in 1998 the Group recorded net financial expense of Ptas 559 million, comprising income of Ptas 533 million and expense of Ptas 1,092 million.

The increase in net financial expense was attributable principally to expenses in connection with the syndicated loan which was entered into by CSD in February 1998, and which therefore was not in effect for the full quarter in 1998.

Income (loss) from associates

Net loss from associates in the three months ended March 31, 1999 was Ptas 1,863 million (comprising income of Ptas 9 million and loss of Ptas 1,872 million). In 1998, net loss from associates in the first quarter was Ptas 9 million. The net loss principally relates to the Group's investment in AVS. In the first quarter of 1998 AVS received guaranteed minimum PPV payments from CSD and Vía Digital under the arrangements then in place. This was not repeated in the first quarter of 1999.

Goodwill amortization

Goodwill amortization was Ptas 111 million in the three months ended March 31, 1999, compared to Ptas 55 million in the corresponding period in 1998. The increase reflects the effect of acquisitions by Sogecable of an additional 2.5% shareholding interest in CSD, which took place at the end of 1998.

Income (loss) before extraordinary items

Loss before extraordinary items of Ptas 3,965 million was recorded in the three months ended March 31, 1999, compared to Ptas 3,351 million in the corresponding period in 1998. The increased loss was attributable principally to (i) the Group's increased loss from associates and (ii) increased financial expenses, which together more than offset the reduction in operating loss.

Extraordinary income (loss)

Extraordinary income of Ptas 80 million was recorded in the three months ended March 31, 1999, compared to Ptas 277 million in the first three months of 1998. No significant individual items were recorded in either period.

Income tax

In view of the losses recorded in the two periods under consideration, the Group recorded income in respect of taxation of Ptas 2,803 million in the first quarter of 1998 and Ptas 2,546 million in the first quarter of 1999.

Minority interests

Losses attributable to minority interests were Ptas 184 million in the three months ended March 31, 1999, compared to Ptas 548 million in the corresponding period in 1998. As described under "– Goodwill amortization" above, Sogecable acquired an additional 2.5% interest in CSD after the end of the first quarter in 1998, thus reducing the minority participation. In addition, the losses of CSD were lower in the 1999 period.

Net income (loss)

In the three months ended March 31, 1998 the Group recorded net income of Ptas 277 million. In the three months ended March 31, 1999 the Group recorded a net loss of Ptas 1,154 million. This was attributable principally to the factors discussed in "– Income (loss) before extraordinary items" above, together with the reduction in losses attributable to minority interests, discussed above.

Recent events

Since March 31, 1999 the Group's business has continued to grow. Despite the fact that the months of April and May have historically been relatively weak in terms of new subscribers, CSD continued to increase its subscriber base, which rose from 670,141 at March 31, 1999 to 697,631 at May 31, 1999. Total Group subscribers increased from 1,693,776 at March 31, 1999 to 1,705,733 at May 31, 1999. See "– General – Subscriber numbers" above.

There have been no material adverse changes in the Group's business since March 31, 1999. The main developments affecting the Group's business in that period have been (i) the agreement entered into on June 17, 1999 relating to football rights (ii) the contract entered into by the Group to broadcast the Spanish ACB basketball league and (iii) the agreement entered into by Sogecable relating to the construction of new offices and facilities in Tres Cantos, near Madrid. See "Business – Acquisition and management of rights to sports events" and "Business – The Group's Facilities".

Liquidity and capital resources

Liquidity

At March 31, 1999 the Group had cash of Ptas 1,680 million, short-term financial investments of Ptas 390 million and total debt of Ptas 90,184 million. As a result, net financial indebtedness was 88,114 million.

As at March 31, 1999 the Group had lines of credit with various banks (including a syndicated loan referred to below) totalling Ptas 95,997 million, of which Ptas 5,813 million had not been drawn at that date. Ptas 25,500 million of the outstanding debt will mature in 1999, Ptas 718 million in 2000, Ptas 17,465 million in 2001 and the remainder is in 2002 and beyond. See Note 12 to the Interim Financial Statements (the Ptas 17,465 million figure for 2001 includes Ptas 13,500 million of debt corresponding to the syndicated loan to be repaid in this year, which in Note 12 is included as part of the Ptas 60,000 million amount).

The Group's principal external indebtedness derives from the syndicated loan agreement entered into by CSD on February 2, 1998 for Ptas 60,000 million which has been fully drawn by CSD. The loan matures on February 2, 2005. The loan carries interest at a rate set with reference to MIBOR. The loan is guaranteed by Sogecable, and the guarantee obligation is secured by a pledge granted over Sogecable's shareholding in CSD. The loan agreement contains customary covenants and covenants related to subscriber levels, certain financial ratios, the continued shareholding of Prisa Group and Canal+ Société Anonyme in the Company and minimum contributions to capital to be made by shareholders in CSD (which for Sogecable amounted to Ptas 6,939 million in 1998 and will amount to Ptas 12,105 million in 1999, Ptas 7,823 million in 2000 and Ptas 4,462 million in 2001). CSD is in compliance with all the requirements of the loan agreement and such compliance will not be affected by the completion of the Global Offering.

Sogecable has given certain guarantees to third parties of which the most significant is a guarantee of the obligations of AVS under a loan agreement for a total amount of Ptas 20,000 million (although this loan has not been fully drawn). At March 31, 1999, guarantees given by Group companies to third parties amounted to Ptas 6,382 million.

Cash flow provided by operations decreased by Ptas 27,433 million from Ptas 22,428 million in 1997 to a deficit of Ptas 5,005 million in 1998. This was mainly attributable to (i) a Ptas 19,723 million decrease in accounts payable compared to a Ptas 30,642 million increase in 1997, derived from the application of funds received from the syndicated loan mentioned above to repay payables whose payment terms had been extended in 1997 and (ii) the net loss of Ptas 3,656 million incurred in 1998, which were partially offset by (i) Ptas 1,846 million increase in receivables compared to a Ptas 13,981 million decrease in 1997, (ii) higher amortization expense (Ptas 20,453 million in 1998 compared to Ptas 13,003 million in 1997) derived from the continuing acquisition of decoders, and (iii) a lower increase in inventories (Pta 1,612 million in 1998 compared to Ptas 6,497 million in 1997).

Cash used in investing activities was Ptas 59,681 million in 1997 and Ptas 34,081 million in 1998. This decrease was attributable principally to (i) proceeds from the sale of fixed assets (mainly the Real Madrid contract) which amounted to Ptas 17,652 million compared to Ptas 1,621 million in 1997 and (ii) the reduction to negligible levels of long term financial investments which in 1997 had amounted to Ptas 10,822 million (comprising principally a loan to AVS).

In 1997, cash flow from financing activities was Ptas 29,166 million, including an increase of capital of Ptas 10,000 million. The remaining cash in 1997 was provided from an increase in short-term borrowings. In 1998, as a result of the syndicated loan described above, the Group recorded cash flow from financing activities of Ptas 38,945 million, a part of the amount drawn under the loan having been used to repay short term debts. Long-term debt increased, on a net basis, to Ptas 52,826 million in 1998 compared to a Ptas 6,707 million decrease in 1997.

At March 31, 1999 working capital amounted to Ptas 18,317 million, compared to Ptas 9,443 million at December 31, 1998. This variation was principally attributable to the application of Ptas 10,000 million received from a capital increase to pay certain current liabilities.

Working capital has been a source of financing for the Group given that the number of days payable for the acquisition of programming rights, which is the largest component of its costs, significantly exceeds the number of days receivable. The Group's subscribers generally pay by direct debit.

Capital Expenditure and Financial Investments

In 1998, investments made in intangible assets, tangible fixed assets and long-term financial instruments amounted to Ptas 11,974 million, Ptas 22,284 million and Ptas 12,722 million respectively.

Intangible asset investments. These investments included (i) investment in a new contract entered into by Sogecable with Real Madrid Club de Fútbol in relation to audiovisual rights including rights in relation to the Real Madrid TV channel and (ii) investment in programming rights acquired for film production.

Tangible fixed asset investments. These investments principally consisted of digital decoders and smart cards acquired by CSD for the new subscribers joining the digital platform.

Long-term financial investments. These amounts principally consisted of tax credits capitalized as a result of the losses incurred by the Group during 1998.

In the future, management expects that the principal areas of investment by the Group will be in the acquisition of digital decoders, in the construction of new offices and technical facilities in Tres Cantos described in "Business – The Group's Facilities" below, in the production and acquisition of films and in the improvement of the Group's information systems and technology.

Management envisages expenditure of approximately Ptas 5,400 million in 1999 and Ptas 9,500 million in total in the years 2000 and 2001 on intangible assets. This investment will principally be in the production of films by Sogecine and the acquisition of film rights by Sogepaq.

Management envisages expenditure of approximately Ptas 13,000 million in 1999 and Ptas 22,100 million in total in the years 2000 and 2001 on tangible fixed assets. This expenditure will principally relate to (i) digital decoders and (ii) the construction of new offices and facilities in Tres Cantos, referred to above. The total cost of the new offices and facilities is estimated at Ptas 9,000 million, and they are expected to be operational by mid-2001.

Management envisages financial investments of approximately Ptas 6,300 million in 1999 and Ptas 4,000 million in total in the years 2000 and 2001. This relates principally to (i) expected investment of approximately Ptas 7,500 million in the next three years in a new subsidiary to be established in cooperation with Canal+ Société Anonyme and Telepiu, to carry on film production in cooperation with Time Warner (of which Ptas 5,200 million is expected to be invested in 1999) and (ii) further investment in associated entities, principally Warner Lusomundo and Compañía Independiente de Noticias de Televisión, S.L. ("CINTV"). Management does not believe that significant additional investment is required in relation to AVS, following the agreement entered into between the Company and Telefónica Media, S.A. (a subsidiary of Telefónica, S.A.) on June 17, 1999.

Management also anticipates additional investment by CSD in special promotions to recruit subscribers (Ptas 1,600 million in 1999 and Ptas 2,000 million in total in 2000 and 2001) which will be partially capitalized.

Management expects the Group to finance the investment plans described above from funds generated by operations, together with the proceeds from the issue of New Shares in the Global Offering.

Prospects

As part of the procedure for admission of the Shares to listing on the Spanish Stock Exchanges, the Company is required to publish in the *Folleto Informativo* relating to the Spanish Offering certain forecasts of the Group's future performance.

The forecasts relate among other things to subscriber numbers; prices; growth in revenues; the ratio of fixed costs to total operating revenues; and the timing of the Group's return to profitability. The forecasts are based upon a number of assumptions, including those summarized in the following paragraph, which are subject to significant uncertainties and contingencies beyond the Group's control. In addition, because of the subjective judgments and inherent uncertainties of forecasts and because events and circumstances frequently do not occur as expected, there can be no assurance that the forecasts will be achieved. Actual results may be materially different from those shown. Under no circumstances should the inclusion of the forecasts be regarded as a representation, warranty or prediction with respect to their accuracy or the accuracy of the underlying assumptions, or that the Group will achieve or is likely to achieve any particular results. The Group does not intend to furnish updated or otherwise revised projections to reflect future events. Prospective purchasers of the Shares are cautioned not to place undue reliance on the forecasts. The forecasts should be reviewed in conjunction with the other material contained in this Memorandum including the discussion set forth under "Risk Factors" and "Forward-Looking Statements".

The assumptions upon which the forecasts have been based include the following: (i) that there is no significant change affecting the Group in forecast macroeconomic conditions in Spain, the European Union and the United States of America, (ii) that there is no significant change affecting the Group in the regulatory or fiscal regime applicable to the activities of the Group; (iii) that demand for the Group's services grows in line with forecasts by Kagan World Media; (iv) that there is no significant change in the competitive environment in which the Group operates, either in terms of competition to offer services similar to those offered by the Group or in terms of the conditions offered by persons supplying programming content to the Group; (v) that there are no significant changes in the forecast development of the technology used by the Group; and (vi) that no exceptional circumstances arise, such as natural disasters, war or armed conflict, or significant changes in political, social or economic conditions.

On the basis of the assumptions referred to above, and subject to the foregoing, the forecasts of the Company which have been included in the *Folleto Informativo* are as follows:

- that the average annual growth in subscribers to CSD over the years 1999, 2000 and 2001 will be in the range of 20% to 25% (with growth being above this range in 1999, whilst a high level of migration from the analogue service continues, and reducing slightly in 2000 and 2001);
- that prices for subscription to CSD will remain stable, increasing on average by 2% to 3% over the same period;
- that fixed costs of CSD will remain relatively stable over the same period, and that operating margin of CSD will improve, enabling CSD to make a positive contribution to the Group's results in the medium term, although it is not expected that CSD will record profits in the period 1999 to 2001;
- that the average annual growth in subscribers to Canal+ (analogue and digital) over the period referred to above will be between 4% and 5%;

- that prices for subscription to Canal+ will remain relatively stable over the period referred to above, increasing on average by 2% to 3% per year;

- that the positive contribution of Sogecable to the Group's operating margin will increase significantly over this period;

- that, in the short term, given the relatively slow development of the cable and digital terrestrial television markets in Spain, the contribution of the Group's activity of supplying programming to third parties will be between 1% and 2% of the Group's total operating revenues;

- that the contribution of the Group's activities in film production and distribution will remain at between 4% and 8% of the Group's total operating revenues;

- that, taking account of the foregoing, the Group's total operating revenues will grow by an average of between 15% and 20% per year over the three years 1999, 2000 and 2001, this increase being almost entirely due to increase in subscriber numbers;

- that fixed costs expressed as a percentage of the Group's total operating revenues will reduce from between 45% and 50% in 1999 to between 35% and 40% in 2001, as the launch period for CSD comes to an end.

The forecast results depend, among other things, upon the results of subsidiary companies, including the companies which produce the Group's Channels, whose performance will be related to the growth of the cable and digital terrestrial television markets, and upon improvement in the results of associated companies including AVS.

Taking account of all of the above, the Company has forecast in the *Folleto Informativo* that the Group will continue to record losses in 1999, reaching break-even in 2000 and recording positive results in 2001 and succeeding years.

No assurance can be given that the forecasts set out above will be achieved. See "Forward Looking Statements" and "Risk Factors – Events anticipated in forward-looking statements in the Memorandum may not occur".

Year 2000

The Year 2000 issue arises from the design of computer operating systems and computer software programs which recognize only two digits in the date field and, as a result, may interpret "00" incorrectly as the year 1900 instead of as the year 2000. Such incorrect recognition has the potential to disrupt information technology systems, which could cause disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in normal business activities.

In 1997, the Group initiated a program to evaluate the extent of the Year 2000 issue faced by it and to develop a strategy to deal with the issue. Following the initial period of analysis, an action plan was developed and carried out internally. The main elements of the Year 2000 plan are (i) to establish the degree of compliance by third parties, (ii) to identify and modify any non-compliant items in the Group's own systems and (iii) to establish contingency arrangements.

By December 1998, the Group believes that 70% of its systems had been made Year 2000 compliant. By the end of the first quarter of 1999, the corresponding figure was estimated at 90%. The Group aims to achieve 100% compliance by September 1999.

The Company has developed contingency plans to deal with the worst-case scenarios that may arise, including disruption to its external communications (with subscribers and others). The Group has secured access to back-up facilities shared with banks and other major organizations. As a result, the Company does not consider that significant disruption to its operations is likely to occur.

The Company currently estimates its total expenditures for Year 2000 compliance will approximate Ptas 50 million. Additional expenditures beyond this amount could be required based on the nature and extent of required modifications or upgrades identified during further testing.

The Company's efforts to address the Year 2000 issue as described above are based on current Year 2000 projections and work carried out to date. There is no assurance that such expectations will be realized. While the Company believes that prudent steps have been taken to assure that there is an effective program to address the

Year 2000 issue, the Company cannot guarantee that all Year 2000 errors will be corrected or that the information systems will not generate Year 2000 errors when operating with third party computer systems or data.

Introduction of the euro

The Group has undertaken a program in conjunction with external consultants to analyze and establish guidelines and measures for the conversion to a euro-operating environment. At the end of 1998 the internal accounting systems used by most Group companies were made compatible with the euro. The Group is in the process of identifying and implementing the further modifications to its existing information technology software necessary to permit the Group to achieve full conversion to a euro-operating environment. Management does not believe that the introduction of the euro will have a material impact on the Group's ability to compete in its industry.

Costs associated with employee offering

The Company will purchase the Shares offered in the Employee Offering from the Selling Shareholders and resell them to its employees at a 3% discount, with a further 3% deferred discount if the Shares are retained by employees for one year.

THE SPANISH TELEVISION MARKET

Introduction

The Sogecable Group operates principally in the Spanish pay-TV sector. In order to understand the position of the Group within the Spanish television market, the following basic distinctions should be taken into account:

(a) whether the viewer is paying to receive the television service or whether it is free of charge (*pay-TV or free to air television*);

(b) the medium through which the television signal is distributed (*terrestrial, satellite or cable*); and

(c) the format in which the television signal is broadcast (*analogue or digital*).

Free to Air Television and Pay Television

The principal free to air channels available in Spain are (i) TVE-1 and TVE-2 (which are operated by the State entity Radio Televisión Española, "RTVE"), (ii) Antena 3 Televisión, S.A. ("Antena 3") and Gestevisión Telecinco, S.A. ("Telecinco") which are privately owned and (iii) the regional channels, one or two per region, which are owned by the relevant regional authorities. These channels are financed principally by revenues from advertising, although RTVE's channels and the regional channels, also have strong financial support from national and regional government funds.

Any person that wishes to receive pay-TV must contract as a subscriber with the corresponding service provider. Generally the subscriber pays an initial amount to be connected to the service, and thereafter pays a monthly charge while continuing to receive the service. The Sogecable Group operates in the pay-TV market through Canal+ and CSD. See "Business – Canal+" and "Business – CSD" below. Other pay-TV operators in Spain include cable operators, Vía Digital and Onda Digital. See "– Main participants in the Spanish television market" below.

In addition to basic pay-TV services, the Group also provides pay per view ("PPV") services. This enables the subscriber to choose the specific program that he or she wants to watch (for example an important sports event or a recently released film), by paying an additional amount depending on the program. The Group offers its PPV services to CSD subscribers. In addition, the Group offers interactive services to its subscribers such as internet access and will be launching catalogue home shopping and home banking in the next few months.

Terrestrial, Satellite and Cable Distribution Methods

There are three methods of distributing the television signal to the viewer at home which are currently used in Spain:

Terrestrial

The terrestrial system is the traditional means of transmitting a television signal in Spain. The signal is sent by radiowaves from a broadcasting center and transmitted across Spain through a network of relay stations, to be received by a conventional aerial. This is how the Canal+ analogue service is transmitted.

Satellite

In the case of satellite broadcasting the broadcaster first sends its output signal via an "up-link" to a satellite or group of satellites, such as the Astra system. In each satellite there are a series of transponders that are the means by which the signal is received and transmitted back to earth. The Group rents transponders in the Astra system for such purpose. This is how CSD is broadcast.

The signal is transmitted back to earth covering a certain area which is known as the "footprint". A subscriber within such area is able to receive the signal using its satellite dish. The subscriber's decoder receives the encrypted signal and converts it into images, sound and information. If the satellite dish is installed at the subscriber's home, this system of receiving the signals is known as direct-to-home ("DTH").

Cable

Cable broadcasting involves the use of cables to deliver the broadcast signal. The development of the Spanish cable television market is at a less advanced stage compared to most other EU countries. See "– Main participants in the Spanish television market – Pay-Television – Cable Television" below.

Analogue and Digital

When Canal+ was launched in 1990 it was broadcast in analogue format. This has been the format used by all terrestrial channels in Spain until very recently. Canal+ continues to be broadcast in analogue format when terrestrial broadcasting is used.

The introduction of digital technology to television broadcasting has marked a significant change in the television industry. Digital compression technology makes it possible to deliver a much greater number of channels than is possible in analogue format. Digital television involves the conversion of the picture and sound into digital data, meaning a binary series of 0s or 1s. Because the digital format of the video and audio signals can be compressed, they take up much less space in distribution circuits, making it possible to deliver vastly more programming via the same distribution circuit, with a resulting lower cost per channel than traditional analogue technology. For example, a satellite transponder is able to carry eight to ten digital channels compared with only one analogue channel. In addition, customers are able to receive programming with smaller dish antennas, and sound and picture quality is higher. Digital technology also makes possible the downloading of software to the subscriber's television, which makes it possible to offer interactive services such as the Internet, home banking and tele-sales. CSD, broadcast in digital format, takes advantage of the points mentioned above.

Currently digital television is available in Spain only by satellite. Initial authorization has been granted for the development of digital terrestrial television. Onda Digital, whose major shareholder is Retevisión, S.A., has recently been granted a concession to operate a terrestrial digital television service which is expected to be launched in September 1999. It is expected that digital transmission of television signals will wholly replace analogue transmission within the next ten years. The existing regulatory framework envisages that "switch-off", the date on which analogue transmission will end in Spain, will occur in 2012. See "– Main participants in the Spanish television market – Digital Terrestrial Television" below.

Development of the television market in Spain

General

Television broadcasting in Spain dates back to 1956 when a single network under the exclusive authority of RTVE, a monopoly run by the Spanish Government, began its activities. A second channel, also under public control, was launched in 1965, while color broadcasting was introduced in 1969. The autonomous regions of the Basque Country and Catalonia were granted broadcasting rights in the early 1980s; currently eight autonomous regions have broadcasting concessions.

In 1989, the Spanish Parliament granted concessions to private television networks: two concessions were granted for free to air advertising-supported networks (Telecinco and Antena 3) and one to an encrypted, subscription-supported TV network (Canal+ analogue).

Spain has one of the highest TV-consumption rates in Europe. In 1998, according to industry surveys, average viewing time in Spain was 210 minutes per day, ahead of Germany (188) and France (187) although behind Italy (216) and the United Kingdom (216), respectively. Spain also had the second highest "net daily impact" figure in Europe for 1998, reaching 91% of the potential audience, surpassed only by Germany where the figure was 93%. "Net daily impact" measures the percentage of the potential television audience which views television per day.

The following table includes information on the Spanish television market in the three years ended December 31, 1996, 1997 and 1998.

	1996	1997	1998
Number of homes with television (TV households) (thousands)	12,218	12,409	12,600
Number of homes with video recorders (thousands)	6,900	7,200	7,420
Average number of minutes of television per capita	214	219	210

Source: Kagan World Media.

Free to Air Television

The various segments of the Spanish television market currently show differing degrees of development. Free to air television is a significantly developed market in Spain and, since the introduction of private operators in 1990, a highly competitive one.

TVE-1, TVE-2, Antena 3 and Telecinco experienced significant competition from each other during the period between 1990 and 1995. However, audience shares have consolidated since 1997 with all of these operators with the exception of TVE-2 now achieving audience shares between 20% and 26%.

The following table shows the ten programs which achieved the highest viewing figures in Spain in 1998. As the table illustrates, football matches (which occupy seven of the top ten places) are a fundamental element of programming in the Spanish television market.

Programs	Channel	Viewers (thousands)	Audience (%) max.	Audience (%) average
1. Juventus-R. Madrid (Champions' League)	TVE-1	13,229	34.5	34.5
2. Spain-Nigeria (World Cup)	TVE-1	12,002	31.3	10.2
3. Barcelona-Mallorca (Copa del Rey)	TVE-1	11,005	28.7	28.7
4. Juventus-R. Madrid (Champions' League)	TVE-1	10,737	28.0	28.0
5. Barcelona-Mallorca (Copa del Rey)	TVE-1	9,586	25.0	25.0
6. Brazil-Holland (World Cup)	TVE-1	9,395	24.5	17.6
7. Médico de familia (Series)	Telecinco	8,896	23.2	19.8
8. Médico de familia (Series)	Telecinco	8,704	22.7	18.1
9. Médico de familia (Series)	Telecinco	8,513	22.2	21.9
10. Real Madrid – Valencia (League)	Antena 3	8,436	22.0	16.1

The Spanish advertising market is the fifth largest in Europe in terms of revenues in 1998 with a total of Ptas 720 million.

Pay-Television

Pay-TV in Spain was pioneered by the Group with the introduction of the Canal+ analogue service in 1990, and the concept has gained widespread acceptance since then. However, compared to other European countries, the Spanish satellite (DTH) and cable pay-TV markets are relatively underdeveloped, as discussed below, and digital terrestrial television is not yet operational.

The following tables shows the degree of penetration of DTH and cable television in Spain in 1998 relative to Germany, France, the United Kingdom and Italy.

	DTH	Cable
	%	%
UK	18.3	11.8
Spain	7.6	2.8
France	7.6	8.3
Germany	2.9	53.5
Italy	2.0	0.7

Source: Kagan World Media

Note: penetration measures the percentage of total homes with television sets which have access to the relevant service

Management believes that in relation to both DTH and cable, and based on forecasts developed by Kagan World Media, these figures show the growth potential that exists in these sectors of the Spanish market.

Main participants in the Spanish television market

Free to Air

The Spanish free to air terrestrial television market comprises the following channels:

- 2 state-owned channels: TVE-1 and TVE-2;
- 2 commercial channels: Antena 3 and Telecinco;
- Regional channels in Galicia, Madrid, Valencia, Andalucía, Catalonia and Basque Country.

The following table shows the development of average audience share figures for the terrestrial channels in 1996, 1997 and 1998:

	1996 %	1997 %	1998 %
TVE-1	26.9	25.1	25.6
TVE-2	9.0	8.9	8.8
Antena 3	25.0	22.7	22.8
Telecinco	20.2	21.5	20.4
Regional	15.5	17.4	16.6
Others	3.4	4.3	5.9

Source: Sofres

Pay-Television

Terrestrial

Canal+ in its analogue format is the only terrestrial pay-TV channel in Spain. It was launched as such in 1990 and rapidly proved to be a great success, even though at that time the Spanish television market was at an early stage of development. At May 31, 1999 the terrestrial service of Canal+ had 1,008,102 subscribers.

Satellite Digital Television

The Spanish satellite digital television market has developed only recently. CSD commenced its operations in January 1997 and was the first digital platform to operate in Spain. At May 31, 1999 CSD had 697,631 subscribers, confirming CSD to be the leading satellite digital television operator in Spain.

Vía Digital is the second digital platform operating in Spain. Vía Digital commenced its operations in September 1997. Its principal shareholder is Telefónica, S.A. According to information filed by Telefónica at the CNMV, Vía Digital had a total of 286,496 subscribers at March 31, 1999.

Cable Television

The Spanish cable television market has developed slowly in comparison to other European countries. The Spanish cable legislation envisages that there will be two cable operators in each concession area: one selected by competitive tender, and the other one being a member of the Telefónica group. Telefónica, however, may not start its operations for a moratorium period of two years from the date on which the concession is awarded to the other operator in each concession area. Concessions have now been granted for all regions except Extremadura, Castilla La Mancha and Menorca. The first of these concessions to cable operators was awarded in July 1997 after a prolonged period of debate concerning the legislative framework. Telefónica has announced its intention to start operating in some regions shortly.

Although some operators had commenced infrastructure operations before formal authorizations were granted, the build-out of systems by independent operators is still at an early stage. According to Kagan World Media, as of December 31, 1998, there were approximately 2 million homes passed, and approximately 350,000 subscribers to cable television. Compared to other European countries such as Germany or the UK, cable television penetration in Spain is at a significantly lower level.

The principal cable operators in the Spanish market include:

- Cableuropa, S.A. (ONO) (various regions throughout Spain) – Its license area includes approximately 2 million households. The principal shareholders are: Banco Santander Central Hispano, Grupo Ferrovial, Multitel and Spainco, a consortium comprising General Electric, Bank of America and Callahan Associates.

- Cable i Televisió de Cataluña S.A. (Catalonia) – Its license area includes approximately 1.8 million households. The principal shareholders are Cableuropa, Endesa, Telecom Italia, and La Vanguardia.

- Madritel Telecommunicaciones S.A. (Madrid) – Its license area includes approximately 1.7 million households. The principal shareholders are Endesa, Unión Fenosa and Telecom Italia.

- Supercable Andalucía, S.A. (Seville) – Its license area includes approximately 1.3 million households. The principal shareholders include Endesa, UNICAJA and Supercanal, one of the main cable operators in Argentina.

- Retecal (Regional de Telecomunicaciones de Castilla y León, S.A.) – Its license area includes approximately 607,000 households. The principal shareholders are Hidroeléctrica del Cantábrico, Endesa, Union Fenosa and a number of local cable television operators.

- Euskaltel, S.A. (Basque Country) – Its license area includes approximately 633,000 households. The principal shareholders are BBK and KUTXA, Telecom Italia, Endesa, Retevision and the Basque Country Regional Government.

The Sogecable Group has signed agreements for the supply of programming with the majority of cable operators, for terms of between one and three years. See "Business – Production and sale of the Group's Channels".

Digital Terrestrial Television

On January 13, 1999, a competitive tender was held for the concession to operate national terrestrial digital television. This concession, which permits the concession holder to operate 3 multiplexed channels by digital terrestrial means, each with a capacity of 4 single channels and 2 additional channels, has been awarded to Onda Digital, S.A. The principal shareholder in Onda Digital, S.A. is Retevisión.

The current holders of the private television concessions (being Antena 3, Telecinco and Sogecable) were not permitted to tender for the new digital concession. However, the relevant legislation grants each of the holders of private television concessions the right, upon request, to carry a digital channel in addition to its analogue channel, on the same conditions as the original concessions. Sogecable, Antena 3 and Telecinco have decided to exercise this right. RTVE's two national analogue channels and the regional channels are each granted the right to request two digital channels.

In accordance with the relevant legislation, Sogecable has been awarded by a resolution of the Council of Ministers on June 11, 1999 the right to operate a digital channel by way of extension of the scope of its existing concession, for the remainder of the initial term of the concession. The legislation envisages that, upon renewal of the concessions held by the private television operators, each of the operators will continue to have use of a digital channel, to enable them to broadcast simultaneously in analogue and digital terrestrial format. In the case of Canal+, the Company will be required to ensure that its schedule of encrypted and decoded broadcasting coincides on both the analogue terrestrial and digital terrestrial channel.

The legislation also envisages that when each private television concession holder terminates analogue broadcasting, it will become entitled to operate a multiple digital channel (expected to have sufficient capacity for four single channels). This is, however, subject to the authorities being satisfied that adequate competition exists in the market at the relevant time.

The plan adopted by the authorities for the development of digital terrestrial television in Spain envisages that "switch-off" of analogue broadcasting will take place in 2012.

Regulation

The television market in Spain is subject to extensive regulation. See "Legal and Regulatory Environment" and "Requirements and Restrictions Applicable under Spanish Law to Ownership and Transfer of Shares" below.

BUSINESS

Introduction

The Sogecable Group is the leading provider of pay-TV services in Spain, engaged mainly in broadcasting and the supply of programming. At May 31, 1999, the Group had a total of 1,705,733 subscribers. The Group's pay-TV services are broadcast in analogue terrestrial and satellite DTH format. Canal+ is the Group's premium, first-window pay-TV channel, broadcasting to 98.4% of the Group's subscribers as at May 31, 1999, in analogue and digital format. Through CSD, the Group operates the leading multi-channel digital DTH platform in Spain, with 697,631 subscribers as at May 31, 1999. In the year ended December 31, 1998, the Group had total operating revenues of Ptas 103,856 million.

The Group also produces or co-produces ten theme channels ("the Group's Channels"), which are broadcast in Spain by CSD together with various externally-produced channels ("Third Party Channels"). In addition, the Group's Channels and the majority of the Third Party Channels are distributed, through the Group's arrangements with numerous cable operators, via cable TV. In consequence, the Sogecable Group has become one of the leading suppliers of pay-TV programming in Spain. The Group also has a leading position in the production and distribution of films and the exhibition of films in cinemas in Spain.

An important factor contributing to the Sogecable Group's leading position in the Spanish pay-TV sector has been its acquisition of premium sports and movie rights. The Group has acquired (i) long term programming rights for pay-TV and PPV from the major U.S. film producers such as Disney, Time Warner, Universal, Columbia, Paramount and Fox (together the "Majors"), generally on an exclusive basis for pay-TV and (ii) pay-TV and PPV rights to the Spanish soccer league on an exclusive basis for pay-TV, and exclusive pay-TV rights to other major sporting events. These contracts have strengthened the competitive position of the Group and, together with programming acquired from other suppliers, provide the programming content for Canal+, CDS and the Group's Channels.

The Group commenced broadcasting of Canal+ in September 1990, in the analogue terrestrial format, following the grant of a ten-year renewable concession to operate the first pay-TV channel in Spain. In 1993, the Group started in addition to broadcast a multichannel satellite analogue service. This was discontinued on January 31, 1997, once the Group launched its satellite digital service. CSD was granted two five-year renewable authorizations for the operation of a satellite television service effective from March 12, 1998 and to provide an encrypted television service by means of a conditional access digital system effective from February 19, 1998.

Group organization

The following chart shows the organizational structure of the Group:



Sogecable
Pay-TV Broadcasting
Canal+(1)
92.5%
CanalSatélite Digital, SL (Digital)(2)
100%
CableAntena, S.A. (Sale to cable operators)
Pay-TV Programing Content
Film Rights(1)
100%
Gestsport (Sports Rights)
40%
Audiovisual Sport, S.L.
100%
CIT, S.L. (Compañía Independiente de Televisión, S.L.) (Thematic Channels)
100%
Cinemanía, SL
100%
Sogecable Fútbol, SL
50%
Sogecable Música, SL
50%
Fox Kids España, SL
100%
Canal Estilo, S.L.
50%
CINTV, SL (Compañía Independiente de Noticias de Televisión, S.L.)
Film Production and Distribution
100%
Sogecine, S.A. (Production)
65%
33%
Sogepaq S.A. (Distribution)
50%
Warner Sogefilms (AIE) (Distribution)
33%
Warner Lusomundo, S.A. (Exhibition)
Direct Marketing & Data Base Management
100%
CAT, S.A. (Subscriber Management)
100%
Canal Club, S.A. (Catalogue Sales)
Other
100%
Soc. Gen. Television y Cine, S.L. (Broadcasting and Production Services)

(1) The references to Canal+ and Film Rights above are to activities carried on by Sogecable, S.A. and do not represent separate legal entities.

(2) Third parties have options to acquire a total of 15% of CSD's share capital. See "Business – CanalSatélite Digital – Options over CSD shares".

Competitive Strengths

Management believes that the Group has the following competitive strengths:

- *Canal+ is the leading premium pay-TV channel in Spain.* Management believes that the historical success of Canal+ in developing its subscriber base, both in analogue and digital format, demonstrates the attractiveness of Canal+ as a premium channel with its distinctive programming package based on first window pay-TV films and exclusive broadcasting of football and other major sporting events.

- *The Sogecable Group is Spain's leading pay-TV broadcaster.* Building on the achievements of its Canal+ analogue service, the Group has successfully developed its CSD service to reinforce the Group's position as the leading pay-TV broadcaster in Spain, with a total of 1,705,733 subscribers as at May 31, 1999, in both analogue terrestrial and satellite digital formats.

- *Exclusive access to high-quality premium content.* Access to premium films and sports programming rights is the fundamental element in pay-TV subscriber growth in Spain. The Group has exclusive access to a wide range of high quality content through its agreements with the Majors and the Mini-Majors, and through its programming agreements for Spanish football and other major sports.

- *Leading supplier of pay-TV programming.* The Sogecable Group is a leading supplier of pay-TV programming in Spain, offering to the majority of Spain's cable operators (i) the Group's Channels, covering films, sport, news, fashion, music, documentaries, children's entertainment and travel and (ii) the majority of the Third Party Channels.

- *Experience and know-how in subscriber management.* Effective subscriber management systems are an essential element of a successful pay-TV business. The Group has nearly 10 years of experience in developing such systems, far more than its competitors in Spain.

- *Vertically integrated presence in the Spanish film industry.* The Group is active in the production, distribution and also in the exhibition of films. Through its leading position in this market the Group also ensures access to top quality Spanish films for its pay-TV business.

- *Strong sponsorship from its principal shareholders.* The Sogecable Group benefits from management and technological expertise provided by its two key shareholders, Prisa and Canal+ Société Anonyme. The Prisa Group (as defined herein) is the leading multimedia group in Spain, publisher of one of the country's leading newspapers, El País, and the leading radio station Cadena SER. Canal+ Société Anonyme is Europe's leading pay-TV group. Both have contributed significantly to the development of the Group, and both have confirmed their intention to continue as significant shareholders upon completion of the Global Offering as illustrated in the shareholders' agreement referred to in "Principal and Selling Shareholders — Agreement among Principal Shareholders" below.

- *Track record of growth.* The management team has achieved a track record of successful growth in the Group's business and its subscriber base since the launch of operations in 1990. In particular, the Group has achieved 44% compound annual growth in subscribers and 41% compound annual growth in revenues during the last 10 years.

Strategy

The Company's overall strategy for the future is to reinforce the Group's current position as Spain's leading pay-TV broadcaster as a means to ensure long-term access to exclusive programming content, which in turn will contribute to consolidate the Group's position as the leading supplier of pay-TV programming in Spain.

The key elements of the Group's strategy include the following:

- *Reinforce the Group's position as Spain's leading pay-TV broadcaster by increasing the number of subscribers to Canal+ and CSD.* In relation to Canal+, the Group's strategy is (i) to strengthen further the channel's position as the leading premium pay-TV channel in Spain by reinforcing the quality of its content in films and sport; for example, Sogecable has recently acquired exclusive rights to broadcast the Spanish basketball league (ACB) until 2002; (ii) in the context of the analogue service, Canal+ will be positioned as a product that is easy to buy and install and therefore able to attract "impulse" subscribers, and the Company will also offer specific promotions such as a home delivery service or pre-paid trial periods.

In relation to CSD, the Group will seek to increase subscribership levels by (i) taking full advantage of its existing portfolio of high quality, exclusive programming; (ii) promoting further migration from the Canal+ analogue service to CSD; (iii) using special promotions, having regard to market conditions, to accelerate growth in subscriber numbers, including promotions carried out in collaboration with programming suppliers and service providers; (iv) enriching the current programming content, which already includes on-line interactive services such as internet access and facilities for downloading software, by adding home-shopping and home-banking; and (v) continuing to develop innovative strategies for program packaging to target new segments of the potential subscriber market.

- *Ensure long-term access to exclusive pay-TV content.* The ability to maintain access to exclusive programming content on a long-term basis is an essential element in supporting the Group's leading position in the Spanish pay-TV market. Management aims to position the Group to maintain this high quality content (i) by ensuring long-term growth in subscriber numbers, as described above, which will give the Group a significant competitive advantage in future negotiations for key programming elements; (ii) through promoting public awareness of its major brands (such as Canal+, CSD and Cinemanía) and emphasizing their association with quality programming, which management believes will be an attraction for both Spanish and international suppliers of programming; and (iii) by maintaining and strengthening the Group's established collaborative relationships with the Majors.

- *Consolidate Sogecable's position as leading supplier of pay-TV programming in Spain.* The Group aims to maintain its position as a leading supplier of programming content to cable operators in Spain and to establish itself as a leading supplier of programming content for the digital terrestrial television market and other forms of pay-TV when and if it is launched. To achieve these objectives, the Group will (i) continue to develop theme channels in key pay-TV programming areas (using strategic alliances or joint ventures to do so, where appropriate); (ii) develop new products, such as TV series and documentaries; and (iii) capitalize on its long-term exclusive programming content, as described above.

- *Capitalize on leading position in the Spanish film industry.* The Group has established a leading position in the Spanish film industry in production, distribution and exhibition. The Group's objective is for Sogecine to produce 6 to 8 quality Spanish films per year, and for Sogepaq to acquire full rights to 5 or 6 Spanish films and 7 or 8 independent films per year. This is expected to maintain Sogecable as Spain's leading film producer and to ensure long-term access to high quality Spanish films. In addition Warner Lusomundo expects to open 15 new multiplex cinemas with more than 180 screens in the next 4 to 5 years.

Management believes that pursuit of the strategy described above will enable the Group to take full advantage of the significant growth potential which it believes exists within the Spanish pay-TV market. According to Kagan World Media, current levels of penetration of pay-TV services, measured as a percentage of total households with television sets, are low in Spain relative to more developed European markets such as Germany, the UK and France. As a result, management believes there is potential for the Spanish market to grow at rates in excess of these European counterparts in the short-to-medium term as the Spanish market moves towards the levels of penetration achieved in more developed pay-TV markets.

Canal+

Introduction

Canal+ is the Group's premium, first window pay-TV Channel and is broadcast in analogue terrestrial and satellite digital format. At May 31, 1999, Canal+, had a total of 1,678,477 subscribers in its analogue and digital formats. It offers viewers an attractive mix of first-run broadcasts of movies, exclusive coverage of major sports events, music, children's programs, news, current affairs and documentaries. It has created a distinctive image in the Spanish market with its high-quality and innovative style of broadcasting.

The channel was launched originally in analogue terrestrial format, and continues to broadcast in that medium. In 1997, CSD was launched with Canal+ (in multiplexed "Canal+ Digital" format) as an integral part of its programming. Since then a significant number of Canal+ viewers have migrated to CSD's digital service thereby electing to receive Canal+ Digital as part of the package of programming for which they contract.

The following table shows the total number of subscribers to Canal+ as at December 31 in each year since the channel's inception, and as at May 31, 1999. The table also shows the breakdown of subscribers between analogue and digital services.

Canal+ subscribers

	December 31									May 31
	1990	1991	1992	1993	1994	1995	1996	1997	1998	1999
Total[1]	87,963	278,417	559,024	767,562	969,636	1,204,615	1,366,063	1,464,894	1,593,614	1,678,477
Analogue ..	87,963	278,417	559,024	767,562	969,636	1,204,615	1,366,063	1,208,019	1,009,601	1,008,102
Digital	0	0	0	0	0	0	0	256,875	584,013	670,375
% Cancellations[2]	1.7	5.3	8.1	7.5	8.0	6.7	7.7	8.1	8.9	4.3

(1) The number of subscribers as at each date shown above is the number of subscription contracts in force as at that date.

(2) Cancellations in any period are the number of subscriptions terminated in that period expressed as a percentage of the aggregate number of subscribers at the beginning of the period plus new subscriptions during the period.

Since the launch of CSD's service in 1997 the total number of Canal+ subscribers has continued to grow. The decline in analogue subscribers as at December 31, 1997 and 1998 reflects the migration of a number of analogue subscribers to the digital services mainly as the result of a deliberate marketing strategy of the Group to encourage migrations in the initial period of CSD's operation. Migration benefits the Group by enabling higher levels of revenue per subscriber, in view of the wider range of services available to CSD subscribers. Despite the ongoing migration of subscribers to digital services, the Canal+ analogue service is continuing to attract significant numbers of new subscribers: there were over 107,770 new analogue subscribers in the first five months of 1999. The Group intends to continue to devote significant resources to the attraction of new analogue subscribers for the foreseeable future.

It is important to note that the evolution of subscriptions to Canal+, and to CSD to a certain extent, is influenced by seasonal factors. Seasonality can, to some extent, be managed by the Company by means of specific promotions and marketing campaigns. See "—Commercial Policy" below. The following table shows, for 1997 and 1998, the percentage of new subscription and cancelled subscriptions for the Canal+ analogue service which took place in each quarter of the relevant year:

	Q1 %	Q2 %	Q3 %	Q4 %	Total %
1997					
New subscriptions[1]	29.9	21.4	18.1	30.6	100
Cancelled subscriptions[2]	23.0	24.8	27.4	24.7	100
1998					
New subscriptions[1]	33.4	16.0	26.1	24.4	100
Cancelled subscriptions[2]	21.0	26.0	29.2	23.7	100

(1) Number of new Canal+ analogue subscriptions for the quarter as a percentage of the total number of new analogue subscriptions for the year.

(2) Number of cancelled Canal+ analogue subscriptions for the quarter as a percentage of the total number of analogue cancellations for the year.

Programming

A key feature of Canal+ is its premium programming schedule, dominated by exclusive first-run films (which are shown without advertising breaks) and the exclusive coverage of major sports events. In 1998, the breakdown by broadcast hours on the original Canal+ channel of the principal categories of programming, together with the percentage of programming costs of Canal+ represented by each, was as follows:

Canal+: programming in 1998

	Hours Broadcast %	Programming Cost (%)
Cinema	49.6	53.6
Sport	17.6	33.3
Children's programs	6.9	1.3
Music	5.0	0.5
News	5.0	2.7
Series	4.6	7.0
Documentaries	4.1	0.5
Others	7.2	1.1

In its original format Canal+ broadcasts 24 hours a day, every day of the year. Every day, approximately 18 hours of broadcasting is in encrypted format. The remaining 6 hours of broadcasting is in decoded format and, in common with other television channels, is available to approximately 93.69% of all households in Spain.

The decoded broadcasting of Canal+ includes news, magazine programs, talk shows (Lo + Plus) and Las Noticias del Guiñol (licensed from Canal+ Société Anonyme), a popular satirical program. This broadcasting provides a promotional showcase for the channel's programming schedule. Advertising is carried only during decoded periods.

In addition to the original Canal+ channel, CSD offers two multiplexed versions of the channel, Canal+ Azul and Canal+ Rojo (together with the original Canal+, known as Canal+ Digital). Each of these multiplexed channels broadcasts approximately 16 hours per day. The two multiplex channels make use of the programming material carried on the original Canal+ channel and present it using alternative broadcasting schedules. As a result, Canal+ viewers who subscribe through the digital service of CSD have significantly more viewing time flexibility.

Cinema

Canal+ shows approximately 300 different first-run movies per year (each movie being given a set number of showings both in the original channel and in the multiplexed versions). Of these, approximately 190 to 200 are movies produced by the Majors, 10 to 15 are produced by Mini-Majors, 50 to 60 are Spanish productions (including productions of Sogecine), and 40 to 50 are other European productions. Canal+ shows a first-run movie 6 nights per week.

The position of Canal+ as the first premium channel in the Spanish market and the strong growth in subscriber numbers since the launch of the channel, have placed the Group in a strong position to negotiate with the leading U.S. studios, as its current portfolio of contracts with the Majors and Mini-Majors illustrates. Within the overall set of rights which these contracts make available to the Group, Canal+ typically acquires the right to the first pay-TV window, which generally commences approximately 18 months after the theatrical release. For a description of the contractual arrangements with the Majors and Mini-Majors see "– Acquisition and management of film rights" below.

In addition, Canal+ has access to high quality European and Spanish cinema productions through its contractual arrangements with leading production and distribution companies and also through Sogecine, the film production company within the Group, and Sogepaq, the Group's film distributor. The Group complies with its obligations to broadcast on Canal+ certain minimum quantities of programming of European and Spanish productions. See "Legal and Regulatory Environment" below.

Sport

The other major element of the programming offered by Canal+ is the live coverage of major sport events, in particular the Spanish football league. Canal+ broadcasts, on an exclusive basis, one First Division and one

Second Division Spanish league match every Sunday. For a description of the contractual arrangements covering these rights, see "– Acquisition and management of rights to sport events" below.

Canal+'s broadcasting of football introduced an innovative way to cover sports events. The Sunday evening transmission of a First Division league match has introduced a number of innovative techniques in terms of camera angles, statistical analysis and expert commentary. The football "package" also includes a trailer program on Saturday ("El Día Antes"), an immediate post-match discussion in "El Tercer Tiempo", and a Monday night review of the weekend's goals and news in "El Día Después".

In addition to football, the Group has recently entered into an important new contract which provides Canal+ with the exclusive rights to broadcast the Spanish basketball league (ACB) from September 1999 with one game per week broadcast live and other matches shown on Sportmania (with the ACB having third choice rights for certain games to be shown free-to-air). Within the Group, Canal+ will have first choice in determining which game it will broadcast live, and which of the remaining games will be shown on Sportmanía, the Group's dedicated premium sports channel. Canal+ also benefits from the Group's extensive portfolio of rights to show major international sports events on an exclusive basis in Spain. Currently, these include major golf events such as the Augusta Masters, British Open, U.S. Open and the PGA, and the Golden League athletics tournament. The popularity of specific events varies from year to year depending on the extent of Spanish involvement. However, the Group believes that the broadcasting of these prestige events contributes to the perception of Canal+ as Spain's leading premium channel. In addition to the events listed above, Canal+ currently shows on an exclusive basis the best of American football and basketball. The Group's portfolio of rights to sporting events is described further in "– Acquisition and management of rights to sports events" below.

Commercial Policy

In determining its commercial policy, Canal+ has recognized the paramount importance of maintaining close contact with its subscriber base in order better to meet their demands. Regular surveys of subscribers are carried out and, with the benefit of this information, the Group has been able to shape its commercial policy accordingly. See "– Customer Service – CATSA" below.

The initial successes of Canal+ were achieved in major cities with relatively high levels of disposable income such as Madrid and Barcelona, and the channel's initial marketing policy reflected the expectation that these areas would be the largest sources of subscribers. However, the total of 1,678,477 subscribers which Canal+ had as at May 31, 1999 indicates that, in approximate terms, some 5 million people have access to the channel in its encrypted format. This in turn implies that the profile of the subscriber base has broadened considerably in recent years. This reflects a more widespread acceptance in Spain of the concept of paying for television. As at May 31, 1999, 46.5% of subscribers to the Canal+ analogue service were from six provinces, namely Madrid, Barcelona, Valencia, Seville, Bilbao and La Coruña.

The launch of CSD in 1997 required the Group to reassess the marketing of Canal+. The availability of Canal+ in the satellite digital packages offered by CSD has been an important attraction to the public, and in the early days of CSD's operations, the Group positively encouraged the migration of Canal+ analogue subscribers to the digital service. Since CSD was launched in January 1997 there have been over 550,000 migrations. However, it has become apparent that there is still considerable potential for the Canal+ analogue service to attract new subscribers. The practicalities of the analogue system are very simple: the product is accessible since the subscriber can acquire the necessary decoder and key pre-packaged in hypermarkets, and make the connections at home himself or herself. The connection of the decoder has become even simpler in recent years, as the new generation of televisions has included a scart socket as a standard item, thus removing the need for an additional adapter to be fitted. Accordingly, one current focus of the marketing of the Canal+ analogue service is to promote sales on a "self-service" basis through large stores. In addition, a home delivery service has been launched and a pre-payment system by which subscribers pay a certain amount and take Canal+ for a limited period of time with no long-term subscription commitment has been implemented.

Another objective of the current commercial strategy of Canal+ is to create peaks in demand at particular points in the year (such as Christmas or Father's Day) through specifically targeted advertising campaigns. In addition, the Group is taking steps to redress the traditionally high number of cancellations at the beginning of the summer holiday season by emphasizing that subscribers can take the decoder to a holiday home and plug it in there. See "– Introduction" above.

There have been changes in the pricing structure for Canal+ analogue. In the initial period of operation the subscriber paid a deposit guarantee, which was returned upon cancellation and return of the decoder. In 1995, an

additional (non-returnable) connection fee was also introduced. Since January 1998, the deposit guarantee has not been required from new subscribers, and accordingly the only amount payable by a new subscriber currently is the non-returnable connection fee. As at December 31, 1998, the amount recorded in the Group's consolidated financial statements in respect of deposit guarantees was Ptas 12,432 million. In January 1999, this connection fee was reduced from Ptas 15,000 to Ptas 9,950, whilst the monthly charge was increased to Ptas 3,750. The Group believes this change in pricing structure will contribute to promote "impulse" buying of the analogue service. The connection fee and monthly charge are now the only payments which subscribers are required to make for the analogue service (together with the rental of an adapter, where necessary).

The following tables show the history of the connection fee, the deposit and the subscription fee for Canal+ analogue subscribers:

Analogue Subscribers Connection Fee and Deposit

Date	Connection Fee[1]	Deposit
	(Ptas)	(Ptas)
September 1990	0	15,000
February 1992	0	20,000
January 1995	2,500	15,000
August 1995	5,000	10,000
February 1996	6,000	9,000
October 1996	9,000	6,000
January 1997	9,000	6,000
January 1998	15,000	0
from January 1999	9,950	0

(1) VAT included

Monthly Subscription Fee

Date	Monthly Fee[1]
	(Ptas/ Subscriber)
September 1990	3,360
January 1992	3,390
August 1992	3,450
January 1993	3,180
February 1993	3,500
January 1995	3,533
February 1997	3,533
March 1997	3,660
from January 1999	3,750

(1) VAT included

Distribution network

Sogecable has a network of approximately 5,148 points of sale, which serve both the analogue terrestrial and CSD operations. These points of sale comprise a direct distribution network of 1,639 outlets, and sub-distributors totalling 3,509 outlets. Within the direct distribution network, 247 points of sale are in large stores (including branches of large department stores such as El Corte Inglés and Pryca), 839 are in other chain stores and 583 are independent outlets. In the period from January 1, 1999 to May 31, 1999, the percentage of Canal+ analogue sales by number of new subscribers represented by each of these categories was as follows: large stores 37.2%; other chain stores 37.1%; independent outlets 14.6% and sub-distributors 11.2%.

The level of sales through large stores is usually higher for analogue subscribers, who acquire and install the equipment without technical assistance being required, than for digital subscribers. See "– CSD – Distribution and installation", below. Sales of analogue terrestrial services involve the new subscriber taking home a box containing the decoder and a key, with instructions on how to connect the equipment to his or her television. The subscriber is then required to call the subscriber management center to confirm connection and to return a signed contract.

The Group's commercial network is divided into six territories centered around Madrid, Barcelona, Bilbao, Valencia, Seville and La Coruña. The Group has an internal team of approximately 80 commercial agents who manage relations with the distributors. The Group also organizes regular training courses for its distributors. Distributors receive a single fixed commission payment of approximately Ptas 3,000 for each new subscription regardless of the length of the subscription.

Transmission and technology

Decoders

The equipment which the subscriber uses to connect to the analogue terrestrial system comprises a set-top decoder and a "key". For subscribers whose television set does not contain a scart socket, a radiofrequency adapter is provided. This item is rented to the subscriber at Ptas 505 per month in addition to the monthly subscription fee.

The set-top decoder contains the technology needed to decodify the encrypted signal. The Group has in the past used three suppliers to manufacture decoders for its analogue terrestrial service. However, no recent purchases of new analogue decoders have been made by Sogecable. Management believes that, in light of the launch of CSD and the anticipated eventual migration of a majority of subscribers from Canal+ in its analogue format to CSD, the Company's existing stock of decoders will be sufficient to meet future demand. The decoders returned by migrating subscribers at the end of their contracts are repaired and made available for use by new analogue subscribers. For this reason the Group has not acquired new analogue decoders since 1997. The net value of the Canal+ decoders, adapters and keys was Ptas 7,369 million at March 31, 1999.

The chip contained in the "key" which is provided to the subscriber contains his or her personal identification details. This enables Canal+, through the broadcast signal, to switch on the decoder when the necessary payment arrangements are put in place at the beginning of a subscriber's contract, and to switch it off if the subscriber defaults in payment.

The Group believes that the conditional access technology used in its system, which is derived from the long experience of Canal+ Société Anonyme, provides a high level of security and accordingly the Group believes piracy is not a significant concern for the analogue service.

The Syster conditional access technology used in the analogue decoders is licensed from Nagra+, a company which is owned as to 50% by Canal+ Société Anonyme.

Transmission of the signal

The Group distinguishes two phases in the transmission of the signal: (i) the transmission of the signal from the facilities of Canal+ to the subscribers and (ii) the transmission of the signal from external events, such as a sports event, to the facilities of Canal+. The Company has entered into an agreement with Retevisión, the second telecommunications operator in Spain, for the transmission of the signal from Canal+ facilities to subscribers. In this capacity, Retevisión is acting as the monopoly owner of the relevant infrastructure until April 2000 and is required under Spanish law to provide this element of the service on transparent, non-discriminatory, cost-based terms. As a result, Retevisión is operating for RTVE, Antena 3, Telecinco and the regional television channels, as well as for Canal+ in its analogue format. The fee for use of the monopoly infrastructure owned by Retevisión is determined by the *Comisión Delegada del Gobierno para Asuntos Económicos.*

However, with effect from April 2000, the carrier service for the Group's analogue terrestrial signal will be open to competition, and the service could be provided by other operators. While the Group believes that the opening of this market to competition is likely to be beneficial for users of the transmission services, if the Company were unable to maintain access to the transmission service of Retevisión or to contract for Retevisión's services on terms and conditions comparable to those currently in effect, this could materially inhibit the Company's ability to provide Canal+ in its analogue format to subscribers, which could have a material adverse effect on the financial condition and results of operations of the Group.

Signals from external events are transmitted to and collected at Canal+'s central broadcasting facility in Torre Picasso, Madrid. This transmission service is provided by several telecommunications operators in Spain and the Company currently has a contract for this purpose with Retevisión. Once the incoming signals have been processed and, where appropriate, encrypted, the signal is then transmitted for broadcasting to the subscribers through the conventional terrestrial broadcasting facilities of Retevisión.

General

The Group believes that the technological structure of the analogue terrestrial service, both in terms of the decoder and conditional access system, and the transmission of the signal, is stable and does not anticipate major changes in the coming years.

CanalSatélite Digital

Introduction

CSD is the leading satellite digital DTH platform operating in the Spanish market. CSD commenced broadcasting on January 31, 1997 through the Astra satellite system. It offers subscribers a range of programming packages which contain Canal+ Digital, the Group's Channels, the Third Party Channels and PPV and interactive services as the basic elements. Approximately 96% of CSD's 697,631 subscribers at May 31, 1999 included Canal+ Digital in the package which they receive.

CSD's service was launched in January 1997. On February 19, 1998 CSD was granted, in accordance with the applicable legislation, authorization to operate a conditional access telecommunications service, and on March 12, 1998 CSD was granted authorization to provide satellite digital television services. Each of the authorizations was granted for an initial period of 5 years and is renewable upon CSD's request. See "– Transmission and technology" and "Legal and Regulatory Environment" below.

The following table shows on a quarterly basis how the numbers of subscribers to CSD's services have increased since its launch, and also shows the number of subscribers at May 31, 1999. As at May 31, 1999, 74.4% of the subscribers to CSD had migrated from Canal+'s analogue terrestrial service.

CSD subscribers as at quarter end and at May 31, 1999

	1997				1998				1999	
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	May 31
Total	22,506	60,688	120,089	260,168	436,809	506,047	547,557	599,350	670,141	697,631

(1) As explained above, a high percentage of the subscribers to CSD take Canal+ Digital. These subscribers are included both in the table above and also in the table of total Canal+ subscribers in "– Canal+" above.

As noted above in relation to Canal+, there is an element of seasonality in the evolution of subscriptions. The following table shows, for 1998, the percentage of total new and cancelled subscriptions for the year which took place in each quarter of the year (although these figures were affected to some extent by the major promotional campaign undertaken by CSD in the first quarter of 1998):

	1998				
	Q1 %	Q2 %	Q3 %	Q4 %	Total %
New Subscriptions	49.4	20.3	13.4	16.9	100
Cancelled Subscriptions	13.3	18.6	29.0	39.1	100

Services

The introduction of digital technology to television broadcasting marked a significant change in the television industry. See "The Spanish Television Market – Analogue and Digital."

Digital technology also permits the downloading of software to the subscriber's terminal, therefore allowing the Group to offer its subscribers a range of interactive services. The services offered by CSD can be grouped in three categories: the provision of television and audio channels; PPV services; and interactive services.

TV and audio channels

A CSD subscriber can access a total of 98 television and 5 audio channels using the satellite digital service. These include Canal+ Digital in its basic and multiplex versions, the Group's Channels, Third Party Channels which CSD acquires to include in its programming offer and also a number of other channels that are broadcast free to air through the Astra satellite system. The extent of an individual subscriber's access to the encrypted channels supplied by CSD depends on the programming package chosen by the subscriber: see "– Television Programming" and "– Commercial Policy" below.

Pay per view

CSD offers PPV services to all its subscribers covering football, films, Formula 1 motor racing, adult entertainment and concerts. The PPV service has been particularly successful with respect to football and films. Up to 21 channels are used to provide PPV services, of which 11 are available for cinema and 8 for sport.

Since October 1998, CSD has held the exclusive PPV rights to the First and Second Division of the Spanish football league. By virtue of an agreement between the Company and Telefónica Media, S.A. of June 17, 1999, such PPV rights are now shared with Vía Digital. CSD has acquired the PPV rights in Spain for Formula 1 from Canal+ Société Anonyme. This service uses seven channels to allow the subscriber to select different images from a range of camera angles. See "– Acquisition and management of rights to sports events" below. In films, the Group's contracts with the Majors, as well as others, provide CSD with PPV rights in Spain.

The following table shows the respective percentage contribution of cinema, football and other categories to total PPV purchases for the years ended December 31, 1997 and 1998.

Percentage of total PPV purchases	1997	1998
Cinema	55.5%	50.7%
Football	43.9%	48.5%
Others	0.6%	0.8%

Interactive services

The digital technology enables CSD to offer its subscribers interactive services. Currently the range of services offered include games, weather information, a television guide and a home banking service developed in collaboration with Banco Bilbao Vizcaya, S.A. CSD intends to expand the range of interactive services offered significantly in the coming months. The set-top terminal provided to subscribers includes a slot for the subscriber's credit card, for example, to make payment for home-shopping services. CSD is currently in discussions with banks to develop the required payment systems.

The Group anticipates a major increase in the use of interactive services. In the context of home-shopping, CSD is working with suppliers on the logistics of delivery services: CSD believes that efficient and reliable delivery will be fundamental to the successful development of this service.

Television programming

The key element of CSD's programming offer is Canal+ Digital. This offer is supplemented by the Group's Channels, each of which has been developed with distinctive and high quality content. Where considered appropriate, the Group's Channels have been developed in association with external partners that have a strong brand recognition and a reputation for quality such as Fox and CNN. See "– Production and sale of the Group's Channels" below.

In addition, CSD has selectively acquired programming content from third parties. The packaging of the elements of programming offered by CSD is described in "– Commercial Policy" below.

The following table shows the programming offered by CSD:

CSD: Programming Offer

Canal+ Digital	Content
Canal+	Premium channel
Canal+ Azul	Canal+ Multiplex
Canal+ Rojo	Canal+ Multiplex
The Group's Channels	
Cinemanía	*Film channel*
Cinemanía Azul	Cinemanía Multiplex
Cinemanía Rojo	Cinemanía Multiplex
Real Madrid TV	Sports channel
Fox Kids	Childrens channel
Sportmanía	Sports channel
Documanía	Documentaries
CNN+	Spanish News channel
Viajar	Travel channel
Estilo	Fashion and celebrities
C:	Multimedia channel
40 TV	Music videos
PPV and Interactive Channels	
Taquilla	Pay per view channels
Mosaico	Self-promotion channel
Guia	Electronic program guide
Jugar	Interactive games channel

Third Party Channels	Content
Cineclassics	Classic film channel
Disney channel	Childrens entertainment channel
C: Directo	Interactive multimedia channel
Seasons	Hunting, Fishing and Nature channel
Muzzik	Music channel
Medicina TV	Professional channel
TNT	Classic films channel
Paramount Comedy	Comedy channel
AXN	General entertainment channel
Cartoon Network	Cartoon channel
Nickelodeon	Childrens channel
Eurosport	Sports channel
Discovery	Documentaries
CNN	International News
Euronews	European News channel
Météo	Weather channel
Canal Canarias	Tourism channel
Andalucia TV	International version of Canal Sur
TVC	Catalan channel
Fashion TV	Fashion channel
MTV	Music video channel
MCM Africa	African music channel
Audiomania	6 radio channels
Multimúsica	15 audio channels of international music
Multiclásica	10 music radio channels
Radio	Channel with 6 Spanish radio stations
CNBC/NBC	Financial information and entertainment
Radio Internacionales	Radio channel

The following table lists the channels that broadcast free-to-air through the Astra satellite system and to which CSD subscribers have access:

Channels Broadcast Free-to-Air

Channel	Content	Channel	Content
Deutsche Welle	German channel in English, German and Spanish	Eins Extra	German movie channel
		Eins Festival	General interest
Raiuno	Italian public channel	Eins Muxx	General interest
RTPI	Portuguese public channel	3SAT	General interest
TV5	French speaking news channel	WDR Fernsehen	German movie channel
Arte	Cultural channel	Suedwest 3	German regional channel
La Cinquième	French channel	MDR Fernsehen	German regional channel
Travel	Travel channel	B1 Fernsehen	German regional channel
Grand Tourisme	Travel channel	N 3	German regional channel
Sky News	News channel	Hessen Fernsehen	German regional channel
RTL 2	General interest	Bayerisches FS	German regional channel
Super RTL	General interest	ORB Fernsehen	German regional channel
VOX	General interest	ORF	Austria channel
Das Erste	General German channel	TW 1	German language channel
ZDF	General German channel	ZDF info Box	German language channel
SAT 1	German films and sport	Astra Visión	Promotional channel
ProSieben Zwei	Family channel	RTM	Moroccan public channel
DSF	Sport channel	ESC	Egyptian public channel
Kabel 1	German films and sport	TV 7	General interest
Arte/Kika	German-Franco culture channel		
Phoenix	General interest		

Commercial policy

CSD offers its subscribers a flexible range of programming packages based on four key elements:

- Canal+ Digital, which includes Canal+ in its original format and in the multiplexed versions (Canal+ Azul and Canal+ Rojo);
- the Basic package, which includes certain of the Group's Channels such as Fox Kids, Sportmanía, 40TV, Estilo, Viajar, C: and CNN+, as well as certain Third Party Channels such as TNT, Cartoon Network, CNN International, AXN, Paramount Comedy, Nickelodeon, Eurosport and MTV;
- Cinemanía in its basic format and in two multiplexed versions (Cinemania Rojo and Cinemanía Azul); and
- the Disney Channel.

A subscriber may select the Basic package, described above, for a monthly fee of Ptas 2,595. Other combinations include:

- Canal+ Digital for Ptas 3,750 per month;
- Formula Familiar (Basic, Disney, Cinemanía and Cineclassics) for Ptas 4,495 per month;
- Premium + (Basic and Canal+ Digital) for Ptas 5,995 per month;
- Premium + Disney (Premium + and Disney) for Ptas 6,590 per month;
- Premium + Ciné (Premium +, Cinemanía and Cineclassics) for Ptas 6,995 per month; and
- Premium + Familiar (all 4 elements), for Ptas 7,590 per month.

In addition, the subscriber has the option to add various channels, such as Real Madrid TV, Muzzik and Multiclásica, C: Directo and Seasons for Ptas 750 each per month, the Movie Option (Cinemanía and Cineclassics) for Ptas 1,450 per month, Disney for Ptas 995 per month or CSD's new professional channel for doctors and pharmacists, Medicina TV, for Ptas 1,500 per month.

In addition to the monthly charges referred to above, subscribers pay an initial connection fee (currently Ptas 15,000), plus a monthly decoder rental charge (which is currently Ptas 1,000 per month). Costs of installation of the satellite dish and cabling are not included in this charge – the subscriber pays these direct to the installer. These arrangements may vary when CSD launches special promotions.

The following table shows how the connection fee, the decoder rental fee and the monthly subscription fees have evolved since CSD was launched in January 1997.

Evolution of CSD prices[(1)]

	February 97 to December 97	December 97 to April 98	April 98 to December 98	January 99 onwards
Connection fee	32,500	32,500	15,000[(2)]	15,000
Decoder Rental	1,000	1,000	1,000	1,000
Monthly Subscription fee				
Packages				
Basic	1,995	1,995	2,495	2,595
Canal+ Digital	3,660	3,660	3,660	3,750
Formula familiar				4,495
Premium +	4,995	4,995	5,595	5,995
Premium + Cine			6,995	6,995
Premium + Disney			6,590	6,590
Premium + Familiar			7,590	7,590
Options				
Cine		1,450	2,495	1,450
Disney			1,495	995
Seasons	750	750	750	750
Muzzik	750	750	750	750
C: Directo	750	750	750	750
Real Madrid TV				750
Medicina TV				1,500
PPV Cinema				
Cine Estreno	600	600	600	600
Cine Reestreno	450	450	—	—
Offer of the month	—	—	—	995
PPV Football				
R.Madrid/Barcelona matches	—	995	1,195	1,825
Other Teams	—	995	1,195	995

(1) VAT included.

(2) From June 1998

The following table shows the distribution of subscribers between the Basic package and the Premium packages:

	1997	1998	May 1999
Basic	1.3%	2.4%	3.0%
Premium offers	98.7%	97.6%	97.0%

The geographic spread of subscribers to CSD is broadly similar to that for the Canal+ analogue service. As at May 31, 1999, 44.2% of subscribers to CSD were from six provinces, namely Madrid, Barcelona, Valencia, Seville, Bilbao and La Coruña.

Distribution and installation

CSD uses substantially the same distribution network and the same internal sales force as the Canal+ analogue service, described in "– Canal+ –Distribution network" above. The relative importance of each distribution channel is, however, different for CSD. In the period from January 1, 1999 to May 31, 1999, the percentage of sales by number of new CSD subscribers represented by each of the distribution channels was as follows: large stores 4.5%; other chain stores 37.4%; independent stores 44.0%; and subdistributors 14.1%. The

system of commission payments is also distinct. The CSD distributor receives a variable commission related to the first monthly charge, which depends on the package subscribed.

Connection of a new subscriber to the CSD service is more complex than in the case of analogue terrestrial service, and requires a professional installation engineer to fit the satellite dish and cable required. Since June 1998, CSD has not provided the installation service but rather has used independent installers. Accordingly, either the distributor provides the installation service itself, as is often the case with the smaller distributors, or arranges for a third party installer to provide the service, which is the usual practice of the large department stores or hypermarkets which sell CSD's service. Generally, all installation charges are paid directly by the subscriber although as part of specific, short-term promotions, the installation charges may be covered by CSD.

The satellite dish required to receive CSD is owned by the subscriber while the decoder is rented from CSD for Ptas 1,000 per month. In the future, it is possible that decoders will become available for sale directly to the subscriber.

Transmission and technology

Decoders

CSD has adopted the simulcrypt decoder technology. Simulcrypt decoders carry a "conditional access" module inside the box and are compatible with services offered by other operators with whom CSD reaches an agreement. CSD's digital decoders also feature an additional smart card slot that allows CSD to provide services such as home shopping and home banking which are currently being developed. Decoders with simulcrypt technology are produced by various companies such as Philips, Sony and Pioneer.

The Company plans to invest in new digital decoders to meet the demand from new subscribers to CSD. The level of investment will be determined by the growth in new subscriptions.

The MediaGuard digital conditional access technology in the decoders provided is licensed from Société Européenne de Contrôle d'Acces ("SECA"), a joint venture company, owned as to 50% by Canal+ Société Anonyme and 50% by Bertelsmann. The MediaHighway interactive system technology is licensed directly from Canal+ Société Anonyme. The conditional access and interactive technology used by Sogecable is used in 12 countries. Approximately 3 million digital decoders using this technology are in operation. The technology is flexible and capable of further development.

Due to the sophistication of the conditional access technology the Group believes that piracy is not at present a significant concern.

CSD has developed a comprehensive maintenance and repair scheme for its subscribers. CSD has entered into maintenance arrangements which provide a rapid repair service to subscribers with immediate replacement of the subscriber's decoder where necessary. Decoders have a thirteen-month guarantee during which the cost of any repairs is met by the manufacturer. After the expiry of the guarantee CSD assumes the costs of repair. To date CSD has experienced very low levels of technical problems with the decoders. Satellite dishes are maintained by the initial installer who is notified by the distributor.

The Group's technological infrastructure in the digital field is relatively new. Despite the rapid growth and technological developments in this area, obsolescence of the Group's equipment is not seen as a serious risk in the near future.

Transmission of the signal

CSD has various contractual arrangements with Société Européenne des Satellites, S.A. ("SES") for the use of seven transponders in three separate Astra satellites located at an orbital position of 19.2° East. A separate contract is in place for each transponder. All the contracts are for periods of ten years and expire at various dates in the years 2006 and 2007.

These transponders give CSD the capacity to broadcast 55 conventional television channels. CSD currently uses 51 television channels, 5 audio channels and 2 interactive service channels. CSD's transponder capacity is used to broadcast the Group's Channels and Third Party Channels, PPV and interactive services to subscribers. However, the total number of channels available to CSD subscribers through the Astra satellite is 98 television channels and 5 audio channels, including 40 television channels which are broadcast free to air on Astra.

The Group believes that, with current improvements in digital compression technology, it would be possible to increase CSD's capacity on the Astra satellites to approximately 66 channels, should the need arise. The Group

may also rent additional space on the Astra system if required. Accordingly the Group does not consider that satellite capacity constraints will limit its future expansion.

It is SES' policy to maintain one back-up transponder to support each transponder in use. The spare transponders are spread over the total of 9 satellites in operation. In addition, the fact that CSD's transponders are carried on three different satellites reduces the risk of a catastrophic failure of the system.

Under the arrangements originally entered into by CSD with SES, the up-link to the Astra satellite system was initially carried out from Luxembourg. This function has gradually been transferred to Spain and whilst the up-link to four of the seven transponders is still carried out from Luxembourg, it is expected that from October 1999 CSD's entire operation will be carried out in Spain.

Options over CSD shares

The Company has a shareholding of 92.5% in CSD. The other shareholders are Promociones Audiovisuales Reunidas, S.A. (5.0%) and Antena 3 (2.5%).

At present there exist option agreements with two of the Majors, namely Time Warner and Disney, covering in the aggregate up to 15% of the capital stock of CSD.

The option granted to Time Warner is in respect of 10% of the capital stock of CSD. The Company believes that if the option were to be exercised, the exercise price would fall in the range of U.S.$ 320 million to U.S.$ 420 million (for 100% of the capital stock of CSD), based on the price mechanism included in the option agreement. Such range is set with reference to the valuation of CSD as of the option agreement date (June 30, 1997). The option exercise period expires in the first quarter of 2000.

The option granted to Disney is in respect of 5% of the capital stock of CSD, and Disney has given notice to exercise its option. The exercise price is set by reference to two valuations of CSD by seller and buyer as of the date of the option agreement (April 25, 1997). However, given that the percentage difference between the buyer's valuation and the seller's valuation exceeds a percentage level determined in the option agreement, the option provides that the parties will enter good faith negotiations to determine another method of calculating the value of CSD as at April 25, 1997. The parties have not reached agreement on what such method will be.

Production and sale of the Group's Channels

Production

The Group produces or co-produces ten channels in addition to Canal+. These channels are (i) Cinemanía, a premium movie channel, (ii) Sportmania, a premium sports channel, (iii) Real Madrid, a mini-premium channel focusing on the Real Madrid football team, (iv) Fox Kids, a cartoon channel, (v) 40 TV, a music channel, (vi) Documania, a documentary channel (vii) Estilo, a showbusiness/lifestyle channel and (viii) Viajar, a travel channel. In addition, the Group's two newest channels are CNN+, which is produced by CINTV, a 50% subsidiary of the Company, and C:, which is produced by CSD. CIT, S.L., a wholly owned subsidiary of the Company, provides centralized services to the channels, including management, accounting, technological maintenance and services and co-ordination of promotional advertising.

Cinemania. Cinemania is a 24 hour premium movie channel primarily focused on two areas: (i) second-window showings of U.S., European and Spanish feature films and (ii) films from the libraries of the Majors. Approximately 25% of its movies are second window showings of films that are first shown on Canal+. The remainder are library films. In addition to films, Cinemania also programs interviews and documentaries relating to movies being shown. Cinemania is produced in multiplexed format, with three channels showing the same content on different schedules. Cinemania is one of the channels included in CSD's "Cine" package, and is also available as a specific option. The commercialization of this channel by cable has recently started. The Group believes that there is a large potential to increase the number of cable subscribers in coming years, because Cinemanía has not so far been aggressively marketed to cable operators. Cinemania has been incorporated as Cinemanía, S.L., a wholly owned subsidiary of CIT. Three of the Majors have been granted options to acquire shares in Cinemanía, S.L., in respect of an aggregate of 30% of its share capital.

Sportmania. Sportmanía is a premium sports channel, which operates 24 hours per day. Among its most significant sports events broadcast are football (best matches of Italian, Argentine and Brazilian leagues), basketball (Spanish ACB league and NBA), handball, golf (including PGA, U.S. Open and British Open), rugby, volleyball (including beach volleyball), auto racing and track and field. Sportmania is sold through CSD as part of the Basic package which is also distributed to cable operators. The company which markets Sportmania is

Sogecable Fútbol, S.L., a wholly owned subsidiary of CIT. Sportmanía's main competitor is Eurosport, a European-wide premium sports channel. The Group believes that Sportmanía is well positioned to compete with Eurosport, because its offerings are tailored to the Spanish market and because many of the offerings of Eurosport are also available on free to air television. Sportmanía's other competitor is Teledeporte (a Vía Digital channel), which focuses on the second-window showings of big sports events although a large part of Teledeporte's coverage is broadcast free to air on TVE-2.

40 TV. 40 TV is a 24 hour music channel, which presents concerts, music video clips and reports and news focusing on music. This channel follows a radio top 40 format, focusing mainly on Spanish artists, but also showing video clips of international artists. 40 TV is sold through CSD as part of the Basic package and is also distributed to cable operators. This channel has been incorporated as Sogecable Música, S.L., which is 50% owned by CIT and 50% owned by Sociedad de Servicios Radiofónicas Unión Radio, S.A. ("Unión Radio"). An option has been granted to one of the Majors to acquire up to 25% of the share capital of Sogecable Música, S.L. The competitors of 40 TV are MTV, Sol Música, Ritmo Son and VH-1. Management believes that 40 TV has an advantage over its competitors because it is focused on the Spanish top 40 chart, whereas its competitors focus on a broader international audience with different tastes to the Spanish audience. 40 TV is managed by Unión Radio.

Real Madrid. This channel, which operates 12 hours per day, focuses exclusively on the Real Madrid football team. It features reports on training, old matches and trivia programs. It does not, however, show live Real Madrid matches. This channel is one of only three channels worldwide exclusively dedicated to a football team. The others are the Manchester United Channel in England and Olympique Marseille in France. The Group understands that a similar channel will soon be launched in Spain, relating to F.C. Barcelona. This channel is a mini-premium channel. At the moment it is only distributed through CSD as a special option. Initially, this channel operated without charge in order to establish a subscriber base. At May 31, 1999, it had 43,575 subscribers.

Fox Kids. This is a children's channel. It is distributed through CSD as part of the Basic package, and is also sold to cable operators. This channel is incorporated as Fox Kids España, S.L. and is owned as to 50% by CIT and as to 50% by Fox Kids Europe Limited. Fox Kids España, S.L. has several agreements with Fox Kids Europe Limited providing for supply of content, the license of the Fox Kids brand name and other services. The competitors of this channel include the Cartoon Network, for which the Group has distribution rights in Spain. Other competitors include Club Super 3 and Panda.

Documanía. This channel focuses on documentaries. CIT has various agreements with organizations such as the National Geographic Society, HBO and BBC to provide content. Documanía is the third most popular of the Company's channels. CIT is currently planning a marketing campaign to promote the Documanía brand name. Documanía is distributed through CSD as part of the Basic package and is also sold to cable operators. The main competitors for Documanía are the Discovery Channel (for which the Company has the distribution rights for Spain and Portugal), Natura and Odisea.

Estilo. Canal Estilo, S.L. will manage this channel which focuses on show business news, including lifestyles of movie stars, fashion models and other celebrities. It is distributed through CSD as part of the Basic package and is also sold to cable operators. Options have been granted to third parties to acquire shares in Canal Estilo, S.L. in respect of, in aggregate, up to 55% of its share capital.

Viajar. This channel focuses on the world of travel. Its programming includes travelogues, programs suggesting travel destinations and programs focusing on travel services. It is distributed through CSD as part of the Basic package and is also sold to cable operators. The main competitor for Viajar is Travel.

CNN+. CNN+, which provides 24 hours per day news services, began broadcasting on January 27, 1999. It is broadcast in a 30 minute rotation: 18 minutes of news, 2 minutes weather, 6 minutes feature reporting and 4 minutes of advertising and self-promotion. This channel is able to provide live coverage of important events in part by relying on the resources of the CNN news organization. Also, management believes that its weather forecast format is among the most advanced in the world. CNN+ now produces the evening news program and the midday bulletin of Canal+ (under the editorial control of the Company). CNN+ maintains six news bureaus: Madrid, Barcelona, Valencia, Bilbao, Seville and Brussels. In addition, it has two reporters based at the CNN Center in Atlanta (U.S.A.).

CNN+ has been incorporated as CINTV which is 50 % owned by the Company and 50 % owned by Turner Broadcasting Systems International Inc., the parent of CNN. CNN+ is not obliged to show CNN programming or video. CNN provides approximately 15% of news footage shown on CNN+. CNN+ also provides news footage to

CNN, particularly for use by CNN's Latin American affiliate. CINTV has three sources of revenue (apart from the amounts paid by distributors such as CSD): (i) sale of programming and footage to Canal+, (ii) sale of programming and footage to other television organizations and (iii) advertising. Its main competitors are CNN International and Euronews, which broadcast in English and Expansión Financiera and Canal 24 hours which are broadcast in Spanish.

C: This is a self-produced channel of CSD dedicated to information technology, operated under license from Canal+ Société Anonyme. As an option it includes a facility to download video games.

Supply of programming to cable operators

Through its subsidiary Cable Antena, S.A. ("Cable Antena"), the Group has become a leading provider of programming rights, in particular the Group's Channels, to cable operators in Spain and also in Portugal. In general the Group's strategy has been to sell all the Group's Channels to cable operators as a single package (with the exception of Real Madrid TV).

The cable market in Spain has been late developing compared to other European jurisdictions. As at December 31, 1998, the number of homes with possible access to cable was estimated to be 2 million and the number of homes subscribing to cable was 350,000. Nevertheless, there is considerable scope for growth in the market and the Group has dedicated resources to establishing close relations with cable operators. The Company estimates that it currently has a commercial relationship with cable operators which accounts for 80-90% of subscribers to cable television in Spain. The Group is not involved in the operation of cable systems itself.

The Group's contractual arrangements require payment on a per subscriber basis, subject to guaranteed minimum payment. These contracts are generally for a short term only, permitting the Group the flexibility to take account of developments in the Spanish cable TV market.

The Spanish cable legislation envisages that there will be two operators of cable in each concession area: one selected by competitive tender, and the other one being a subsidiary of Telefónica the main telecommunications operator. Telefónica, however, may not start its operations for a moratorium period of two years from the date on which the concession is awarded to the other operator in each of the areas.

Cinema

Introduction

Through Sogecine, the Group has established itself as a leading producer of Spanish films. Films produced by Sogecine achieved 38% of box office income from Spanish films in Spain in 1998.

Some of the successes of Sogecine in 1998 included: *Abre los ojos, Los Amantes del Círculo Polar, El Milagro de P. Tinto, Barrio, Cosas que dejé en la Habana* and *Los Años Bárbaros.*

The Group is also involved in the distribution of films through Sogepaq and through Warner Sogefilms in which the Company has a 50% participation, with the remaining 50% owned by Warner Home Video España, S.A.

Through its participation in the Warner Lusomundo joint venture, the Group is involved in the promotion and management of a number of multiscreen cinemas in Spain. Warner Lusomundo is owned as to one third each by the Company, Time Warner Entertainment Company Ltd. and Multicine Holdings, S.L.

Overview of the Spanish Film Industry

The Spanish film industry is the sixth largest in terms of box-office revenues in the world. The Spanish film industry has experienced substantial growth in the last four years. Nonetheless, U.S.-produced films hold the leading position in the Spanish film markets. In 1998, 754 films originating from the U.S.A were shown in Spanish cinemas. These attracted some 85 million spectators and produced an income of Ptas 50,660 million. In second place were Spanish films, of which 264 were shown in Spain, accounting for approximately 12.7 million spectators, and producing an income of Ptas 7,673 million. UK films were in third place, for 1998, with 133 films shown recording total income of Ptas 3,706 million. French films accounted for an income of Ptas 564 million and stood in fourth place.

Film Production

Sogecine is the leading Spanish film producer by value. Of all the films exhibited in Spain in 1998, fourteen were produced by Sogecine (including films Sogecine produced prior to 1998). These fourteen films attracted

4.7 million spectators in 1998. Total box office revenues from Sogecine films in 1998 were Ptas 2,823 million, representing 38% of total box office revenues in 1998 in Spain.

Sogecine concentrates on the financial aspects of the production of films, delegating executive production and distribution of its products to third parties.

The number of films produced in 1998 was slightly less than in previous years, with a total of 5 films. Sogecine's objective is to produce 6 to 8 films per year.

Sogecine finances the films it produces from a combination of the following sources: (i) subsidies granted by the Ministry of Education and Culture; (ii) pre-sale of rights for theatrical release, video, pay-TV and free to air TV; (iii) contributions of producers; and (iv) EU subsidies in respect of specific projects. Selected financial information relating to Sogecine is set out in "Annex B — Summary Financial Information Relating to Certain Subsidiaries of the Group".

Film Distribution: Warner Sogefilms

At the end of 1997, the Company and the Warner Bros. group formed Warner Sogefilms, A.I.E. with the aim of promoting the presence of the two groups in the film distribution market in Spain. Warner Sogefilms has an exclusive agreement for the distribution of Warner, Sogepaq and Polygram films (Universal group), which gives Warner Sogefilms a strong position in the distribution market.

Warner Sogefilms was the ninth largest film distributor in Spain in terms of income in 1998. It distributed nineteen films in that year, attracting 3.7 million spectators with a total income of approximately Ptas 2,270 million.

Sogepaq

The principal activity of Sogepaq is the purchase and distribution of first release audio-visual rights, both Spanish and international. Sogepaq operates using both its own library of films and films from libraries owned by third parties. Selected financial information relating to Sogepaq is set out in "Annex B — Summary Financial Information Relating to Certain Subsidiaries of the Group".

Sogepaq acquires the rights to Spanish films and independent American and European films for their distribution in video, cinema and pay-TV, PPV and free to air television. In general, Sogepaq operates by acquiring rights to specific films or to small packages of up to 3 films. Sogepaq operates as an independent distributor within the Group. Sogepaq recorded turnover of Ptas 5,200 million in 1998.

Currently, Sogepaq has a library of approximately 760 films. Sogepaq also distributes some 1,500 Polygram films (Universal group) on a commission basis.

Sogepaq distributes certain of the films produced by Sogecine, although not in all cases. The distribution of Sogepaq films to be shown in the cinemas is carried out by the Company through Warner Sogefilms.

Exhibition: Warner Lusomundo

The Group is engaged in the exhibition of films and the operation of cinemas though Warner Lusomundo.

At March 31, 1999, Warner Lusomundo owned 5 multiplex cinemas with 42 screens. Warner Lusomundo expects to open at least another 15 multiplex cinemas with 180 screens during the coming 4 or 5 years. The 5 multiplex cinemas already operating are situated in Madrid (La Moraleja and Majadahonda), San Sebastián, Zaragoza and Seville. In 1998, they recorded an aggregate audience of 1,800,000.

Acquisition and management of film rights

Canal+ broadcasts approximately 300 different first-run films per year (each film generally being given some thirty screenings altogether on Canal+ and on the multiplexed versions). Of these, between 190 to 200 are films produced by the Majors, 10 to 15 are productions of the Mini-Majors, 50 to 60 are Spanish productions and 40 to 50 are other European productions. Canal+ shows a first-run film six nights per week and approximately one documentary and one library movie per month. CSD shows first-run films on a PPV basis and Cinemania (which is included in one of the premium programming options offered by CSD) shows films in the second pay-TV window as well as library films.

The Group has signed various contracts in order to obtain this programming content. In general terms it is the Company which enters into contracts with the Majors. The Company normally then grants the PPV rights to CanalSatélite Digital, uses the broadcasting rights for the first pay-TV window in Canal+ and grants the second pay-TV window rights to Cinemanía.

Cinemanía in turn provides CanalSatélite Digital with its channels for broadcasting to subscribers, as well as selling its channels to third parties. Another subsidiary, Sogepaq, is also involved in the acquisition of film rights for films produced by the Mini-Majors and by European and Spanish producers.

The contracts with the Majors generally cover the future output of the relevant studio for a certain period of time and in some cases requires the Group to acquire stipulated quantities of films. The contracts with the Majors, in some cases, also grant rights in relation to library films. On the other hand, the contracts with the Mini-Majors and the Spanish and European producers are generally in respect of specific films or groups of films.

Agreements with Majors

Movies from the U.S. continue to be of fundamental importance. In 1998, U.S. films accounted for an estimated 70% of cinema screenings in the EU, and an estimated 80% in Spain.

Typically, screening of a first-run film in the Spanish market follows the following sequence, deriving from the contractual conditions which the Majors employ. The film is normally released first theatrically, and six months later becomes available for sale or hire on video (for a period of time known as the "video window"). Generally six months after its release to video the film can be shown on a PPV basis, normally for a maximum period of three months, following which a black-out period of between three and six months is generally imposed. The film then passes to pay-TV. The right to broadcast the film in pay-TV format involves two phases known in the cinema industry as "pay-TV windows". The first pay-TV window generally lasts for 12 months. Subsequently, the film passes to the second pay-TV window typically for a maximum period of six months, which may coincide with the time the film is released to free to air television.

The position of Canal+ as the first premium channel in the Spanish market, and the strong growth in subscriber numbers since the launch of the channel, have placed the Group in a strong position to negotiate with the Majors. The Company has negotiated agreements with Disney, Time Warner, Universal, Columbia, Paramount and Fox to show first-run films in Spain and Andorra by satellite, cable or terrestrial means.

By virtue of these contracts, the Company has generally acquired for Spain and Andorra:

- rights to screen films produced by the Majors on a PPV basis (generally the Company grants these rights to CSD).
- rights (which in general are exclusive) to screen films in the first pay-TV window (generally these rights are taken up by Canal+).
- rights (which in general are exclusive) to screen films in the second pay-TV window (generally the Company grants these rights to Cinemanía, which in turn uses them to produce channels which are provided to CSD and to third parties).

Some of the Group's contracts with the Majors include the following:

- rights to broadcast television series and documentaries produced by the Majors.
- rights to broadcast films free to air, which the Company can sell on to third parties.
- rights in respect of library films.

Other contracts with the Majors also include rights to broadcast (and on some occasions to sell to third parties) channels which the Majors produce, for example: TNT, Cartoon Network and CNN International (Turner); Disney Channel; AXN (Columbia); 13th Street (Universal); and Nickelodeon/Paramount Comedy (Paramount).

The agreements with the Majors typically provide for a term of between five and ten years. Expiry of individual contracts within the Group's portfolio is phased. The agreements also contain customary termination events, including provisions relating to change of control, and other clauses which are standard in the cinema industry. Based on the Group's leading position in the Spanish satellite and pay-TV market, and the number of

subscribers which the Group has, management is confident of the Group's ability to continue to secure rights to high quality film programming for Canal+, Cinemanía and for the PPV service on CSD.

Payment Conditions

Royalty payments (in the case of screenings on PPV and Canal+) are calculated by reference to a basic tariff, expressed in U.S. cents, for each film, depending on the category of each film and its box-office performance. In general, this basic tariff is multiplied, in the case of PPV, by the number of purchasers of the service, and in the case of Canal+, by the number of subscribers to the channel. The agreements provide for a minimum guaranteed payment based on a specified number of viewers or subscribers. These guaranteed payments are not usually invoked against the Group as the minimum number of viewers or subscribers is now generally exceeded.

Royalty payments for second pay-TV window screenings of films on Cinemanía are calculated as a percentage of the total royalty payment made for the first pay-TV window screening on Canal+.

The royalties are generally payable after the commencement of the license period for each film, although in certain cases an initial instalment may be payable prior to the screening once the basic tariff for the film in question has been determined. The royalty rates are subject to an annual increase, generally by reference to inflation.

Library Films

The pay-TV agreements with certain of the Majors grant the Group the exclusive right for Spain and Andorra to broadcast selected films forming part of the catalogue of the relevant Major ("Library Films"). The Group broadcasts Library Films on Cinemania. A Library Film may or may not have been previously distributed as a first-run film in accordance with the sequential distribution pattern set out above. The Group's contracts permit it to exhibit each Library Film for a variable period which is negotiated on each occasion, during which period other broadcasters are generally not permitted to broadcast the film on TV in Spain. Royalty payments in respect of Library Films shown in Cinemanía are typically calculated on the basis of the number of subscribers to Cinemanía.

Mini-Majors

In addition, the Group has contracts with the Mini-Majors such as Dreamworks, New Regency and New Line. In general, through these contracts the Group acquires the rights to specific films or to a certain number of films to be produced during a specified period of time.

European and Spanish Films

Canal+ and Cinemanía are the two main broadcasters of European and Spanish films in Spain. Management believes that the Group's presentation of European and Spanish films enhances subscriber loyalty, as it provides an opportunity for subscribers to view attractively packaged films which may not otherwise be readily accessible. Canal+ has access to high quality European and Spanish cinema production through its contractual arrangements with leading production companies and through Sogecine, the film production company within the Group, and the Group's distribution company Sogepaq. These arrangements also enable the Group to meet its legal obligations to show certain minimum quantities of European and Spanish productions.

Agreements with European Producers

The Group has agreements with distributors and producers of critically acclaimed European films, such as Canal+ Société Anonyme and Polygram (from the Universal group). The Group acquires the rights to a variety of high quality European movie productions, including the prize-winners in international film festivals such as Cannes, the Sundance Festival and San Sebastián. The films are selected on the basis of their quality and on box-office success. The Group's agreements with European distributors are generally limited to specific productions and are negotiated either on the basis of single titles or packages of up to fifteen titles.

Agreements with Spanish Producers

The Group has been an active participant in the development of Spanish cinema and through Sogecable and Sogecine carries out investments in joint film projects with Spanish producers. Through these activities, the Group is able to establish solid relationships with the major participants in the industry and consequently gains access to high quality products on competitive terms.

Normally the Group pre-purchases pay-TV and PPV rights for Spanish films in advance of or coinciding with the commencement of production. These pre-purchase arrangements are now common practice in the Spanish film industry. Typically, the Group is approached by the producer, and makes its investment decision on the basis of the quality of the screenplay, the director and the proposed acting cast. The Company sets aside 25% of Sogecine investment budget for each film.

The Company's subsidiary Sogecine accounted for approximately 38% of total annual Spanish film production in 1998, and has produced on average 8 films per year in the last three years. The Company pre-purchases screening and pay-TV rights to all films produced by Sogecine.

The current value of the commitments which the Group has entered into (subject to delivery of the relevant programming) in respect of the period up to 2008 for the acquisition of films, television series and Third Party Channels is approximately Ptas 250,000 million (approximately U.S.$1,624 million). See Note 18 to the Annual Financial Statements included in this Memorandum.

Acquisition and management of rights to sports events

The Group, primarily through its subsidiary Gestión de Derechos Audiovisuales y Deportivas, S.A. ("Gestsport"), is a significant buyer of rights to sporting events. These rights are used principally by Canal+ and Sportmania although in some cases the Group may sell its rights to third parties. The most important sports rights held by the Group are in respect of football. The exclusive showing of Spanish league matches has been a major factor in the development of Canal+ and CSD. Selected financial information relating to Gestsport is set out in "Annex B – Summary Financial Information of Certain Subsidiaries of the Group".

The current value of the commitments which the Group has entered into (subject to delivery of the relevant programming) in respect of the period until 2003 for the acquisition of rights to broadcast sports events and marketing rights related to sport is approximately Ptas 75,000 million (approximately U.S.$487 million). See Note 18 to the Annual Financial Statements included in this Memorandum.

Spanish football

Canal+ has the right to exclusive pay-TV showing of one Spanish league First Division match and one Second Division match every week on Sunday of the football season until the end of the season 2002/2003. CSD has the non-exclusive right to PPV showing of First and Second Division matches in the Spanish league until the end of the season 2002/2003.

Although CSD holds the PPV rights to all games referred to above, *Federación de Organismos de Radio y Televisión Autonómicos* ("FORTA"), the organization representing the regional television companies, has the right to show, free to air, one First Division and three Second Division matches every week, as well as rights to certain *Copa del Rey* matches which are renegotiated every year.

The contractual arrangements which govern the television rights to Spanish league and cup football are complex, and are the result of a series of intensive negotiations that took place in 1996 and 1997 and supplemented by an agreement entered into on June 17, 1999 between Sogecable, Gestsport and CSD on the one hand, and on the other hand Telefónica Media, SA, a subsidiary of Telefónica (which is the main shareholder in Vía Digital), GMAF (as defined below) and Vía Digital.

The contractual arrangements for broadcasting of Spanish league football which were in effect until the end of the season 1997/98 were entered into by the *Liga Nacional de Fútbol Profesional* (the "Liga") on behalf of the clubs. In anticipation of the termination of these contractual arrangements the clubs revoked the authority of the Liga to negotiate new contracts on their behalf, and each club entered into bilateral negotiations with the various television companies. The clubs agreed that their new contracts should extend for 5 seasons. As a result of these negotiations three companies came to own the entire rights granted by the First and Second Division clubs until 2002/2003. Those three companies were Gestsport, Gestora de Medios Audiovisuales de Fútbol, S.L. ("GMAF") (a company within the same group as the private TV channel Antena 3) and Televisión de Catalunya, S.A. ("TVC"), the Catalan regional television channel.

Pursuant to an agreement entered into on December 24, 1996, these three companies decided to pool the rights which they had acquired, and entered into a series of arrangements to allocate those rights between themselves and market them to third parties. In addition, they agreed to sell the exclusive PPV rights to CSD in return for a payment to them of Ptas 15,000 million (of which Ptas 5,000 million was received by Gestsport). The three companies created a new jointly held company, AVS (which is 40% owned by each of Gestsport and

GMAF, and 20% owned by TVC Multimedia, S.A. ("TVC Multimedia")). The three shareholders contributed to AVS, by way of increase of capital of AVS on March 13, 1997, the following principal rights in relation to games in the First Division (in addition to certain other rights in relation to Second Division games and games in *La Copa del Rey*):

(a) one First Division football match, broadcast free to air and live, from each round of the Spanish league; under an agreement entered into on December 23, 1997 this match is broadcast by the regional TV channels;

(b) one First Division football match, broadcast live on pay-TV, from each round of the Spanish league; under contractual arrangements entered into on May 30, 1997, these games are transmitted by Canal+, for which Sogecable pays an amount equal to approximately 29% of the total cost for AVS per season of football rights; and

(c) rights to international distribution of the matches.

The total amount payable to the football clubs per season in respect of the rights pooled by the three companies is approximately Ptas 38,000 million (the precise amount may vary from season to season depending on which clubs are promoted and relegated, and the effect this has on their individual contracts). AVS is responsible for the payment of all this amount to the clubs – including the amount agreed by the parties as corresponding to the PPV rights as a result of the arrangements described in the following paragraph.

In relation to the PPV rights held by CSD, on January 27, 1996 CSD and AVS entered into a "usufruct" agreement under which CSD pays on to AVS all the proceeds received by it from the PPV showing of Spanish football, subject to the deduction of a commission. AVS assumes responsibility for the production of the programming, and also pays the clubs that part of the total price due to them which relates to the PPV rights.

The agreements entered into between the parties also set out the basis on which the regional channels and Canal+ respectively may choose the matches which they broadcast. Canal+ has the right of first choice over one First Division game and one Second Division game, in three rounds (from a total of 38). The regional channels have the right of first choice in seven rounds, whilst AVS (for PPV purposes) has the right of first choice to the remaining 28. The contractual arrangements restrict either the Company or the regional channels from making first choice of the same match (home and away) in both halves of the season.

The European Commission, in a letter dated June 24, 1998, confirmed the exemption of the agreement until the end of the 2002/2003 season, but on the basis that the exclusivity provision would be subject to renegotiation at the end of the 2000/2001 season.

As indicated above, the basic term of these contractual arrangements expires at the end of the 2002/2003 season. However, the contract of December 24, 1996 between Gestsport, GMAF and TVC envisaged a possible extension of their existing arrangements until the season 2008/2009 if the parties are able to obtain the rights to at least 50% of First Division clubs when the current contracts expire. With a view to ensuring this renewal, on June 17, 1999, GMAF and Gestsport transferred the rights of first refusal and option rights that they had acquired to AVS.

Pursuant to the agreement of June 17, 1999 between Sogecable, Telefónica Media, SA and others referred to above:

(a) the parties confirmed their intention to continue the contractual framework for football rights described above, and to maintain the position of AVS as the vehicle for the management and administration of these rights;

(b) the parties acknowledged that, so far as lies within their power, the rights of Canal+ and CSD described above should continue until the end of the season 2008/2009;

(c) CSD authorized AVS to distribute the signal for PPV matches (a) to Vía Digital, until the end of the season 2008/2009, on the same terms as apply to transmission by CSD of PPV matches, (b) to a new company to be established by the parties, for PPV distribution through internet, and (c) in future, to cable operators within the Telefónica group of companies. In consideration, CSD will receive the sum of Ptas 15,000 million from Vía Digital.

(d) Vía Digital granted an option to the Sogecable Group, for Ptas 500 million, to acquire pay-TV and PPV rights to the UEFA Champion's League for the season 2000/2001, 2001/2002 and 2002/2003, on the basis that if the Group exercises the option it will share the cost of acquisition of the rights with Vía Digital, estimated to amount to approximately Ptas 4,500 million per year in respect of the pay-TV rights.

The agreement of June 17, 1999 will be submitted for review to the competition authorities of the EU. See "Legal and Regulatory Environment – Competition Law" below. No assurance can be given as to what the outcome of such review will be.

The Company is confident that, as a result of the agreement described above, Canal+ and CSD will be able to extend the rights which they currently enjoy to the end of the season 2008/2009. The agreement contains no provisions relating to a merger of the two digital platforms, CSD and Vía Digital.

With a view to restoring the appropriate level of shareholders' funds in AVS, at a general shareholders meeting of AVS also held on June 17, 1999 resolutions were passed (i) to reduce the share capital of AVS by Ptas 16,200 million to eliminate losses; (ii) subsequently to increase capital by Ptas 5,925 million by capitalization of certain loans; and (iii) subsequently to reduce the capital of AVS by a further amount of Ptas 3,811 million.

Other sports events

As mentioned above, Gestsport manages an extensive portfolio of exclusive rights to major sporting events which are used to provide programming to Canal+ and to the Group's Channels, principally Sportmanía.

An important contract recently concluded by the Group is for exclusive coverage of the ACB Spanish basketball league until 2003. Basketball is the second most popular television sport in Spain after football and the Group believes the inclusion of this item in its programming will be a significant attraction to subscribers.

Gestsport's usual objective in negotiating rights to a sporting event is to acquire all the broadcast rights in Spain to the relevant event for a contract period of 3 to 5 years. Contract prices are usually fixed amounts rather than based on audience or subscriber numbers.

The popularity of some events within the portfolio, for example golf (Augusta Master, British Open, U.S. Open and the PGA Championship) or tennis tournaments (U.S. Open), will vary from year to year depending on the extent of involvement of Spanish participants. Nevertheless, even without Spanish participation, the Group thinks it is beneficial to have a wide range of major international events within its portfolio as this tends to enhance the perception of the Group as being a provider of high-quality programming.

The following table shows some of the events which are currently within the Group's portfolio:

Sport	Event	Canal+/Sportmania
Football	Italian League	Sportmania/Canal+
	Argentine League	Sportmanía
	Brazilian League	Sportmanía
Basketball	ACB	Canal+/Sportmanía
	NBA	Canal+/Sportmanía
American Football	NFL	Canal+/Sportmanía
Golf	Masters Augusta	Canal+/Sportmanía
	U.S. Open	Canal+/Sportmanía
	British Open	Canal+/Sportmanía
	PGA	Canal+/Sportmanía
Tennis	U.S. Open	Canal+/Sportmanía

Football Law

The Football Law, summarized in "Legal and Regulatory Environment" below, provides that certain sporting events (not limited to football) that have been identified as being of general interest, are required, if broadcast, to be broadcast free to air. Such a decision should be made by the Sports Broadcasting Council (*Consejo de Emisiones y Retransmisiones Deportivas*). However, the law does not oblige the owner of the relevant broadcast rights to broadcast the rights free to air, or to offer them to third parties.

Customer Service – CATSA

CATSA is the Group company whose principal responsibility is the provision of services to analogue subscribers of Canal+, CSD, subscribers and third parties. The Company has a 99.71% holding in CATSA while Promotora de Publicaciones, S.A. owns the remaining 0.29%. Selected financial information relating to CATSA is set out in "Annex B — Summary Financial Information of Certain Subsidiaries of the Group".

Subscriber services are provided through the *Centro de Atención Telefónica*, a 24 hour call center that operates 365 days a year. The call center receives an average of 30,000 calls a day. Other services provided by CATSA include: technical assistance for subscribers, administrative services for contracting and paying subscribers and marketing services. In addition, CATSA's operators also make direct marketing and promotional campaign calls, as well as follow-up calls to check levels of subscriber satisfaction 48 hours after the installation of equipment. These services are contracted for by Sogecable and CSD. CATSA receives a fixed monthly fee for its services from each company and also charges a system of variable tariffs applicable to each supplier.

CATSA also has certain clients outside the Group. Approximately 8% of the income of CATSA in 1998 was derived from clients outside the Group. CATSA also acts as an Internet service provider for Canal+ and CSD subscribers as well as for other companies inside and outside the Group.

Canal Club

Canal Club's principal activity is the sale of books, records, multimedia products and merchandising. Sales are made through catalogues which are aimed at subscribers. In 1998 Canal Club recorded revenues of Ptas 500 million. The Company is currently in negotiations for the sale of a controlling interest in the share capital of Canal Club, S.A.

Advertising

The Spanish advertising market is the fifth largest in Europe in terms of revenues in 1998 with a total of Ptas 720 million.

The Group sells advertising though Canal+, through the Group's Channels, and in the magazines produced for Canal+ and CSD subscribers. In 1998, advertising generated revenues of Ptas 4,075 million which represents 3.9% of the Group's total operating revenues.

The Group broadcasts advertising only during open transmission on Canal+. During the encrypted programming on Canal+, and more specifically, during the broadcasting of films, the Group's policy is not to include advertising breaks. As a result the minutes of advertising included in the Group's programming are below the legal maximum permitted.

The Group's advertising activities are carried out through Gerencia de Medios, S.A. ("GDM"), which is owned by companies associated with certain of the Existing Shareholders. See "Principal and Selling Shareholders". GDM has exclusive rights to sell advertising space for the Group. In the year ended December 31, 1998, GDM received approximately Ptas 600 million for the provision of this service to the Group. Management is satisfied that the terms on which GDM provides its services are consistent with arms' length terms.

The Group's Facilities

The Group's facilities currently comprise office space in central Madrid (Gran Vía and Torre Picasso) and regional offices in Barcelona, Bilbao, Seville, La Coruña and Valencia, and studios and technical facilities in Torre Picasso (Madrid) and Ciudad de la Imagen. In total these premises represent 27,919 square meters.

All of the properties described above are leased. Rental payments made by the Group in the last three years have been Ptas 575 million in 1996: Ptas 791 million in 1997; and Ptas 833 million in 1998.

In June 1999, Sogecable acquired, for Ptas 2,099 million, the share capital of Sociedad General de Televisión y Cine, S.A., a company owned by the shareholders of Sogecable in the same proportions as their shareholdings in Sogecable (prior to implementation of the stock loan referred to above). This company has acquired land in Tres Cantos, near Madrid, which the Group intends to develop as the site for its principal offices, studios and technical facilities. The cost of acquisition of the land was Ptas 1,743 million. These facilities are expected to be fully operational by mid 2001. The estimated total cost of construction is Ptas 7,000 million.

Intellectual Property

The basic trademarks for the business of the Group are "Canal Plus" and "Canal+", as well as the related color graphics. The Company uses these trademarks by virtue of a licensing agreement entered into with Canal+

Société Anonyme on December 22, 1989. Under the agreement, Sogecable was granted exclusive rights to use these trademarks in the whole of the Spanish territory, for so long as the administrative concession relating to the Canal+ channel continues in force. The loss of such concession, or the disposal by Canal+ Société Anonyme of its entire shareholding in Sogecable, constitute grounds for termination of the licensing agreement.

The application to register the trademark "CanalSatélite Digital" was initially refused by the Spanish trademark authority on the grounds that the proposed mark was too generic and following objection from Canal+ Société Anonyme, which is the holder internationally of the trademarks "Canal Satellite" and "Canalsatellite". On June 1, 1999, the Spanish Trademarks and Patents Registry published the grounds for refusal which stated that the sole reason was opposition to the international trademark. Sogecable believes that the appeal which it has lodged against the decision will be successful, given that Canal+ Société Anonyme has informed Sogecable that it has withdrawn its opposition.

Sogecable is also the owner of the following trademarks: (i) "Sogecable", (ii) "Cinemanía", (iii) "Documanía", (iv) "Sportmanía", (v) "Gestsport", (vi) "Taquilla" and (vii) "Estilo".

The above trademarks are registered at the Spanish Trademarks and Patents Registry (*Oficina de Patentes y Marcas*).

Other trade marks which the Group currently uses under license include the following:

- CNN+: a licensing contract that covers the use of this trademark in Spain has been entered into between CINTV, Canal+ Société Anonyme and Cable News Network.
- Real Madrid TV: Sogecable and the Spanish football club Real Madrid have entered into a licensing agreement for the use of this trademark.

Subsidies

The Group does not receive subsidies of any significant amount. Sogecine is the only company of the Group that receives regulated subsidies on a general basis from the Ministry of Education and Culture relating to Sogecine's Spanish film productions.

Employees

At March 31, 1999, the Group had a total of 1,203 permanent employees. The number has shown a continued growth, particularly for CSD, whose workforce has grown from 59 to 204 in the last three years. The growth is directly related to the growth of the Group and in particular the launch of CSD.

The following table shows the Group's average number of employees for the three years ended December 31, 1998:

	Year ended December 31		
	1996	1997	1998
Permanent Employees	737	1,079	1,250
Total (including temporary) Employees	1,006	1,790	2,061

Management believes that relations with the Group's employees are generally good. In the recent past, there has not been any work stoppage or industrial action that has a material adverse effect on the Group's financial condition.

In accordance with current legislation, Sogecable, CSD, CATSA, and CINTV have established work councils (*comités de empresa*), as each employs in excess of 50 staff and in each case employees have voted for the establishment of a work's council.

From December 31, 1999 onwards the Company's employment relations will be governed by a company-specific collective bargaining agreement. CATSA's employment relations are governed by the telemarketing sector collective bargaining agreement, which is re-negotiated annually.

Legal Proceedings

No claims, judgments or proceedings are pending against the Company or other members of the Group that materially adversely affect the financial condition of the Group as a whole.

For information purposes only, the following paragraphs briefly summarize certain proceedings in which the Group has recently been involved.

Football rights – 1997/1998 Season

During the 1996/1997 Spanish football season, CSD broadcast 33 First Division League games through the PPV system. During the 1997/1998 season, the broadcasting of matches by PPV was initially suspended due to the position adopted by GMAF, which claimed that it was the holder of some PPV rights for the duration of the current season under the arrangements described above under "-Acquisition and management of rights to sports events". The Company and CSD disagreed with GMAF's interpretation of the agreement.

On November 17, 1997, the parties reached an agreement under which they agreed to submit the dispute relating to the above-mentioned rights to arbitration. The above-mentioned arbitration proceedings were resolved in favor of CSD, the judgment recognizing that the relevant rights had been validly granted to CSD.

Decoders

Law 17/1997 dated May 3, 1997, by which the Directive 95/47/EC of 24 October (concerning the regulation of television transmission) was incorporated into Spanish law and by which additional measures were passed for the liberalization of the sector, established in article 7(a) certain technical requirements in respect of the conditional access system for digital television services.

The European Commission started proceedings in this respect against Spain, considering that the preference effectively granted to the multicrypt system by this Law 17/1997 violated EU law. As a consequence, the Spanish Government has amended Law 17/1997 by virtue of Royal Decree-Law 16/1997, dated September 13, 1997.

According to the provisions of this Royal Decree, the systems and decoders which enable conditional access to be launched were required to be "open and compatible" from the outset. The Telecommunications Market Commission, (*Comisión del Mercado de Telecomunicaciones*) was instructed to ensure compliance with and monitor the effectiveness of the Royal Decree-Law. To this end, it may establish at the instance of any operator legal, technical and economical regulations to guarantee the requirement that systems and decoders are open and compatible provided that these are equitable, reasonable and non-discriminatory.

The Telecommunications Market Commission refused to enter CSD in the register of conditional access operators created by article 1 of Law 17/1997. This decision was appealed before the *Tribunal Superior de Justicia de Madrid*, who annulled the decision of the Telecommunications Market Commission. CSD is currently duly entered in the register of conditional access operators.

The delay in grant of the necessary authorizations to CSD in time for the launch of its service meant that the "up-link" to the Astra system had, for a period, to be offered from Luxembourg. CSD has lodged a claim for Ptas16,000 million against the Spanish authorities in respect of damages suffered by CSD as a result of the original drafting of the Law 17/1997. The authorities rejected the claim made by CSD, and CSD lodged an appeal against this decision with the Supreme Court in February 1998. The legal proceedings are still pending.

Criminal proceedings against Sogecable Directors

In February 1997, criminal proceedings were brought against some of the members of the Board of Directors of Sogecable and one of the partners of Arthur Andersen (the Company's auditors). They were accused of committing a criminal offense as a result of a transfer of Canal+ subscriber deposits to an account in the name of a company other than Sogecable, the operator of the Canal+ concession.

The judge, Mr. Javier Gómez de Liaño, imposed certain precautionary measures against some of the Directors accused. The proceedings are currently stayed following decrees issued by the National Criminal Court on October 30, 1997 and June 16, 1998.

Claim by employees

On October 1, 1998, the 70 employees making up the Company's news and current affairs department were transferred to CINTV. The workers' representative of these employees has initiated a legal action to challenge this transfer, and resolution of this dispute is still outstanding.

LEGAL AND REGULATORY ENVIRONMENT

Introduction

The Spanish television sector is subject to detailed and extensive regulation both at national level and as a result of directives of the EU. The Group's activities are also subject to the competition laws of Spain and the EU.

Certain of the regulatory measures relating to the television sector in Spain affect the acquisition, holding and disposal of shares or interests in shares in television companies. These measures are summarized in "Requirements and Restrictions Applicable under Spanish Law to Ownership and Transfer of Shares" below.

In this section the further regulatory measures applicable to the Group's activities are considered under the following headings:

(i) Licenses, concessions and authorizations required to operate a television service;

(ii) Regulations applicable to programming content;

(iii) Restriction on controlling interests in television companies; and

(iv) Competition law.

Licenses, concessions and authorizations required to operate a television service

The provision of television services in Spain and in most other European countries is subject to some degree of administrative control, with operators being required to obtain a license, concession or authorization before they can provide such services.

In Spain, the liberalization of the provision of television services commenced in 1988 with the passing of the Private Television Law. Pursuant to the Private Television Law, the Government awarded three concessions, through a tender process, for an initial period of ten years, renewable for successive periods of ten years by a resolution of the Council of Ministers upon request of the concession holder. The three companies that were awarded a concession to provide a nationwide analogue terrestrial private television channel were Sogecable (previously Sociedad de Televisión Canal+, S.A.), Antena 3 Televisión, S.A. and Gestevisión Telecinco, S.A.

In addition to the Concession (as defined below), the Group also holds two administrative authorizations related to the operation of CSD, concerning, respectively, the provision of satellite television broadcasting services and the provision of telecommunication services with conditional access. Authorization is the procedure applicable under Spanish law in relation to satellite broadcasting. While concessions are granted generally pursuant to competitive tendering procedures, authorizations may be granted without the need to follow this procedure and depend only upon the applicant satisfying the specified conditions.

In relation to terrestrial digital television, pursuant to a royal decree passed in 1998 the Company, as one of three Concession Holders under the Private Television Law, will be entitled (assuming the Concession is renewed in 2000 – see below) to be granted the use of a terrestrial digital channel when this service is introduced. In the medium term, this will extend to a multiplexed format. See "– Terrestrial digital television services" below.

Provision of analogue terrestrial private television services: the Concession

Award of the Concession

The administrative concession for the provision of the analogue television channel that broadcasts Canal+ (the "Concession") was awarded to the Company pursuant to a resolution of the Council of Ministers of August 25, 1989 for the provision of public television services through a public tender pursuant to the Private Television Law. The contract containing the terms of the Concession made between the Ministry of Transport, Tourism and Telecommunications (now the Ministry of Development) on behalf of the Government, and Sogecable, was signed on October 3, 1989. The terms of the Concession are the same as the terms applicable to the concession holders for the other two television channels awarded under the Private Television Law.

Renewal of the Concession

The Concession is valid for an initial period of ten years. The initial period began on April 3, 1990 and therefore expires on April 3, 2000.

The Concession is renewable for successive periods of ten years by resolution of the Council of Ministers upon request by the Company. The Company will request renewal of the Concession.

The Company has complied with the terms of the Concession and with the applicable provisions of the Private Television Law. Consequently, management believes that no legally justifiable ground exists for the non-renewal of the Concession. Moreover, management believes that additional legal arguments exist in favor of renewal, based on applicable principles of the Spanish Constitution and other applicable provisions of Spanish administrative law, as well as recent actions of the State and the Spanish Parliament in relation to the audiovisual sector (in particular in relation to digital terrestrial television and the lifting of restrictions on admission to listing private television operators on stock exchanges).

Satellite television broadcasting services

The Satellite Telecommunications Law of 1995 (Law 37/1995, dated December 12, 1995) liberalized the provision of television broadcasting services that use telecommunications satellites. The Satellite Telecommunications Law established that such services are not considered "public services" and that the only requirement for providing satellite television broadcasting services is to obtain an authorization from the relevant authorities.

Such authorization was granted to CSD by the Telecommunications Market Commission on March 12, 1998, valid for a period of 5 years, and renewable for successive periods of the same duration. The holder of the authorization must apply for renewal one month before the authorization expires.

Telecommunications service with conditional access

These services are regulated by European Parliament and Council Directive 95/47/CE dated October 24, 1995, which aims to promote the introduction of new technologies, establish analogue and digital transmission standards and sets the conditions for use of conditional access systems. The Directive was implemented into Spanish law by Law 17/1997, dated May 3, 1997, which also enacted additional measures intended to liberalize the sector and to guarantee an extensive range of service offerings in free market conditions.

The Law 17/1997 imposed two principal requirements, namely that conditional access systems operators must be registered in a register controlled by the Telecommunications Market Commission, and that operators must obtain administrative authorization before they can provide conditional access digital technology satellite television services.

An administrative authorization under this regime was granted to CSD by the Telecommunications Market Commission on February 19, 1998, valid for a period of 5 years, and renewable upon request by CSD for successive periods of the same duration. The holder of the authorization must apply for such renewal one month before the authorization expires.

Renewal of authorizations

In relation to both of the authorizations referred to above, CSD has complied with its obligations under the applicable legislation, and management is not aware of any circumstance that would justify non-renewal of the authorizations. CSD intends to apply for renewal of the relevant authorizations at the appropriate time.

Solvency requirement

A resolution of the *Secretaría General de Comunicaciones* passed in August 1989 established a requirement for companies carrying on television broadcasting activities to limit liabilities to 30% of shareholders' equity plus liabilities. At the time this resolution was passed, a company carrying on television broadcasting activities was not permitted to carry on other activities. This restriction no longer applies as a result of a change in regulation in 1995, and Sogecable carries on a number of activities in addition to the provision of television services. The Company believes that the requirement set forth in the August 1989 resolution referred to above is no longer capable of application, as a result of the change in regulation in 1995 referred to above, unless the relevant criteria were to be clarified.

Terrestrial digital television services

Royal Decree 2169/98, issued on October 9, 1998, sets out the framework for the development of digital terrestrial television in Spain.

Pursuant to the Royal Decree, a tender has been held for the award of a concession to operate 14 digital channels with national coverage. The concession to provide this service has been granted to Onda Digital, S.A., of which Retevision is the principal shareholder.

In accordance with the relevant legislation, on June 11, 1999 the Company secured the approval of the Council of Ministers for the extension of the Concession to operate a single digital channel for the remainder of the initial term of the Concession. The legislation envisages that, upon renewal of the concessions held by the private television operators, each of the operators will continue to have use of a digital channel to enable them to broadcast simultaneously in analogue and digital terrestrial format. In the case of Canal+, the Company will be required to ensure that its schedule of encrypted and decoded broadcasting coincides on both the analogue terrestrial and digital terrestrial channel.

The legislation also envisages that when each private television concession holder terminates analogue broadcasting, it will become entitled to operate a multiple digital channel (expected to have sufficient capacity for four single channels). This is, however, subject to the authorities being satisfied that adequate competition exists in the market at the relevant time.

The plan adopted by the authorities for the development of digital terrestrial television in Spain envisages that analogue broadcasting will be replaced by digital broadcasting by 2012.

With regard to the public television companies including RTVE and the regional television companies, each will have access to two digital channels with a national or regional coverage equal to the existing analogue channels that they operate. When analogue broadcasting ceases and if there is adequate competition in the market at the time the public television companies will become entitled to operate a multiple digital channel (they are expected to have sufficient capacity for four single channels).

Common infrastructure for the reception of telecommunications services

Royal Decree Law 1/1998 requires, as a condition of granting a building license, all buildings under construction to include a common installation which allows the reception of telecommunications services by all residents.

In respect of existing buildings, all residents are entitled to install individual aerials for the reception of telecommunications services either on the roof or in other common areas of the building. The residents' association of the building is required to install a common aerial only where one third of the residents have either installed an individual aerial or requested installation of a common aerial.

The relocation of individual aerials from the walls of existing buildings to the rooftop is regulated by the applicable municipal authority. Currently, Barcelona is the only municipal authority to have issued regulations in respect of such relocation. Under these regulations, the obligation to relocate aerials to rooftops lies with the individual resident. The regulations grant a transitional compliance period of between two and four years.

Telecommunications Market Commission

As noted above, certain areas of the Group's activities are regulated by the Telecommunications Market Commission. The Commission's basic objective is the safeguarding of the conditions to maintain effective competition in the telecommunications market and in the transmission, audiovisual and interactive services.

In order to achieve this objective, the Telecommunications Market Commission carries out the following functions: (i) arbitration in conflicts which may arise in the telecommunications and audiovisual sector; (ii) the granting of licenses to provide transmission, audiovisual and interactive services; (iii) protection of free competition in the market; (iv) control over the activities of companies that operate in this sector; (v) advice to the Government and the *Ministerio de Fomento* on issues relating to the telecommunications market; (vi) information on rates for telecommunications services; (vii) determination of the maximum interconnection prices between cable operators; and (viii) enforcement of sanctions for failure to comply with instructions given in order to safeguard free competition in the market.

Regulations Applicable to Programming content

Television without Frontiers

European legislation concerning programming applies to: (i) any analogue or digital terrestrial network; and (ii) satellite or cable services with national or regional coverage. The relevant legislation is contained in European Council Directive 89/552/EEC regarding the co-ordination of certain Member States' laws, regulations and

administrative provisions governing the exercise of television broadcasting activities (the "Television without Frontiers" Directive) amended by European Parliament and Council Directive 97/36/CE, issued on June 30, 1997, harmonizing the Member States' legislation regarding the promotion and distribution of European television programs; publicity, TV home shopping and sponsorship; and protection of minors. The broadcasting obligation under the above Directive, as amended, requires a majority of audiovisual works to be of a European origin. In 1998, the broadcasting by Canal+ included 52.5% of European origin audiovisual works.

The Television without Frontiers Directive was implemented into Spanish law by Law 25/1994, dated July 12, 1994. Law 25/1994 imposes an obligation on television operators to reserve 51% of their annual broadcasting time to the dissemination of European audiovisual works. Directive 97/36 has been implemented by Law 22/1999 of June 7, 1999. The provisions of Law 22/1999 do not significantly differ from Law 25/1994, except for specific restrictions on the exclusive retransmission of sports events. In Spanish law, this issue is regulated by Law 21/1997, dated July 13, 1997, regulating the broadcasting of sports events and competitions. See "– Broadcasting of sports events" below. The only new provision relevant to the Group in Law 22/1999 is that producers of television channels are required to allocate at least 5% of their total revenue earned the previous year to funding of European feature films and television films.

The provision of analogue or digital terrestrial television channels is subject to the general programming principles set out in article 4 of the Radio and Television Act (Law, 4/1980, dated January 10, 1980), pursuant to which such channels must observe principles of objective, true and impartial information, and the separation of information and opinions.

Broadcasting of sports events

Under Law 21/1997, of July 3, 1997, certain sporting events (not limited to football) may be identified as being of general interest. Where a sporting event is declared to fall within the category of "general interest", it may not be broadcast on pay-TV. However, if the owners of the broadcasting rights are unable or choose not to broadcast the event free-to-air, they will nonetheless continue to own the broadcasting rights relating to that particular event.

Restrictions on controlling interests in television companies

The Private Television Law limits the shareholding of any person in a company granted a concession under that law to 49% of its share capital.

The above limitation does not apply directly to CSD, whose activities are regulated by separate legislation. However, under transitional provisions included in legislation applicable to operators of satellite digital services, the provision containing the 49% limitation referred to above applies to satellite digital operators for so long as certain conditions, including the absence of effective competition in Spain, prevail.

The Company holds in excess of 49% of CSD's share capital. Assuming that the transitional provision referred to above continues to apply (as to which there is some uncertainty) management nevertheless does not consider it likely that this will have any adverse consequence for the Group. At the time CSD was granted authorization to operate its satellite digital service, Sogecable held in excess of 49% of the share capital of CSD. The Group has not been informed of any concerns on the part of the relevant regulatory bodies in respect of this issue. Moreover, management believes that there is now a situation of effective competition in the Spanish satellite digital television market, which further reduces the likelihood that the regulators would seek to invoke this provision.

Competition Law

The Group's activities are subject to Spanish and EU competition law.

At the European level the relevant laws include:

Article 81(1) *(formerly Article 85)* of the Treaty of Rome which prohibits (except to the extent that Article 81(1) provides otherwise) all agreements between undertakings, decisions by associations of undertakings and the concerted practices (as such terms are used in the Treaty of Rome) which may affect trade between Member States and which have as their object or effect the prevention, restriction or distortion of competition within the common market;

Article 82 (*formerly Article 86*) of the Treaty of Rome which prohibits, as incompatible with the common market, any abuse by one or more undertakings of a dominant position within the common market or in a substantial part of it, insofar as it may affect trade between Member States.

Agreements prohibited by Article 81(1) of the Treaty of Rome and not exempt by virtue of Article 81(3) are null and void. A breach of Article 82 would have similar consequences. The European Commission has the power to impose sanctions where it finds agreements or practices to be contrary to Articles 81(1) and 82 of the Treaty of Rome. Spanish competition legislation includes similar provisions.

The agreement of December 24, 1996 entered into between CSD, Gestsport, GMAF and TVC provides for the acquisition by CSD of the exclusive PPV rights to broadcast all First and Second A Division Spanish football league games and the *Copa del Rey* matches (with the exception of the Cup Final), or of any other form of official competition substituting the *Copa del Rey* during the 1998/1999-2002/2003 seasons. The agreement provides for the possible extension of the agreement for up to 11 seasons (to the end of the 2009/2010 season). It was also agreed that GMAF, Gestsport, and TVC establish a joint venture company, AVS, to be used as a vehicle to pool and subsequently distribute all television and audiovisual rights relating to the football matches, in a different system from PPV. CSD also granted to AVS a usufruct over its PPV rights. See "Business – Acquisition and management of rights to sports events" above.

On March 12, 1997, the parties notified the European Commission of the existence of this agreement and applied to the Commission for a declaration that its provisions were not contrary to Article 81(1) or, in its absence, for an individual exemption relying on the provisions of Article 81(3) of the Treaty of Rome.

The European Commission, in a letter dated June 24, 1998, confirmed the exemption of the agreement until the end of the 2002/2003 season, but on the basis that the exclusivity provision would be subject to renegotiation at the end of the 2000/2001 season.

The agreement relating to football rights of June 17, 1999, described in "Business – Acquisition and management of rights to sports events" above, will be submitted to the European Commission for review. No assurance can be given as to what the outcome of such review will be.

REQUIREMENTS AND RESTRICTIONS APPLICABLE UNDER SPANISH LAW TO OWNERSHIP AND TRANSFER OF SHARES

The following is a summary of certain requirements and restrictions of Spanish law, as in force at the date of this Memorandum, which apply to ownership and transfer of shares in the Company. The summary does not purport to be comprehensive and prospective investors should consult their own advisers for further information concerning the effect of these requirements and restrictions. The Company does not assume any obligation to update the information contained herein.

Limit on shareholdings

No person may own, directly or indirectly, shares representing more than 49% of the share capital of a company which holds a concession to operate a private television service under the Private Television Law (a "Concession Holder"). The Company is a Concession Holder in respect of its Canal+ analogue and digital terrestrial services.

Restrictions on simultaneous shareholdings in more than one Concession Holder

The Private Television Law referred to above also contains certain restrictions on persons holding direct or indirect interests in more than one Concession Holder. At the date of this Memorandum, the other Concession Holders in addition to the Company are Antena 3 Televisión, S.A. and Gestevisión Telecinco, S.A. The restriction also applies in respect of Onda Digital, S.A., the holder of a concession to operate digital terrestrial television services. None of Antena 3 Televisión, S.A., Gestevisión Telecinco, S.A. or Onda Digital, S.A. is listed on any stock exchange.

Article 19.1 of the Private Television Law states that no person may hold, directly or indirectly, shares in more than one Concession Holder. The Company considers that the effect of this provision differs depending on whether the relevant ownership interests are held directly or indirectly.

Direct Ownership

According to Article 19.1 of the Private Television Law, the direct ownership of shares in more than one Concession Holder is prohibited, irrespective of the percentage of ownership.

Indirect Ownership

In relation to indirect interests, the terms of Article 19 should be read together with other provisions of the Private Television Law, in particular Articles 21.3 and 23. According to the Company's interpretation, the indirect ownership of shares in a Concession Holder should only be taken into consideration if the holder of the indirect ownership interest has control over the entity that holds the direct participation in the Concession Holder.

Sanctions

According to the Private Television Law, the sanction for the failure to comply with the above-mentioned restrictions would be the termination of the concession of the Concession Holder(s) affected. The Company believes that once the Shares are listed, it will not be possible for it to control compliance by third parties with the restrictions and requirements described above. The Company does not consider it likely that the Concession could be terminated on the basis of a breach of these restrictions and requirements outside the control of the Company.

Non-EU Persons Ownership Restriction

Pursuant to Article 19.2 of the Private Television Law, individuals or legal persons who are nationals or residents of a country that is not a member of the European Union may only hold an interest in a Concession Holder in compliance with the principle of reciprocity, and subject to the general limitations on shareholdings in Concession Holders described above. The principle of reciprocity provides that non-Spanish investors are allowed the same rights under Spanish law as are granted to Spanish investors in their home country with respect to investment in television companies. There are no regulations or jurisprudence developing the interpretation of the principle of reciprocity to investments by persons from other countries in Spanish television companies.

The Company believes that the principle of reciprocity should be considered to apply to every investment in its share capital, irrespective of the percentage of ownership.

The Company has been informed by the *Ministerio de Fomento*, the government department responsible for enforcement of this legislation, that full reciprocity is recognized for non-EU Member States which are signatories to the Agreement and Protocol relating to the European Economic Area, namely Norway, Liechtenstein and Iceland. Accordingly an investor which is a national of or resident in an EU Member State or another country which is part of the European Economic Area is not subject to any restriction as a result of Article 19.2.

Where the laws of another country prohibit foreign participation in the share capital of a television company above a certain percentage or require approval for foreign participation above a certain percentage, nationals or residents of that country will be permitted to invest in the Company up to the relevant percentage so established by the laws of their home country or pursuant to any applicable international agreement.

Set out below, for information purposes only, is the Company's understanding of the percentage limitations that apply under current legislation in the selected countries mentioned to investments in television companies by persons who are not nationals of or residents in that country. The Company's understanding is based on legal advice obtained from local counsel based on the law in force in the relevant countries at the date of this Memorandum. This information does not constitute legal advice by the Company and investors should not base their investment decision on it. The Company does not assume any obligation to update this information. Investors that are nationals or residents of countries outside of the European Union or the European Economic Area should consult their own advisors as to the application of these provisions to them.

The Company understands that under laws currently in force, (i) in the **United States**, an aggregate limit of 20% applies to the aggregate holdings of capital stock by non-U.S. citizens or representatives of non-U.S. citizens, foreign governments or representatives of foreign governments, and corporations organized under the laws of a foreign country; (ii) in **Canada** an aggregate limit of 20% applies to the holdings of voting equity by persons or entities that are not Canadian; (iii) in **Japan**, an aggregate limit of 20% applies to voting rights held by non-Japanese individuals, foreign governments, representatives of foreign governments and foreign entities; (iv) in **Singapore**, an aggregate limit of 49% applies to holdings by or on behalf of "foreign sources", defined to include foreign governments and their agents, companies represented or constituted under a foreign law and persons who are not citizens of Singapore; (v) in **Switzerland**, the legislation requires the holder of a television broadcasting concession to be under Swiss control, meaning that more than 50% of its share capital and more than 50% of voting rights must belong to Swiss natural or legal persons; and (vi) in **Hong Kong**, an individual limit of 2% applies to the acquisition of voting rights by individuals and corporations not ordinarily resident in Hong Kong.

In determining whether, and the extent to which, an investor from a country which restricts foreign participation in television companies (including those mentioned above) may invest in the Company, it may be necessary to take into account existing investment in the Company not only by other nationals or residents of that country, but also investment by nationals or residents of other countries outside the European Union and the European Economic Area.

The Private Television Law does not contain any guidance as to how the restrictions on investment by non-EU persons should be applied in the case of companies whose shares are publicly traded. The Company does not maintain, and does not intend to maintain, for this purpose, any specific register or other record of the nationality or residence of its shareholders.

Sanctions

In case of noncompliance with the restrictions set forth in this section, the same sanctions apply as are applicable to the restrictions on simultaneous shareholdings described above. See "Risk Factors — Regulatory matters — Termination of the Concession; Principle of Reciprocity".

Requirements applicable on Transfer

Any individual or legal person that proposes to acquire, directly or indirectly, a significant participation (*participación significativa*) in a Spanish Concession Holder must give advance notice to the *Ministerio de Fomento* describing the amount of such participation, its terms and conditions and the anticipated closing date of the transaction. "Significant participation" is defined as 5% of the outstanding share capital or voting rights of the company, held directly or indirectly. The *Ministerio de Fomento* has a period of three months in which it may oppose such transaction. If three months elapse without any such opposition from the *Ministerio de Fomento*, its authorization is deemed granted. The *Ministerio de Fomento* may oppose a transaction on the basis (i) that there exist relationships between the person proposing to acquire the relevant participation and another company providing television services that could adversely affect the principle of non-concentration of media ownership

established by the Private Television Law or (ii) that the ownership structure of the person proposing to acquire that relevant participation is not transparent. In addition, the same advance notice must be given to the *Ministerio de Fomento* of any increase, direct or indirect, in a significant participation to an amount which equals or exceeds any multiple of 5% up to 45% of such outstanding shares.

Following completion of (i) any transaction subject to the prior notification requirements described above or (ii) any disposal that reduces the relevant person's participation below any of the percentage levels referred to above, notice of that transaction or disposal must be given to *Ministerio de Fomento*, for purposes of registration of the holders of direct or indirect significant participations in the Special Register for Concession Companies *(Registro Especial de Sociedades Concesionarias)*.

In addition, investments of foreigners, irrespective of the percentage of ownership, must be notified to the *Dirección General de Política Comercial e Inversiones Exteriores*. This notification obligation lays with the financial institution through which the investment has been executed. See "Description of Capital Stock – Foreign Investment Regulations".

In addition, the notification requirements to the CNMV pursuant to the Spanish Stock Exchange Law must be complied with. See "Description of Capital Stock" below.

MANAGEMENT

Board of Directors

Under Spanish Corporate Law, the *Consejo de Administración* ("Board of Directors") is responsible for the management, administration and representation of the Company in all matters concerning its business, subject to the provisions of the *Estatutos Sociales* ("By-laws") and the powers conferred upon the shareholders' meetings. Under the By-laws, the Board of Directors must consist of no less than 6 and no more than 21 Directors. The Board of Directors currently consists of 21 members. Members of the Board of Directors are elected by Sogecable's shareholders to serve five-year terms. The By-laws establish that the Board of Directors shall appoint a President and one or more Vice-Presidents, who may act on the President's behalf in his absence. The Board of Directors is required to appoint a Secretary and a Vice-Secretary which may not be Directors. The Secretary's role is to assist with Board Meetings, but is not entitled to vote.

Under Spanish Corporate Law and the By-laws, the Board of Directors may delegate its powers to a *Comisión Ejecutiva* ("Executive Committee") or to one or more *Consejeros Delegados* ("Chief Executive Officers"). Spanish Corporate Law provides that resolutions appointing an Executive Committee or any Chief Executive Officer or authorizing the permanent delegation of all, or part of, the Board's powers, require a two-thirds majority of the members of the Board of Directors and registration of the Board resolution relating to such delegation at the Mercantile Registry. Under article 23 of the Company's By-laws, decisions of the Board of Directors may be adopted by an absolute majority of voting members present or represented. In the event of an equal number of votes being cast for and against a resolution, the President of the Board of Directors will have a casting vote. Furthermore, in accordance with article 23, the Board of Directors will meet whenever either the President calls a meeting of his own accord or upon request of a quarter of the members of the Board of Directors, in which case such meeting will be held within 15 days of that request.

In addition, the Board of Directors may grant general and specific powers of attorney to any given person, whether or not a shareholder. Notwithstanding the foregoing, the following powers may not be delegated: (a) the presentation to the annual general meeting of shareholders of the *Cuentas Anuales* (annual report and accounts); and (b) those powers granted to the Board of Directors by a general meeting of shareholders (unless otherwise provided in the shareholders' resolution by which such powers are granted).

Under Spanish Corporate Law, Directors are only liable to the Company, to the shareholders and to creditors of the Company to the extent of any losses caused by such Directors' illegal acts, acts that violate the By-laws and for the failure to carry out their legal duties with diligence. Criminal sanctions may also attach in certain circumstances.

The table below sets forth certain information with respect to the members of the Board of Directors as at the date of this Memorandum.

Name	Position	Date of Appointment/ Renewal[1]
Jesús de Polanco Gutiérrez	President	May 1999
Pierre Lescure	Vice President	May 1999
Juan Luis Cebrián Echarri	Vice President	May 1999
Javier Diéz de Polanco	Chief Executive Officer	December 1998
Bankinter Consultoría Asesoramiento y Atención Telefónica, S.A. (represented by Ricardo Egea Marcos)	Director	May 1999
Canal+ Société Anonyme (represented by Nicholas Stubbs)	Director	May 1999
Enrique Piñel López	Director	June 1998
Gervasio Collar Zabaleta	Director	June 1998
Corporación Financiera Caja Madrid, S.A. (represented by José María García Alonso)	Director	May 1999
Ediciones Monte Aneto, S.A. (represented by Gregorio Marañón)	Director	May 1999
Vicente Eulate MacMahon	Director	June 1998
Eventos, S.A. (represented by Juan María Arenas Uría)	Director	May 1999
Inversiones Arta, S.A. (represented by Carlos March Delgado)	Director	May 1999
Antonio López Fernández	Director	May 1999
Ramón Mendoza Fontenla	Director	May 1999
Francisco Pérez González	Director	May 1999
Laurent Pêrpere	Director	May 1999
Leopoldo Rodés Castañé	Director	May 1999
Jorge Semprún y Maura	Director	June 1997
Michel Thoulouze	Director	June 1998
Juan Cueto Alas	Director	May 1999
Miguel Satrústegui Gil-Delgado	Secretary (non-Director)	September 1998

(1) *A majority of the current members of the Board of Directors have been Directors of the Company since its incorporation, including Jesús de Polanco Gutiérrez and Juan Luis Cebrián Echarri.*

At a meeting of the Board of Directors of the Company held on December 15, 1998, Javier Díez de Polanco was appointed Chief Executive Officer of the Company. All powers capable of delegation by law and the By-Laws have been delegated jointly and severally to the President, Jesús de Polanco Gutiérrez, and to the Chief Executive Officer, Javier Díez de Polanco. The President has a casting vote exerciseable in the event of deadlock in decisions of the Board.

All of the Directors represent shareholders of the Company on the Board of Directors.

Almost all of the Directors (individual and corporate) hold positions on the board of directors of other companies, including certain of the Selling Shareholders and other companies in which such Selling Shareholders are interested.

Executive Committee

The Company's By-laws provide for the establishment of an Executive Committee. Specific functions delegated to the Executive Committee pursuant to the By-laws include: (i) supervision of the administration and development of the Company's business; (ii) review of budgets and of draft accounts for submission to the Board; (iii) appointment of Directors General and identification of their responsibilities; (iv) regular review of reports from management; (v) to take those measures which the Executive Committee thinks fit for the protection of the Company's interests; and (vi) any other functions delegated by the Board of Directors in accordance with the law. The delegation of further powers to the Executive Committee requires approval by a two-thirds majority of the Board. The By-laws do not establish a procedure for the appointment of members of the Executive Committee.

The table sets forth the membership of the executive committee of Sogecable as at the date of this Memorandum.

Name	Position
Jesús de Polanco Gutiérrez	President of the Executive Committee
Pierre Lescure	Member
Juan Luis Cebrián Echarri	Member
Javier Diéz de Polanco	Member
Bankinter Consultoria, Asesoramiento y Atención Telefónica, S.A. (represented by Ricardo Egea Marcos)	Member
Gervasio Collar Zabaleta	Member
Corporación Financiera Caja Madrid, S.A. (represented by José María García Alonso)	Member
Eventos, S.A. (represented by Juan María Arenas Uría)	Member
Michel Thoulouze	Member
Leopoldo Rodés Castañé	Member
Laurent Pérpere	Member
Miguel Satrústegui Gil-Delgado	non-Director Secretary of the Executive Committee

Management Team

The following is a brief summary of the backgrounds of the members of the senior management team of the Group:

Javier Diéz de Polanco, Chief Executive Officer of Sogecable, S.A. since December 1998. He has a degree in Law from the Madrid Complutense University. Between 1988 and 1998 he was Director General of the Prisa Group, Director General of the newspaper El País, Director General of Cadena SER and Director General of the magazine AS.

Carlos Abad Rico, Director General of Sogecable, S.A. and CanalSatélite Digital, S.A. since January 1998. He has a degree in Business Studies from the Madrid Complutense University, was Director General of Canal+ from 1994 and had been a consultant with McKinsey and Company since 1983.

Miguel Satrústegui Gil-Delgado, Secretary General of Sogecable S.A. since March 1998. He holds a degree in Law, a degree in Business Studies from ICADE and in 1983 obtained a Doctorate in Law. He was Director General of Coordination of the Prisa Group from June 1992 to March 1998, second Secretary at the Ministry of Education and Culture from 1987 to July 1989, Director General of Fine Arts and Archives in 1986 and Technical Secretary General of the Ministry of Education and Culture in 1984.

José Manuel Lorenzo Torres, Director General of Canal+ since June 1998. He qualified as an industrial engineer from ETSII (Madrid) and was the Deputy Director General of Publiespaña (Fininvest Group) and Director General of Antena 3 Televisión.

Juan Casal Velasco, Managing Director of Sogecable, S.A. since March 1998. He graduated in Economics and Business Studies. He was the Deputy Director General of Cadena SER and Unión Radio from 1996 to March 1998 and Finance Director of Cadena SER and Unión Radio from 1989 to 1996.

Matilde Casado Moreno, Finance Director of Sogecable, S.A. since December 1996. She has a degree in Business Studies from the Autonomous University of Madrid, and was previously the Finance Director of Canal+ and Director for Management Control at Canal+.

Soledad Alvarez Coto, Broadcasting Communications Director of Sogecable, S.A. since 1998. She graduated in Political Sciences and Journalism, was appointed Broadcasting Communications Director of the Prisa Group in 1996, Director of Coordination for Latin America of Canal+ in 1994, and previously was advisor for Expo-TV.

Rafael García Mediano, Director General of C.I.T., S.L. since 1998. He was Broadcasting Director at Canal+ from 1993 to 1994 and from 1994 to 1998 was responsible for the management, design, production and launch of the Group's theme channels: Cinemanía, Documanía and Minimax.

José Luis Bernaldo de Quirós, Director General of Centro de Asistencia Telefonica, S.A. since February 1998. He graduated with a degree in Economics from the Madrid Complutense University in 1970, was Managing Director of Canal de Editoriales (Cadena Tiendas Crisol), was a member of Area Corporativa (Santillana group) from 1997 to 1998, and Deputy Director General of the Santillana group from 1990 to 1996.

Fernando Bovaira Forner, Director General of Sociedad General de Cine, S.A. since July 1996. He graduated in Law in 1987 and obtained a Masters in Broadcasting Communications in 1989. He was Vice President of Monarchy Enterprices/New Regency Productions from 1994 to 1996 and Director of the Feature Films Department at Canal+ from 1989 to 1994.

Margaret Nicoll, Director General of Sogepaq, S.A. since November 1998. She holds a Masters in French, was Foreign Production Director at Canal+ from 1989 to 1998 and Director of the International Department of Figaro Films in Barcelona in 1989.

Javier Baviano Hernández, Director General of Gestión de Derechos Audiovisuales y Deportivos, S.L. He graduated from ICADE. He has been Director General of Prisa, Vice President of Cadena SER, Director General of Comecosa, President of the daily newspaper "Ya", Managing Director and Vice President of EXPO '92, and Managing Director of Business & Culture.

The Company has established a management committee, currently composed of all members of the senior management team.

Corporate Governance

The Board is considering proposals to adopt a corporate governance code in the light of the recommendations made by the Olivencia Commission. The Board expects to adopt internal regulations to this effect during 1999. The two principal shareholders of the Company, Prisa Group and Canal + Société Anonyme, have expressed their support for the adoption of such regulations. See "Principal and Selling Shareholders". Pending the adoption of these regulations, the Company will adopt procedures to ensure that contracts with related parties are entered into on arm's length terms.

Compensation

Board of Directors

The By-laws establish that the compensation of Directors is composed of attendance fees and a fixed annual fee, as established by the Board of Directors within limits set down by a General Shareholders Meeting of the Company. The amount of compensation granted to each Director varies in accordance with the office of that Director and services provided by that Director in the context of the responsibilities of the Board of Directors. The By-laws also establish that the compensation of the Directors may not include a participation in the profits of the Company.

Total compensation paid to the Directors in the financial year ended December 31, 1998 was Ptas 156.5 million. This total comprised Ptas 88.5 million in fixed fees and Ptas 68 million in attendance fees. Directors of the Company who are also directors of other Group companies do not receive compensation in respect of such other directorships.

A General Shareholders' Meeting held on May 18, 1999 approved compensation for the Board of Directors for the financial year ended December 31, 1999 in a maximum amount of Ptas 100 million in respect of attendance fees and in a maximum amount of Ptas. 300 million in respect of fixed fees.

The exact amount of the compensation of the Board of Directors for 1999 was fixed at a meeting of the Board of Directors held on May 18, 1999, in the following amounts:

(a) attendance fees of Ptas 500,000 per meeting of the Board of Directors and of the Executive Committee during 1999;

(b) a fixed fee for the year of (i) Ptas 15,000,000 for each of the President, Vice-presidents and Chief Executive Officer; (ii) Ptas 10,000,000 for each member of the Executive Committee; and (iii) Ptas 5,000,000 for other Directors.

The above amounts will be payable following the approval of the General Shareholders Meeting of the annual accounts of the Company for 1999; and

(c) monthly remuneration of the Chief Executive Officer of the Company in the amount established at the discretion of the President of the Company in exercise of his powers delegated by the Board of Directors, subject to the limits on compensation set by the General Shareholders Meeting, as described above. This amount is additional to the fixed fee of Ptas. 15 million payable to the Chief Executive Officer under paragraph (b) above.

Management team

The total amount of compensation paid to the management team of the Group in 1998 was approximately Ptas 295 million, comprising approximately Ptas 247 million in fixed salaries and approximately Ptas 48 million in variable remuneration.

Share Ownership

As at the date of this Memorandum, those Directors who are individuals, the representatives of those Directors which are corporate entities and the management team do not own directly any Shares in the Company. Prisa, one of the principal shareholders of Sogecable, belongs to the corporate group controlled by Jesús de Polanco Gutiérrez.

The Company is examining the possibility of establishing an executive share option scheme for members of the Board of Directors and senior management. In addition, certain of the shares offered in the Spanish Retail Offering will be reserved for Group employees, subject to certain conditions. See "Plan of Distribution – The Spanish Offering".

Pensions

The Company has no pension schemes in place.

PRINCIPAL AND SELLING SHAREHOLDERS

The Company's shareholders are Promotora de Informaciones, S.A. ("Prisa"), Canal+ Société Anonyme, Corporación General Financiera, S.A. (of the BBV Group), Deya, S.A., Eventos, S.A., Corporación Financiera Caja Madrid, S.A., Hispamarket, S.A. (of the Bankinter Group) and Alba Inmobiliaria, S.A. (together, the "Selling Shareholders") and Inversiones Arta, S.A. (together with the Selling Shareholders, the "Existing Shareholders"). Deya, S.A., Alba Inmobiliaria, S.A. and Inversiones Arta, S.A. are subsidiaries of Grupo Corporación Financiera Alba, S.A. Eventos, S.A. is a subsidiary of Grupo Scala 2000, S.A.

The following table shows interests of the Existing Shareholders in the Company immediately before and, assuming exercise in full of the Over-Allotment Option, upon completion of the Global Offering.

	Shares Owned Prior to Global Offering		Shares Owned After the Global Offering	
Owner	Number	Percent	Number	Percent
Prisa	22,575,000	25%	19,150,100	19.74%
Canal+ Société Anonyme	22,575,000	25%	19,150,100	19.74%
Corporación General Financiera, S.A.[1]	12,753,370	14.12%	9,985,038	10.29%
Deya, S.A.	9,734,340	10.78%	8,471,008	8.73%
Eventos, S.A.	7,128,282	7.89%	3,827,997	3.95%
Corporación Financiera Caja Madrid, S.A.	4,752,489	5.26%	3,829,770	3.95%
Hispamarket, S.A.	4,752,489	5.26%	3,829,770	3.95%
Alba Inmobiliaria S.A.	1,505,000	1.67%	0	0%
Inversiones Arta, S.A.	4,524,030	5.01%	4,524,030	4.66%
Free Float	0	0%	24,255,940	25.00%
Total	90,300,000	100%	97,023,753	100%

(1) Prior to the Global Offering Corporación General Financiera, S.A. has granted a stock loan to Alba Inmobiliaria, S.A. of 1,505,000 Shares and accordingly Alba Inmobiliaria, S.A. is shown as the holder of those Shares in the table above.

The following table shows the number of Shares being initially sold by each Selling Shareholder and the number of Shares of each Selling Shareholder which are subject to the Over-Allotment Option:

Name	No. of Shares initially sold	Shares subject to Over-allotment Option
Prisa	2,806,850	618,050
Canal+ Société Anonyme,	2,806,850	618,050
Corporación General Financiera, S.A.	2,268,765	499,567
Deya, S.A.	1,035,354	227,978
Eventos, S.A.	2,704,723	595,562
Corporación Financiera Caja Madrid, S.A.	756,207	166,512
Hispamarket, S.A.	756,207	166,512
Alba Inmobiliaria, S.A.	1,233,411	271,589

Relationship with Principal Shareholders

Upon completion of the Global Offering, the two principal shareholders of the Group will continue to be Prisa and Canal+ Société Anonyme.

Prisa Group

Prisa, together with its subsidiaries (the "Prisa Group") is one of the leading multimedia groups in Spain.

The Prisa Group's activities include publishing the leading newspaper with the highest circulation in Spain "El Pais" and specialized publications such as the financial newspaper "Cinco Días", "AS" (sport) and "Cinemanía" (cinema). The Prisa Group participates in the Spanish radio market through SER and in the development of online internet services, through Proel. In 1998, revenues of the Prisa Group were Ptas 1,979 million and net income was Ptas 8,247 million.

Canal+ Société Anonyme

Canal+ Société Anonyme, established in 1984, is Europe's leading pay-TV company, with revenues of €2,500 million in 1998. Canal+ Société Anonyme participates in all aspects of the pay-TV business, including

production and distribution of channels, subscriber management, development of interactive and conditional access technology, production of films and programs and management of rights.

Canal+ Société Anonyme is present in France, Spain, Italy, Belgium, Netherlands, Poland and Scandinavia. In France there are 4.5 million subscribers to its premium terrestrial pay-TV services and 1.2 million subscribers to its DTH service. Canal+ Société Anonyme is also a supplier of technological and programming services to CSD.

Agreement among Principal Shareholders

The Company has been informed that an agreement was entered into between the two principal shareholders, Canal+ Société Anonyme and Prisa, on June 28, 1999, for an initial period of two years (renewable on an annual basis), under which the two principal shareholders have agreed to maintain their respective shareholdings in the Company at a level no more than 2.75% below the shareholding which each will have upon conclusion of the Global Offering. In relation to purchases and sales of shares, the parties have granted rights of first refusal to each other, with a view to maintaining their aggregate participation at a constant level following the completion of the Global Offering.

The parties have also agreed to support each other in maintaining equivalent levels of participation in the management and administration of Sogecable Group. Specifically, Canal+ Société Anonyme has agreed to support persons nominated by Prisa to the positions of President and Chief Executive Officer, and Prisa has agreed to support persons nominated by Canal+ Société Anonyme to the positions of first Vice President. The parties have also agreed to seek to establish a common position on major issues facing the Group, without, however, restricting their respective rights to cast their votes as shareholders independently.

The two parties have agreed certain principles regarding the allocation of powers to the decision-making bodies of the Company. They have agreed that these principles (including a requirement for the Board of Directors to approve any agreement between a shareholder and the Company) should be reflected in the corporate governance code which is currently being considered by the Board of Directors. They have agreed to support the adoption of such a code by December 31, 1999.

In addition, the two parties have undertaken: (i) not to adopt any measure which would negate the application of the principles of the agreement; (ii) not to reach any agreement with a third party in relation to its shareholding or the exercise of voting rights in the decision-making bodies of the Company; (iii) not to delegate the representation of its respective shareholdings to third parties; and (iv) not to support any third party who makes an offer for the purchase or exchange of shares in the Company.

In the event of a material breach of the agreement among the principal shareholders, without prejudice to the right to terminate the agreement, the party which is not in default will be entitled to acquire any proportion of the shares in the Company then held by the defaulting party (provided a decision has been issued pursuant to arbitration proceedings proving the existence of such breach) at a significantly discounted price per share and on deferred payment terms.

Transactions with Existing Shareholders

The Group has certain arrangements with its Existing Shareholders, as summarized below:

Prisa Group

The principal relationships between the Group and the Prisa Group are (i) leases in favor of various members of the Group for the use of Prisa's property on Gran Vía, Madrid at an average rental of Ptas 2,838.83 per square meter and (ii) an agreement for the provision of management services (tax, legal, financial and, in the area of information technology, management and human resources) by Prisa, in return for the payment of a management fee equal to 0.333% of the Group's total revenue in any year. In addition, there also exist agreements with the Prisa Group for the production of the Canal+ magazine and advertising arrangements with the newspapers "El País" and "Cinco Días", all on arm's length terms. The total amount invoiced by members of the Prisa Group to members of the Sogecable Group in 1998 was Ptas 2,318 million.

Canal+ (France)

The Company has a technical assistance agreement with Canal+ Société Anonyme (covering promotional activites, subscriber management, technological advice, and advice in relation to the acquisition of programming

rights), in return for the payment of a fee equal to 0.167% of the Group's total revenue in any year. Other relationships between Canal+ Société Anonyme and the Group are as follows:

(i) the use by the Group of the Canal+ and Canal Plus trademarks;

(ii) the granting to the Group of certain rights to exploit motion pictures by Canal+ Société Anonyme, and certain of its subsidiaries including Canal+ Images and Le Studio Canal+;

(iii) license to the Group of the right to produce "*Las Noticias del Guiñol*";

(iv) license to the Group of the "C:" trade mark and technical assistance to CSD for the production of C: Directo;

(v) license to the Group of conditional access and interactive technology;

(vi) provision to CSD of the Seasons and Cine Classics channels, which are produced by Multhimathique, S.A., a joint venture company in which Canal+ Société Anonyme participates.

All the arrangements referred to above are on arm's length terms.

The total amount invoiced by Canal+ Société Anonyme and members of its group to the Sogecable Group in 1998 was Ptas 2,803 million.

BBV; Caja Madrid; Bankinter

The Group has banking arrangements with certain entities associated with its shareholders for the amounts indicated: BBV group (Ptas. 3,150 million); Caja Madrid (Ptas. 7,421 million); and Bankinter (Ptas. 1,976 million).

Gerencia de Medios, S.A.

Gerencia de Medios, S.A. is a company in which the principal shareholder of Prisa (Promotora de Publicaciones, S.L.) participates, together with the BBV group and Grupo March. The company provides advertising revenues to the Group on an exclusive basis. See "Business – Advertising". In 1998, the company invoiced Ptas 527 million to Sogecable.

New offices and facilities at Tres Cantos

As described in "Business – The Group's Facilities", Sogecable has acquired the share capital of Sociedad General de Television y Cine, S.A. from the shareholders of Sogecable.

DESCRIPTION OF CAPITAL STOCK

Set forth below is certain information concerning the authorized and issued capital stock of the Company and a brief summary of certain significant provisions of the Company's By-Laws and Spanish Corporations Law. This description does not purport to be complete and is qualified by reference to the Company's By-Laws and to Spanish Corporations Law. Information on the expected principal Spanish trading market for the Shares is set forth under "Market Information".

General

The issued share capital of Sogecable as of March 31, 1999 is €180,600,000 (Ptas 30,049 million) represented by 90,300,000 Shares, with a nominal value of €2 (Ptas 332.772) each. See "Capitalization". Non-residents of Spain may hold and vote Shares subject to the restrictions set forth under "– Foreign Investment Regulations".

Attendance and Voting at Shareholders' Meetings

Pursuant to the By-laws of the Company and to Spanish Corporations Law, general shareholders meetings may be either ordinary or extraordinary. Ordinary General Meetings must be convened within the first six months of each fiscal year on a date fixed by the Board of Directors. As a general rule, Extraordinary General Meetings may be called from time to time by the Company's Board of Directors at its discretion or at the request of shareholders representing at least 5% of the share capital. Notices of all shareholders' meetings must be published in the Commercial Registry's Official Gazette *(Boletín Oficial del Registro Mercantil)* and in a local newspaper of wide circulation within the province in which the Company is domiciled, at least 15 days before the date fixed for the meeting. The interval between the first and the second call for a shareholders' meeting must be at least 24 hours.

Action is taken at Ordinary General Meetings on the following matters: approval of the administration of the Company, the financial statements from the previous fiscal year and the application of the income or loss. All other matters can be considered at Extraordinary General Meetings. However, even though an Ordinary General Meeting may have been called, shareholders may still deliberate and decide at such meeting any matter within their competency, if included in the agenda.

Only holders of 100 Shares duly registered in the book-entry record maintained by the SCLV at least five days prior to the day on which a meeting is scheduled to be held are entitled to attend shareholders' meetings.

Each Share entitles the shareholder to one vote. Shares may be voted by proxy. Proxies may be given to any individual. These proxies must be in writing and are valid only for a single meeting.

The Company's By-laws provide that, on first call, a duly constituted General Meeting of Shareholders requires the presence in person or by proxy of shareholders representing at least 50% of the subscribed voting stock. On second call, there is no quorum requirement. Consideration of extraordinary matters such as modification of Sogecable's By-laws, changes in Sogecable's share capital, changes in the corporate form, merger, spin-off, issue of bonds, dissolution and liquidation requires on first call the presence in person or by proxy of shareholders representing at least two-thirds of the subscribed voting stock, and on second call the presence in person or by proxy of shareholders representing at least one-half of the subscribed voting stock.

A resolution passed in a General Meeting of Shareholders is binding on all shareholders, unless such resolution is contrary to Spanish law, the By-laws or are prejudicial to the interest of the corporation, to the interest of one or more stockholders or third parties. In the case of resolutions contrary to law, the right to contest is extended to all shareholders. In any other case, such right is extended to shareholders who attended the shareholders' meeting and recorded their opposition in the minutes, to shareholders who were absent and to those unlawfully prevented from casting their vote. In certain circumstances (such as change of corporate purpose or corporate form), Spanish law gives dissenting or absent shareholders the right to withdraw from the Company (if this right were exercised, the Company would be obliged to purchase the relevant shareholding(s) at a price equal to the average market value of the shares for the last quarter).

Under Spanish Corporations Law, shareholders who voluntarily aggregate their shares so that the capital stock so aggregated is equal to or greater than the result of dividing the total capital stock by the number of directors have the right to appoint a corresponding proportion of the members of the Board of Directors (disregarding the fractions). Shareholders who exercise this right may not vote on the appointment of other directors.

Foreign Investment Regulations

Spain has traditionally regulated foreign currency movements and foreign investments. However, since the end of 1991, Spain has moved into conformity with EU standards regarding free movement of capital and services. On April 23, 1999, a new regulation on foreign investments was approved that brings existing regulation in line with the provisions of the EU Treaty. As a result, exchange controls and foreign investments are, with certain exceptions, completely liberalized.

Subject as described below, foreign investors may freely invest in shares of Spanish companies and need only file a notification of the investment after the transaction has taken place. This notification is justified for statistical and administrative information reasons.

If the foreign investor is a resident of a tax haven, as defined under Spanish Law, the investment must be notified prior to it taking place as well as after the transaction has been effected. However, prior notification is not necessary in the following cases:

(a) investments in listed securities, whether negotiated in an official secondary market or not, as well as investments in participations in investment funds registered with CNMV; and

(b) if the foreign shareholding does not exceed 50% of the capital of the Spanish company that is the recipient of the investment.

Under the new regulation, foreign investments must be notified when undertaken by a non-resident natural or legal person, including foreign public legal entities.

In addition to the notices of disclosure of significant participations that must be sent to the relevant company, the CNMV and the relevant Spanish Stock Exchanges, foreign investors are required to serve such notices to the Spanish Directorate of Foreign Investments.

Additional regulations to those described apply to investment in some specific sectors, including air transport, radio, television, telecommunications.

Exchange Control Regulation

Pursuant to Royal Decree 1816/1991 of December 20, 1991 relating to Economic Transactions with Non-Residents and EC Directive 88/361/EEC, receipts, payments or transfers between non-residents and residents of Spain are liberalized and, except as stated above, official consent is not required under Spanish law or regulations for any investment in the Shares.

Preemptive Rights

Pursuant to Spanish Corporate Law, shareholders and holders of convertible bonds have rights of preemption ("Preemptive Rights") to subscribe for any new shares issued by the Company, including the Shares, and for bonds issued which are convertible into shares. Such Preemption Rights may be excluded under special circumstances if precluded by a resolution passed at a meeting of shareholders in accordance with Article 159 of the Spanish Corporate Law.

Form and Transfer

The shares are in book entry form and are indivisible. Joint holders must nominate one person to exercise their shareholders' rights, though joint holders are jointly and severally liable to the Company for all obligations arising from their status as shareholders. The SCLV, which manages the clearance and settlement system of the Spanish Stock Exchanges, maintains the central registry of shares reflecting the number of shares held by each of its member entities *("entidades adheridas")* as well as the amount of such shares held by beneficial owners. Each member entity in turn maintains a register of the owners of such shares.

Transfers of shares quoted on a Spanish Stock Exchange must be made through or with the participation of a member of a Spanish Stock Exchange that is an authorized broker or dealer *(Sociedad o Agencia de Valores)* by book-entry registry or delivery of evidence of title to the buyer. The transfer of shares may be subject to certain fees and expenses of the above entities. See "Market Information".

Reporting Requirements

The CNMV, the relevant Spanish Stock Exchange(s), the company whose shares are affected and, where the person or group effecting the transaction is a non-Spanish resident, the Spanish Registry of Foreign Investments

must be notified of an agreement for the acquisition or disposal of shares in a company listed on a Spanish Stock Exchange, within seven business days of such acquisition or disposal, where:

(i) in the case of an acquisition, such acquisition results in that person or group holding 5% (or successive multiples thereof) of the share capital of that company; or

(ii) in the case of a disposal, such disposal takes any existing holding of that person or group below a threshold of 5% (or its successive multiples) of the share capital of the company.

Furthermore, any person must similarly report any acquisition or disposal, regardless of size of the shares in a company listed on a Spanish Stock Exchange if such person is a member of the Board of Directors of the company. Additional disclosure obligations apply to purchasers in designated tax havens or jurisdictions lacking adequate supervision, and also in respect of voting agreements.

TAXATION

The following discussion is a summary of certain Spanish and United States federal income tax considerations relating to an investment in the Shares. The discussion is based on current law and is for general information only. The discussion does not address all possible tax consequences relating to an investment in the Shares. It does not address the tax treatment of investors subject to special rules, such as banks, dealers, insurance companies, tax-exempt entities, holders of 10% or more of the Company's voting shares, and persons holding Shares as part of a hedge, straddle, conversion or constructive sale transaction. The Company believes, and this discussion assumes, that it is not and will not become a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. Prospective investors in the Shares are urged to consult their tax advisors regarding the applicable tax consequences of acquiring, holding and disposing of the Shares, based on the particular circumstances. The discussion is based upon laws and relevant interpretation thereof in effect as at the date of this Memorandum, all of which are subject to change, possibly with retroactive effect.

Spanish Taxation Considerations

General

As used in this particular section, the term "Holder" means a beneficial owner of shares:

(i) who is an individual or corporation resident of any country other than Spain; and

(ii) whose ownership of shares is not effectively connected with a permanent establishment or fixed base in Spain.

Non Residents Income Tax-Taxation of Dividends

As a general rule, dividends paid by Spanish corporations to a Holder will be subject to Non-Residents Income Tax (NRIT) at a rate of 25% on the gross amount of the dividends.

However, residents of certain countries, who are entitled to the benefits of the relevant Double Taxation Convention (DT), will benefit from a reduced tax rate (15% or 10%, in most cases, depending on the particular DTC and the participation held in the Company) subject to the satisfaction of any conditions specified in the DT. Spain currently has DTs with Argentina, Australia, Austria, Belgium, Bolivia, Brazil, Bulgaria, Canada, the Czech Republic (applicable also to the Republic of Slovakia), China, Denmark, Ecuador, Finland, France, Germany, Hungary, India, Ireland, Italy, Japan, Korea, Luxembourg, Mexico, Morocco, Norway, The Netherlands, The Philippines, Poland, Portugal, Romania, Sweden, Switzerland, Thailand, Tunisia, Russia (which may apply to the members of the Confederation of Independent States), the United Kingdom and the United States. Furthermore, dividends distributed by a Spanish resident subsidiary to its EU-resident parent company may be exempt from any Spanish taxation if all requirements to benefit from the EEC Directive 90/435 as implemented in the Spanish NRIT Act are met.

Upon distribution of the dividend the Company must withhold an amount equal to the tax due according to the rules set forth above. However, the applicability of the relevant reduced tax rate or exemption should be evidenced by the Holder before dividends become payable through a certificate of residence issued by the tax authorities of the Holder's residence State; otherwise, withholding should be carried out at the general tax rate of 25%. Should a withholding of 25% be made then, a refund procedure of the amount withheld in excess of the DT-reduced rates or the exemption can be initiated by the Holder if the certificate of residence can be furnished afterwards.

Non Residents Income Tax-Taxation of Capital Gains

Capital gains derived from shares issued by Spanish resident entities are considered to be Spanish source income, and therefore, are taxable in Spain at a general rate of 35%. Capital gains and losses will be calculated separately for each investment. It is not possible to offset capital gains with losses.

However, capital gains will be exempt from taxation in Spain in the following cases:

(i) Capital gains deriving from shares which are being traded in a Spanish official secondary market obtained by Holders which are resident of a State which has entered with Spain into a DT which includes an "exchange of information" clause.

(ii) Capital gains obtained by Holders resident in another member state of the EU, provided that:

(a) during the preceding 12 months the Holder did not hold a direct or indirect interest of 25% or more of the capital or equity of such entity;

(b) the assets of the Spanish resident company do not consist mainly of Spanish real estate; and

(c) the gain is not obtained through a territory statutorily defined as tax haven.

Additionally, capital gains realized by non-residents of Spain who benefit from an applicable DT, other than those mentioned above, will, in the majority of cases, not be taxed in Spain (since most tax treaties provide for taxation only at the Holder's country of residence). Please note, however, that most DTs entered into by Spain in the last eight years provide for the ability of the source country to subject to tax capital gains deriving from equities if the holding is above a significant threshold (usually 25%).

The Holder must file the relevant tax returns. The Holder's tax representative in Spain, the payer of the income, and the depositary of the shares are also entitled to carry out such filing.

Distribution of Stock Rights

The allotment of shares and the allotment of preemptive rights with respect to shares are not subject to Spanish tax.

Under Spanish law, the tax treatment of the proceeds of a sale or other disposition of preemptive rights depends on whether the underlying shares to which such rights relate are listed on a Spanish stock exchange and on the relationship between the proceeds and the acquisition cost of such shares.

If the shares are listed on a Spanish stock exchange, the amounts received by Holders from the sale of subscription or preemptive rights reduce the tax basis of the Shares, and, to that extent, are not taxable. Should the tax basis of the shares be reduced to zero, any amounts received in excess will be taxed as a capital gain in the period in which the disposal of the subscription rights takes place.

In any event, the exemptions set out in "Non Residents Income Tax-Taxation of Capital Gains" are applicable to the gain obtained.

Spanish Wealth Tax

Spanish Wealth Tax is levied on the net worth of an individual's assets at rates ranging between 0.2% and 2.5%. Non resident individuals who hold shares on the last day of any year will be subject to such tax on the average market value of the shares during the last quarter of such year. In relation to this tax, the Ministry of Economy and Finance will publish the average market value of such shares for the fourth quarter of each year.

The individual Holder of the shares or the depositary of his shares in Spain must file the corresponding tax return usually between May 1 and June 20 of each year.

Spanish Inheritance and Gifts Tax

Transfer of shares on death and by gift to individuals are subject to Spanish Inheritance and Gifts Tax, respectively, if the transferee is a resident of Spain at the time of death or the gift, or if the shares are located or exercisable in Spain at the time of death or the gift, regardless of the country of residence of the beneficiary. The applicable tax rate, after applying all relevant factors, ranges between 0% and 81.6% for individuals. Companies are not subject to inheritance and gifts taxes, and the income they obtain from that source will be levied by corporate tax on a capital gain.

Transfer of shares

Transfer of shares will be exempt from Transfer Tax or Value Added Tax. Additionally, no Stamp Duty will be levied on such transfers.

United States Federal Income Tax Considerations

Prospective purchasers should consult their own tax advisors about the U.S. federal, state and local tax consequences to them of an investment in the Shares.

As used herein, "U.S. Holder" means a beneficial owner of Shares that is (i) a U.S. citizen or resident, (ii) a corporation, partnership or other business entity organized under U.S. laws, (iii) a trust subject to the control of a U.S. person and the primary jurisdiction of a U.S. court and (iv) an estate the income of which is subject to U.S. federal income tax regardless of its source. The discussion addresses only U.S. Holders that will hold Shares as capital assets and use the U.S. Dollar as their functional currency.

Taxation of Dividends

Dividends paid with respect to the Shares (including the amount of Spanish taxes withheld) generally will be included in the gross income of a U.S. Holder as ordinary income from foreign sources. The dividends will not be eligible for the dividends-received deduction available to corporations. Dividends paid in Spanish Pesetas will be includible in a U.S. Dollar amount based on the exchange rate in effect on the date of receipt whether or not the payment is converted into dollars at that time. Any gain or loss recognized on a subsequent conversion of the Spanish Pesetas for a different amount will be U.S. source ordinary income or loss. Distributions to U.S. Holders of additional Shares or rights to acquire additional Shares that are made as part of a pro rata distribution to all shareholders of the Company might not be subject to federal income tax.

In general, a U.S. Holder is subject to a 25% Spanish withholding tax on any dividend payment. However, an eligible U.S. Holder generally should be entitled to claim a reduced rate of Spanish withholding tax equal to 15% under the tax treaty between the United States and Spain and generally may claim a deduction or foreign tax credit for any such taxes not refundable to it by the Spanish tax authorities. The reduced rate will be applied by the Company when dividends are paid if the U.S. Holder has provided to the Company a current certificate of residence or IRS Form 6166 or successor form. Otherwise, the Company will withhold tax at a 25% rate and the U.S. Holder may obtain a refund of the overpayment by filing with the Spanish tax authorities the certificate of residence and the appropriate refund form.

Capital Gains

U.S. Holders will recognize capital gain or loss on the sale or other disposition of the Shares. Any gain or loss generally will be treated as U.S. source.

Because the Shares are listed on a Spanish secondary market, gains realized on a sale or disposition of Shares by a U.S. Holder should not be subject to Spanish capital gains tax. However, a U.S. Holder may be required to provide a certificate of residence on IRS Form 6166 or successor form to establish that it is entitled to the exemption.

Under the tax treaty between the United States and Spain, gains from the sale or other disposition of the Shares by a U.S. Holder will not be subject to Spanish tax so long as the Holder has not, at any time during the 12-month period before the disposition, held at least 25% of the Shares.

Backup Withholding and Information Reporting

Dividends from the Shares and proceeds of sale of the Shares may be reported to the U.S. Internal Revenue Service and a 31% backup withholding tax may apply to such amounts unless the holder (i) is a corporation, (ii) provides an accurate taxpayer identification number (in the case of a U.S. Holder) or a properly executed IRS Form W-8 (in the case of other holders) or (iii) otherwise establishes a basis for exemption. The amount of any backup withholding tax will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability. After 2000, the requirements and procedures for establishing an exemption from information reporting and backup withholding will change.

MARKET INFORMATION

Listing

Prior to the Global Offering, no market existed for the Company's securities. Application will be made for the Shares to be listed on the Spanish Stock Exchanges (as defined below) and be quoted on the Automated Quotation System. It is expected that this will occur on or about July 22, 1999, once the notarial deed incorporating the resolution of increase of share capital has been registered with the Commercial Registry of Madrid, the Shares in book entry form have been recorded at the SCLV and the CNMV has verified that the requirements for listing have been fulfilled.

Trading

At December 31, 1998, there were 486 companies listed and traded on the Madrid Stock Exchange. The market capitalization of all companies listed on the Madrid Stock Exchange as of December 31, 1998, was approximately Ptas 57 trillion (U.S.$400 billion), and reported trading volume of companies for the twelve months ended December 31, 1998, was Ptas 33 trillion (U.S.$230 billion).

Automated Quotation System

The Automated Quotation System was introduced in 1989 and links the Spanish Stock Exchanges (Madrid, Barcelona, Bilbao, Valencia), providing those securities listed on it with a uniform continuous market that eliminates share price differences on the local exchanges. The principal feature of the system is the computerized matching of buy and sell orders at the time of entry of the order. Each order is executed as soon as a matching order is entered but can be modified or cancelled until executed. The activity of the market can be continuously monitored by investors and brokers. The Automated Quotation System is operated and regulated by the *Sociedad de Bolsas, S.A.* (the "*Sociedad de Bolsas*"), a corporation owned by the companies that manage the four local exchanges. All trades on the Automated Quotation System must be placed through a brokerage firm, an official stockbroker or a dealer firm member of a Spanish Stock Exchange ("*Sociedad de Valores y Bolsa*" or "*Agencia de Valores y Bolsa*").

In a pre-opening session held from 9:00 a.m. to 10:00 a.m. each day, an opening price is established for each security traded on the Automated Quotation System based on tentative orders placed at that time. The trading of a relevant security requires that the first market price, fixed during the pre-opening session or after such period, may not vary by more than 15% with respect to the closing price of the previous day (such closing price being the reference price). Notwithstanding this, if during the opened trading session, there are offers or bids which differ by more than 15% on a significant amount of the securities, trading may be authorized with variations in the price of up to a maximum of 20% by reference to all securities. In exceptional circumstances (including the incorporation of new securities to the Automated Quotation System) and after giving notice to the CNMV, the *Sociedad de Bolsas* may establish an opening price without regard to the reference price, alter the price range for permitted orders with respect to the reference price and modify the reference price.

The computerized trading hours are from 10:00 a.m. to 5:00 p.m. during which time the trading price of a security is permitted to vary up to 15% (or 20% as discussed above) of the previous trading day's closing price.

Between 5:00 p.m. and 8:00 p.m., trades may occur outside the computerized matching system without prior authorization of the *Sociedad de Bolsas*, at a price within the range of 5% above the higher of the average price and closing price for the day and 5% below the lower of the average price and closing price for the day, if the trade involves more than € 300,000 and more than 20% of the average daily trading volume of the stock during the preceding three months and if all outstanding buy or sell orders meeting certain conditions, inter alia, with a value of at least € 30,000 and no more than € 60,000 or 5% of the average daily trading for the securities in the preceding three closed months have previously been converted. At any time trades may take place (with the prior authorization of the *Sociedad de Bolsas*) at any price if (i) the trade involves more than € 1.5 million and more than 40% of the average daily volume of the stock during the preceding closed three months, (ii) the transaction derives from a merger or spin-off process, or from the reorganization of a group of companies, (iii) the transaction is performed for the purposes of settling a litigation or completing a complex group of contracts, or (iv) the *Sociedad de Bolsas* finds other justifiable cause. Information with respect to the computerized trades between 10:00 a.m. and 5:00 p.m. is made public immediately, and information with respect to trades outside the computerized matching system is reported to the *Sociedad de Bolsas* by the end of the trading day and published in the *Boletín de Cotización* and in the computer system by the beginning of the next trading day.

Clearance and Settlement System

Transactions carried out on the Spanish Stock Exchanges are cleared and settled through the SCLV. Only members of the SCLV are entitled to use it, and membership is restricted to authorized broker members of the Spanish Stock Exchanges, the Bank of Spain (to the extent that an agreement, approved by the Spanish Ministry of Economy and Finance, is reached with the SCLV) and, with the approval of the CNMV, other brokers not members of the Spanish Stock Exchanges, banks, savings banks and foreign settlement and clearing systems. The SCLV is owned by its members (excluding, if applicable, the Bank of Spain) and by companies which manage the local exchanges. The clearance and settlement system and its members are responsible for maintaining the records of purchases and sales under the book entry system. The SCLV, which manages the clearance and settlement system, maintains a register reflecting the number of the shares held by each of its member entities (each an *entidad adherida*) on its own behalf as well as the global amount of shares held by the relevant entidad adherida on behalf of their owners. Each member entity, in turn, maintains a register of the owners of such shares. Spanish law considers the legal owner of the shares to be (i) the member entity appearing in the records of the SCLV as holding the relevant shares in its own name, or (ii) the investor appearing in the records of the member entity as holding the shares.

The SCLV has approved certain regulations introducing the so-called "T+3 Settlement System" by which the settlement of any transactions must be made three working days following the date on which the transaction was carried out.

Obtaining legal title to shares of a company listed on any of the Spanish Stock Exchanges through a transaction in the Automated Quotation System requires the involvement of a Spanish brokerage firm or a dealer firm in the relevant sale and purchase transaction and transfer of the shares by book entry. No brokerage fees will be charged in connection with the acquisition of the Shares.

Law 24/1988 of July 28, 1998 regulating the Spanish securities markets has been modified by Law 37/1998 of November 16, 1998 which implements the Investment Services Directive (93/22/EEC). Law 37/1998 allows, under certain conditions, transactions on securities listed in the Spanish Stock Exchanges and admitted to trading on the Automated Quotation System to be carried out without complying with the regulations described above. Secondary legislation is anticipated to be implemented shortly developing the principles contained in Law 24/1988, as amended, for such transactions. Investors should consult with their own advisors as to the legal, tax, business, financial and related impact of each new legislation when it is implemented.

Trading by the Company and its Subsidiaries in the Shares

Under Spanish Corporation Law, a Spanish company may only purchase its own shares if the acquisition has been approved by the shareholders in a general meeting, if the shares to be purchased are fully paid and if the nominal value of the shares to be purchased (when added to those already held by the company) does not exceed 10% (or 5% in the case of companies whose shares are listed on any of the Spanish Stock Exchanges) of the nominal value of the company's issued capital stock. If a company purchases any of its own shares, the company must create a non-distributable reserve equal to the value of the purchased shares on the books of the company. A company may also elect to cancel the shares so purchased and reduce its issued capital stock accordingly. While a company holds any of its own shares, those shares do not carry any rights to dividends or other distributions or voting rights, although they will be counted for the purposes of computing the quorum requirements for general meetings of shareholders. Unless shares so purchased are cancelled, they can be resold by the company. If a company purchases any of its own shares in breach of the limits imposed by Spanish Corporation Law, the excess shares so purchased must be disposed of or cancelled within one year or within three years if the only limit breached relates to the above-mentioned 10% or 5% limit.

Certain of the restrictions described above also apply to a purchase by any subsidiary in its parent company. If the shares of the company of which shares are purchased are listed on the Spanish Stock Exchanges, such purchases must be reported to the CNMV when they exceed, or cause the company's and any subsidiaries' purchases to exceed, 1% of the total capital stock of the company.

Tender Offers

Pursuant to Royal Decree 1197/1991, subject to certain exceptions, any individual or corporation proposing to acquire shares (or other securities that may directly or indirectly give the right to subscription of such shares) in a company whose capital is admitted for trading on a Spanish Stock Exchange, thereby reaching a participation of 25% or more in the company's capital, may not do so without first launching a public tender offer to acquire shares on the terms and conditions laid down in such Royal Decree. Similar obligations are imposed by the Royal

Decree with respect to 25% holders who wish to increase their shareholdings by 6% or more within a twelve month period and to holders who wish to obtain a holding of 50% or more. The provisions of Royal Decree 1197/1991 apply not only to the offeror but also to members of the same group of companies of the offeror, to legal entities or to individuals acting in concert (connected persons) with the offeror, and to associates of the offeror.

Other Characteristics

Investing in securities of companies listed on any of the Spanish Stock Exchanges may involve special considerations not typically associated with other securities markets. The Spanish Stock Exchanges have substantially less trading volume than the securities markets of certain other Western European countries. In addition, securities traded on the Spanish Stock Exchanges may be less liquid and more volatile than the securities traded in certain other securities markets. Accordingly, the Spanish Stock Exchanges may be substantially affected by events generally affecting securities markets as well as by the trading of significant blocks of securities. The limited liquidity of the Spanish Stock Exchanges may also affect the ability of an investor to acquire or dispose of securities at the price and time it wishes to do so.

Shares Deposited with Euroclear and Cedelbank

Shares deposited with depositaries for Euroclear and Cedelbank and credited to the respective securities clearance account of purchasers in Euroclear or Cedelbank against payment to Euroclear or Cedelbank will be held in accordance with the Terms and Conditions Governing Use of Euroclear and Cedelbank, the operating procedures of the Euroclear System, as amended from time to time, and the Management Regulations of Cedelbank and the instructions to Participants of Cedelbank, as amended from time to time, as applicable. Persons on whose behalf accounts at Euroclear or Cedelbank are maintained and to which shares have been credited ("investors") shall have the right to receive the number of shares equal to the number of shares so credited, upon compliance with the foregoing regulations and procedures of Euroclear or Cedelbank.

With respect to the shares that are deposited with depositaries for Euroclear or Cedelbank, such shares will be initially recorded in the name of Euroclear, or one of its nominees, and in the name of Cedelbank, or one of its nominees. Thereafter, investors may withdraw shares credited to their respective accounts if they wish to do so, upon payment of the applicable fees described below, if any, and obtaining the relevant recording in the book entry registries kept by the members of the SCLV.

Under Spanish law, only the recorded holder of the shares according to the registry kept by the SCLV is entitled to receive dividends and other distributions and to exercise voting, pre-emptive and other rights in respect of such shares. Euroclear or its nominee and Cedelbank or its nominee will be the sole recorded holders of the shares that are deposited with the depositaries for Euroclear and Cedelbank until such time as investors exercise their rights to withdraw such shares and cause them to obtain the recording of the investor's ownership of the shares in the book entry registries kept by the members of the SCLV.

Cash dividends or cash distributions, as well as stock dividends or other distributions of securities, received in respect of the shares that are deposited with the depositaries for Euroclear and Cedelbank will be credited to the cash accounts maintained on behalf of the investors at Euroclear and Cedelbank, as the case may be, after deduction for applicable withholding taxes, in accordance with the applicable regulations and procedures of Euroclear and Cedelbank. See "Taxation".

Each of Euroclear and Cedelbank will endeavor to inform investors of any significant events of which they have notice affecting the shares recorded in the name of Euroclear or its nominees and Cedelbank or its nominees and requiring action to be taken by Investors. Each of Euroclear and Cedelbank may, at its discretion, take such action as it shall deem appropriate in order to assist investors to direct the exercise of voting rights in respect of the shares. Such actions may include (i) acceptance of instructions from investors to execute or to arrange for the execution of proxies, powers of attorney or other similar certificates for delivery to the Company or its agent; or (ii) voting of such shares by Euroclear or its nominees and Cedelbank or its nominees in accordance with the instructions of investors.

If the Company offers or causes to be offered to Euroclear or its nominees and Cedelbank or its nominees, as the recorded holders of the shares with respect to the shares, any rights to subscribe for additional shares or rights of any other nature, each of Euroclear and Cedelbank will endeavor to inform investors of the terms of any such rights issue of which it has notice in accordance with the provisions of their regulations and procedures referred to above. Such rights will be exercised, insofar as practicable and permitted by applicable law, according to written instructions received from investors, such rights may be sold and, in such event, the net proceeds will be credited to the cash account maintained on behalf of the investor with Euroclear or Cedelbank.

PLAN OF DISTRIBUTION

Under the terms and subject to the conditions set forth in the Placement Agreement dated July 19, 1999 (the "Placement Agreement") among the Company, the Selling Shareholders and the international managers named below for whom Morgan Stanley & Co. International Limited is acting as Global Coordinator, the international managers have severally agreed to purchase, and the Company and the Selling Shareholders have agreed to sell to the international managers, 12,655,272 Shares of the Company.

The following table sets forth the commitments of the international managers:

International managers	Number of Offer Shares
Morgan Stanley & Co. International Limited	6,201,083
Goldman Sachs International	1,265,527
Merrill Lynch International	1,265,527
Crédit Agricole Indosuez	885,869
Paribas	885,869
Société Générale	885,869
ABN AMRO Rothschild	316,382
BBV Interactivos, S.A., S.V.B.	316,382
Banco Santander de Negocios, S.A.	316,382
Kleinwort Benson Limited	316,382
Total	12,655,272

The international managers are offering the Shares subject to their acceptance of the Shares from the Company and the Selling Shareholder and subject to prior sale. The Placement Agreement provides that the obligations of the several international managers to pay for and accept delivery of the Shares are subject to approval of certain legal matters by their counsel and to certain other conditions. The international managers are obligated to take and pay for all of the Shares offered hereby (other than the Shares covered by the Over-Allotment Option described below) if any such shares are taken.

The Selling Shareholders have granted to the Global Coordinator, on behalf of the international managers and the Spanish institutional managers, an option, exercisable within 30 days of the Listing Date, to purchase up to an additional 3,168,820 existing Shares at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Global Coordinator may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the Shares offered hereby. To the extent such option is exercised, each international manager will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional Shares as the number set forth next to such international manager's name in the preceding table bears to the total number of Shares set forth for all international managers in the preceding table.

In consideration of the agreement by the international managers to subscribe for and purchase the Shares, and subject to the Shares being issued and sold as provided in the Placement Agreement, the Company and the Selling Shareholders shall pay to the international managers selling, underwriting and management commissions of 3.5% of the Offer Price of the Shares sold, as applicable, in the Global Offering. In addition, the Company and the Selling Shareholders will pay a financial advisory commission to the Global Coordinator of 0.25% of the Offer Price of the Shares subscribed for or sold in the Global Offering (including in exercise of the Over-Allotment Option) and may pay to the Global Coordinator an additional financial advisory commission of up to 0.25% of the Offer Price of the Shares subscribed for or sold in the Global Offering (including in exercise of the Over-Allotment Option), to be determined at the discretion of the Company and the Selling Shareholders depending on the success of the Global Offering. In addition, the Company has agreed to reimburse the international managers in respect of certain expenses in connection with the Global Offering.

The Placement Agreement provides that the obligations of the international managers are subject to certain conditions precedent and the Placement Agreement may be terminated by the international managers in certain circumstances prior to 2:00 a.m. (Madrid time) on the day following the registration at the Madrid Mercantile Registry of the public deed of increase in the share capital of the Company (the "Capital Increase") resulting in the issue of the 6,723,753 new shares being offered by the Company in the Global Offering (the "New Shares").

Pursuant to Spanish law, the international managers will pay for the New Shares on or about July 20, 1999 (the "Closing Date"). Payment for the New Shares shall be made on behalf of the international managers by

Banco Santander de Negocios, S.A., as agent bank (the "Agent"). The New Shares will come into existence once recorded in book entry form with the SCLV following the registration at the Madrid Mercantile Registry of the public deed relating to the Capital Increase and the provision of a copy to the SCLV. The New Shares will be delivered on the Settlement Date. The Shares sold by the Selling Shareholders (the "Existing Shares") will be delivered against payment therefor on the Settlement Date.

Upon termination of the Placement Agreement, and in certain other circumstances, including if the Shares are not admitted to listing by 10:00 am (Madrid time) on August 2, 1999, the Global Offering will automatically be revoked.

Where Shares have already been delivered by the Company or the Selling Shareholders and the purchase price has been paid by the international managers or investors, the principal consequences of revocation of the Global Offering are: (i) the international managers or investors (as applicable) would be obliged to return title to the Shares to the Company or the Selling Shareholders (as applicable); and (ii) the Company and the Selling Shareholders would be obligated to return the moneys received by them in respect of the subscription or sale of the Shares in the Global Offering (as applicable), by redemption of the Shares by the Company (to the extent possible) or by purchase by the Company and/or the Selling Shareholders.

In the event that any manager is required, pursuant to its underwriting commitment, to buy Shares representing 5% or more of the share capital of the Company, such manager is required to obtain the approval of the *Ministerio de Fomento*. See "Requirements and Restrictions Applicable under Spanish Law to Ownership and Transfer of Shares".

The Company and the Selling Shareholders have been advised by the international managers that the international managers propose to resell the Shares initially at the price set forth on the cover page hereof (1) to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) ("QIBs") in reliance on Rule 144A under the Securities Act and (2) to foreign purchasers outside the United States in compliance with Regulation S under the Securities Act that agree in writing to comply with the transfer restrictions and other conditions set forth in the Placement Agreement. See "Transfer Restrictions".

The Shares have not been registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except as described in the immediately preceding paragraph.

The international managers have advised the Company and the Selling Shareholders that certain of the international managers presently intend to make a market in the Shares as permitted by applicable laws and regulations. Such international managers are not obligated, however, to make a market in the Shares and any such market making may be discontinued at any time at the discretion of such international managers. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Shares.

The Company and all of the Company's shareholders have agreed with the international managers that they will not, for a period of 180 days after the Listing Date, without the prior written consent of the Global Coordinator, (i) issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Shares or any securities convertible into or exercisable or exchangeable for Shares, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Shares or such other securities, in cash or otherwise, *provided* that the above restriction will not apply to (x) the sale of Shares to the international managers and the Spanish managers or (y) the transfer of any Shares by the Company in relation to the Employee Offering. See "– The Spanish Offering" below.

In order to facilitate the offering of the Shares, the international managers, through Morgan Stanley & Co. International Limited as stabilization manager, may engage in transactions that stabilize, maintain or otherwise affect the price of the Shares. Specifically, the international managers may over-allot in connection with the offering, creating a short position in the Shares for their own accounts. In addition, to cover over-allotments or stabilize the price of the Shares, the international managers may bid for, and purchase, the Shares in the open market. Finally, the international managers may reclaim selling concessions allowed to dealers for distributing the Shares in the offering, if the international managers repurchase previously distributed Shares in transactions to cover short positions established by said international manager, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Shares above independent market levels. The international managers are not required to engage in these activities, and may end any of these activities at any time.

From time to time, Morgan Stanley & Co. International Limited and AB Asesores Bursátiles Bolsa, S.V.B., S.A. have provided, and continue to provide, investment banking services to the Company.

The Company on the one hand, and the international managers, on the other, have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

The Spanish Offering

The Spanish Offering will consist of a retail offering of Shares to the public in Spain (the "Spanish Retail Offering") and an offering of Shares to Spanish institutions (the "Spanish Institutional Offering"). A portion of the Spanish Retail Offering will be reserved for the employees of the Company on certain terms and conditions. Revocable purchase orders (*mandatos de compra y suscripción*) will be taken for Shares to be sold in the Spanish Retail Offering from 9:00 a.m. (Madrid time) on July 12, 1999 to 2:00 p.m. (Madrid time) on July 15, 1999. During the public offering period in respect of the Spanish Retail Offering, which starts at 9:00 a.m. (Madrid time) on July 12, 1999 and ends at 2:00 p.m. (Madrid time) on July 16, 1999, investors in the Spanish Retail Offering may issue firm and irrevocable purchase or subscription orders (*solicitudes de compra/suscripción*).

The Selling Shareholders and the Company propose to enter into underwriting agreements with the respective underwriters of the Spanish Retail Offering and the Spanish Institutional Offering named as such in the relevant underwriting agreement (the "Spanish managers"), providing for the several underwriting by the Spanish managers of the offering and sale of the Shares offered in the Spanish Retail Offering and the Spanish Institutional Offering, respectively.

Intersyndicate Agreement

To provide for the coordination of their activities, the international managers and the Spanish managers have entered into an intersyndicate agreement (the "Intersyndicate Agreement") which provides, among other things, that the international managers and the Spanish managers may purchase and sell between each other such number of Shares as agreed by the Global Coordinator. To the extent that there are sales between international managers and the Spanish managers pursuant to the Intersyndicate Agreement, the number of Shares for sale by the international managers and the number of Shares available for sale by the Spanish managers may be more or less than the numbers appearing on the cover page of this Memorandum. Except as permitted by the Intersyndicate Agreement, the price of any Share so sold will be the Offer Price set out on the cover page of this Memorandum, less an amount not greater than the selling concession.

Pursuant to the Intersyndicate Agreement, as part of the distribution of the Shares in the Global Offering and subject to certain exceptions, (i) the international managers will not offer and sell Shares directly or indirectly in Spain and (ii) the Spanish managers will offer and sell Shares, directly or indirectly, only in Spain. For these purposes, an offer or sale is considered to be made in Spain if it is made to any individual resident in Spain or to any corporation, partnership, pension, profit-sharing or other trust or other entity (including any such entity consisting of an investment advisor acting with discretionary authority), whose office most directly connected with the purchase is located in Spain. "Spain" means the Kingdom of Spain, its territories, its possessions and all areas subject to its jurisdiction and any political subdivision thereof.

Pricing of the Offering

Prior to this Offering, there has been no public market for the Shares. The initial public offering price will be determined by negotiations between the Company, the Selling Shareholders and the Global Coordinator. Among the factors to be considered in determining the initial public offering price will be the future prospects of the Company and its industry in general, sales, earnings and certain other financial operating information of the Company in recent periods, and the price-cash earnings ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company.

TRANSFER RESTRICTIONS

The Shares have not been registered under the Securities Act. The Shares may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except (i) in compliance with the registration requirements of the Securities Act and all other applicable securities laws or (ii) pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any other applicable securities laws. Accordingly, the Shares are being offered and sold only (i) inside the United States to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) in compliance with rule 144A ("QIBS") and (ii) outside the United States to persons other than U.S. persons ("foreign purchasers", which term shall include dealers or other professional fiduciaries in the United States acting on a discretionary basis for foreign beneficial owners (other than an estate or trust)), in reliance upon Regulation S under the Securities Act. As used in this section, the terms "United States" and "U.S. person" have the meanings given to them by Regulation S.

Each purchaser of any Share offered in reliance on Rule 144A will be deemed to (i) represent that it is purchasing the Shares for its own account or an account with respect to which it exercises sole investment discretion and that it or such account is a QIB and is aware that such sale is being made in reliance on Rule 144A, (ii) acknowledge that the Shares have not been registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except as set forth below, (iii) agree that if it should resell or otherwise transfer any Shares within the period prior to the expiration of the holding period applicable to sales thereof under Rule 144(k) under the Securities Act (or any successor provision), it will do so only (a) to Sogecable or any subsidiary thereof, (b) inside the United States to a QIB in compliance with Rule 144A, (c) pursuant to a registration statement which has been declared effective under the Securities Act (and which continues to be effective at the time of such transfer), (d) pursuant to an exemption from registration provided by Rule 144 under the Securities Act or (e) outside the United States in compliance with Regulation S, and (iv) agree that it will give each person to whom it transfers the Share notice of any restrictions on transfer or such securities.

Each purchaser of any Share offered in reliance on Regulation S will be deemed to (i) represent that it is a foreign purchaser that is outside the United States and Spain (or a foreign purchaser that is a dealer or other fiduciary as referred to above), (ii) is aware that the sale to it is being made in reliance on Regulation S, and (iii) acknowledge that the Shares have not been registered under the Securities Act.

United States. The Shares have not been and will not be registered under the Securities Act and, subject to certain exceptions, may not be offered or sold within the United States. Each international manager has represented and agreed that it has not offered or sold, and will not offer or sell any Shares except in accordance with Rule 903 of Regulation S or to QIBs pursuant to Rule 144A. Accordingly, each international manager has represented and agreed that neither it, nor any of its affiliates nor any person acting on its or their behalf has engaged or will engage in any directed selling efforts with respect to the Shares.

In addition, until 40 days after the commencement of the Global Offering, an offer or sale of Shares within the United States by a dealer that is not participating in the Global Offering may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A or another exemption from registration under the Securities Act.

United Kingdom. Each international manager has represented and agreed that:

(i) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Shares, from or otherwise involving the United Kingdom;

(ii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of the Shares to a person who is of a kind described in Section 11(3) of the Financial Services Act 1986 (Investment Advertisement) (Exemptions) Order 1996 (as amended), or is a person to whom such document may otherwise lawfully be issued or passed on; and

(iii) it has not offered or sold and will not offer to sell the Shares to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 of the United Kingdom.

Spain. Each of the international managers has also confirmed that (i) it has not distributed and will not distribute this Memorandum in Spain in connection with the offering or sale of Shares and (ii) it has not made and will not make any offers or sales of Shares in Spain except in accordance with the Spanish Securities Market Law and the decrees and regulations made thereunder. Note that there are important requirements and restrictions in Spain regarding the transfer of Shares. See "Requirements and Restrictions Applicable under Spanish Law to Ownership and Transfer of Shares".

Japan. Each of the international managers represents and agrees that the offered Shares have not been and will not be, registered under the Securities and Exchange Law of Japan and that it has not offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

The Netherlands. Shares may not be offered or sold, whether directly or indirectly, as part of their initial distribution or at any time thereafter, to any individual or legal entity situated in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or business within the meaning of the Exemption Regulation of December 21, 1995 (as amended) issued pursuant to the Netherlands' Securities Market Supervision Act of 1995 (*Wet Toezicht Efffectenverkeer 1995*) (which includes banks, brokers, securities institutions, insurance companies, pension funds, investment institutions, other institutional investors and other parties, including treasury departments of commercial enterprises and finance companies of groups, which are regularly active in the financial markets in a professional manner).

LEGAL MATTERS

The validity of the Shares will be passed upon by Freshfields, Madrid, Spain, Spanish and U.S. legal counsel for the Company. Certain U.S. legal matters will be passed upon for the Company by Freshfields, and for the international managers by Shearman & Sterling, U.S. legal counsel for the international managers. Certain Spanish legal matters will be passed upon for the international managers by Garrigues & Andersen, Spanish legal counsel for the international managers.

INDEPENDENT AUDITORS

The Company's Annual Financial Statements at and for the years ended December 31, 1996, 1997 and 1998 included in this Memorandum have been audited by Arthur Andersen y Cía. S. Com., Madrid, independent auditors, as stated in their report with respect thereto.

[THIS PAGE LEFT INTENTIONALLY BLANK]

**SOGECABLE, S.A.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
AND FOR THE THREE MONTH PERIODS ENDED MARCH 31, 1998 AND 1999**

CONTENTS

[THIS PAGE LEFT INTENTIONALLY BLANK]

Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21). In the event of a discrepancy, the Spanish-language version prevails.

AUDITORS' REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of
Sogecable, S.A.:

We have audited the consolidated financial statements of SOGECABLE, S.A. and Dependent Companies (CONSOLIDATED GROUP) comprising the consolidated balance sheets as of December 31, 1998, 1997 and 1996, and the related consolidated statements of operations and notes to consolidated financial statements for the years then ended. The preparation of these consolidated financial statements is the responsibility of the Controlling Company's directors. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the documentation supporting the consolidated financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made.

In our opinion, the consolidated financial statements referred to above present, in all material respects, a true and fair view of the net worth and financial position of Sogecable, S.A. and Dependent Companies as of December 31, 1998, 1997 and 1996, and of the results of their operations in the years then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a consistent basis.

The accompanying consolidated management report for 1998 contains the explanations which the directors consider appropriate about the situation of the Company and of the Group, the evolution of their business and other matters, but is not an integral part of the consolidated financial statements. We have checked that the accounting information in the consolidated management report is consistent with that contained in the consolidated financial statements for 1998. Our work as auditors was confined to checking the consolidated management report with the aforementioned scope, and did not include a review of any information other than that drawn from the Companies' accounting records.

ARTHUR ANDERSEN
José A. Rodríguez Gil
April 5, 1999

Translation of a report and consolidated financial statements origi
accounting principles in Spain (see Note 21). In the e

SOGECABLE, S.A. AND

CONSOLIDATED BALANCE SHEETS
(Currency – Thous

ASSETS	1998	1997	1996
FIXED AND OTHER NONCURRENT ASSETS:			
Start-up expenses	**8,397,518**	**7,721,425**	**1,920,000**
Intangible assets—	**32,387,329**	**40,073,306**	**34,906,673**
Intellectual property	272,140	302,201	60,871
Computer software	3,781,634	2,944,228	2,120,981
Audiovisual and sports broadcasting rights	49,965,577	54,657,890	45,898,878
Rights on leased assets	141,894	141,894	141,894
Other intangible assets	64,836	64,836	20,304
Provisions	(126,823)	(145,986)	(215,136)
Accumulated amortization	(21,711,929)	(17,891,757)	(13,121,119)
Tangible fixed assets—	**45,731,112**	**36,015,395**	**18,554,665**
Land and structures	15,873	15,873	15,873
Machinery, installations and tools	10,606,013	10,203,141	6,339,606
Decoders, keys and adapters	64,271,241	48,512,441	31,256,921
Computer hardware	2,647,696	2,315,851	1,431,831
Other tangible fixed assets	850,493	949,210	663,557
Provisions	(86,693)	—	—
Accumulated depreciation	(32,573,511)	(25,981,121)	(21,153,123)
Long-term financial investments—	**29,123,024**	**20,388,023**	**471,498**
Holdings in companies carried by the equity method	1,376,944	1,163,308	—
Other financial investments	159,570	39,570	39,570
Long-term receivables from multigroup companies	5,051,748	7,904,500	—
Other long-term loans	22,468,007	11,059,566	366,614
Guarantees and deposits	89,033	243,114	84,748
Provisions	(22,278)	(22,035)	(19,434)
Goodwill in consolidation—	**1,787,687**	**819,580**	**559,482**
Companies consolidated by the global integration method	1,559,015	525,580	559,482
Companies carried by the equity method	228,672	294,000	—
Total fixed and other noncurrent assets	**117,426,670**	**105,017,729**	**56,412,318**
DEFERRED CHARGES	**1,259,207**	**816,050**	**1,601,025**
CURRENT ASSETS:			
Due from shareholders for capital calls	**10,000,000**	—	—
Inventories	**14,188,584**	**12,576,793**	**6,079,944**
Accounts receivable—	**40,560,097**	**42,406,497**	**28,423,924**
Customer receivables for sales and other receivables	8,486,363	10,772,912	8,459,609
Receivable from multigroup companies	11,190,667	14,614,055	62,088
Other accounts receivable	13,087,236	9,443,971	14,398,917
Receivable from public authorities	7,979,094	7,698,385	5,562,536
Provisions	(183,263)	(122,826)	(59,226)
Short-term financial investments	**497,335**	**2,367,728**	**11,084,735**
Cash	**3,003,916**	**1,274,619**	**644,343**
Accrual accounts	**3,857,169**	**1,892,757**	**3,056,548**
Total current assets	**72,107,101**	**60,518,394**	**49,289,494**
TOTAL ASSETS	**190,792,978**	**166,352,173**	**107,302,837**

The accompanying Notes 1 to 21 are an inte

ued in Spanish and prepared in accordance with generally accepted
a discrepancy, the Spanish-language version prevails.

IDENT COMPANIES

DECEMBER 31, 1998, 1997 AND 1996
Spanish Pesetas)

SHAREHOLDERS' EQUITY AND LIABILITIES	1998	1997	1996
SHAREHOLDERS' EQUITY:			
Capital stock	**30,000,000**	**20,000,000**	**10,000,000**
Reserves—	**9,971,277**	**9,675,280**	**3,643,998**
Legal reserve	2,058,647	2,000,000	2,000,000
Voluntary reserves	7,943,265	7,415,445	1,577,918
Reserves at consolidated companies	(30,635)	259,835	66,080
Income (Loss) attributable to the Controlling Company—	**(3,656,118)**	**295,997**	**6,031,282**
Consolidated income (loss)	(4,950,163)	(1,057,754)	6,124,869
Income (Loss) attributable to minority interests	1,294,045	1,353,751	(93,587)
Total shareholders' equity	**36,315,159**	**29,971,277**	**19,675,280**
MINORITY INTERESTS	**605,082**	**1,235,468**	**96,830**
DEFERRED REVENUES	**74,277**	**153,343**	**140,835**
PROVISIONS FOR CONTINGENCIES AND EXPENSES	**286,492**	**219,690**	**171,774**
LONG-TERM DEBT:			
Long-term guarantee deposits received	**8,849,280**	**11,195,693**	**17,382,932**
Long-term payables to credit entities	**64,855,690**	**8,573,529**	**7,872,740**
Other long-term payables	**3,237,402**	**4,346,665**	**5,567,230**
Total long-term debt	**76,942,372**	**24,115,887**	**30,822,902**
CURRENT LIABILITIES:			
Short-term guarantee deposits received	**3,585,596**	**6,150,855**	**4,267,080**
Payable to credit entities	**27,407,094**	**41,288,280**	**15,415,141**
Trade accounts payable	**35,820,941**	**46,329,414**	**24,647,072**
Payable to multigroup companies	**1,477,228**	**2,785,100**	**1,789,779**
Other nontrade payables	**6,765,555**	**12,107,417**	**6,026,892**
Accrual accounts	**1,513,182**	**1,995,442**	**4,249,252**
Total current liabilities	**76,569,596**	**110,656,508**	**56,395,216**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**190,792,978**	**166,352,173**	**107,302,837**

rt of these consolidated balance sheets.

Translation of a report and consolidated financial statements origi
accounting principles in Spain (see Note 21). In the

SOGECABLE, S.A.

1998, 1997 AND 1996 S
(Currency – Thous

DEBIT	1998	1997	1996
EXPENSES:			
Purchases	42,181,193	32,121,537	22,406,508
Personnel expenses—			
Wages and salaries	8,260,997	7,188,942	4,955,197
Employee welfare expenses	2,835,342	2,445,241	1,727,544
Period depreciation and amortization	20,213,518	12,816,652	7,895,118
Other operating expenses	44,227,998	43,843,346	29,185,589
Operating income	—	—	**8,627,458**
Financial expenses	4,885,810	1,907,171	1,230,081
Exchange losses	1,113,314	909,556	269,088
Financial income	—	**218,363**	—
Share in losses of companies carried by the equity method	3,823,959	310,025	—
Amortization of goodwill in consolidation	239,184	186,427	54,793
Income from ordinary activities	—	—	**8,123,407**
Variation in fixed asset provisions	86,936	76,233	23,051
Losses on fixed assets	2,511,526	581,747	81,236
Extraordinary expenses	—	32,371	62,832
Extraordinary income	**3,566,492**	**323,505**	**566,507**
Consolidated income before taxes	—	—	**8,689,914**
Corporate income tax	(12,848,143)	(9,040,564)	2,565,045
Consolidated income for the year	—	—	**6,124,869**
Income (Loss) attributed to minority interests	(1,294,045)	(1,353,751)	93,587
Income attributed to the Controlling Company	—	**295,997**	**6,031,282**

The accompanying Notes 1 to 21 are an ir

ıed in Spanish and prepared in accordance with generally accepted
a discrepancy, the Spanish-language version prevails.

EPENDENT COMPANIES

MENTS OF OPERATIONS
Spanish Pesetas)

CREDIT	1998	1997	1996
REVENUES:			
Net sales	98,701,605	80,796,591	71,722,695
Other operating revenues	5,154,663	7,475,393	3,074,719
Operating loss	**13,862,780**	**10,143,734**	—
Gain on short-term financial investments	1,295,978	2,363,876	711,634
Exchange gains	1,264,271	671,214	338,277
Financial loss	**3,438,875**	—	**449,258**
Loss on ordinary activities	**21,364,798**	**10,421,823**	—
Gain on long-term financial investments	—	—	569,550
Extraordinary revenues	6,164,954	1,013,856	164,076
Consolidated loss before taxes	**17,798,306**	**10,098,318**	—
Consolidated loss for the year	**4,950,163**	**1,057,754**	—
Loss attributed to the Controlling Company	**3,656,118**	—	—

rt of these consolidated statements of operations.

Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21). In the event of a discrepancy, the Spanish-language version prevails.

SOGECABLE, S.A.

AND DEPENDENT COMPANIES

NOTES TO 1998, 1997 AND 1996 CONSOLIDATED FINANCIAL STATEMENTS

(1) Dependent and associated companies

The consolidated financial statements were obtained from the individual financial statements of Sogecable, S.A. (formerly Sociedad de Televisión Canal Plus, S.A.) and of the dependent companies.

The consolidated dependent companies are listed in Exhibit 1.

On January 2, 1996, Sogecable, S.A. (formerly Sociedad de Televisión Canal Plus, S.A.) acquired all the shares of Sociedad de Gestión de Cable, S.A. On January 3, 1996, the Shareholders' Meeting of Sociedad de Gestión de Cable, S.A. resolved to dissolve this company without liquidation, with assignment of all its assets and liabilities to Sogecable, S.A. For this purpose, the balances relating to 1995 in the tables showing variations with respect to 1996 in these notes to consolidated financial statements were obtained by aggregating the balances of Sogecable, S.A. (formerly Sociedad de Televisión Canal Plus, S.A.) and Sociedad de Gestión de Cable, S.A.

The wholly-owned investees of Sociedad General de Cine, S.A., namely Sociedad General de Televisión, S.A. and Iberoamericana de Derechos Audiovisuales, S.A. and Cinepaq, S.A., were dissolved without liquidation on January 2, 1997, and February 7, 1997, respectively. The assets and liabilities of all three companies were transferred to Sociedad General de Cine, S.A.

Also, in 1998 the Shareholders' Meetings of Sogepaq Internacional, S.A. and Sogepaq Distribución, S.A. resolved to dissolve these companies without liquidation, with global assignment of their assets and liabilities to their sole shareholders, Sogepaq, S.A. and Sogecable, S.A., respectively.

The financial statements of the absorbed companies contain the dissolution balance sheets and the disclosures required under Article 107 of Corporate Income Tax Law 43/1995.

As of December 31, 1998, 1997 and 1996, Sogecable, S.A. owned a direct and indirect holding of 11.01% in Sociedad General de Cablevisión Canarias, S.A., which was not consolidated.

(2) Basis of presentation of the consolidated financial statements

(a) True and fair view

The accompanying consolidated financial statements for 1998, 1997 and 1996, which were obtained from the companies' individual financial statements, are presented in accordance with the Spanish National Chart of Accounts and, accordingly, give a true and fair view of the net worth, financial position and results of operations of the Consolidated Group.

The 1998 consolidated financial statements and the 1998 individual financial statements of the consolidated companies, which were prepared by each company's directors, will be submitted for approval by the respective Shareholders' or Partners' Meetings, and it is considered that they will be approved without any changes. The 1997 and 1996 financial statements were approved by the respective Shareholders' or Partners' Meetings by the legally stipulated deadline.

(b) Comparative information

To facilitate presentation of the consolidated financial statements, the Group decided to reclassify certain balances included under the "Other Long-Term Loans" and "Receivable from Public Authorities" captions. Consequently, for information comparison purposes, the consolidated balance sheet as of December 31, 1997, was adapted in the same way as in 1998.

(c) Consolidation principles

The companies in which Sogecable, S.A. has a direct or indirect ownership interest of 50% or more and in which it exercises effective control over their management were consolidated by the global integration method. The equity method was used for companies in which the Controlling Company has an ownership

interest of between 20% and 50% and does not exercise effective control over the management of the dependent companies.

All material accounts and transactions between the companies consolidated by the global integration method were eliminated in consolidation.

The equity of third parties in the net worth and results of the companies consolidated by the global integration method is presented under the "Minority Interests" and "Loss Attributed to Minority Interests" captions in the consolidated balance sheets and consolidated statements of operations, respectively.

(3) Valuation standards

The main valuation methods applied in preparing the accompanying consolidated financial statements were as follows:

(a) Goodwill in consolidation

The goodwill in consolidation represents the positive difference at the date of first-time consolidation between the book value of the Controlling Company's holdings in the capital of the dependent companies and the value of the proportion of the dependent companies' equity attributable to such holdings, net, where appropriate, of asset revaluations or liability reductions.

The accompanying consolidated balance sheets as of December 31, 1998, 1997 and 1996, include the goodwill arising from the acquisition by Sociedad General de Cine, S.A. of Sociedad General de Televisión, S.A., Iberoamericana de Derechos Audiovisuales, S.A. and Cinepaq, S.A.

As of December 31, 1998 and 1997, they also include the goodwill arising from the acquisition by Sogecable, S.A. of its holding in Warner Lusomundo Cines de España, S.A. and from the acquisition by CanalSatélite Digital, S.L. of Cable Antena, S.A.

The consolidated balance sheet as of December 31, 1998, also includes the goodwill arising from the acquisition by Sogecable, S.A. of a 2.5% holding in the capital stock of CanalSatélite Digital, S.L.

The accompanying consolidated balance sheets as of December 31, 1997 and 1996, include the goodwill arising from the acquisition by Sogecable, S.A. of its holding in Sogepaq, S.A. This goodwill had been fully amortized as of December 31, 1998.

Goodwill is amortized on a straight-line basis over five years, since this is the period in which it is considered that the companies acquired will contribute to the obtainment of income by the Group.

(b) Start-up expenses

Start-up expenses, which comprise incorporation, preopening and capital increase expenses, are recorded at cost.

The incorporation and capital increase expenses, which relate mainly to taxes, lawyers' fees and public deed and registration expenses, are amortized on a straight-line basis at an annual rate of 20%.

The preopening expenses include all the expenses incurred in the start-up of the coded broadcasts using digital technology through CanalSatélite Digital, S.L., and the costs incurred in attracting subscribers and other costs incurred in the start-up period. The former expenses are amortized on a straight-line basis at an annual rate of 20%, whereas the latter are amortized over the subscription period up to a maximum period of five years.

This caption also includes the costs incurred in developing new thematic television channels, which are amortized on the basis of the foreseeable number of subscribers to these channels over the subscription term.

(c) Intangible assets

The balance of this caption is basically made up as follows:

1. "Audiovisual and Sports Broadcasting Rights" which includes:

a. Advances for audiovisual productions – the balance of this account relates to the amounts advanced by Sogepaq, S.A. to producers to make films, series and other audiovisual productions.

b. Audiovisual productions – the balance of this account relates to the costs incurred in making and acquiring audiovisual productions (series and feature films) and in acquiring, where appropriate, certain rights to screen these productions by Sociedad General de Cine, S.A.

   The Group starts to amortize the productions from the date of commercial release or from the date on which the rating certificate is obtained, in the case of productions that will be shown at movie theaters, or from the date on which the definitive copy is obtained, in the case of television productions.

c. Screening rights and negatives – the negatives are the screening rights to which the Group holds perpetual title. The related acquisition cost is amortized on a straight-line basis over ten years.

d. Other rights – these rights relate basically to advances paid by Gestión de Derechos Audiovisuales y Deportivos, S.A., CanalSatélite Digital, S.L. and Sogecable, S.A. for the acquisition of certain audiovisual rights and for the exploitation of the publicity rights owned by sporting clubs and corporations, and for television and audiovisual rights relating to the Spanish First and Second Division League Championships and the Spanish Soccer Knockout Cup (except for the final) under the pay-per-view system from the 1998/1999 season through the 2002/2003 season. These latter rights are currently assigned to Audiovisual Sport, S.L. under a usufruct arrangement. CanalSatélite Digital, S.L. determines the expense allocable to each year on the basis of the number of potential pay-per-view services sales projected.

   Through June 26, 1998, Gestión de Derechos Audiovisuales y Deportivos, S.A. amortized a contract under which it held publicity rights by weighting the discounted cash flows for each year and contract as a proportion of the total discounted cash flows under each contract. Gestión de Derechos Audiovisuales y Deportivos, S.A. transferred this contract on June 26, 1998.

   Also, as of December 31, 1998, this caption in the accompanying consolidated balance sheet included the cost of certain long-term present and future audiovisual and publicity rights. These rights are amortized on the basis of the revenues generated thereby.

2. The "Intellectual Property" account is charged for the amounts paid to acquire the right to use or to register certain trademarks.

3. The "Computer Software" account is charged for the direct costs incurred in developing computer software and for the acquisition cost of software applications acquired from third parties. Both sets of costs are amortized on a straight-line basis at an annual rate of 20%, and the computer software starts to be amortized from the date on which its development is completed.

4. The "Rights on Leased Assets" caption includes the assets acquired by Sociedad General de Cine, S.A. which are amortized on the basis of the years of useful life of similar tangible fixed assets.

(d) Tangible fixed assets

Tangible fixed assets are carried at cost.

Period upkeep and maintenance expenses are expensed currently.

The companies depreciate their tangible fixed assets by the straight-line method at annual rates based on the following years of estimated useful life:

	Years of Useful Life
Machinery, installations and tools	5-10
Analog decoders, keys and adapters	7
Digital decoders	5
Computer hardware	4-5
Furniture and fixtures	10
Other tangible fixed assets	4-5

(e) Long-term financial investments

Holdings in nonconsolidated companies are valued at the lower of acquisition cost or underlying book value of the holdings.

Loans to investees are recorded at the lower of the amount delivered or market value.

The "Other Long-Term Loans" caption includes, inter alia, the Group's tax assets and prepaid taxes arising from the losses incurred by certain companies in 1998 and 1997, amounting to Ptas. 21,773,504,000 and Ptas. 9,074,151,000, respectively, which the various companies will offset against the operating income earned by them in future years.

(f) Inventories

Inventories are valued at cost and relate mainly to program broadcasting rights.

Under the agreements with the Spanish audiovisual industry, purchases of Spanish program broadcasting rights are allocated to inventories when the materials and the related certificates are delivered, and not at the date of subsequent internal verification, as was the case in prior years.

Sogecable, S.A.'s broadcasting rights are allocated to income as follows:

1. Third-party film broadcasting rights: these rights are allocated to income on the basis of the viewing figures for each showing based on the Company's audience surveys. The percentages allocated to each showing of a film are as follows:

	%
1st showing	52.0
2nd showing	6.1
3rd showing	5.7
4th showing	6.4
5th showing	8.7
6th showing	6.4
7th showing	6.4
8th showing	8.3
	100.0

2. Sporting event broadcasting rights: these rights are allocated to income in full at the date of the first showing.

3. Series broadcasting rights: these rights are allocated to income on a straight-line basis from the date of the first showing on the basis of the number of showings envisaged.

4. Other rights: these rights, which relate basically to documentaries, in-house productions and program titles, are recorded as amortization when they are acquired, regardless of the date of broadcast.

(g) Guarantee deposits received

The deposits received as guarantees for the decoder equipment are recorded at short or long term on the basis of the estimated claimability of this liability.

(h) Classification of debt

Debts maturing in under 12 months from year-end are classified by the Companies as current liabilities and those maturing at over 12 months as long-term debt.

(i) Corporate income tax

In 1996 the Company started to file consolidated corporate income tax returns, in accordance with Corporate Income Tax Law 43/1995. Sogecable, S.A. is the Controlling Company of the tax group which, as of December 31, 1998, included the following companies: Centro de Asistencia Telefónica, S.A., Gestión de Derechos Audiovisuales y Deportivos, S.A., Compañía Independiente de Televisión, S.L., Sociedad General de Cine, S.A., Sogepaq, S.A., Canal Club de Distribución de Ocio y Cultura, S.A., Cinemania, S.L. and Sogecable Fútbol, S.L.

Corporate income tax is calculated on the basis of income per books determined by application of generally accepted accounting principles, which does not necessarily coincide with taxable income.

The corporate income tax expenses is obtained from the tax bases of the consolidated tax group of which Sogecable, S.A. is the Controlling Company and by aggregating the tax bases of the companies consolidated by the global integration method that do not form part of the consolidated tax group.

In general, only the prepaid taxes relating to timing differences arising from the elimination of value adjustments to holdings in companies in the consolidated tax group are recorded.

The tax assets earned are calculated by considering the provisions to the allowance for diminution in value of the companies not included in the consolidated tax group as permanent differences since they do not have any tax effect in subsequent years.

As of December 31, 1998 and 1997, the Consolidated Group recorded revenues for corporate income tax amounting to Ptas. 12,848,143,000 and Ptas. 9,040,564,000, respectively, as a result of the tax losses incurred in those years and the unused tax credits that are expected to be recovered through the income earned in future years.

(j) Foreign currency transactions

Foreign currency on hand and receivables and payables denominated in foreign currencies are translated to pesetas at the exchange rates ruling at the transaction date. The exchange differences arising on translation by this method are charged or credited, as appropriate, to income for the year.

At year-end, the foreign currency on hand and receivables and payables denominated in foreign currencies are translated to pesetas at the year-end exchange rates, and negative differences are charged to income.

(k) Recognition of revenues and expenses

Revenues and expenses are recognized on an accrual basis.

However, in accordance with the accounting principle of prudence, the Group only records realized income at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

(l) Working capital

As a result of the nature of the business activities of the Controlling Company and of its dependent companies, as of December 31, 1997 and 1996, current liabilities significantly exceeded current assets. In 1998 the directors of the Controlling Company took the necessary measures to remedy this situation and, accordingly, as of December 31, 1998, the difference between current liabilities and current assets was considerably lower than at 1997 year-end. The revenues generated in the future by the Controlling Company and by its dependent companies are expected to be sufficient to enable them to settle their debts by the related due dates.

(4) Start-up expenses

The transactions recorded in 1998, 1997 and 1996 in the various start-up expense accounts are summarized as follows:

	Thousands of Pesetas		
	Preopening Expenses	Capital Increase Expenses	Total
Balance at 12/31/95	1,014,367	80,734	1,095,101
Additions	1,426,659	32,336	1,458,995
Amortization	(554,841)	(79,255)	(634,096)
Balance at 12/31/96	1,886,185	33,815	1,920,000
Additions	6,362,285	374,955	6,737,240
Amortization	(904,639)	(31,176)	(935,815)
Balance at 12/31/97	7,343,831	377,594	7,721,425
Additions	2,379,218	16,069	2,395,287
Amortization	(1,632,630)	(86,564)	(1,719,194)
Balance at 12/31/98	8,090,419	307,099	8,397,518

The additions to the "Preopening Expenses" account in 1998 and 1997 arose mainly from projects to develop future television channels, and the additional direct costs incurred in attracting subscribers in various subscription campaigns conducted in 1997.

(5) Intangible assets

The transactions recorded in 1998, 1997 and 1996 in the various intangible asset accounts and the related accumulated amortization are summarized as follows:

Thousands of Pesetas

	Balance at 12/31/95	Additions	Additions Due to Inclusion in Consolidation	Retirements	Balance at 12/31/96	Additions	Retirements	Transfers	Balance at 12/31/97	Additions	Retirements	Balance at 12/31/98
Cost-												
Intellectual property	35,403	19,055	6,844	(431)	60,871	231,334	—	9,996	302,201	48,300	(78,361)	272,140
Computer software	1,667,847	665,525	20,031	(232,422)	2,120,981	823,247	—	—	2,944,228	910,303	(72,897)	3,781,634
Audiovisual and sports broadcasting rights	1,096,084	26,869,774	18,104,260	(171,240)	45,898,878	11,074,547	(2,315,535)	—	54,657,890	11,015,259	(15,707,572)	49,965,577
Rights on leased assets	—	—	141,894	—	141,894	—	—	—	141,894	—	—	141,894
Other intangible assets	9,995	4,809	5,500	—	20,304	60,537	(6,009)	(9,996)	64,836	—	—	64,836
Total cost	**2,809,329**	**27,559,163**	**18,278,529**	**(404,093)**	**48,242,928**	**12,189,665**	**(2,321,544)**	**—**	**58,111,049**	**11,973,862**	**(15,858,830)**	**54,226,081**
Accumulated amortization-												
Intellectual property	12,774	8,638	4,230	(72)	25,570	39,022	—	—	64,592	61,270	(30,454)	95,408
Computer software	848,748	319,962	14,544	(171,966)	1,011,288	423,509	—	—	1,434,797	378,418	(34,784)	1,778,431
Audiovisual and sports broadcasting rights	205,903	2,645,969	9,220,226	(3,677)	12,068,421	5,187,162	(899,573)	—	16,356,010	6,383,998	(2,953,513)	19,786,495
Rights on leased assets	—	3,529	9,489	—	13,018	6,147	—	—	19,165	2,270	—	21,435
Other intangible assets	2,320	502	—	—	2,822	14,371	—	—	17,193	12,967	—	30,160
Total accumulated amortization	**1,069,745**	**2,978,600**	**9,248,489**	**(175,715)**	**13,121,119**	**5,670,211**	**(899,573)**	**—**	**17,891,757**	**6,838,923**	**(3,018,751)**	**21,711,929**
Provisions	**120,124**	**19,517**	**135,949**	**(60,454)**	**215,136**	**9,818**	**(78,968)**	**—**	**145,986**	**3,399**	**(22,562)**	**126,823**

The additions to the "Audiovisual and Sports Broadcasting Rights" caption in 1996 relate mainly to:

1. The contracts acquired by Gestión de Derechos Audiovisuales y Deportivos, S.A., to exploit the publicity rights of a football club for Ptas. 13,217,000,000.

2. The approximately Ptas. 10,100,000,000 paid by CanalSatélite Digital, S.L. to acquire pay-per-view audiovisual rights.

3. The approximately Ptas. 19,697,000,000 paid by Sogecable, S.A., Sociedad General de Televisión, S.A., Cinepaq, S.A., Sociedad General de Cine, S.A. and Sogepaq, S.A. for film and audiovisual productions.

The additions to the "Audiovisual and Sports Broadcasting Rights" caption in 1997 relate basically to the investments made by Sogecable, S.A., Sociedad General de Cine, S.A. and Sogepaq, S.A. in film and audiovisual productions amounting to approximately Ptas. 11,074,547,000. The investments made in this connection in 1998 amounted to Ptas. 2,496,444,000.

The rest of the additions in 1998 to this caption in the accompanying consolidated balance sheet relate mainly to the costs incurred by Sogecable, S.A. in acquiring certain audiovisual and publicity rights, and to the audiovisual rights acquired by CanalSatélite Digital, S.L. from certain television channels.

The retirements from the "Audiovisual and Sports Broadcasting Rights" caption in 1998 were due to the transfer of the contract under which Gestión de Derechos Audiovisuales y Deportivos, S.A. held publicity rights, and to the transfer to the "Inventories" caption in the accompanying consolidated balance sheet of the audiovisual rights acquired by CanalSatélite Digital, S.L. that are classifiable as short-term rights.

The gain arising from the transfer of this contract is the main item under the "Extraordinary Revenues" caption in the accompanying 1998 consolidated statement of operations.

(6) Tangible fixed assets

The transactions recorded in 1998, 1997 and 1996 in the various tangible fixed asset accounts and the related accumulated depreciation are summarized as follows:

Thousands of Pesetas

	Balance at 12/31/95	Additions	Additions Due to Inclusion in Consolidation	Retirements	Transfers	Balance at 12/31/96	Additions	Retirements	Transfers	Balance at 12/31/97	Additions	Retirements	Transfers	Balance at 12/31/98
Cost-														
Structures	—	—	15,873	—	—	15,873	—	—	—	15,873	—	—	—	15,873
Machinery, installations and tools	5,191,140	1,003,395	146,665	(14,562)	12,968	6,339,606	3,938,283	(9,297)	(65,451)	10,203,141	1,067,411	(685,473)	20,934	10,606,013
Decoders, keys and adapters	27,480,396	3,772,050	—	—	4,475	31,256,921	18,888,852	(1,633,332)	—	48,512,441	20,559,975	(4,860,861)	59,686	64,271,241
Computer hardware	1,006,198	376,685	48,948	—	—	1,431,831	883,904	(2,164)	2,280	2,315,851	585,877	(254,032)	—	2,647,696
Other tangible fixed assets	366,202	123,777	207,850	(16,829)	(17,443)	663,557	233,112	(10,630)	63,171	949,210	70,896	(88,993)	(80,620)	850,493
Total cost	**34,043,936**	**5,275,907**	**419,336**	**(31,391)**	**—**	**39,707,788**	**23,944,151**	**(1,655,423)**	**—**	**61,996,516**	**22,284,159**	**(5,889,359)**	**—**	**78,391,316**
Accumulated depreciation-														
Structures	—	—	15,482	—	—	15,482	391	—	—	15,873	—	—	—	15,873
Machinery, installations and tools	2,929,480	601,003	70,239	(4,367)	—	3,596,355	1,060,797	(289)	(63,105)	4,593,758	1,424,697	(330,540)	—	5,687,915
Decoders, keys and adapters	13,092,485	3,431,905	—	—	—	16,524,390	4,792,864	(1,388,643)	—	19,928,611	9,323,794	(4,008,403)	—	25,244,002
Computer hardware	498,904	189,602	17,346	—	—	705,852	290,509	(777)	—	995,584	371,409	(212,715)	—	1,154,278
Other tangible fixed assets	142,851	47,611	126,869	(6,287)	—	311,044	81,364	(8,218)	63,105	447,295	79,159	(55,011)	—	471,443
Total accumulated depreciation	**16,663,720**	**4,270,121**	**229,936**	**(10,654)**	**—**	**21,153,123**	**6,225,925**	**(1,397,927)**	**—**	**25,981,121**	**11,199,059**	**(4,606,669)**	**—**	**32,573,511**
Provisions	—	—	—	—	—	—	—	—	—	—	**86,693**	—	—	**86,693**

The additions to the cost and accumulated depreciation of the decoders, keys and adapters as of December 31, 1998, 1997 and 1996, relate mainly to the purchases of digital decoders by CanalSatélite Digital, S.L. The retirements from this account in 1998 and 1997 relate to the cost and accumulated depreciation of analog decoders, keys and adapters retired from the accounts and sold by Sogecable, S.A.

(7) Long-term financial investments

The transactions recorded in 1998, 1997 and 1996 in the various long-term financial investment accounts are summarized as follows:

	Thousands of Pesetas						
	Holdings in Companies Carried by the Equity Method	Other Investments	Loans to Multigroup Companies	Long-Term Loans	Guarantees and Deposits	Provisions	Total
Balance at 12/31/95	646,108	158,550	—	25,000	75,598	—	905,256
Additions	—	39,570	—	366,614	20,486	(19,434)	407,236
Retirements	(646,108)	(158,550)	—	(25,000)	(11,336)	—	(840,994)
Balance at 12/31/96	—	39,570	—	366,614	84,748	(19,434)	471,498
Additions	1,163,308	—	7,904,500	10,692,952	158,366	(2,601)	19,916,525
Balance at 12/31/97	1,163,308	39,570	7,904,500	11,059,566	243,114	(22,035)	20,388,023
Additions	760,830	120,000	427,748	11,408,441	5,109	(243)	12,721,885
Retirements	(547,194)	—	(3,280,500)	—	(159,190)	—	(3,986,884)
Balance at 12/31/98	**1,376,944**	**159,570**	**5,051,748**	**22,468,007**	**89,033**	**(22,278)**	**29,123,024**

The detail of the "Holdings in Companies Carried by the Equity Method" caption as of December 31, 1998 and 1997, is as follows:

	Thousands of Pesetas		
	Balance at 12/31/98	Balance at 12/31/97	%
Audiovisual Sport, S.L.	445,501	992,695	39.99
Warner Lusomundo Cines de España, S.A.	788,398	170,613	33.33
Compañía Independiente de Noticias de Televisión, S.L.	108,166	—	50.00
Sogecable Música, S.L.	34,879	—	49.99
	1,376,944	1,163,308	

The retirements from the "Holdings in Companies Carried by the Equity Method" caption in 1996 relate to the exchange of shares with the shareholders of CanalSatélite Digital, S.L. (formerly Sociedad General de Cablevisión, S.A.). The gain of Ptas. 518,508,000 on this share exchange is recorded under the "Gain on Long-Term Financial Investments" caption in the accompanying consolidated statement of operations for 1996.

The "Long-Term Receivables from Multigroup Companies" account includes the advances paid by the Controlling Company and its dependent companies to football clubs through March 13, 1997, and assigned to Audiovisual Sport S.L. pursuant to the resolutions of its Board of Directors, together with the audiovisual rights on the Spanish League Championship and Spanish Knockout Cup (except for the final) from the 1998/1999 season through the 2002/2003 season, on a universal basis, in all forms of exploitation, except for pay-per-view.

The balances of the "Other Long-Term Loans" account as of December 31, 1998 and 1997, include, inter alia, the Group's various tax assets and timing differences arising from variations in provisions for diminution in value of investment securities of companies included in the consolidated tax group, totaling Ptas. 21,773,504,000 and Ptas. 9,074,151,000, respectively.

(8) Other accounts receivable

The balances of this caption as of December 31, 1998 and 1997, include the advances paid to trade creditors, particularly for audiovisual rights, and fixed asset suppliers.

The balance as of December 31, 1996, relates basically to advances paid by Gestión de Derechos Audiovisuales y Deportivos, S.A. to sporting corporations and football clubs for exploitation of their publicity rights. Most of these advances, which amounted to Ptas. 10,597,611,000, were contributed to Audiovisual Sport, S.L. in 1997.

(9) Short-term financial investments

The balance of this caption in the consolidated balance sheet as of December 31, 1996, relates mainly to the acquisition of participations in mutual funds for a total amount of Ptas. 8,764,202,061. These investments were cancelled in 1997, and the resulting gains were recorded under the "Gain on Short-Term Financial Investments" caption in the accompanying 1997 consolidated statement of operations.

(10) Shareholders' equity

The transactions recorded in equity accounts in 1998, 1997 and 1996 are summarized as follows:

	Thousands of Pesetas					
	Capital Stock	Legal Reserve	Voluntary Reserves	Reserves at Consolidated Companies	Income for the Year	Interim Dividend
Balance at December 31, 1995	10,000,000	2,000,000	1,577,918	34,902	6,890,925	(4,500,000)
Distribution of 1995 income						
Reserves	—	—	—	-31,178	(31,178)	—
Dividends	—	—	—	—	(6,859,747)	4,500,000
1996 income	—	—	—	—	6,031,282	—
Balance at December 31, 1996	10,000,000	2,000,000	1,577,918	66,080	6,031,282	—
Distribution of 1996 income						
Reserves	—	—	5,837,527	193,755	(6,031,282)	—
Capital increase	10,000,000	—	—	—	—	—
1997 income	—	—	—	—	295,997	—
Balance at December 31, 1997	20,000,000	2,000,000	7,415,445	259,835	295,997	—
Distribution of 1997 income						
Reserves	—	58,647	527,820	(290,470)	(295,997)	—
Capital increase	10,000,000	—	—	—	—	
1998 loss	—	—	—	—	(3,656,118)	—
Balance at December 31, 1998	**30,000,000**	**2,058,647**	**7,943,265**	**(30,635)**	**(3,656,118)**	—

On June 17, 1997, the Shareholders' Meeting of Sogecable, S.A. resolved to increase capital by Ptas. 10,000,000,000 through the issuance of 100,000 new shares of Ptas. 100,000 par value each, all of which were subscribed and paid.

Also, on December 15, 1998, the Shareholders Meeting of Sogecable, S.A. resolved to increase capital by Ptas. 10,000,000,000 through the issuance of 100,000 new shares of Ptas. 100,000 par value each. This capital increase was subscribed in full. The capital calls as of December 31, 1998, included under the "Due from Shareholders for Capital Calls" caption in the accompanying consolidated balance sheet were paid in January 1999.

As of December 31, 1998, 1997 and 1996, the capital stock of Sogecable, S.A. consisted of 300,000, 200,000 and 100,000, respectively, fully subscribed and paid registered shares of Ptas. 100,000 par value each.

The detail of the Controlling Company's shareholder structure and of the related percentages of ownership as of December 31, 1998, 1997 and 1996, is as follows:

	1998		1997		1996	
	Number of Shares	*Percentage of Ownership*	*Number of Shares*	*Percentage of Ownership*	*Number of Shares*	*Percentage of Ownership*
Promotora de Informaciones, S.A. . .	75.000	25.000	50,000	25.000	25,000	25.000
Canal Plus, S.A. (France)	75,000	25.000	50.000	25.000	25,000	25.000
Corporación General Financiera, S.A.	47,370	15.790	31,580	15.790	15,790	15.790
Deya, S.A.	32,340	10.780	—	—	—	—
Inversiones Artá, S.A.	15,030	5.010	25,300	12.650	12,650	12.650
Other	55,260	18.420	43.120	21.560	21,560	21.560
	300.000	100.000	200,000	100.000	100,000	100.000

Under the revised Corporations Law, Sogecable, S.A. must transfer 10% of income for each year to the legal reserve until the balance of this reserve reaches at least 20% of capital stock.

The detail, by company, of the "Reserves at Consolidated Companies" caption as of December 31, 1998, 1997 and 1996, is as follows:

	Thousands of Pesetas		
	Balance at 12/31/98	*Balance at 12/31/97*	*Balance at 12/31/96*
Reserves at companies consolidated by the global integration method:			
Sogecable, S.A.	15,228,106	514,513	(33,439)
Centro de Asistencia Telefónica, S.A.	532,932	92,094	16,391
Gestión de Derechos Audiovisuales y Deportivos, S.A.	(2,486,170)	(513,459)	366
CanalSatélite Digital, S.L.	(11,915,623)	98,656	—
Canal Club de Distribución de Ocio y Cultura, S.A.	(488,243)	(58,924)	(1,223)
Sociedad General de Cine, S.A.	(206,843)	(29,002)	—
Sogepaq, S.A.	(122,632)	139,330	83,985
Compañía Independiente de Televisión, S. L.	183	—	—
Cable Antena, S.A.	(262,317)	—	—
Sogepaq Distribución, S.A.	—	7,319	—
Sogepaq International, S.A.	—	9,308	—
	279,393	259,835	66,080
Reserves at companies carried by the equity method:			
Audiovisual Sport, S.L.	(307,305)	—	—
Warner Lusomundo Cines de España, S.A.	(2,723)	—	—
	(310,028)	—	—
	(30,635)	**259,835**	**66,080**

(11) Minority interests

This caption in the accompanying consolidated balance sheets as of December 31, 1998, 1997 and 1996, includes the equity of minority interests in the companies consolidated by the global integration method. The balances of this caption relate substantially in full to the minority interests of CanalSatélite Digital, S.L.

The transactions recorded in 1998, 1997 and 1996 under the "Minority Interests" caption are summarized as follows:

	Thousands of Pesetas
Balance at December 31, 1995	1,049
Share in income for the year	93,587
Inclusion in consolidation	2,194
Balance at December 31, 1996	96,830
Share in loss for the year	(1,353,751)
Inclusion in consolidation	(73,343)
Sale of shareholdings	2,576,732
Dividends paid	(11,000)
Balance at December 31, 1997	1,235,468
Share in loss for the year	(1,294,045)
Acquisition of shareholdings	(336,141)
Capital increases	999,800
Balance at December 31, 1998	**605,082**

(12) Guarantee deposits received

This caption in the accompanying consolidated balance sheets as of December 31, 1998, 1997 and 1996, relates mainly to the guarantee deposits received from subscribers to Canal Plus. In 1996, as a result of the dissolution without liquidation of Sociedad de Gestión de Cable, S.A., the Controlling Company received guarantee deposits amounting to Ptas. 20,926,408,000. Also, in 1997 and 1996 new guarantee deposits amounting to Ptas. 1,443,032,000 and Ptas. 2,312,807,000, respectively, were received in this connection, and the cancellations in 1998, 1997 and 1996 amounted to Ptas. 4,912,572,000, Ptas. 5,748,371,000 and Ptas. 1,589,203,000, respectively. The balances of this caption as of December 31, 1998, 1997 and 1996, amounted to Ptas. 12,432,101,000, Ptas. 17,344,673,000 and Ptas. 21,650,612,000, respectively.

As of December 31, 1998, 1997 and 1996, the Group had recorded under the "Short-Term Guarantee Deposits Received" caption the estimated amounts claimable in 1999, 1998 and 1997, respectively, based on prior years' experience.

(13) Payable to credit entities

As of December 31, 1998, 1997 and 1996, the Group had credit lines with various finance entities with limits of Ptas. 94,532,512,000, Ptas. 53,224,581,000 and Ptas. 25,750,000,000, respectively, against which approximately Ptas. 92,262,784,000, Ptas. 49,861,809,000 and Ptas. 23,287,881,000, respectively, had been drawn down. These credit lines, which bear interest at market rates, mature as follows:

Year	Thousands of Pesetas
1999	27,407,094
2000	939,605
2001	1,916,085
2002	2,000,000
Through 2005	60,000,000
	92,262,784

On February 2, 1998, CanalSatélite Digital, S.L. arranged a syndicated loan of Ptas. 60,000 million, maturing at seven years and bearing interest at market rates. The finance entities that granted this loan consider that as of December 31, 1998, this company had satisfactorily met the obligations envisaged in the loan covenant.

As of December 31, 1998 and 1997, the Controlling Company and the other shareholders of Audiovisual Sport, S.L. were guaranteeing, in proportion to their percentages of ownership, this company's debts to finance entities (bearing interest at market rates) amounting to Ptas. 50,000,000,000 and Ptas. 11,500,000,000, respectively.

(14) Tax matters

Current corporate income tax regulations provide certain tax incentives to encourage new investments.

The Group Companies have availed themselves of the tax benefits provided by these regulations and can deduct the following amounts from their future corporate income tax charges, if any:

	Thousands of Pesetas								
	1998			1997			1996		
Year	Film productions	New Fixed Assets	Other Tax Credits	Film Productions	New Fixed Assets	Other Tax Credits	Film Productions	Training Expenses	New Fixed Assets
1992	—	—	—	—	—	—	31,482	—	—
1993	—	—	—	51,255	6	—	51,255	—	6
1994	65,160	799	—	65,160	799	—	65,160	—	799
1995	127,736	173	—	127,736	173	—	154,951	30	31,779
1996	187,230	2,183	19,171	187,230	2,183	20,484	218,077	228	25,923
1997	—	—	35,672	—	—	33,403	—	—	—
	380,126	3,155	54,843	431,381	3,161	53,887	520,925	258	58,507

In 1998, 1997, and 1996 the Group availed itself of tax benefits provided by these regulations amounting to Ptas. 275,909,000, Ptas. 331,493,000 and Ptas. 698,949,000, respectively.

The reconciliation of the result for the year per books for 1998, 1997 and 1996 to the tax base for corporate income tax purposes is as follows:

	Thousands of Pesetas		
	1998	1997	1996
Consolidated income/loss for the year per books, before taxes	(17,798,306)	(10,098,318)	8,689,914
Timing and permanent differences	(16,110,083)	(12,115,170)	(51,383)
Offset of tax losses	—	—	(23,690)
Tax base	(33,908,389)	(22,213,488)	8,614,841

In 1997 the review by the tax inspection authorities of the periods from January 1, 1990, to December 31, 1995, for all the taxes applicable to the Controlling Company was completed. As a result of this review, tax assessments (which were accepted) totaling approximately Ptas. 143,039,000 were issued, and additional tax credits were recognized for the Company that were taken in the 1996 corporate income tax return filed in July 1997.

The Group Companies have various years open for review by the tax inspection authorities for all the taxes applicable to them. No additional material liabilities are expected to arise for the companies as a result of inspection of the open years.

(15) Revenues and expenses

The detail, by line of business, of the Consolidated Group's net sales is as follows:

	Thousands of Pesetas		
	1998	1997	1996
Subscribers	76,623,495	62,396,263	54,121,011
Advertising	4,075,237	3,669,105	3,182,960
Rental of adapters	2,728,546	3,746,284	3,921,686
Management of rights	4,741,817	8,671,705	5,493,083
Other	10,532,510	2,313,234	5,003,955
	98,701,605	80,796,591	71,722,695

The detail of the transactions with associated companies is as follows:

	Thousands of Pesetas		
	1998	1997	1996
Revenues			
Advertising	4,101,181	74,711	62,400
Other	698,896	159,486	34,584
	4,800,077	234,197	96,984
Expenses			
Purchases	8,852,732	45,661	2,607
Other operating expenses	3,263,073	2,352,928	2,213,763
	12,115,805	2,398,589	2,216,370

Employees

The average number of permanent employees in 1998, 1997 and 1996, by category, was as follows:

	1998	1997	1996
Managers	65	61	33
Department heads	110	115	26
Other employees	1,075	903	678
	1,250	1,079	737

Under current labor regulations, the Group is required to make indemnity payments to employees terminated under certain conditions. Management of the Companies does not foresee any terminations making it necessary to record a provision in this connection.

Income/(Loss) by company

The detail of the contribution of each consolidated company to the results in 1998, 1997 and 1996 is as follows:

	Thousands of Pesetas								
	1998			1997			1996		
	Income (Loss) Attributed to the Group	Income (Loss) Attributed to Minority Interests	Total	Income (Loss) Attributed to the Group	Income (Loss) Attributed to Minority Interests	Total	Income (Loss) Attributed to the Group	Income (Loss) Attributed to Minority Interests	Total
Sogecable, S.A.	(3.839.739)	—	(3.839.739)	586.467	—	586.467	5.837.527	—	5.837.527
Centro de Asistencia Telefónica, S.A.	330.814	976	331.790	440.838	1.300	442.138	75,704	223	75.927
Gestión de Derechos Audiovisuales y Deportivos, S.A.	(103.044)	—	(103.044)	(2.280.020)	—	(2.280.020)	(513.327)	—	(513.827)
CanalSatélite Digital, S.A.	(16.030.834)	(1.300.172)	(17.331.006)	(12.242.637)	(1.331.193)	(13.573.830)	(419.852)	—	(419.852)
Canal Club de Distribución de Ocio y Cultura, S.A.	(284.802)	—	(284.802)	(429.227)	—	(429.227)	(51.512)	—	(51.512)
Sociedad General de Cine, S.A.	(69.143)	—	(69.143)	(150.855)	—	(150.855)	229	—	229
Cinepaq, S.A.	—	—	—	—	—	—	6.787	—	6.787
Sogepaq, S.A.	(82.850)	—	(82.850)	(143,905)	—	(143.905)	122.011	60.824	182.835
Sogepaq Distribución, S.A.	—	—	—	5.002	5.003	10.005	7.279	14.566	21.845
Sogepaq Internacional, S.A.	—	—	—	(119.590)	—	(119.590)	9.260	17.974	27.234
Cable Antena, S.A.	102.106	15.792	117.898	(238.121)	(26.464)	(264.585)	—	—	—
Compañia Independiente de Televisión, S.L.	(857.444)	—	(857.444)	—	—	—	—	—	—
Cinemanía, S.L.	(559.984)	—	(559,984)	—	—	—	—	—	—
Sogecable Fútbol, S.L.	(231.528)	—	(231.528)	—	—	—	—	—	—
Associated companies:									
Audiovisual Sport, S.L.	(3.727.194)	—	(3.727,194)	(307.305)	—	(307.305)	—	—	—
Warner Lusomundo Cines de España, S.A.	(19.810)	—	(19.810)	(2.720)	—	(2.720)	—	—	—
Compañia Independiente de Noticias de Televisión, S.L.	(11.834)	—	(11.834)	—	—	—	—	—	—
Sogecable Música, S.L.	(65.121)	—	(65.121)	—	—	—	—	—	—
no quitar esta línea									
Consolidation adjustments	21.794,289	(10.641)	21.783.648	15.178,070	(2.397)	15,175.673	957.676	—	957.676
Total	(3.656.118)	(1,294,045)	(4,950.163)	295.997	(1,353,751)	(1,057.754)	6.031.282	93.587	6.124.869

(16) Guarantees

As of December 31, 1998 and 1997, the Controlling Company and its dependent companies had guarantee facilities with various finance entities, of which Ptas. 6,403,178,000 and Ptas. 7,251,210,000, respectively, had been drawn.

(17) Directors' remuneration and other benefits

The Companies have not granted any advances or loans to their Board members. In 1998, 1997 and 1996, the directors of Sogecable, S.A. earned remuneration amounting to Ptas. 156,500,000, Ptas. 160,000,000 and Ptas. 160,000,000, respectively.

The Companies do not have any pension or insurance premium payment commitments to the directors.

(18) Future commitments

The Controlling Company and its Group have entered into certain purchase and sale agreements with various suppliers and consumers for future program broadcasting, publicity and sporting rights. These commitments guarantee coverage of the Group Companies' programming needs in the related years.

As of December 31, 1998, the Controlling Company and its Group had peseta and foreign currency payment and collection commitments amounting to approximately Ptas. 327,140,414,000. The net amounts arising under these commitments are payable as follows:

Year	Amount in Thousands of Pesetas at the Year-End Exchange Rates
1999	40,059,200
2000	42,551,244
2001	46,073,082
2002	51,124,830
2003	39,037,343
Remainder through 2008	108,294,715
	327,140,414

The obligation to pay the amounts agreed on in the purchase agreements are solely dependent on the suppliers fulfilling the contractually established terms and conditions.

(19) Subsequent events

In January 1999 the Controlling Company's shareholders disbursed the capital called as of December 31, 1998, amounting to Ptas. 10,000,000,000.

As of December 31, 1998, certain Group companies had accumulated losses exceeding one-half of their capital stock. The Corporations Law and the Limited Liability Companies Law establish in these cases that the company must be dissolved unless capital is sufficiently increased or reduced. The directors will propose to the Shareholders' Meetings, by the legally stipulated deadline, the measures required to restore net worth equilibrium.

(20) "Year 2000" Issue adaptation plans

As of December 31, 1998, the foreseeable impact of the Year 2000 Issue on the computer and production systems of the Controlling Company and of the dependent companies had been assessed, and it is considered that it will not be significant either at present or in the future and, consequently, that it will not have any effect on these consolidated financial statements.

(21) Explanation added for translation to English

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

CONSOLIDATED DEPENDENT COMPANIES. 1998, 1997 AND 1996

EXHIBIT I

Name	Registered Office	Line of Business	Company Owning the Holding	Holding (Thousands of Pesetas) At 12/31/98 %	At 12/31/98 Value	At 12/31/97 %	At 12/31/97 Value	At 12/31/96 %	At 12/31/96 Value
Centro de Asistencia Telefónica, S.A.	Gran Vía, 32 Madrid	Services	Sogecable, S.A.	99.7	339,000	99.7	339,000	99.7	339,000
Gestión de Derechos Audiovisuales y Deportivos, S.A.	Gran Vía, 32 Madrid	Management of audiovisual rights	Sogecable, S.A.	99.99	3,096,391	99.99	206,430	99.99	2,486,222
CanalSatélite Digital, S.L.	Gran Vía, 32 Madrid	Television services	Sogecable, S.A.	92.49	14,935,412	89.99	10,966,893	99.99	1,393,419
Canal Club de Distribución de Ocio y Cultura, S.A.	Gran Vía, 32 Madrid	Catalog sales	Sogecable, S.A.	99.99	—	99.99	—	99.99	52,243
Sociedad General de Cine, S.A.	Gran Vía, 32 Madrid	Production and management of audiovisual rights	Sogecable, S.A.	99.99	780,009	99.99	849,150	100	1,000,000
			Compañía Independiente de Televisión, S.L.	0.01	10	0.01	10	—	—
Compañía Independiente de Televisión, S.L.	Gran Vía, 32 Madrid	Management of audiovisual rights	Sogecable, S.A.	99.99	—	95	12,273	—	—
			Sogepaq, S.A.	0.1	646	5	646	—	—
			Sociedad General de Televisión, S.A.	—	—	—	—	100	16,874
Sogepaq, S.A.	Gran Vía, 32 Madrid	Management and distribution of audiovisual rights	Sogecable, S.A.	33.33	509,933	33.33	537,547	33.33	600,000
			Sociedad General de Cine, S.A.	66.67	900,000	66.67	900,000	—	—
			Iberoamericana de Derechos Audiovisuales, S.A.	—	—	—	—	33.33	450,000
			Cinepaq, S.A.	—	—	—	—	33.33	450,000
Sogepaq Distribución, S.A.	Gran Vía, 32 Madrid	Management and distribution of audiovisual rights	Sogepaq, S.A.	—	—	50	37,500	50	37,500
Sogepaq International, S.A.	Gran Vía, 32 Madrid	Management and distribution of audiovisual rights	Sogepaq, S.A.	—	—	51	2,986	51	51,000
			Sociedad General de Cine, S.A.	—	—	49	2,870	—	—
Cable Antena, S.A.	Gran Vía, 32 Madrid	Cable television services	CanalSatélite Digital, S.L.	99.99	829,200	99.99	711,316	—	—
			Compañía Independiente de Televisión, S.L.	0.01	40	0.01	40	—	—
Cinemanía, S.L.	Gran Vía, 32 Madrid	Operation of thematic television channels	Compañía Independiente de Televisión, S.L.	99.99	—	—	—	—	—
			Sogepaq, S.A.	0.01	50	—	—	—	—
Sogecable Fútbol, S.L.	Gran Vía, 32 Madrid	Operation of thematic television channels	Compañía Independiente de Televisión, S.L.	99.99	18,465	—	—	—	—
			Sogecable, S.A.	0.01	30	—	—	—	—
Audiovisual Sport, S.L.	Diagonal, 477 Barcelona	Management and distribution of audiovisual rights	Gestión de Derechos Audiovisuales y Deportivos, S.A.	40	438,520	40	992,695	—	—
Warner Lusomundo Cines de España, S.A.	Azalea, 1 Alcobendas	Showing of films	Sogecable, S.A.	33.3	1,104,788	33.3	484,868	—	—
Compañía Independiente de Noticias de Televisión, S.L.	Pza. Pablo Ruiz Picasso Madrid	Operation of thematic television channels	Sogecable, S.A.	50	108,166	—	—	—	—
Sogecable Música, S.L.	Gran Vía, 32 Madrid	Operation of thematic television channels	Compañía Independiente de Televisión, S.L.	49.99	57,671	—	—	—	—
Sociedad General de Televisión, S.A.	Gran Vía, 32 Madrid	Production and management of audiovisual rights	Sociedad General de Cine, S.A.	—	—	—	—	100	2,535,000
Iberoamericana de Derechos Audiovisuales, S.A.	Gran Vía, 32 Madrid	Management of audiovisual rights	Sociedad General de Cine, S.A.	—	—	—	—	35.42	662,424
			Sociedad General de Televisión, S.A.	—	—	—	—	63.54	1,067,000
Cinepaq, S.A.	Gran Vía, 32 Madrid	Management of audiovisual rights	Sociedad General de Cine, S.A.	—	—	—	—	100	1,600,000

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

SOGECABLE, S.A.

AND DEPENDENT COMPANIES (CONSOLIDATED GROUP)

1998 MANAGEMENT REPORT

SUBMITTED BY THE BOARD OF DIRECTORS OF SOGECABLE, S.A. TO THE SHAREHOLDERS' MEETING

Ladies and Gentlemen,

Pursuant to Article 202 of the Spanish Corporations Law, the Board of Directors of Sogecable, S.A. is honored to present and submit for the approval of the Shareholders' Meeting the consolidated management report for 1998.

Business performance

Sogecable, S.A.

As of December 31, 1998, the Company had 1,593,614 subscribers, a net increase of 128,720 with respect to 1997 year-end.

The market share at 1998 year-end was 14.39%, as compared to 13.07% at the end of 1997, and the geographical coverage due to the opening of new rebroadcasting centers increased from 93.61% in 1997 to 93.69% in 1998.

Advertising revenues increased by 8.8% in 1998 with respect to 1997, although as a proportion of the Company's total revenues they decreased to 5%.

As regards programming, the strong emphasis placed on sport and films in 1997 was maintained in 1998.

In-house productions consolidated its productions such as "El Día Después" and "La Semana del Guiñol".

CanalSatélite Digital, S.L.

On January 31, 1997, Sogecable, S.A. launched the first European satellite pay digital TV service in Spanish through its investee CanalSatélite Digital, S.L.

In 1998 CanalSatélite Digital, S.L. consolidated its television service for which since inception it has been entering into agreements with the main U.S. film producers, and it acquired exclusive audiovisual rights to the Spanish First and Second Division League Championships and the Spanish Soccer Knockout Cup under the pay-per-view system. Also, in 1998 it offered new services and channels, including most notably "Disney Channel", "40 TV", "AXN" and "Fox Kids".

As of December 31, 1998, there were 599,350 subscribers to the digital service.

Centro de Asistencia Telefónica, S.A.

In 1998 CATSA continued to increase its billings, this time by approximately 20%, through billings to CanalSatélite Digital, S.L.

The telephony business constituted the basis for the increase in billings in 1998, with a rise in the number of calls handled and made.

Gestión de Derechos Audiovisuales y Deportivos, S.A.

In 1998 this company continued to acquire and market audiovisual rights on sporting events, and its main customer is Sogecable, S.A.

In June 1998 it sold a publicity rights contract that it had held since 1996.

Sociedad General de Cine, S.A.

Sociedad General de Cine, S.A. maintained its volume of business in 1998. The productions released in 1998 included, inter alia, "*Los amantes del Circulo Polar*", "*Barrio*" *and* "*El milagro de P.Tinto*".

Sogepaq, S.A.

In 1998 this company maintained its policy of acquiring the most successful Spanish productions and important independent foreign productions.

Outlook

The outlook for the Group as a whole is favorable, based on its performance in 1998 and in the first few months of 1999.

Research and development activities

In 1998 Centro de Asistencia Telefónica, S.A. continued to adapt the current management software to the expected technological changes.

Acquisition of treasury stock

Sogecable, S.A. does not hold any shares of treasury stock and did not carry out any transactions involving treasury stock in 1998.

[THIS PAGE LEFT INTENTIONALLY BLANK]

SPECIAL REPORT ON LIMITED REVIEW

To Management of
Sogecable, S.A.

We have reviewed the accompanying balance sheet of SOGECABLE, S.A. and Dependent Companies (CONSOLIDATED GROUP) at March 31, 1999, and the related statements of income for the three months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the International Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

The most recent studies conducted by the technical department of CanalSatélite Digital, S.L. disclose that the most appropriate estimated useful life for the digital decoders is seven years, rather than the five years applied to date. This change was made effective from January 1, 1999, and gave rise to a reduction in the period depreciation charge in the consolidated statement of operations for, the three-month period ended March 31, 1999, of approximately Ptas. 600 million, before considering the tax effect and the share of minority interests (see Note 3-d).

Our work did not include an examination of the financial statements as of March 31, 1999 of the company carried by the equity method Audiovisual Sport, S.L.

Based on our review, except for the effects, if any, that might arise from the scope limitation described in the previous paragraph, nothing has come to our attention that causes us to believe that the accompanying statements do not give a true and fair view in accordance with generally accepted accounting principles in Spain.

ARTHUR ANDERSEN

May 25, 1999

José A. Rodriguez Gil

Translation of a report and consolidated financial statements origir
accounting principles in Spain (see Note 20). In the e

SOGECABLE, S.A. A

CONSOLIDATED BALANCE SHE]

(Currency – Thousa

ASSETS	March 1999	March 1998
FIXED AND OTHER NONCURRENT ASSETS:		
Start-up expenses	**8,154,261**	**9,409,748**
Intangible assets—	**31,290,723**	**39,421,066**
Intellectual property	274,387	283,558
Computer software	3,869,413	3,139,765
Audiovisual and sports broadcasting rights	50,116,467	54,940,662
Rights on leased assets	141,894	141,894
Other intangible assets	64,836	64,836
Provisions	(117,668)	(135,919)
Accumulated amortization	(23,058,606)	(19,013,730)
Tangible fixed assets—	**44,869,494**	**46,265,504**
Land and structures	15,873	15,873
Machinery, installations and tools	10,655,933	10,274,734
Decoders, keys and adapters	65,480,573	61,096,699
Computer hardware	2,670,309	2,322,700
Other tangible fixed assets	858,071	898,719
Provisions	(86,693)	—
Accumulated depreciation	(34,724,572)	(28,343,221)
Long-term financial investments—	**31,335,754**	**23,120,727**
Holdings in companies carried by the equity method	894,004	1,154,727
Other financial investments	209,572	28,124
Long-term receivables from multigroup companies	5,105,259	7,819,341
Other long-term receivables	25,062,306	13,833,181
Guarantees and deposits	86,891	290,944
Provisions	(22,278)	(5,590)
Goodwill in consolidation—	**1,676,891**	**764,819**
Companies consolidated by the global integration method	1,464,551	487,151
Companies carried by the equity method	212,340	277,668
Total fixed and other noncurrent assets	**117,327,123**	**118,981,864**
DEFERRED CHARGES	**1,376,643**	**1,518,707**
CURRENT ASSETS:		
Inventories	**14,311,580**	**12,135,152**
Accounts receivable—	**40,762,376**	**44,950,557**
Customer receivables for sales and other receivables	6,777,744	9,360,711
Receivable from multigroup companies	10,409,420	14,949,448
Other accounts receivable	15,691,946	10,558,746
Receivable from public authorities	8,141,721	10,227,282
Provisions	(258,455)	(145,630)
Short-term financial investments	**390,406**	**677,243**
Cash	**1,679,891**	**2,429,658**
Accrual accounts	**4,428,891**	**1,426,882**
Total current assets	**61,573,144**	**61,619,492**
TOTAL ASSETS	**180,276,910**	**182,120,063**

The accompanying Notes 1 to 20 are an integral par

sued in Spanish and prepared in accordance with generally accepted
a discrepancy, the Spanish-language version prevails.

EPENDENT COMPANIES

S OF MARCH 31, 1999 AND 1998
Spanish Pesetas)

SHAREHOLDERS' EQUITY AND LIABILITIES	March 1999	March 1998
SHAREHOLDERS' EQUITY:		
Capital stock	30,000,000	20,000,000
Reserves—	6,315,159	9,971,278
Legal reserve	2,058,647	2,000,000
Voluntary reserves	7,943,265	7,415,446
Reserves at consolidated companies	152,986	(30,635)
Income (Loss) for 1998	(3,839,739)	586,467
Income (Loss) for the Period	(1,154,356)	276,585
Consolidated loss	(1,338,616)	(271,399)
Loss attributed to minority interests	184,260	547,984
Total shareholders' equity	35,160,803	30,247,863
MINORITY INTERESTS	962,872	689,887
DEFERRED REVENUES	37,784	112,187
PROVISIONS FOR CONTINGENCIES AND EXPENSES	1,666,092	216,119
LONG-TERM DEBT:		
Long-term guarantee deposits received	8,849,280	11,195,693
Long-term payables to credit entities	64,683,447	57,430,690
Other accounts payable	2,230,553	4,365,536
Total long-term debt	75,763,280	72,991,919
CURRENT LIABILITIES:		
Short-term guarantee deposits received	2,664,938	3,768,905
Payable to credit entities	25,500,509	22,608,869
Trade accounts payable	31,357,182	37,746,828
Payable to multigroup companies	1,634,635	539,361
Other nontrade payables	4,195,308	10,977,499
Accrual accounts	1,333,507	2,220,626
Total current liabilities	66,686,079	77,862,088
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	180,276,910	182,120,063

e consolidated balance sheet as of March 31, 1999.

Translation of a report and consolidated financial statements origi
accounting principles in Spain (see Note 20). In the e

SOGECABLE, S.A. AND I

CONSOLIDATED STAT

FOR THE THREE MONTH PERI(
(Currency – Thous:

DEBIT	Jan-March 1999	Jan-March 1998
EXPENSES:		
Purchases	14,682,862	10,237,446
Personnel expenses—		
Wages and salaries	2,272,251	1,992,972
Employee welfare expenses	616,735	631,810
Period depreciation and amortization	4,387,473	4,044,717
Other operating expenses	10,066,777	13,638,159
Operating income	—	—
Financial expenses	1,112,093	993,813
Exchange losses	226,678	97,923
Financial income	—	—
Share in losses of companies carried by the equity method	1,872,517	8,580
Amortization of goodwill	110,796	54,762
Income from ordinary activities	—	—
Losses on fixed assets	23,015	16,888
Extraordinary expenses	40,053	10,337
Extraordinary income	**80,439**	**277,228**
Consolidated income before taxes	—	—
Corporate income tax	(2,546,254)	(2,802,865)
Consolidated income for the year	—	—
Loss attributed to minority interests	(184,260)	(547,984)
Income attributed to the Controlling Company	—	**276,585**

The accompanying Notes 1 to 20 are an integral part of the consolid:

ued in Spanish and prepared in accordance with generally accepted
a discrepancy, the Spanish-language version prevails.

NDENT COMPANIES

TS OF OPERATIONS

DED MARCH 31, 1999 AND 1998
Spanish Pesetas)

CREDIT	Jan-March 1999	Jan-March 1998
REVENUES:		
Net sales	29,702,635	25,398,969
Other operating revenues	1,065,389	2,416,947
Operating loss	**1,258,074**	**2,729,188**
Gain on short-term financial investments	198,821	235,131
Exchange gains	407,040	297,643
Financial loss	**732,910**	**558,962**
Share in income of companies carried by the equity method	8,988	—
Loss on ordinary activities	**3,965,309**	**3,351,492**
Extraordinary revenues	143,507	304,453
Consolidated loss before taxes	**3,884,870**	**3,074,264**
Consolidated loss for the year	**1,338,616**	**271,399**
Loss attributed to the Controlling Company	**1,154,356**	—

tement of operations for the three-month period ended March 31, 1999.

Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see note 20). In the event of a discrepancy, the Spanish-language version prevails.

SOGECABLE, S.A.
AND DEPENDENT COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 1999

(1) Dependent and associated companies

The accompanying consolidated financial statements as of March 31, 1999, were obtained from the individual financial statements of Sogecable, S.A. and of the dependent companies.

The consolidated dependent companies are listed in ***Exhibit 1***.

The wholly-owned investees of Sociedad General de Cine, S.A., namely Sociedad General de Televisión, S.A. and Iberoamericana de Derechos Audiovisuales, S.A. and Cinepaq, S.A. were dissolved without liquidation on January 2, 1997, and February 7, 1997, respectively. The assets and liabilities of all three companies were transferred to Sociedad General de Cine, S.A.

The financial statements of Sociedad General de Cine, S.A. for 1997 and 1996 contain the dissolution balance sheets and the disclosures required under Article 107 of Law 43/1995.

Also, in 1998 the Shareholders' Meetings of Sogepaq Internacional, S.A. and Sogepaq Distribución, S.A. resolved to dissolve these companies without liquidation, with global assignment of their assets and liabilities to their sole shareholders, Sogepaq, S.A. and Sogecable, S.A., respectively.

The 1998 and 1997 financial statements of Sogecable, S.A. and Sogepaq, S.A. contain the dissolution balance sheets and the disclosures required under Article 107 of Corporate Income Tax Law 43/1995.

(2) Basis of presentation of the Consolidated Financial Statements

(a) True and fair view

The accompanying consolidated financial statements as of March 31, 1999, which were prepared by the directors of the Controlling Company, were obtained from the companies' individual financial statements and are presented in accordance with the Spanish National Chart of Accounts and, accordingly, give a true and fair view of the net worth, financial position and results of operations of the Consolidated Group.

(b) Comparative information

For information comparison purposes, the directors present, together with the consolidated balance sheet as of March 31, 1999, and the consolidated statement of operations for the three-month period ended March 31, 1999, the balance sheet as of March 31, 1998, and the consolidated statement of operations for the three-month period then ended.

(c) Consolidation principles

The companies in which Sogecable, S.A. has a direct or indirect ownership interest of 50% or more and in which it exercises effective control over their management were consolidated by the global integration method. The equity method was used for companies in which the Controlling Company has an ownership interest of between 20% and 50% and does not exercise effective control over the management of the dependent companies.

All material accounts and transactions between the companies consolidated by the global integration method were eliminated in consolidation.

The equity of third parties in the net worth and results of the companies consolidated by the global integration method is presented under the "Minority Interests" and "Loss Attributed to Minority Interests" captions in the consolidated balance sheets and consolidated statements of operations, respectively.

(3) Valuation standards

The main valuation methods applied in preparing the accompanying consolidated financial statements were as follows:

(a) Goodwill in consolidation

The goodwill in consolidation represents the positive difference at the date of first-time consolidation between the book value of the Controlling Company's holdings in the capital of the dependent companies and the value of the proportion of the dependent companies' equity attributable to such holdings, net, where appropriate, of asset revaluations or liability reductions.

The accompanying consolidated balance sheet as of March 31, 1999, includes the goodwill arising from the acquisition by Sociedad General de Cine, S.A. of Sociedad General de Televisión, S.A., Iberoamericana de Derechos Audiovisuales, S.A. and Cinepaq, S.A. They also include the goodwill arising from the acquisition by Sogecable, S.A. of its holding in Warner Lusomundo Cines de España, S.A. and of its 2.5% holding in CanalSatélite Digital, S.L. and from the acquisition by CanalSatélite Digital, S.L. of Cable Antena, S.A.

Goodwill is amortized by the straight-line method over five years, the period during which it is considered that the companies acquired will contribute to the obtaining of the Group income.

(b) Start-up expenses

Start-up expenses, which comprise incorporation, preopening and capital increase expenses, are recorded at cost.

Incorporation and capital increase expenses, which relate mainly to taxes, lawyers' fees and public deed and registration expenses, are amortized on a straight-line basis at an annual rate of 20%.

The preopening expenses include all the expenses incurred in the start-up of the coded broadcasts using digital technology through CanalSatélite Digital, S.L., and the costs incurred in attracting subscribers and other costs incurred in the start-up period. The former expenses are amortized on a straight-line basis at an annual rate of 20%, whereas the latter are amortized over the subscription period up to a maximum period of five years.

The caption also includes the costs incurred in developing new thematic television channels, which are amortized on the basis of the foreseeable number of subscribers to these channels over the subscription term.

(c) Intangible assets

The balance of this caption is basically made up as follows:

— "Audiovisual Rights" which includes:

— *Advances for audiovisual productions* – The balance of this account relates to the amounts advanced by Sogepaq, S.A. to producers to make films, series and other audiovisual productions.

— *Audiovisual productions* – The balance of this account relates to the costs incurred in making and acquiring audiovisual productions (series and feature films) and in acquiring, where appropriate, certain rights to screen these productions by Sociedad General de Cine, S.A.

The Group starts to amortize the productions from the date of commercial release or from the date on which the rating certificate is obtained, in the case of productions that will be shown at movie theaters, or from the date on which the definitive copy is obtained, in the case of television productions.

— *Screening rights and negatives* – The negatives are the screening rights to which the Group holds perpetual title. The related acquisition cost is amortized on a straight-line basis over ten years.

— *Other rights* – These rights relate basically to advances paid by Gestión de Derechos Audiovisuales y Deportivos, S.A. CanalSatélite Digital, S.L. and Sogecable, S.A. for the acquisition of certain audiovisual rights and for the exploitation of the publicity rights owned by sporting clubs and corporations, and for television and audiovisual rights relating to the Spanish First and Second Division League Championships and the Spanish Soccer Knockout Cup (except for the final) under the pay-per-view system from the 1998/1999 season through the 2002/2003 season. These latter rights are currently assigned to Audiovisual Sport, S.L. under a usufruct arrangement. CanalSatélite Digital, S.L.

determines the expense allocable to each year on the basis of the number of potential pay-per-view service sales projected.

Also, this caption in the accompanying consolidated balance sheet as of March 31, 1999, included the cost of certain long-term present and future audiovisual and publicity rights. These rights are amortized on the basis of the revenues generated thereby.

— The "Intellectual Property" account is charged for the amounts paid to acquire the right to use or to register certain trademarks.

— The "Computer Software" account is charged for the direct costs incurred in developing computer software and for the acquisition cost of software applications acquired from third parties. Both sets of costs are amortized on a straight-line basis at an annual rate of 20%, and the computer software starts to be amortized from the date on which its development is completed.

— The "Rights on Leased Assets" caption includes the assets acquired by Sociedad General de Cine, S.A. which are amortized on the basis of the years of useful life of similar tangible fixed assets.

(d) Tangible fixed assets

Tangible fixed assets are carried at cost.

Period upkeep and maintenance expenses are expensed currently.

The companies depreciate their tangible fixed assets by the straight-line method at annual rates based on the following years of estimated useful life:

	Years of Useful life
Machinery, installations and tools	5-10
Analog decoders, keys and adapters	7
Digital decoders	7
Computer hardware	4-5
Furniture and fixtures	10
Other tangible fixed assets	4-5

For the year starting January 1, 1999, CanalSatélite Digital, S.L. lengthened the years of estimated useful life of digital decoders from 5 to 7 and recalculated the related straight-line depreciation accordingly. The effect of this estimate on the consolidated financial statements as of March 31, 1999, amounts to approximately Ptas. 238,745.000, net of the tax effect.

(e) Long-term financial investments

Holdings in nonconsolidated companies are valued at the lower of acquisition cost or underlying book value of the holdings.

Loans to investees are recorded at the lower of the amount delivered or market value.

The "Other Long-Term Receivables" caption includes, inter alia, the Group's tax assets and prepaid taxes arising from the losses incurred by certain companies in the three months ended March 31, 1999, and in 1998 and 1997, amounting to Ptas. 24,367,804,000, which the various companies will offset against the operating income earned by them in future years.

(f) Inventories

Inventories are valued at cost and relate mainly to program broadcasting rights.

Under the agreements with the Spanish audiovisual industry, purchases of Spanish program broadcasting rights are allocated to inventories when the materials and the related certificates are delivered, and not at the date of subsequent internal verification, as was the case in prior years.

Sogecable, S.A.'s broadcasting rights are allocated to income as follows:

1. Third-party film broadcasting rights: these rights are allocated to income on the basis of the viewing figures for each showing based on the company's audience surveys. The percentages allocated to each showing of a film are as follows:

	%
1st showing	52.0
2nd showing	6.1
3rd showing	5.7
4th showing	6.4
5th showing	8.7
6th showing	6.4
7th showing	6.4
8th showing	8.3
	100.0

2. Sporting event broadcasting rights: these rights are allocated to income in full at the date of the first showing.

3. Series broadcasting rights: these rights are allocated to income on a straight-line basis from the date of the first showing on the basis of the number of showings envisaged.

4. Other rights: these rights, which relate basically to documentaries, in-house productions and program titles, are recorded as amortization when they are acquired, regardless of the date of broadcast.

(g) Guarantee deposits received

The deposits received as guarantees for the decoder equipment are recorded at short or long term on the basis of the estimated claimability of this liability.

(h) Classification of debt

Debts maturing in under 12 months from year-end are classified by the companies as current liabilities and those maturing at over 12 months as long-term debt.

(i) Corporate income tax

In 1996 the Company started to file consolidated corporate income tax returns, in accordance with Law 43/1995. Sogecable, S.A. is the Controlling Company of the tax group which, as of December 31, 1998, included the following companies: Centro de Asistencia Telefónica, S.A., Gestión de Derechos Audiovisuales y Deportivos, S.A., Compañía Independiente de Televisión, S.L., Sociedad General de Cine, S.A., Sogepaq, S.A., Canal Club de Distribución de Ocio y Cultura, S.A., Cinemanía, S.L. and Sogecable Fútbol, S.L.

Corporate income tax is calculated on the basis of income per books determined by application of generally accepted accounting principles, which does not necessarily coincide with the taxable income.

The expense for corporate income tax is obtained from the tax bases of the consolidated tax group of which Sogecable, S.A. is the Controlling Company and by aggregating the tax bases of the companies consolidated by the global integration method that do not form part of the consolidated tax group.

In general, only the prepaid taxes relating to timing differences arising from the elimination of value adjustments to holdings in companies in the consolidated tax group are recorded.

The tax credits earned are calculated by considering the provisions to the allowance for diminution in value of the companies not included in the consolidated tax group as permanent differences since they have no tax effect in subsequent years.

As of March 31, 1999, the consolidated Group recorded revenues for corporate income tax amounting to Ptas. 2,546,254,000, as a result of the tax losses incurred in the three months then ended, and the unused tax credits that are expected to be recovered through the income earned in future years.

(j) Foreign currency transactions

Foreign currency on hand and receivables and payables denominated in foreign currencies are translated to pesetas at the exchange rates ruling at the transaction date. The exchange differences arising on translation by this method are charged or credited, as appropriate, to income for the year.

As of March 31, 1999, the foreign currency on hand and receivables and payables denominated in foreign currencies were translated to pesetas at the exchange rates then ruling, and negative differences were charged to income.

(k) Recognition of revenues and expenses

Revenues and expenses are recognized on an accrual basis.

However, in accordance with the accounting principle of prudence, the Company only records realized income at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

(l) Working capital

As a result of the nature of the business activities of the Controlling Company and of its dependent companies, as of March 31, 1999, current liabilities significantly exceeded current assets. The Company's directors consider that the revenues generated in the future by the Controlling Company and its dependent companies will be sufficient to enable them to settle their debts by the related due dates.

(4) Start-up expenses

The transactions recorded in the three-month period ended March 31, 1999, in the various start-up expense accounts are summarized as follows:

	Thousands of Pesetas		
	Preopening	Capital Increase Expenses	Total
Balance at 01/01/99	8,090,419	307,099	8,397,518
Additions	—	211,447	211,447
Amortization	(430,304)	(24,400)	(454,704)
Balance at 03/31/99	7,660,115	494,146	8,154,261

The amounts recorded under the "Preopening Expenses" account as of March 31, 1999, related mainly to projects to develop future television channels, which are taken to period income based on projected subscriber revenues and to the additional direct costs incurred in attracting subscribers in various subscription campaigns conducted in 1997.

(5) Intangible assets

The transactions recorded in the three-month period ended March 31, 1999, in the various intangible asset accounts and the related accumulated amortization are summarized as follows:

	Thousands of Pesetas			
	Balance at 01/01/99	Additions	Retirements	Balance at 03/31/99
Cost:				
Intellectual property	272,140	2,247	—	274,387
Computer software	3,781,634	421,322	(333,543)	3,869,413
Audiovisual and sports broadcasting rights	49,965,577	831,329	(680,439)	50,116,467
Rights on leased assets	141,894	—	—	141,894
Other intangible assets	64,836	—	—	64,836
Total cost	**54,226,081**	**1,254,898**	**(1,013,982)**	**54,466,997**
Accumulated amortization:				
Intellectual property	95,408	13,666	—	109,074
Computer software	1,778,431	142,995	(50,802)	1,870,624
Audiovisual and sports broadcasting rights	19,786,495	1,263,258	(26,208)	21,023,545
Rights on leased assets	21,435	568	—	22,003
Other intangible assets	30,160	3,200	—	33,360
Total accumulated amortization	**21,711,929**	**1,423,687**	**(77,010)**	**23,058,606**
Provisions	**126,823**	—	**(9,155)**	**117,668**

The additions to the "Audiovisual and Sports Broadcasting Rights" caption in the three months ended March 31, 1999, relate basically to the investments made by Sogecable, S.A., Sociedad General de Cine, S.A. and Sogepaq, S.A. in film and audiovisual productions and to the costs incurred by Sogecable, S.A. in acquiring certain audiovisual and publicity exploitation rights.

The retirements from the "Audiovisual and Sports Broadcasting Rights" caption in the period were due to the transfer to the "Inventories" caption in the accompanying consolidated balance sheet of the audiovisual rights acquired by CanalSatélite Digital, S.L. that are classifiable as short-term rights.

(6) Tangible fixed assets

The transactions recorded in the three-month period ended March 31, 1999, in the various tangible fixed asset accounts and the related accumulated depreciation are summarized as follows:

	Thousands of Pesetas			
	Balance at 01/01/99	Additions	Retirements and Transfers	Balance at 03/31/99
Cost:				
Structures	15,873	—	—	15,873
Machinery, installations and tools	10,606,013	49,941	(21)	10,655,933
Decoders, keys and adapters	64,271,241	1,664,445	(455,113)	65,480,573
Computer hardware	2,647,696	22,613	—	2,670,309
Other tangible fixed assets	850,493	7,578	—	858,071
Total cost	**78,391,316**	**1,744,577**	**(455,134)**	**79,680,759**
Accumulated depreciation:				
Structures	15,873	—	—	15,873
Machinery, installations and tools	5,687,915	351,179	8,817	6,047,911
Decoders, keys and adapters	25,244,002	2,029,548	(348,507)	26,925,043
Computer hardware	1,154,278	108,157	—	1,262,435
Other tangible fixed assets	471,443	20,548	(18,681)	473,310
Total accumulated depreciation	**32,573,511**	**2,509,432**	**(358,371)**	**34,724,572**
Provisions	**86,693**	—	—	**86,693**

The additions to the cost and accumulated depreciation of the decoders, keys and adapters relate mainly to the purchases of digital decoders by CanalSatélite Digital, S.L. The retirements from this account relate mainly to the cost and accumulated depreciation of analog decoders, keys and adapters sold by Sogecable, S.A.

(7) Long-term financial investments

The transactions recorded in the three-month period ended March 31, 1999, in the various long-term financial investment accounts are summarized as follows:

	Thousands of Pesetas						
	Holdings in Companies Carried by the Equity Method	Other Investments	Loans to Multigroup Companies	Long-Term Loans	Guarantees and Deposits	Provisions	Total
Balance at 01/01/99	1,376,944	159,570	5,051,748	22,468,007	89,033	(22,278)	29,123,024
Additions	8,988	50,002	53,511	2,594,299	2,712	—	2,709,512
Retirements	(491,928)	—	—	—	(4,854)	—	(496,782)
Balance at 03/31/99	894,004	209,572	5,105,259	25,062,306	86,891	(22,278)	31,335,754

The detail of the "Holdings in Companies Carried by the Equity Method" caption as of March 31, 1999, is as follows:

	Thousands of Pesetas	%
Warner Lusomundo Cines de España, S.A.	797,387	33.33
Compañía Independiente de Noticias de Televisión, S.L.	76,881	50.00
Sogecable Música, S.L.	19,736	49.99
	894,004	

Additionally, the group has a 39.99% holding in Audiovisual Sport, S.L. The negative net value of this holding that was carried by the equity method as of March 31, 1999, amounted to Ptas. 1,380,589,000 and is included under the "Provisions for Contingencies and Expenses" caption in the accompanying consolidated balance sheet at that date.

The "Loans to Multigroup Companies" account includes the advances paid by the Controlling Company and its dependent companies to football clubs through March 13, 1997, and assigned to Audiovisual Sport S.L. pursuant to the resolutions of its Board of Directors, together with the audiovisual rights on the Spanish League Championship and Spanish Knockout Cup (except for the final) from the 1998/1999 season through the 2002/2003 season, on a universal basis, in all forms of exploitation, except for pay-per-view.

The balances of the "Other Long-Term Receivables" account as of March 31, 1999, include, *inter alia*, the group's various tax credits and timing differences arising from variations in provisions for diminution in value of investment securities of companies included in the consolidated tax group, totaling Ptas. 24,367,804,000.

(8) Other accounts receivable

The balance of this caption as of March 31, 1999, includes the advances paid to trade creditors, particularly for audiovisual rights, and fixed asset suppliers.

(9) Shareholders' equity

The transactions recorded in equity accounts in the three-month period ended March 31, 1999, are summarized as follows:

	Thousands of Pesetas					
	Capital Stock	Legal Reserve	Voluntary Reserves	Reserves at Consolidated Companies	1998 Loss	Period Income (Loss)
Balance at January 1, 1998	30,000,000	2,058,647	7,943,265	(30,635)	—	(3,656,118)
Distribution of 1998 income— Reserves	—	—	—	183,621	(3,839,739)	3,656,118
Loss for the three-month period ended March 31, 1999	—	—	—	—	—	(1,154,356)
Balance at March 31, 1999	30,000,000	2,058,647	7,943,265	152,986	(3,839,739)	(1,154,356)

As of March 31, 1999, the capital stock of Sogecable, S.A. consisted of 300,000 fully subscribed and paid registered shares of Ptas. 100,000 par value each.

The detail of the Controlling Company's shareholder structure and of the related percentages of ownership as of March 31, 1999, is as follows:

	Number of Shares	Percentage of Ownership
Promotora de Informaciones, S.A.	75,000	25.000
Canal Plus, S.A. (Francia)	75,000	25.000
Corporación General Financiera, S.A.	47,370	15.790
Deya, S.A.	32,340	10.780
Inversiones Artá, S.A.	15,030	5.010
Other	55,260	18.420
	300,000	100.000

Under the revised Corporations Law, Sogecable, S.A. must transfer 10% of income for each year to the legal reserve until the balance of this reserve reaches at least 20% of capital stock.

The detail, by company, of the "Reserves at Consolidated Companies" caption as of March 31, 1999, is as follows:

	Thousands of Pesetas
Reserves at companies consolidated by the global integration method:	
Sogecable, S.A.	32,522,286
Centro de Asistencia Telefónica, S.A.	863,746
Gestión de Derechos Audiovisuales y Deportivos, S.A.	1,144,959
CanalSatélite Digital, S.L.	(28,079,460)
Canal Club de Distribución de Ocio y Cultura, S.A.	(773,043)
Sociedad General de Cine, S.A.	(299,673)
Sogepaq, S.A	(209,263)
Compañía Independiente de Televisión, S. L.	(23,502)
Cable Antena, S.A.	(67,565)
Cinemanía, S.L.	(559,984)
Sogecable Fútbol. S.L.	(231,528)
	4,286,973
Reserves at companies carried by the equity method:	
Audiovisual Sport, S.L.	(4,034,499)
Warner Lusomundo Cines de España, S.A.	(22,532)
Compañía Independiente de Noticias de T.V., S.L.	(11,835)
Sogecable Música, S.L.	(65,121)
	(4,133,987)
	152,986

(10) Minority interests

This caption in the accompanying consolidated balance sheet as of March 31, 1999, includes the equity of minority interests in the companies consolidated by the global integration method. The balances of this caption relate substantially in full to the minority interests of CanalSatélite Digital, S.L.

The transactions recorded in the three-month period ended March 31, 1999, under the "Minority Interests" caption are summarized as follows:

	Thousands of Pesetas
Balance at January 1, 1999	605,082
Share in loss for the year	(184,260)
Capital increase disbursements	500,200
Acquisition of shareholdings	41,850
Balance at March 31, 1999	962,872

(11) Guarantee deposits received

This caption in the accompanying consolidated balance sheet as of March 31, 1999, includes mainly the guarantee deposits received from subscriber to Canal Plus. Cancellations in the three-month period ended March 31, 1999, amount to Ptas. 920,658,000. The balance of this caption as of March 31, 1999, amounted to Ptas. 11,511,443,000.

As of March 31, 1999, the Company had recorded under the "Short-Term Guarantee Deposits Received" caption the estimated amounts claimable in subsequent years based on prior years' experience.

(12) Payable to credit entities

As of March 31, 1999, the Group had credit lines with various finance entities with a limit of Ptas. 95,997,054,000, against which approximately Ptas. 90,183,956,000 had been drawn down. These credit lines, which bear interest at market rates, mature as follows:

Year	Thousands of Pesetas
1999	25,500,509
2000	718,091
2001	3,965,356
Through 2005	60,000,000
	90,183,956

On February 2, 1998, CanalSatélite Digital, S.L. arranged a syndicated loan of Ptas. 60,000 million, maturing at seven years and bearing interest at market rates. The finance entities that granted this loan consider that as of March 31, 1999, this company had satisfactorily met the obligations envisaged in the loan covenant.

As of March 31, 1999, the Controlling Company and the other shareholders of Audiovisual Sport, S.L. were guaranteeing, in proportion to their percentages of ownership, this company's debts to finance entities (bearing interest at market rates) amounting to Ptas. 50,000,000,000.

(13) Tax matters

Current corporate income tax regulations provide certain tax incentives to encourage new investments.

The Group Companies have availed themselves of the tax benefits provided by these regulations and can deduct the following amounts from their future corporate income tax charges, if any, as of March 31, 1999:

	Film Productions	New Fixed Assets	Other Tax Credits
1994	65,160	799	—
1995	127,736	173	—
1996	187,230	2,183	19,171
1997	—	—	35,672
	380,126	3,155	54,843

The Group availed itself of Ptas. 31,175,000 of tax benefits provided by these regulations for the period ended March 31, 1999.

The reconciliation of the loss per books for the three-month period ended March 31, 1999, to the tax base for corporate income tax purposes is as follows:

	Thousands of Pesetas
Consolidated income for the period per books, before taxes	(3,884,870)
Timing and permanent differences	(1,932,048)
Tax loss	(5,816,918)

The Group Companies have various years open for review by the tax inspection authorities for all the taxes applicable to them. No additional material liabilities are expected to arise for the Companies as a result of inspection of the open years.

(14) Revenues and expenses

The detail, by line of business, of the Consolidated Group's net sales for the three-month period ended March 31, 1999, is as follows:

	Thousands of Pesetas
Subscribers	25,754,283
Advertising	1,049,878
Rental of adapters	583,722
Management of rights	1,357,306
Other	957,446
	29,702,635

The detail of the transactions with associated companies is as follows:

	Thousands of Pesetas
Revenues:	
Advertising	1,049,878
Other	279,857
	1,329,735
Expenses:	
Purchases	6,582,993
Other operating expenses	582,814
	7,165,807

Employees

The average number of permanent employees in the three-month period ended March 31, 1999, by category, was as follows:

	Number of Employees
Managers	61
Department heads	129
Other employees	1,013
	1,203

Under current labor regulations, the Group is required to make indemnity payments to employees terminated under certain conditions. Management of the Companies does not foresee any terminations making it necessary to record a provision in this connection.

Income (Loss) by Company

The detail of the contribution of each consolidated company to the results in the three-month period ended March 31, 1999, is as follows:

	Thousands of Pesetas		
	Income (Loss) Attributed to the Group	Income (Loss) Attributed to Minority Interests	Total
Sogecable, S.A.	(1,007,147)	—	(1,007,147)
Centro de Asistencia Telefónica, S.A.	168,674	498	169,172
Gestión de Derechos Audiovisuales y Deportivos, S.A.	(1,039,669)	—	(1,039,669)
CanalSatélite Digital, S.A.	(2,027,500)	(164,448)	(2,191,948)
Canal Club de Distribución de Ocio y Cultura, S.A.	(59,802)	—	(59,802)
Sociedad General de Cine, S.A.	3,591	—	3,591
Sogepaq, S.A.	27,665	—	27,665
Cable Antena, S.A.	17,103	—	17,103
Compañía Independiente de Televisión, S.L.	(249,889)	—	(249,889)
Cinemanía, S.L.	(55,258)	—	(55,258)
Sogecable Fútbol, S.L.	(254,735)	—	(254,735)
Associated companies—			
Audiovisual Sport, S.L.	(1,826,090)	—	(1,826,090)
Warner Lusomundo Cines de España, S.A.	8,988	—	8,988
Compañía Independiente de Noticias de Televisión, S.L.	(31,284)	—	(31,284)
Sogecable Música, S.L.	(15,143)	—	(15,143)
Consolidation adjustments	5,186,140	(20,310)	5,533,058
Total	(1,154,356)	(184,260)	(1,338,616)

(15) Guarantees

As of March 31, 1999, the Controlling Company and its dependent companies had guarantee facilities with various finance entities, of which Ptas. 6,381,775,000 had been drawn.

(16) Directors' remuneration and other benefits

The Companies have not granted any advances or loans to their Board members. During the three-month period ended March 31, 1999, the directors of the Controlling Company earned remuneration amounting to Ptas. 21,500,000.

The Companies do not have any pension or insurance payment commitments to the directors.

(17) Future commitments

The Controlling Company and its Group have entered into certain purchase and sale agreements with various suppliers and consumers for future program broadcasting rights and for publicity and sporting rights. These commitments guarantee coverage of the Group Companies' programming needs in the related years.

As of March 31, 1999, the Controlling Company and its Group had peseta and foreign currency payment and collection commitments amounting to approximately Ptas. 324,548,224,000. The net amounts arising under these commitments are payable as follows:

Year	Amount in Thousands of Pesetas at the Year-End Exchange Rates
1999	31,636,071
2000	47,688,918
2001	50,422,542
2002	53,640,782
2003	40,239,763
Remainder through 2008	100,930,148
	324,548,224

The obligation to pay the amounts agreed in the purchase agreements are solely dependent on the suppliers fulfilling the contractually established terms and conditions.

(18) Subsequent events

On May 18, 1999, the Shareholders' Meeting of Sogecable, S.A. resolved to redenominate the capital stock in euros, by applying the Ptas. 166.386/euro conversion rate to the capital stock amount at that time (Ptas. 30,000,000,000). Consequently, the capital stock amounted to euros 180,303,631.32, and the par value of each share to euros 601.012104, following application of the procedure envisaged in Law 46/98.

The Shareholders' Meeting then resolved to increase capital by euros 296,368.68, with a charge to the voluntary reserve, by increasing the par value of each share by euros 0.987896 to euros 602 per share.

It was also resolved to decrease the par value of the shares to euros 2 per share, simultaneouly increasing the Company's number of shares in the proportion of 301 new shares for every old share.

Consequently, the capital stock amount is set at euros 180,600,000 and consists of 90,300,000 fully paid registered shares of euros 2 par value each.

The Shareholders' Meeting also resolved to make a public offering for the sale of Sogecable, S.A. shares for shareholders notifying the Board of Directors of their interest in availing themselves thereof within forty calendar days from the date of the Shareholders' Meeting, and authorized the Board of Directors to increase the Company's capital stock by a maximum par value of euros 30,000,000, through issuance of up to 15,000,000 shares of euros 2 par value each, through a public offering for subscription of shares. It was also resolved to request admission to listing in the Madrid, Barcelona, Bilbao and Valencia stock exchanges and inclusion in the Spanish computerized trading system (continuous market).

As of March 31, 1999, certain group companies had accumulated losses exceeding one-half of their capital stock. The Spanish Corporations Law and the Spanish Limited Liability Companies Law establish in these cases that the company must be dissolved unless capital is sufficiently increased or reduced. The directors will propose to the Shareholders' Meetings, by the legally stipulated deadline, the measures required to restore net worth equilibrium.

On May 18, 1999, the Shareholders' Meeting of CanalSatélite Digital, S.L. resolved to increase capital by Ptas. 6,000,000,000, of which Ptas. 5,549,800,000 related to Sogecable, S.A., to be paid by the shareholders within one month. it was then resolved to reduce capital by Ptas. 12,188,300,000 to offset prior years' losses.

Also on that date, the Shareholders' Meeting of Canal Club de Distribución de Ocio y Cultura, S.A. resolved to carry out a capital increase of Ptas. 144,800,000, which was fully subscribed and paid by Sogecable, S.A. and then to reduce capital by Ptas. 284,800,000 to offset prior years' losses.

On May 18, 1999, the Shareholders' Meeting of Cinemanía, S.L. resolved to carry out a capital increase of Ptas. 434,980,000, which was fully paid by its shareholders, and to reduce capital by Ptas. 559,980,000 to offset prior years' losses.

(19) "Year 2000" issue

As of March 31, 1999, the foreseeable impact of the Year 2000 Issue on the computer and production systems of the Controlling Company and of the dependent companies had been assessed, and it is considered that it will not be significant either at present or in the future and, consequently, that it will not have any effect on these consolidated financial statements.

(20) Explanation added for translation to English

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

EXHIBIT I

CONSOLIDATED DEPENDENT AND ASSOCIATED COMPANIES AS OF MARCH 31, 1999

Name	Registered Office	Line of Business	Company Owning the Holding	Thousands of Pesetas	
				%	Value
Centro de Asistencia Telefónica, S.A.	Gran Via, 32 Madrid	Services	Sogecable, S.A.	99.70	339,000
Gestión de Derechos Audiovisuales y Deportivos, S.A.	Gran Via, 32 Madrid	Management of audiovisual rights	Sogecable, S.A.	99.99	2,056,826
CanalSatélite Digital, S.L.	Gran Via, 32 Madrid	Television services	Sogecable, S.A.	92.49	12,907,860
Canal Club de Distribución de Ocio y Cultura, S.A.	Gran Via, 32 Madrid	Catalog sales	Sogecable, S.A.	99.99	—
Sociedad General de Cine, S.A.	Gran Via, 32 Madrid	Production and management of audiovisual rights	Sogecable, S.A.	99.99	783,601
			Compañía Independiente de Televisión, S.L.	0.01	10
Compañía Independiente de Televisión, S.L.	Gran Via, 32 Madrid	Mangement of audiovisual rights	Sogecable, S.A.	99.99	—
			Sogepaq, S.A.	0.01	646
Sogepaq, S.A.	Gran Via, 32 Madrid	Management and distribution of audiovisual rights	Sogecable, S.A.	33.33	519,154
			Sociedad General de Cine, S.A.	66.67	900,000
Cable Antena, S.A.	Gran Via, 32 Madrid	Cable television services	Sogecable, S.A.	99.99	1,100,000
			Compañía Independiente de Televisión, S.L.	0.01	40
Cinemania, S.L.	Gran Via, 32 Madrid	Operation of thematic television channels	Compañía Independiente de Televisión, S.L.	99.99	—
			Sogepaq, S.A.	0.01	50
Sogecable Fútbal, S.L.	Gran Via, 32 Madrid	Operation of thematic television channels	Compañía Independiente de Televisión, S.L.	33.34	—
			Sogecable, S.A.	66.66	330,223
Audiovisual Sport, S.L.	Diagonal, 477 Barcelona	Management and distribution of audiovisual rights	Gestión de Derechos Audiovisuales y Deportivos, S.A.	40.00	—
Warner Lusomundo Cines de España, S.A.	Azalea, 1 Alcobendas	Showing of films	Sogecable, S.A.	33.30	1,113,767
Compañía Independiente de Noticias de Televisión, S.L.	Pza. Pablo Ruiz Picasso Madrid	Operation of thematic television channels	Sogecable, S.A.	50.00	76,882
Sogecable Música, S.L.	Gran Via, 32 Madrid	Operation of thematic television channels	Compañía Independiente de Televisión, S.L.	49.99	42,528

SOGECABLE, S.A.

AND DEPENDENT COMPANIES (CONSOLIDATED GROUP)

SPECIAL REPORT ON COMPILATION OF STATEMENTS OF CONSOLIDATED CASH FLOWS

To the Directors of Sogecable, S.A.:

Gentlemen:

Spanish GAAP do not require presentation of a statement of cash flows in the financial statements. Therefore, and for the purposes of the analysis of the financial position of Sogecable, S.A. and its Dependent Companies (Sogecable Group) in the context of the offering of shares pursuant to this Offering Memorandum, we have compiled the Statements of Consolidated Cash Flows included in the accompanying Exhibit prepared following the methodology of IAS 7 requirements and omitting any required disclosures from such Statements. Such statements have been prepared for the purpose of presenting complementary analytical accounting information on the consolidated financial statements for the years ended December 31, 1998, 1997 and 1996, and the consolidated financial statements for the three-month period ended March 31, 1999, of the Sogecable Group. A compilation is the presentation of certain information in the form of financial statements. The preparation of such information is the responsibility of the Company.

Our responsibility is to report on the accompanying Statements of Consolidated Cash Flows prepared based on the financial statement amounts reported under Spanish GAAP.

The accompanying Statements of Consolidated Cash Flows have been prepared for the purpose explained in the first paragraph above and may not be suitable for other purposes. Accordingly, they do not substitute, in any way, the information on which they are based and, therefore, should be analyzed in the context of the Consolidated Financial Statements for the years ended December 31, 1998, 1997 and 1996, which where audited by us, and the unaudited consolidated financial statements as of March 31, 1999, of the Sogecable Group, the reports on which are included elsewhere in this Memorandum.

In our opinion, the Statements of Consolidated Cash Flows presented in the accompanying Exhibit have been properly compiled, following the methodology of IAS 7 requirements and omitting any required disclosures from such Statements, from the consolidated financial statements for the years ended December 31, 1998, 1997, 1996 and 1995, and the consolidated financial statements as of March 31, 1999, of the Sogecable Group.

Very truly yours,

ARTHUR ANDERSEN

José A. Rodríguez Gil
May 25, 1999

Statements of Consolidated Cash Flows for the years 1996, 1997 and 1998 and the three mo

	1996
Cash provided by operations—	
Net income (loss)	6,(
Depreciation and amortization	7,9
Provisions	2
Decrease (increase) in inventories	(1,2
Decrease (increase) in receivables, net	(24,2
Decrease (increase) in prepaid expenses	1,[illegible]
Increase (decrease) in accounts payable	26,6
Cash provided by operations	**17,1**
Cash flow from investing activities—	
Start-up expenses investments	(2,2
Intangible assets investments	(36,[illegible]
Tangible fixed assets investments	(20,[illegible]
Long-term financial investments	(4
Tax credits and timing differences	
Goodwill in consolidation	(5
Minority interests	
Other investments, net	9
Sales and retirement of fixed assets	1,2
Cash from (used in) investing activities	**(57,8**
Cash flow from financing activities—	
Increase capital stock	[illegible]
Net increase (reduction) in long-term debt	30,8
Net increase (reduction) in short-term borrowings	15,4
Payment of dividends	(2,3
Cash from (used in) financing activities	**43,8**
Net increase (decrease) in cash	3,1
Cash and short-term financial investments at beginning of year	8,5
Cash and short-term financial investments at end of year	**11,[illegible]**

'ATEMENTS

riod ended March 31, 1999 prepared based on the financial statement amounts reported under Spanish GAAP.

Millions of Pesetas		
1997	1998	03/31/1999
296	(3,656)	(1,154)
13,003	20,453	4,498
55	134	1,370
(6,497)	(1,612)	(122)
(13,981)	1,846	(203)
(1,090)	(2,447)	(751)
30,642	(19,723)	(7,798)
22,428	**(5,005)**	**(4,160)**
(6,737)	(2,395)	(211)
(12,190)	(11,974)	(1,255)
(23,944)	(22,284)	(1,745)
(10,822)	(45)	(115)
(9,097)	(12,677)	(2,594)
(447)	(1,207)	—
1,138	(630)	358
797	(521)	(153)
1,621	17,652	1,530
(59,681)	**(34,081)**	**(4,185)**
10,000	—	10,000
(6,707)	52,826	(1,179)
25,873	(13,881)	(1,907)
—	—	—
29,166	**38,945**	**6,914**
(8,087)	(141)	(1,431)
11,729	3,642	3,501
3,642	**3,501**	**2,070**

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ANNEX A

SUMMARY OF CERTAIN DIFFERENCES BETWEEN SPANISH GAAP AND U.S. GAAP

The financials statements of the Company have been prepared in accordance with generally accepted accounting principles in Spain (Spanish GAAP) which in certain areas differ from generally accepted accounting principles in the United States (U.S. GAAP).

The following paragraphs summarize the areas in which differences between Spanish GAAP and U.S. GAAP could be significant to the Company's result of the operations and financial condition as of December 31, 1998. The organizations that promulgate US GAAP have projects ongoing that could have a sufficient impact on future comparisons such as those. The Company has not prepared financial statements in accordance with U.S. GAAP and, accordingly, cannot offer any assurances that the differences described below would, in fact, be the accounting principles creating the greatest differences between financial statements of the Company prepared under U.S. GAAP and under Spanish GAAP. In addition, the Company cannot estimate the net effect that applying U.S. GAAP would have on its results of operations or financial position, or any component thereof, in any of the presentations of financial information in the Memorandum. However, the effect of such differences may be, individually or in the aggregate, material, and in particular, it may be that the consolidated income (loss) and total shareholders' equity, prepared on the basis of U.S. GAAP would be materially different due to these differences. The following summary may not include all differences which exist between Spanish GAAP and U.S. GAAP. No attempt has been made to identify disclosure, presentation or classification differences that would affect the manner in which transactions and events are presented in the financial statements.

Goodwill

Under Spanish GAAP, goodwill is capitalized and amortized in the income statement systematically over a period not exceeding 10 years (20 years for annual account prepared since December 31, 1998).

Under U.S. GAAP, goodwill is amortized to income systematically over the period estimated to be benefited, not to exceed 40 years.

Foreign currency gains and losses

Unrealized gains which result from exchange rate variations in relation to foreign currency denominated balances are deferred and recognized as income when the transaction is realized. Under U.S. GAAP these exchange differences are recognized as income.

Extraordinary Income and Expenses

The Company has recorded certain income and expenses as extraordinary in the income statement. Under U.S. GAAP, these income and expenses items would not have been classified as extraordinary items but rather included in the determination of operating results.

Income tax

In accordance with Spanish GAAP, deferred tax assets may only be recorded when a company reasonably estimates that the amount thereof will be recovered in the future. Deferred tax assets in respect of loss carryforwards may only be recognized when the related losses are considered to be exceptional and are expected to be offset by future income, and are expected to reverse within ten years.

Under U.S. GAAP, all deferred tax assets and tax credits in respect of loss carryforwards are recognized. Nevertheless, deferred tax assets must be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that a certain portion of the deferred tax assets will not be realized.

Presentation

The statutory annual account in Spain comprise the balance sheet, statement of profit and loss and the notes thereto. Detail of changes in shareholders' equity and a disclosure of source and application of funds must be included in the notes. Nevertheless, the primary financial statements required under U.S. GAAP comprise not only the balance sheet and the statement of profit and loss, but also a statement of cash flows, a statement of changes in shareholders' equity and a statement of comprehensive income.

The format and the level of disclosure in the profit and loss accounts follows local regulations. These are significantly different from those required under U.S. GAAP.

Deferred Expenses

a) Stock issuance expenses. In accordance with Spanish GAAP, costs associated with stock capital increases are capitalized and amortized over five years. US GAAP requires stock issuance expenses to be netted against the proceeds from the capital increase.

b) Start up Expenses. Under Spanish GAAP such costs are generally capitalized and amortized to income over the period estimated to be benefited. Under U.S. GAAP such costs are expensed as incurred.

Earnings per share

Spanish GAAP does not require disclosure of earnings per share information. U.S. GAAP requires the presentation of basic and diluted earnings per share on the face of the income statement.

ANNEX B

SUMMARY FINANCIAL INFORMATION RELATING TO CERTAIN SUBSIDIARIES OF THE GROUP

The following table shows selected finanical information for Gestsport, for the three years ended December 31, 1996, 1997 and 1998:

Gestsport

	1998	1997	1996
		Ptas (million)	
Fixed Assets	6,228	22,248	14,506
Working Capital[1]	10,484	3,547	3,828
Shareholders' Equity	3,096	207	2,487
Payable to Credit Entities	711	8,375	8,228
Revenues	6,919	9,226	6,756
Operating Income (Loss)	(1,730)	(2,904)	320
Net Income (Loss)	(103)	(2,280)	0

The following table shows selected financial information for CATSA, for the three years ended December 31, 1996, 1997 and 1998:

CATSA

	1998	1997	1996
		Ptas (million)	
Fixed Assets	1,798	1,661	1,012
Working Capital[1]	370	(796)	(595)
Shareholders' Equity	1,206	875	432
Payable to Credit Entities	1,015	—	—
Revenues	5,812	4,903	2,593
Operating Income (loss)	553	601	70
Net Income (Loss)	332	442	76

The following table shows selected financial information for Sogecine, for the three years ended December 31, 1996, 1997 and 1998:

Sogecine

	1998	1997	1996
		Ptas (million)	
Fixed Assets	3,570	5,243	4,798
Working Capital[1]	2,307	(2,776)	(3,865)
Shareholders' Equity	780	849	1,000
Payable to Credit Entities	1,104	1,615	—
Revenues	2,778	2,218	—
Operating Income (loss)	(444)	(300)	—
Net Income (loss)	(69)	(151)	—

The following table shows selected financial information for Sogepaq for the three years ended December 31, 1996, 1997 and 1998:

Sogepaq

	1998	1997	1996
		Ptas (million)	
Fixed Assets	8,762	10,548	5,899
Working Capital[1]	(2,227)	(4,757)	(2,142)
Shareholders' Equity	1,530	1,613	1,882
Payable to Credit Entities	5,066	4,138	1,850
Revenues	5,228	3,580	4,202
Operating Income (loss)	161	152	340
Net Income (loss)	(83)	(144)	188

(1) Working Capital is defined as current assets (excluding cash and temporary financial investments) minus current liabilities (excluding short-term payable to credit entities).

Sogecable